Form 20-F
period 2021-12-31
uCloudlink Group Inc.
filed 2022-04-27
CIK 1775898

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  . . . . . . . . . . . . . . . . . . .

For the transition period fromto

Commission file number: 001-39302

UCLOUDLINK GROUP INC.
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Unit 2214-Rm1, 22/F, Mira Place Tower A 132 Nathan Road, Tsim Sha Tsui Kowloon, Hong Kong +852 2180-6111
(Address of principal executive offices)

Yimeng Shi, Chief Financial Officer Telephone: +852 2180-6111 Email: ir@ucloudlink.com Unit 2214-Rm1, 22/F, Mira Place Tower A 132 Nathan Road, Tsim Sha Tsui Kowloon, Hong Kong
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

164,975,400 Class A ordinary shares (excluding the 6,503,520 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans) and 122,072,980 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2021.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐ Yes   ☒ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐ Yes   ☒ No

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

•	“uCloudlink” are to UCLOUDLINK GROUP INC.;
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;
•	“former VIEs” are to the former variable interest entities, which are Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd.;
•	“Restructuring” refers to a series of restructuring transactions to unwind the historical contractual agreements with the former VIEs and adjust our local business in China; and
•

“we,” “us,” “our company” and “our” are to UCLOUDLINK GROUP INC., our Cayman Islands holding company, and its subsidiaries, and, when describing our operations and consolidated financial information, also including the former VIEs in China and their subsidiaries.

ii

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—B. Business Overview.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 4. Information on the Company—B. Business Overview” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Our Holding Company Structure and Contractual Arrangements with the Former Variable Interest Entities

UCLOUDLINK GROUP INC is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries, including but not limited to the former VIEs based in China. PRC laws and regulations restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we used to operate these businesses in China through Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd., which we refer to as the former VIEs in this annual report. There were contractual arrangements among our PRC subsidiaries, the former VIEs and their nominee shareholders, which were terminated on March 17, 2022 as we continued to adjust our business model in China and proceed the Restructuring. Revenues contributed by the former VIEs accounted for 25%, 8% and 5% of our total revenues for the years of 2019, 2020 and 2021, respectively. As used in this annual report, “uCloudlink” refers to UCLOUDLINK GROUP INC., and “we,” “us,” “our company,” or “our” refers to UCLOUDLINK GROUP INC. and its subsidiaries, and, when describing our operations and consolidated financial information, also includes the former VIEs and their subsidiaries in China. Investors in our ADSs are not purchasing equity interest in the former VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

We, through Beijing uCloudlink Technology Co., Ltd., were subject to a series of contractual arrangements with the former VIEs and the nominee shareholders of the former VIEs from January 2015 to March 2022. During the effective period of these contractual arrangements, these contractual arrangements enabled us to: (i) receive the economic benefits that could potentially be significant to the former VIEs in consideration for the services provided by our subsidiaries; (ii) exercise effective control over the former VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by PRC law.

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders would be disposed pursuant to the contractual agreements with Beijing uCloudlink. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the former VIEs because of these contractual arrangements for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2019, 2020 and 2021 in this annual report.

As we continued to evaluate our business plan, we have decided to adjust our business model in China, which we believe will no longer require specific certificate for offering internet access services that could fall within the scope of prohibited or restricted categories for foreign investment in China. As a result, the contractual arrangements with the former variable interest entities, or the former VIEs and their shareholders are no longer necessary. We are in the process of the restructuring to adjust our local business in China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited.

On March 17, 2022, Beijing uCloudlink, the former VIEs, the nominee shareholders of the former VIEs and the spouses of the shareholders of Beijing Technology entered into termination agreements respectively, to terminate these contractual arrangements. Beijing uCloudlink issued a confirmation letter to designate Shenzhen Ucloudlink Technology Limited, or Shenzhen Technology, to exercise the exclusive option right to purchase all equity interests of Beijing Technology from its shareholders according to the abovementioned option agreement. Accordingly, Shenzhen Technology entered into an equity interest transfer agreement with the shareholders of Beijing Technology, and was registered as the sole shareholder of Beijing Technology since March 17, 2022. All contractual arrangements were terminated since then. We believe that the Restructuring will not affect our uCloudlink 1.0 international data connectivity services in China. We will transform and carry out the PaaS and SaaS platform services in China in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in China. The Restructuring is expected to complete in the third quarter of 2022. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

However, our historical contractual arrangements might not be as effective as direct ownership in providing us with control over the former VIEs and the termination of these agreements may incur additional costs. There were and may also be substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to our historical contractual arrangements with the former VIEs and its shareholders. It is uncertain whether any new PRC laws or regulations relating to former VIEs structures will be adopted or if adopted, what they would provide. If we or any of the former VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

Our historical corporate structure is subject to risks associated with our contractual arrangements with the former VIEs. If the PRC government deems that our historical contractual arrangements with the former VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and former VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial performance of the former VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors as determined by the announcement of the PCAOB issued on December 16, 2021. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Risk Factors—Risks Related to Doing Business in China— Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We have conducted our business in China primarily through our subsidiaries and former VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, apart from the VATS License obtained and held by the former variable interest entities, which will be terminated and cancelled before the completion of Restructuring, and the approval of the China Securities Regulatory Commission (“CSRC”) and Cyberspace Administration of China (“CAC”) or other PRC government authorities that may be required in connection with the former VIE structure and our offshore offerings under PRC law, we have not received any requirement from Chinese governmental authorities to obtain other permissions for our operation and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the former VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.”

Additionally, on December 28, 2021, the CAC, together with another twelve regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which came into effect on February 15, 2022. The Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. The Review Measures further elaborated the factors to be considered when assessing the national security risks of the relevant activities. As the Review Measures was issued recently, there are uncertainties regarding how it would be interpreted and enforced, and to what extent it may affect us. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and have accepted public comments until December 13, 2021. The draft Regulations provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

As advised by our PRC legal counsel, the Draft Regulations is released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain.

The Review Measures and the Draft Regulations remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. We cannot predict the impact of the Review Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.”

Under the Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Regulatory—Regulations Related to Personal Information Protection.” In addition, the Review Measures also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval may be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of the obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC government authorities.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, and will accept public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. Under these draft new rules, a filing-based regulatory system will be applied to “indirect overseas offering and listing” of PRC domestic companies, which refers to such securities offering and listing in an overseas market made in the name of an offshore entity, but based on the underlying equity, assets, earnings or other similar rights of a domestic company which operates its main business domestically. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. It is still uncertain when the final versions of these new provisions and measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, we or any of our offering and listing in an overseas market in the future will be subject to the filing requirement with the CSRC.

We believe that we are currently not required to obtain any permission or approval from the CSRC and the CAC in the PRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to a follow-on offering or the continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, which was promulgated by the PRC Ministry of Industry and Information Technology (MIIT) on March 1, 2009 and last amended on July 3, 2017, requires that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for VATS License. Shenzhen uCloudlink Network Technology Co. Ltd. has obtained the VATS License issued by the MIIT in 2017 for conducting business of information technology services and sales of terminals and data related products. As we continued to evaluate our business plan, we have decided to adjust our business model in China, which we believe the VATS License currently held by Shenzhen uCloudlink Network Technology Co. Ltd. is no longer required.  We terminated the contractual arrangements on March 17, 2022, and continue to proceed the Restructuring.  We will also terminate the VATS License currently held by Shenzhen uCloudlink Network Technology Co. Ltd. during the Restructuring. Apart from the VATS License obtained and held by Shenzhen uCloudlink Network Technology Co. Ltd., and the approval of the CSRC or other PRC government authorities that may be required in connection with our offshore offerings under PRC law, we, our PRC subsidiaries and the former VIEs are not required to obtain other permissions from Chinese authorities to operate and issue securities to foreign investors. See “Item 3. Key Information—D. Risk Factor—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities”

Cash and Asset Flows through Our Organization

We conduct our operations in China through our PRC subsidiaries and the former VIEs with which we have maintained contractual arrangements historically. PRC laws and regulations restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we operated these businesses in China through the former VIEs. As our Mainland China and Hong Kong subsidiaries and former VIEs have accumulated losses since their incorporation, none of them has declared or paid any dividends or made any distributions to their respective holding companies, including uCloudlink. In return, uCloudlink has not declared a dividend.

Prior to the completion of our initial public offering in June 2020, our sources of funds primarily consisted of pre-IPO financing through issuance of preferred shares, external borrowings and cash generated from operation. The sources of funds of the former VIEs primarily consisted of external borrowings, intercompany advances from subsidiaries and cash generated from operation. The cash proceeds from the initial public offering have been used for strategic investments and general corporate purposes, including research and development and working capital needs.

Our subsidiaries and the former VIEs conduct business transactions that include trading activities, provision of services and intercompany advances. The cash flows that have occurred between our subsidiaries and the former VIEs are summarized as the following:

	For the year ended December 31,
	2019	2020	2021
	(US$ in millions)
Cash paid by former VIEs to subsidiaries for purchase of data plans and raw materials	35.9	27.1	1.9
Cash paid by former VIEs to subsidiaries for marketing and software licensing services	6.8	5.5	5.4
Cash paid by subsidiaries to former VIEs for purchase of Wi-Fi terminals	47.8	55.9	29.4
Intercompany advances from subsidiaries to former VIEs	7.1	7.7	3.1
Repayment of intercompany advances by former VIEs	3.2	—	—

Pursuant to historical contractual agreements, Beijing uCloudlink has the exclusive rights to provide former VIEs with operational supports and consulting and technical services required by the former VIEs’ businesses. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of the agreements. The technology service fee payable by the former VIEs to Beijing uCloudlink is determined by the revenue of the former VIEs less the expenditures incurred for operation and capital purpose, or at an amount subject to mutual negotiation and agreement between the parties. Since the former VIEs have incurred and accumulated losses historically, there was no service fee payable by the former VIEs to Beijing uCloudlink.

Impact of Taxation on Dividends

uCloudlink is incorporated in the Cayman Islands and conducts businesses in China through its PRC subsidiaries and the former VIEs. Under the current laws of the Cayman Islands, uCloudlink is not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Our Mainland China and Hong Kong subsidiaries and former VIEs have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in Mainland China and Hong Kong, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Hypothetical pre-tax earnings(1)	100.00
Tax on earnings at statutory rate of 25% at Beijing uCloudlink level	(25.00)
Amount to be distributed as dividend from Beijing uCloudlink to Hong Kong subsidiary(2)	75.00
Withholding tax at tax treaty rate of 5%	(3.75)
Amount to be distributed as dividend at Hong Kong subsidiary level and net distribution to uCloudlink	71.25

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income. Beijing uCloudlink and the former VIEs are parties to certain agreements relating to the provision of technology and other services by Beijing uCloudlink to the former VIEs. Under the terms of our historical contractual agreements, and by mutual agreement between Beijing uCloudlink and the former VIEs, no fees for technology services or the use of technology, brands or other intellectual property have been charged by Beijing uCloudlink to the former VIEs in any of the periods presented. One of the former VIEs, Shenzhen uCloudlink, currently qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. Beijing uCloudlink is subject to enterprise income tax of 25%.

(2)

China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution. There is no incremental tax at Hong Kong subsidiary level for any dividend distribution to uCloudlink.

If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and former VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and former VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The net liabilities of the former VIEs, in which we have no legal ownership, amounted to US$30 million, US$35 million and US$53 million as of December 31, 2019, 2020 and 2021, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and former VIEs, to uCloudlink and investors as well as the ability to settle amounts owed under historical VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside China to make loans to or make additional capital contributions to our PRC subsidiaries and former VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business”.

Financial Information Related to the Consolidated Former Variable Interest Entities

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the parent company, the WFOE, subsidiaries, and the former VIEs, elimination and consolidated total (in thousands of US$) as of and for the years ended December 31, 2019, 2020 and 2021.

Selected Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income Data

	For the year ended December 31,
	2019						2020						2021
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total	Parent	Former VIEs	WFOE	Other Subsidiaries	Eliminations	Consolidated Total	Parent	Former VIEs	WFOE	Other Subsidiaries	Eliminations	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues(2)	—	82,054	144	153,340	(77,157)	158,381	—	55,014	16	98,587	(64,048)	89,569	—	30,979	—	84,916	(42,071)	73,824
Third-party revenues	—	38,913	144	119,324	—	158,381	—	7,073	16	82,480	—	89,569	—	3,726	—	70,098	—	73,824
Inter-company revenues	—	43,141	—	34,016	(77,157)	—	—	47,941	—	16,107	(64,048)	—	—	27,253	—	14,818	(42,071)	—
Cost of revenues(2)	—	(49,115)	(127)	(106,353)	62,132	(93,463)	—	(37,636)	(18)	(82,406)	58,796	(61,264)	—	(26,553)	—	(62,841)	37,404	(51,990)
Third-party cost of revenues	—	(30,907)	—	(62,556)	—	(93,463)	—	(8,706)	—	(52,558)	—	(61,264)	—	(4,867)	—	(47,123)	—	(51,990)
Inter-company cost of revenues	—	(18,208)	(127)	(43,797)	62,132	—	—	(28,930)	(18)	(29,848)	58,796	—	—	(21,686)	—	(15,718)	37,404	—
Gross profit	—	32,939	17	46,987	(15,025)	64,918	—	17,378	(2)	16,181	(5,252)	28,305	—	4,426	—	22,075	(4,667)	21,834
Operating expenses(4)	(1,299)	(29,986)	(86)	(33,898)	5,570	(59,699)	(50,638)	(22,725)	(2)	(30,584)	5,108	(98,841)	(10,339)	(21,420)	1	(29,167)	5,057	(55,868)
(Loss)/income before income tax	(1,495)	3,160	(65)	11,885	(8,221)	5,264	(50,925)	(3,528)	(3)	(8,612)	(162)	(63,230)	(10,266)	(16,531)	1	(19,679)	391	(46,084)
Income tax expenses	—	—	—	(57)	—	(57)	—	—	—	(185)	—	(185)	—	—	—	(244)	—	(244)
Share of loss in equity method investment, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	287	—	—	—	287
Income/(loss) from subsidiaries(3)	6,702	—	—	(6,389)	(313)	—	(12,490)	—	—	(3,693)	16,183	—	(35,775)	—	—	(15,852)	51,627	—
Income/(loss) from former VIEs(3)	—	—	3,160	—	(3,160)	—	—	—	(3,528)	—	3,528	—	—	—	(16,244)	—	16,244	—
Net income/(loss)	5,207	3,160	3,095	5,439	(11,694)	5,207	(63,415)	(3,528)	(3,531)	(12,490)	19,549	(63,415)	(46,041)	(16,244)	(16,243)	(35,775)	68,262	(46,041)

Selected Condensed Consolidated Balance Sheets Data

	For the year ended December 31,
	2019						2020						2021
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	10,673	4,875	925	20,847	—	37,320	3,332	1,734	9	16,914	—	21,989	133	293	5	7,437	—	7,868
Restricted cash	2,867	—	—	87	—	2,954	—	—	—	8,237	—	8,237	—	—	—	—	—	—
Accounts receivable, net	—	5,625	36	20,106	—	25,767	—	1,450	—	5,295	—	6,745	—	1,333	—	13,590	—	14,923
Amounts due from subsidiaries and former VIEs(1)	95,517	9,072	652	37,398	(142,639)	—	123,337	6,663	40	19,629	(149,669)	—	126,536	8,067	41	32,849	(167,493)	—
Property and equipment and intangible assets	—	2,219	—	2,176	—	4,395	—	2,311	—	1,757	—	4,068	—	1,195	—	1,610	—	2,805
Others(2)	—	19,262	6	34,972	(34,579)	19,661	358	9,399	6	81,193	(34,741)	56,215	8	9,602	7	66,336	(34,424)	41,529
Total assets	109,057	41,053	1,619	115,586	(177,218)	90,097	127,027	21,557	55	133,025	(184,410)	97,254	126,677	20,490	53	121,822	(201,917)	67,125

Short term borrowings	—	4,659	—	2,000	—	6,659	—	—	—	3,704	—	3,704	—	941	—	2,236	—	3,177
Amounts due to subsidiaries and former VIEs(1)	14,351	48,674	1,705	77,909	(142,639)	—	3,888	42,442	151	103,188	(149,669)	—	3,997	55,623	154	107,719	(167,493)	—
Accounts payable, accrued expenses and other liabilities	539	16,580	4	20,924	—	38,047	1,078	14,276	5	19,084	—	34,443	1,188	16,458	—	22,920	—	40,566
Contract liabilities	—	837	—	1,088	—	1,925	—	215	—	674	—	889	—	89	—	1,486	—	1,575
Deficit in subsidiaries(3)	51,723	—	—	40,026	(91,749)	—	65,346	—	—	45,878	(111,224)	—	101,138	—	—	62,750	(163,888)	—
Deficit in former VIEs(3)	—	—	29,697	—	(29,697)	—	—	—	35,376	—	(35,376)	—	—	—	52,639	—	(52,639)	—
Others	—	—	—	1,022	—	1,022	321	—	—	1,503	—	1,824	262	18	—	1,435	—	1,715
Total liabilities	66,613	70,750	31,406	142,969	(264,085)	47,653	70,633	56,933	35,532	174,031	(296,269)	40,860	106,585	73,129	52,793	198,546	(384,020)	47,033

Total mezzanine equity	22,977	—	—	—	—	22,977	—	—	—	—	—	—	—	—	—	—	—	—

Total shareholders’ (deficit) equity	19,467	(29,697)	(29,787)	(27,383)	86,867	19,467	56,394	(35,376)	(35,477)	(41,006)	111,859	56,394	20,092	(52,639)	(52,740)	(76,724)	182,103	20,092

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31,
	2019						2020						2021
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedules of Cash Flows

Cash flows from operating activities
Intercompany cash receipts from sales	—	47,887	5,067	38,424	(91,378)	—	—	56,307	—	32,627	(88,934)	—	—	29,584	—	7,298	(36,882)	—
Intercompany cash payments for purchases	—	(42,690)	—	(48,613)	91,303	—	—	(32,663)	(148)	(56,159)	88,970	—	—	(7,300)	—	(29,584)	36,884	—
Third parties cash activities	(572)	(5,367)	(4,977)	16,677	—	5,761	(1,514)	(28,577)	(2)	28,055	—	(2,038)	(1,483)	(28,837)	(4)	8,586	—	(21,738)
Net cash (used in)/generated from operating activities(5)	(572)	(170)	90	6,488	(75)	5,761	(1,514)	(4,933)	(150)	4,523	36	(2,038)	(1,483)	(6,553)	(4)	(13,700)	2	(21,738)

Cash flows from investing activities
Purchase of property and equipment	—	(2,721)	—	(29)	—	(2,750)	—	(1,118)	—	(134)	—	(1,252)	—	(191)	—	(596)	—	(787)
Purchase of intangible assets	—	(7)	—	(77)	—	(84)	—	(460)	—	(22)	—	(482)	—	(89)	—	(3)	—	(92)
Proceeds from disposal of property and equipment	—	31	—	159	—	190	—	382	—	(152)	—	230	—	102	—	91	—	193
Cash paid for equity investment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(247)	—	(247)
Cash paid for long-term investment	—	—	—	(430)	—	(430)	—	—	—	(811)	—	(811)	—	—	—	—	—	—
Increase in short-term deposit	—	—	—	(193)	—	(193)	—	—	—	(3)	—	(3)	—	—	—	(2)	—	(2)
Purchase of other investments	—	—	—	—	—	—	—	—	—	(33,126)	—	(33,126)	—	—	—	—	—	—
Intercompany fund transfers(6)	(4,712)	—	(704)	(4,760)	10,176	—	(38,598)	—	642	(6,905)	44,861	—	(3,000)	—	—	(4,413)	7,413	—
Interest received from fund transfer within the group	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	61	(61)	—
Net cash (used in)/generated from investing activities	(4,712)	(2,697)	(704)	(5,330)	10,176	(3,267)	(38,598)	(1,196)	642	(41,153)	44,861	(35,444)	(3,000)	(178)	—	(5,109)	7,352	(935)

Cash flows from financing activities
Proceeds from other borrowing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Repayment of other borrowing	—	(2,241)	—	—	—	(2,241)	—	(1,819)	—	—	—	(1,819)	—	—	—	—	—	—
Proceeds from bank borrowings	—	6,827	—	2,126	—	8,953	—	—	—	3,674	—	3,674	—	938	—	10,481	—	11,419
Repayments of bank borrowings	—	(4,793)	—	(391)	—	(5,184)	—	(2,864)	—	(2,210)	—	(5,074)	—	—	—	(11,968)	—	(11,968)
Proceeds from initial public offering, net of issuance costs	—	—	—	—	—	—	29,904	—	—	—	—	29,904	—	—	—	—	—	—
Proceeds from exercise of share options	—	—	—	—	—	—	—	—	—	—	—	—	1,284	—	—	—	—	1,284
Intercompany fund transfers(6)	—	3,933	1,531	4,712	(10,176)	—	—	7,671	(1,408)	38,598	(44,861)	—	—	4,413	—	3,000	(7,413)	—
Interest paid for fund transfer within the group	—	—	—	—	—	—	—	—	—	—	—	—	—	(61)	—	—	61	—
Net cash generated from/(used in) financing activities	—	3,726	1,531	6,447	(10,176)	1,528	29,904	2,988	(1,408)	40,062	(44,861)	26,685	1,284	5,290	—	1,513	(7,352)	735

(Decrease)/increase in cash, cash equivalents and restricted cash	(5,284)	859	917	7,605	(75)	4,022	(10,208)	(3,141)	(916)	3,432	36	(10,797)	(3,199)	(1,441)	(4)	(17,296)	2	(21,938)
Cash, cash equivalents and restricted cash at beginning of year	18,824	4,016	8	13,779	—	36,627	13,540	4,875	925	20,934	—	40,274	3,332	1,734	9	25,151	—	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	—	(450)	75	(375)	—	—	—	785	(36)	749	—	—	—	(418)	(2)	(420)
Cash, cash equivalents and restricted cash at end of year	13,540	4,875	925	20,934	—	40,274	3,332	1,734	9	25,151	—	30,226	133	293	5	7,437	—	7,868

Notes:

(1)	It represents the elimination of intercompany balances among the parent company, the former VIEs, the WFOE, and subsidiaries.
(2)	Intercompany sales of data plans, raw materials and Wi-Fi terminals were eliminated at the consolidation level.
(3)	It represents the elimination of the investment in the former VIEs, the WFOE and subsidiaries by the parent company.
(4)	Intercompany marketing and software licensing services were provided to the former VIEs by subsidiaries and the related expenses were eliminated at the consolidated level.
(5)	The cash flows which have occurred between subsidiaries, the WFOE and the former VIEs included the following:
•	cash paid by the former VIEs to subsidiaries for purchase of data plans and raw materials;
•	cash paid by the former VIEs to subsidiaries for marketing and software licensing services;
•	cash paid by subsidiaries and the WFOE to the former VIEs for purchase of Wi-Fi terminals;

With respect to sales of data plans and raw materials, our subsidiaries received cash from the former VIEs amounted to US$35.9 million, US$27.1 million and US$1.9 million for the year ended December 31, 2019, 2020 and 2021 respectively. With respect to provision of marketing and software licensing services, our subsidiaries received cash from the former VIEs amounted to US$6.8 million, US$5.5 million and US$5.4 million for the year ended December 31, 2019, 2020 and 2021 respectively. For purchase of Wi-Fi terminals, our subsidiaries paid cash to the former VIEs amounted to US$47.8 million, US$55.9 million and US$29.4 million for the year ended December 31, 2019, 2020 and 2021 respectively.

(6)	The fund transfer within the group of the company between subsidiaries, the WFOE and the former VIEs included the following:
•

With respect to the fund transfer from the parent company to subsidiaries, subsidiaries received cash from the parent company amounted to US$4.7 million, US$38.6 million and US$3.0 million for the year ended December 31, 2019, 2020 and 2021 respectively.

•

With respect to the fund transfer between the former VIEs and the WFOE, the former VIEs received cash from the WFOE amounted to US$0.7 million for the year ended December 31, 2019, and repaid cash to the WFOE amounted to US$0.6 million for the year ended December 31, 2020 and nil for the year ended December 31, 2021.

•

With respect to the fund transfer between the former VIEs and subsidiaries, the former VIE received cash from subsidiaries amounted to US$3.2 million, US$8.3 million and US$4.4 million for the year ended December 31, 2019, 2020 and 2021 respectively.

•

With respect to the fund transfer between the WFOE and subsidiaries, the WFOE received cash from subsidiaries amounted to US$1.5 million for the year ended December 31, 2019, and repaid cash to subsidiaries amounted to US$1.4 million for the year ended December 31, 2020 and nil for the year ended December 31, 2021.

Set forth below is the table showing the movement of investment in subsidiaries and the former VIEs in the parent’s financial statements as of and for the years ended December 31, 2019, 2020 and 2021.

Deficit in subsidiaries and the former VIEs	US$’000
January 1, 2019	58,626
Loss/(income) from subsidiaries and the former VIEs	(6,702)
Foreign currency translation	(201)
December 31, 2019	51,723
Loss/(income) from subsidiaries and the former VIEs	12,490
Foreign currency translation	1,133
December 31, 2020	65,346
Loss/(income) from subsidiaries and the former VIEs	35,775
Foreign currency translation	17
December 31, 2021	101,138

A.[Reserved]

The following selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheets data as of December 31, 2020 and 2021 and selected consolidated statements of cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2017 and 2018, selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019 and selected consolidated statements of cash flow data for the year ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of comprehensive (loss)/income data for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	(US$ in thousands)
Revenues
Revenues from services	67,142	88,448	91,110	46,150	37,798
Sales of products	18,703	37,951	67,271	43,419	36,026
Total revenues	85,845	126,399	158,381	89,569	73,824
Cost of revenues
Cost of services	(40,621)	(46,074)	(35,594)	(26,392)	(21,556)
Cost of products sold	(15,692)	(34,170)	(57,869)	(34,872)	(30,434)
Total cost of revenues	(56,313)	(80,244)	(93,463)	(61,264)	(51,990)
Gross profit	29,532	46,155	64,918	28,305	21,834
Research and development expenses(1)	(13,255)	(20,401)	(15,108)	(26,359)	(13,697)
Sales and marketing expenses(1)	(17,673)	(29,658)	(24,367)	(29,261)	(13,620)
General and administrative expenses(1)	(16,186)	(19,919)	(20,224)	(43,221)	(28,551)
Other income/(expense), net	1,447	658	290	7,554	(11,876)
(Loss)/income from operations	(16,135)	(23,165)	5,509	(62,982)	(45,910)
Interest income	174	435	193	37	14
Interest expense	(3,299)	(3,385)	(438)	(285)	(188)
(Loss)/income before income tax	(19,260)	(26,115)	5,264	(63,230)	(46,084)
Income tax expenses	—	—	(57)	(185)	(244)
Share of (loss)/profit in equity method investment, net of tax	—	(442)	—	—	287
Net (loss)/income	(19,260)	(26,557)	5,207	(63,415)	(46,041)
Accretion of Series A-2 ordinary shares and Series A Preferred Shares	(3,121)	(2,209)	(2,540)	(1,293)	—
Allocation to Series A-2 ordinary shares	1,431	—	—	—	—
Income allocation to participating preferred shareholders	—	—	(296)	—	—
Net (loss)/income attributable to ordinary shareholders of the Company	(20,950)	(28,766)	2,371	(64,708)	(46,041)
Net (loss)/income	(19,260)	(26,557)	5,207	(63,415)	(46,041)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	(91)	537	32	(1,135)	(17)
Total comprehensive (loss)/income	(19,351)	(26,020)	5,239	(64,550)	(46,058)
(Loss)/income per share attributable to ordinary shareholders of the Company
Basic and diluted	(0.17)	(0.16)	0.01	(0.25)	(0.16)
Weighted average number of ordinary shares used in computing net (loss)/income per share
Basic and diluted	124,473,486	185,370,982	232,178,037	259,852,204	285,979,036

Note:

(1)

Including share-based compensation of US$5.6 million, US$2.3 million, US$0.2 million, US$50.6 million and US$8.8 million in 2017, 2018, 2019, 2020 and 2021, respectively. Share-based compensation in 2019 mainly includes restricted shares held by certain of our senior management, share-based compensation in 2020 mainly includes share options granted to our employees, directors and officers and share-based compensation in 2021 mainly includes restricted share units and share options granted to our employees, directors, and other consultants. As of December 31, 2021, there was US$5.1 million of unrecognized share-based compensation expense related to granted restricted share units and share options.

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020	2021
	(US$ in thousands)
Cash and cash equivalents	49,102	36,464	37,320	21,989	7,868
Restricted cash	7,704	163	2,954	8,237	—
Accounts receivable, net	13,676	16,631	25,767	6,745	14,923
Inventories	4,986	12,020	10,518	5,847	6,133
Prepayments and other current assets	8,086	10,423	7,828	7,477	6,225
Total assets	89,325	80,505	90,097	97,254	67,125
Accrued expenses and other liabilities	15,849	18,755	21,319	25,742	27,580
Accounts payables	10,286	12,673	16,728	8,701	12,986
Total liabilities	99,699	43,469	47,653	40,860	47,033
Total mezzanine equity	18,228	20,437	22,977	—	—
Total shareholders’ (deficit) equity	(28,602)	16,599	19,467	56,394	20,092
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	89,325	80,505	90,097	97,254	67,125

The following table presents our selected consolidated cash flow data for the periods indicated:

	As of December 31,
	2017	2018	2019	2020	2021
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(7,218)	(19,472)	5,761	(2,038)	(21,738)
Net cash used in investing activities	(4,956)	(4,569)	(3,267)	(35,444)	(935)
Net cash generated from financing activities	59,433	4,421	1,528	26,685	735
Increase/(decrease) in cash, cash equivalents and restricted cash	47,259	(19,620)	4,022	(10,797)	(21,938)
Effect of exchange rates on cash, cash equivalents and restricted cash	420	(559)	(375)	749	(420)
Cash, cash equivalents and restricted cash at beginning of year	9,127	56,806	36,627	40,274	30,226
Cash, cash equivalents and restricted cash at end of year	56,806	36,627	40,274	30,226	7,868

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we and the former VIEs face, organized under relevant headings.

Risks Relating to Our Business and Industry

We and the former VIEs are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

•	Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19;
•

We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results;

•	Our ability to grow our business and user base for our service may be limited unless we can continue to obtain data traffic at favorable rates;
•	We are and may be subject to extensive telecommunications regulations, and any change in the regulatory environment may materially impact us;
•	Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand;
•

We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, disrupt our business operation, and could limit our ability to use certain technologies in the future;

•	We have a limited operating history, which makes it difficult to evaluate our future prospects;
•

Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business; and

•	We face risks relating to our business partnerships and strategic alliances.

Risks Related to Our Corporate Structure

We and the former VIEs face risks and uncertainties related to the former corporate structure, including, but not limited to, the following:

•

If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

Risks Related to Doing Business in China

We and the former VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

•

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs;

•

The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities;
•

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. Any actions taken or policies released by the Chinese government could significantly impact our industry or limit or completely hinder our operations and cause the value of such securities to significantly decline or become worthless;

•

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections; and

•

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

The COVID-19 pandemic has subjected our business, operations and financial condition to a number of significant risks:

•

Revenues. The outbreak of COVID-19 has caused a severe decline in the level of business and leisure travel around the globe. As a result, demand for our international data connectivity services is significantly reduced. Such decline also caused a decrease in revenues from sales of terminals and provision of PaaS and SaaS services to our business partners. Our total revenue decreased from US$158.4 million in 2019 to US$89.6 million in 2020, and further decreased 17.6% to US$73.8 million in 2021. There is no guarantee that our revenues from international data connectivity services, sales of terminals and provision of PaaS and SaaS services will recover in the future.

•

Customers. In addition to the decrease in demand of individual consumers that use our services and purchase our products, our business partners have also been adversely affected by the outbreak, purchasing fewer of our terminals and using less of our PaaS and SaaS services. Customers may require additional time to pay us or fail to pay us at all, which has increased the amount of accounts receivable and requires us to record additional allowances for doubtful accounts, write-off of bad debts, or reduction of recognized revenues and profits. The turnover days for the accounts receivable are likely to be affected as a result.

•

Cost of Revenues. Our cost of revenues as a percentage of total revenues increased due to change in products mix with different gross profit margin and rising material costs due to constraints on global supply chain.

Since December 2021, there has been a recurrence of COVID-19 outbreaks in certain provinces of China due to the COVID-19 variants. As a result, the Chinese government has implemented similar measures as described above to contain further spread of COVID-19. Because of the city-wide lock-downs from time to time, there have been strains on our business activities in certain cities, especially Shenzhen and Dongguan. The continuation or a future resurgence of the COVID-19 pandemic could precipitate or aggravate the other risk factors that we face, which in turn could further materially and adversely affect our business, financial condition, liquidity, results of operations and profitability, including in ways that are not currently known to us or that we do not currently consider to present significant risks. The extent of the impact of the COVID-19 on our operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for travel, all of which are highly uncertain and beyond our control.

We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results.

We do not own or operate a physical network, but rather utilize the global wireless communication networks of mobile network operators (MNOs) through data traffic procurement from data traffic suppliers. The reliable service we provide to our users depends on those networks. If the MNOs fail to maintain their wireless facilities and government authorizations or to comply with government policies and regulations, the connection of our terminals, be it the initial connection or continued service connection, may be adversely affected. Some of the risks related to MNOs’ wireless communication networks and infrastructures include: major equipment failures, breaches of network or information technology security that affect their wireless networks, including transport facilities, communications switches, routers, microwave links, cell sites or other equipment or third-party owned local and long-distance networks on which we rely, power surges or outages, software defects and disruptions beyond their control, such as natural disasters and acts of terrorism, among others. Any impact on their wireless communication networks could disrupt our operations, require significant resources, result in a loss of users or impair our ability to attract new users, which in turn could have a material adverse effect on our business, results of operations and financial condition.

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

On May 17, 2013, the MIIT announced the Mobile Telecommunication Resale Service Pilot Scheme to encourage private investment in the telecommunications industry, which represented the official approval of the MVNO business. See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC—Regulations Related to Mobile Data Traffic Service.” According to the PRC laws and regulations related to MVNO, and our consultation with the local branch of MIIT, we understand that the key character of MVNO is that it purchases mobile telecommunication services from MNOs who own physical network, and then re-organize and resell these services to end-users under their own brands. We understand our business is significantly different from mobile telecommunication resale service in the PRC, including, (i) we only use our own brands to provide terminals and technology to our users, but not to resale mobile telecommunication services, and we emphasize in our users’ agreement that we only provide mobile data connectivity services, while all the data traffic are produced and provided by MNOs or MVNOs; (ii) we enable end-users to gain access to mobile data traffic without physical SIM cards by our services, but end-users do not gain access to any other mobile telecommunication services, for example, among others, voice services, short messages, through our services; (iii) MVNOs usually provide physical SIM cards with a specific phone number to users, through which users are able to get access to data traffic and voice services. However, our mobile data connectivity services do not contain physical SIM cards or phone numbers. Based on the above understanding, our PRC legal counsel, Han Kun Law Offices, is of the opinion that the service we provide in PRC is not mobile telecommunication resale service stipulated definitely under PRC laws and regulations. We received an Investigation Notice issued by Guangdong Communications Administration, or the GCA, the local branch of the MIIT, on March 25, 2019. According to the Investigation Notice, one of the former VIEs, Shenzhen uCloudlink, has been reported to engage in the mobile telecommunication resale business without requisite approvals. The GCA conducted an investigation on us subsequently. We have been informed by the GCA that the investigation is completed. We received another Investigation Notice issued by GCA on July 16, 2019, which indicates that Shenzhen uCloudlink has been reported to engage in the mobile telecommunication resale business without requisite approvals. We attended an interview conducted by the GCA on July 19, 2019. However, as of the date of this annual report, we have not received any clearance from the GCA which indicates that it regards us as not engaging in the mobile telecommunication resale service, and there can be no assurance that we will be able to receive such final clearance. Our PRC legal counsel advised us that as the PRC regulations related to MVNOs and mobile telecommunication resale service is still in a nascent stage and keeps developing, and our business model shares certain similarities with mobile telecommunication resale service, there is no assurance that our competitors, our users will not report us to the PRC governmental authorities again, and there is no assurance that the PRC governmental authorities will hold the same opinion in the future and will not regard us as an MVNO. We have also entered into cooperation with an MVNO to conduct certain business transactions. There is no assurance that such cooperation will resolve all compliance issues under the developing PRC regulatory regime.

As a network service provider in the PRC, we are obligated to require the users to provide their real identity information when signing agreements or confirmations on the provision of services stipulated under relevant laws and regulations. Historically, one of our terminals in the PRC enabled the end-users to gain access to the data traffic without providing any users’ identity information, for which we received a rectification order from the GCA on May 7, 2019. We have submitted our rectification plan to the GCA. As of the date of this annual report, we have not received any final clearance from the GCA that our rectification plan is sufficient, and there can be no assurance that we will receive such final clearance. We received an Investigation Notice issued by GCA on July 16, 2019, which indicates that Shenzhen uCloudlink provides network access service for end-users without requiring them to provide identity information. We attended an interview conducted by the GCA on July 19, 2019. As of the date of this annual report, we do not receive any clearance from the GCA which indicates that we have fulfilled the obligation of real-name authentication obligation, and there can be no assurance that we will be able to receive such final clearance. As MNOs and MVNOs are required to obtain the real identity information of their users when conduct network access formalities for mobile phone numbers, we establish our authentication method on top of such by requiring our users to provide us the verification codes we sent to their mobile phone numbers when they first register in our Apps. The users will provide their information for the real name registration to MNOs and MVNOs directly.

We purchase machine to machine data SIM cards, or M2M Data SIM Cards, to support our service in the PRC. In addition to the usage limitation set forth in the purchase agreements, PRC laws and regulations also have other restrictions, and further require the MVOs and MVNOs to oversee and regulate the usage of M2M Data SIM Cards, including but not limited to prohibition of reselling M2M Data SIM Cards or using M2M Data SIM Cards for non-industry uses. We received a rectification notice from the GCA on February 24, 2020. The notice indicates that it came to GCA’s knowledge that one of the former VIEs, Shenzhen uCloudlink, has been changing the usage scenarios of M2M Data SIM Cards. The notice requires Shenzhen uCloudlink to take rectification measures with respect to the services we provide to users in China, including shutting down the systems related to SIM BANK and stop selling or sending data traffic by separating the phone numbers from M2M Data SIM Cards no later than March 13, 2020. Upon receiving the notice, we started adjusting our technologies and operations accordingly and communicating with the GCA regarding rectification measures to take. On April 9, 2020, we officially submitted our rectification report to the GCA, which indicates that we will (i) stop selling in mainland China all portable Wi-Fi devices with SIM BANK function and using data allowances provided by PRC domestics carriers; (ii) stop using the technology to separate physical M2M Data SIM cards from phone numbers or to remotely insert virtual numbers to the devices; (iii) by the end of 2020, adjust our services to current end-users by providing alternative services and shutting down functions relating to mobile network switching, provided that the end-users will be entitled to refunds if the users are not satisfied with the adjustment; and (iv) report to the GCA on the progress of our rectifications. On May 8, 2020, we submitted a supplementary rectification report to GCA to further update the progress of our rectification measures. As of the date of this annual report, we have not received any final clearance from the GCA on our rectification measures, and there can be no assurance that we will receive such final clearance. Since the interpretation and application of regulations and laws related to M2M Data SIM Cards in the PRC remain unclear, and there are uncertainties as to the restriction on the use of M2M Data SIM Cards, including the definition of resale and non-industry uses, our usage of M2M Data SIM Cards may be deemed in violation of relevant regulations. In that case, we could be subject to administrative proceedings, orders, fines, or penalties, our cooperative MNOs and MVNOs may block data traffic or even terminate our cooperation, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

In January 2021, the Hong Kong Government proposed a Real-name Registration Programme for Subscriber Identity Module (SIM) Cards. On 1 September 2021, the Telecommunications (Registration of SIM cards) Regulation (Cap.106AI) was enacted and it applies to any form of SIM card, be it physical or non-physical SIM cards, and SIM cards with changeable SIM profiles which may be downloaded over-the-air, or any other technical means which identifies and authenticates a subscriber for access to a telecommunications service provided in Hong Kong by a licensee holding a unified carrier licence, SBO licence or person given a right under a class licence created under the Telecommunications Ordinance. It requires that all SIM cards issued by telecommunications operators of Hong Kong to be used for local person-to-person communications shall have real-name registration within a specified period before activation.  The Real-name Registration Programme is implemented in two phases. Telecommunications operators are required to put in place relevant infrastructure and systems for implementing real-name registration within phase one (i.e. on or before February 28, 2022).  Phase two of the Real-name Registration Programme began on March 1, 2022, whereby all newly effective SIM service plan (SSP) services and new pre-paid SIM (PPS) cards issued from March 1, 2022 onwards will require real-name registration before activation. Existing PPS card users must complete real-name registration with respective telecommunications operators before February 23, 2023, and any PPS cards without real-name registration will be deactivated after February 23, 2023.  For pre-paid SIM cards, a licensee shall register no more than 10 SIM cards for any individual user, and 25 SIM cards for any organization user holding a valid business/branch registration certificate under the Business Registration Ordinance, and it shall check and verify specific information and keep and store the specified information collected for a specified time. A licencee is responsible for fulfilling the obligation under Telecommunications (Registration of SIM cards) Regulation (Cap.106AI).  Certain types of SIM cards are excluded from the registration requirements. In March 2022, we have launched our newly developed real name registration platform after liaising with Hong Kong Office of the Communications Authority.

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

In addition to telecommunications regulations of FCC and FTC, the U.S. Congress and various executive agencies have enacted or imposed a series of measures aimed at increasing oversight of certain commercial transactions involving Chinese companies or investments by such companies in the United States. Such measures include Executive Order 13873, issued in May 2019, which the Department of Commerce recently proposed to implement through an interim final rule that broadly empowers that agency (in consultation with other executive agencies) to block or condition any “transaction” involving the “acquisition, importation, transfer, installation, dealing in, or use of any information and communications technology or service” designed, developed, manufactured, or supplied by a Chinese company (i.e. given China’s designation as a “foreign adversary” under Executive Order 13873) that poses “undue risks of sabotage to or subversion of” information and communications technology and services in the United States or that otherwise threatens the resiliency or national security of the United States. An additional Executive Order, issued January 19, 2021, directs the Commerce Department to adopt rules requiring Infrastructure as a Service providers to collect additional information about their customers and new record-keeping requirements, and would allow the Department of Commerce to take actions to address “malicious cyber-enabled activities.”  These Executive Orders, together with enhanced powers assigned to the Committee on Foreign Investment in the United States and other actions by the Department of Commerce subjecting certain Chinese companies to export controls regulations, could result in increased scrutiny of transactions involving our business and potential interference with business transactions that we deem to be beneficial.

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

Litigation may be necessary to enforce our intellectual property rights. For example, in August 2018, we filed a complaint against SIMO Holdings Inc., or SIMO, and Skyroam Inc. in the United States District Court for the Northern District of California, claiming infringement of two of our U.S. patents. There was a stipulated dismissal of the claim regarding one patent in September 2019. The defendants filed answer and counterclaim alleging trade secret misappropriation. The court granted our motion to dismiss the counterclaim and dismissed the trade secret misappropriation counterclaim with prejudice on September 12, 2019. SIMO then moved for leave to file a motion to reconsider the court’s prior “dismissal with prejudice” decision and modify that decision to “dismissal without prejudice”.  On August 26, 2020, the court denied SIMO’s motion to reconsider its decision to dismiss the trade secret misappropriation counterclaim with prejudice. SIMO also filed petition for inter parties review to United States Patent and Trademark Office (USPTO) in August 2019, alleging that our patent in this litigation is invalid. The USPTO denied the petition in February 2020 and SIMO filed a request for rehearing in March 2020, which was denied in May 2020. On August 30, 2021, we entered into a settlement agreement with SIMO. Pursuant to the settlement agreement, the parties filed joint motions to the United States District Court for the Northern District of California for the dismissal of the patent infringement case initiated by us and the trade secret case initiated by SIMO. The case was dismissed in September 2021.

We filed two lawsuits against Shenzhen Skyroam Technology Co., Ltd. in 2019 and 2020. The first one, in the Intermediate People’s Court of Shenzhen, claims patent infringement on our patent No. 209.9. The first hearing was held on January 28, 2021 and the case is now dismissed. The second one, in the Intermediate People’s Court of Shenzhen, claims patent infringement on our patent No. 352.6.  We have applied for withdrawal of the second litigation and we are now waiting for the court’s further notice. In September 2019, we filed three invalidation petitions against patent No. 612.8 owned by Shenzhen Sibowei’ersi Technology Co., Ltd. and patent No. 342.0 and No. 026.3 owned by Shenzhen Skyroam Technology Co., Ltd. in Patent Reexamination Board of National Intellectual Property Administration in PRC. In October 2019, we filed two invalidation petition against patent No. 667.0 and patent No. 821.7 respectively, both of which are jointly owned by Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd. in Patent Reexamination Board of National Intellectual Property Administration in PRC. In November 2019, we filed two invalidation petitions against patent No. 021.7 jointly owned by Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd. and patent No. 344.2 owned by Shenzhen Skyroam Technology Co., Ltd. in Patent Reexamination Board of National Intellectual Property Administration in PRC. The hearings for the above seven invalidation petitions have been completed.  Among the seven patents, five patents are determined to be valid by the National Intellectual Property Administration in PRC.  Patent No.342.0 and patent No.344.2 are determined to be partially invalid by the National Intellectual Property Administration in PRC. On September 3, 2021, SIMO applied to withdraw the trade secret misappropriation claim in the Intermediate People’s Court of Shenzhen and the case is now dismissed. In September 2021, Shenzhen Skyroam Technology Co., Ltd. applied to withdraw the two patent ownership claims in the Intermediate People’s Court of Shenzhen and the cases have been dismissed.

In April 2019, we filed three administrative handling procedures against Shenzhen Weike Information Technology Co., Ltd., Shenzhen Weike Communication Equipment Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd. for infringing our patent 011.8 in Market Inspection Bureau of Shenzhen. We have applied to withdraw all of the administrative handling procedures, and the withdrawals of all of the administrative handling procedures have been approved by the Market Inspection Bureau of Shenzhen in October 2020.

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

In January 2020, SIMO Holdings, Inc., Skyroam, Inc., and Shenzhen Skyroam Technology Co., Ltd. filed a lawsuit for patent infringement and trade secret misappropriation against Hong Kong uCloudlink Network Tech. Ltd. and Shenzhen Ucloudlink Technology Limited in the United States District Court for the Eastern District of Texas, or “EDTX”.  The patent infringement claim is based on patent No. 9,736,689, which is the same patent the Federal Circuit addressed in its decision reversing a judgment of infringement from the United States District Court for the Southern District of New York.  The trade secret allegations are the same as allegations SIMO previously made in a case between the parties in the United States District Court for the Northern District of California.  Those allegations were dismissed from case in California with prejudice. We moved to transfer the patent infringement claim to the United States District Court for the Southern District of New York and to dismiss or transfer the claims for trade secret misappropriation to the United States District Court for the Northern District of California.  On November 24, 2020, EDTX denied both motions. Following our success in the above-mentioned patent infringement case in New York, the plaintiffs dropped their patent infringement claim in EDTX on April 6, 2021. On August 30, 2021, we entered into a settlement agreement with SIMO. Pursuant to the settlement agreement, the parties filed joint motions to the United States District Court for the Eastern District of Texas for the dismissal of the trade secret case initiated by SIMO. The case was dismissed in September 2021.

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

In June 2019, Shenzhen Skyroam Technology Co., Ltd. filed two complaints in the Intermediate People’s Court of Shenzhen against us: one alleging trade secret misappropriation claiming damages of approximately US$14 million and cessation of misappropriation, and the other one relating to the ownership of Patent No. 011.8. In July 2019, Shenzhen Skyroam Technology Co., Ltd filed another complaint in the Intermediate People’s Court of Shenzhen against us relating to the ownership of Patent No. 104.4. On September 3, 2021, SIMO applied to withdraw the trade secret misappropriation claim in the Intermediate People’s Court of Shenzhen. On September 6, 2021, the Intermediate People’s Court of Shenzhen approved SIMO's application, and this case is closed therefore. In September 2021, Shenzhen Skyroam Technology Co., Ltd. Applied to withdraw the two patent ownership claims in the Intermediate People’s Court of Shenzhen and the cases have been dismissed.

We reached a global settlement with SIMO for the series of cases held in both the United States and the PRC by entering into the Settlement Agreement. According to the settlement, we and SIMO have applied to withdraw all lawsuits initiated by either party. After the settlement with SIMO, we are currently involved in three pending patent invalidation cases. Therefore, there is no significant amounts of damages, legal fees or costs occurred in these cases against us. See “Item 8. Financial Information—Legal Proceedings.”

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

Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
•	addressing concerns related to privacy and sharing, safety, security and other factors; and
•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

Many jurisdictions, including the United States, the European Union and China, continue to consider the need for greater regulation or reform to the existing regulatory frameworks for data privacy and data protection. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. In the United States, all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules governing the ways in which businesses may collect, use, and retain personal information, granting data privacy rights to certain individuals, or requiring businesses to reasonably protect certain types of personal information they hold or otherwise comply with certain specified data security requirements for personal information. One such example is the California Consumer Privacy Act, which came into effect in 2020. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data, including for the purposes of targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, increased our burden of regulatory compliance and required us to change certain of our data privacy and security practices in order to achieve compliance. The GDPR implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal information from the EU to “third countries,” especially the United States. For example, last year the Court of Justice of the EU invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EU to the US) and made clear that reliance on standard contractual clauses (another such mechanism) alone may not be sufficient in all circumstances. In addition, after the United Kingdom, or UK, left the EU, the UK enacted the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK’s departure from the EU has also created complexity and uncertainty regarding transfers between the UK and the EU. Under both the GDPR and UK GDPR, fines of up to €20 million (£17.5 million) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.

In the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. The PRC regulatory and enforcement regime with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the State Administration for Market Regulation (the “SAMR”), have enforced data privacy and protections laws and regulations with varying standards and applications. The Cybersecurity Law of the PRC and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation—Regulations Related to Internet Information Security, Personal Information Protection and Privacy Protection” and  “—Regulations Related to Personal Information Protection.”

Pursuant to the Review Measures, critical information infrastructure operators that purchase network products and services and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. However, there remain uncertainties regarding the further interpretation and implementation of those laws and regulations. For example, the scope of “core data” and “important data,” two important concepts in the PRC Data Security Law, are yet to be determined. It is uncertain whether and when the draft Regulations on the Network Data Security will be adopted, and if the adopted version will contain the same provisions as the draft Regulations. We face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps is found not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, and other industries and sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs. As of the date of this annual report, no detailed rules or interpretation has been issued and we have not been informed as a CIIO by any governmental authorities. Furthermore, the exact scope of CIIOs, under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a CIIO under PRC law.

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, we cannot assure you that we will be compliant with such new laws, regulations and obligations in all respects, and we may be ordered to rectify and terminate any actions that are deemed non-compliant by the regulatory authorities and become subject to fines and other sanctions. In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and website, taken down of our operating applications, revocation of required licenses and other penalties, and our reputation and results of operations could be materially and adversely affected.

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

In order for us to maintain or achieve compliance with applicable laws as they come into effect, it may require substantial expenditures of resources to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us. Complying with any additional or new regulatory requirements on a jurisdiction-by-jurisdiction basis may impose significant burdens and costs on our operations or require us to alter our business practices. While we strive to protect our users’ privacy and data security and to comply with data protection laws and regulations applicable to us, however, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations in all respects. Any failure or perceived failure by us to comply with applicable data privacy laws and regulations, including in relation to the collection of necessary end-user consents and providing end-users with sufficient information with respect to our use of their personal data, may result in fines and penalties imposed by regulators, governmental enforcement actions (including enforcement orders requiring us to cease collecting or processing data in a certain way), litigation and/or adverse publicity. Proceedings against us—regulatory, civil or otherwise—could force us to spend money and devote resources in the defense or settlement of, and remediation related to, such proceedings. Our international business expansion could be adversely affected if the existing or future laws and regulations are interpreted or implemented in a manner that is inconsistent with our current business practices or requires changes to these practices. If these laws and regulations materially limit our ability to collect, transfer, and use user data, our ability to continue our current operations without modification, develop new services or features of the products and expand our user base may be impaired, and our operation and financial results could be negatively affected.

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

Since we are headquartered in Hong Kong and some of our assets and operations are located there, if any significant negative developments to the political, economic or social environment were to occur, our business, results of operations and financial condition would be adversely affected. For example, the protests and demonstrations in 2019 in Hong Kong, which resulted in violence, impacted the local economy and the travel industry in Hong Kong, and the daily operations of our headquarter would be affected adversely although our substantial business operations are not in Hong Kong. In addition, Hong Kong implemented measures including the Prevention and Control of Disease (Prohibition on Group Gathering) Regulation (Cap 599G) (“Regulation 599G”) and the Prevention and Control of Disease (Requirement and Directions) (Business and Premises) Regulation (Chapter 599F) (“Regulation 599F”) in 2020 to combat the spread of Covid-19 in Hong Kong. Public gatherings were reduced as a result of Covid-19 and concern for public health. On June 30, 2020, the Hong Kong National Security Law was passed and took effect on 7 July 2020. Since then, the protests have subsided for the most part.

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

Recently there have been heightened tensions in international economic relations, such as the one between the U.S. and China and as a result of the conflict between Ukraine and Russia and relevant sanctions on Russia. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On May 16, 2019, the U.S. government placed Huawei Technologies Co. Ltd and its affiliates on the entity list, which effectively banned U.S. companies from selling to the Chinese telecoms company without U.S. government’s approval. On June 1, 2019, the tariffs announced in May 2019 became in effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint against the U.S. over import tariffs to the World Trade Organization. On October 11, 2019, the U.S. government announced that the two countries had reached a “Phase 1” agreement, which was signed on January 16, 2020. Nevertheless, it remains unclear how much economic relief from the trade war it will offer.

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

In 2019, 2020 and 2021, we derived 49.2%, 34.4% and 29.4%, respectively, of our total revenues from our international mobile data connectivity services. While we expect to continue to diversify our revenue base, there can be no assurance the new products and services we introduce will be successful. Accordingly, our future success depends upon our ability to enhance and expand our international mobile data connectivity service and maintain or further increase our market share in the international data roaming market, which involves substantial time, costs and risks. Our revenues from international mobile data connectivity services are expected to be affected by travel and consumer spending, because users seek to access the mobile internet while they are on-the-go, and because spending on internet access is often a consumer discretionary spending decision. Any severe or prolonged slowdown in the global and/ or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. The COVID-19 pandemic has led governments and other authorities around the world to impose measures intended to control its spread, including restrictions on freedom of movement, gatherings of large numbers of people, and business operations such as travel bans, border closings, business closures, quarantines, shelter-in-place orders and social distancing measures. As a result, the COVID-19 pandemic and its consequences have caused a severe decline in global travel. As a result, demand for our international data connectivity services is significantly reduced. Furthermore, we already occupy considerable market shares in some of our focused geographic markets, leaving less potential for rapid growth in those markets. If we do not achieve the targeted results from enhancing and expanding our international mobile data connectivity service and maintaining or further increasing our market share, for technological or other reasons, our sales growth and operating results may be adversely affected.

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

Meanwhile, to cope with the impact of the COVID-19 pandemic on our international business, we have expanded our uCloudlink 2.0 business since 2020. Since the governments in countries and regions have strengthened the enforcement of regulation over use of M2M cards and real-name registration for SIM card users, the development of our 2.0 business may be slowed down to some extent.

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

We may acquire companies, assets or the rights to technologies in the future in order to develop new services or enhance existing services, to enhance our operating infrastructure, to fund expansion, to respond to competitive pressures or to acquire complementary businesses. For example, in October 2018, we made an equity investment in a privately held company, Maya System, Inc., which provides cloud SIM related services in Japan, including sale of products and maintenance. In September 2020, we acquired a 10% stake in Beijing Huaxianglianxin Technology Co., Ltd., an MVNO that has entered into mobile data resale contracts with both China Mobile and China Unicom. In the same month, we established a long-term strategic partnership with the Shenzhen Branch of China United Network Communications Group Co., Ltd. to jointly improve network quality to achieve better user experience and services in various areas, and to collaborate with each other in joint marketing and promotional activities. In December 2020, we established a strategic cooperation relationship with China Vehicle Interconnected Transport Capacity Technology Co., Ltd. to develop intelligent container solutions in various areas for both domestic and international freight markets. Entering into these types of arrangements entails many risks, any of which could materially harm our business, including:

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

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weaknesses. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Management’s Annual Report on Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report beginning with our annual report for the fiscal year ended December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have recognized a substantial amount of share-based compensation expense in 2020 and 2021 and will incur additional share-based compensation expense in the future, which will have an impact on our results of operations.

In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme and the 2019 Share Incentive Plan, which we refer to as the 2018 Plan and 2019 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 40,147,720 shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Plan is initially 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2021, if determined and approved by the board of directors for the relevant fiscal year. As of February 28, 2022, the maximum number of issuable shares under the 2019 Plan was 26,353,926. As of February 28, 2022, 18,259,940 share options had been granted and outstanding under the 2018 Plan, 756,420 share options and 1,552,840 restricted share units had been granted and outstanding under the 2019 Plan. The vesting of the share options granted by us was conditional upon completion of our initial public offering, and upon the completion of such offering in 2020, we began to recognize a substantial amount of share-based compensation expense. We recognized share-based compensation expenses of US$50.6 million in 2020 and US$8.8 million in 2021 respectively. Moreover, with additional share options or other equity incentives granted to our employees or directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2018 Stock Option Scheme” and “Item 6. Directors, Senior Management and Employees—B. Compensation—2019 Share Incentive Plan.”

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

We have incurred losses in the past.

Due to the adverse impacts of COVID-19 pandemic, we incurred loss from operations of US$63.0 million and US$45.9 million in 2020 and 2021, and our net cash used in operating activities was US$2.0 million and US$21.7 million in 2020 and 2021.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and last amended with immediate effect on February 6, 2016, requires foreign-invested value-added telecommunications enterprises in the PRC to be established as Sino-foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such an enterprise. In addition, the main foreign investor who invests in such an enterprise must demonstrate a good track record and experience in such industry. Moreover, the joint ventures must obtain approvals from the MIIT and the Ministry of Commerce of the PRC (“MOFCOM”), or their authorized local counterparts, before launching the value-added telecommunications business in the PRC. On March 29, 2022,the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which will take effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

The Special Administrative Measures (Negative List) for Access of Foreign Investment (2021 version) (the “Negative List”) was jointly promulgated by the National Development and Reform Commission of the PRC (“NDRC”) and MOFCOM on December 27, 2021 and came into effect on January 1, 2022. According to the Negative List, the proportion of foreign investments in an entity engages in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which foreign-owned companies are or restricted from conducting in China. To comply with PRC laws and regulations, we have conducted such business activities to offer internet access services through the former VIEs in China. Beijing uCloudlink has entered into contractual arrangements with the former VIEs and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the former VIEs when and to the extent permitted by PRC law. Because of these contractual arrangements, we are the primary beneficiary of the former VIEs in China for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2019, 2020 and 2021 in this annual report.

As we continued to evaluate our business plan, we have decided to adjust our business model in China. We are in the process of the Restructuring to adjust our local business in China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. On March 17, 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated. The Restructuring is expected to complete in the third quarter of 2022. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

Although we are in the process of Restructuring and the contractual agreements with the former VIEs have been terminated on March 17, 2022, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that established the former VIE structure for our operations in China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2019, 2020 and 2021 included in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. COVID-19 had a severe and negative impact on Chinese and global economy in the past two years. Whether this will lead to a prolonged downturn in the economy is still unknown. The conflict between Ukraine and Russia and the imposition of broad economic sanctions on Russia may raise cost for our operations in Europe. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to any public securities offerings on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the former VIEs’ operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offerings are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “PRC domestic company” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were still leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. Furthermore, the Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. It is uncertain whether we would be deemed as a CIIO or an online platform operator which is under the censorship of the Review Measure in the future. In the event that we become under investigation or review by the CAC, we may have to substantially change our current business and our operations may be materially and adversely affected. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

On December 24, 2021, the CSRC and relevant departments of the State Council published the Draft Administrative Provision and the Draft Filing Measures, collectively with other relevant regulations, the Draft Rules Regarding Overseas Listings, to regulate overseas securities offerings and listings by China-based companies, are available for public consultation. The Draft Rules Regarding Overseas Listing aims to lay out the regulatory filing requirements for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listings, among other things, stipulate that, after making initial applications with overseas stock markets for initial public offerings or listings, all China-based companies shall file with the CSRC within 3 working days. The required filing materials for an initial public offering and listing should include but not limited to record-filing report and related undertakings; compliance certificate from the primary regulator of the applicant’s business; filing or approval documents (if applicable); security assessment opinion issued by related departments (if applicable); PRC legal opinion; and the prospectus. In addition, China-based companies may be prohibited from overseas offerings and listings (1) if the intended securities offerings and listings are specifically prohibited by the laws, regulations or provision of the PRC; (2) if the intended securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the applicants’ equity interests, major assets, core technologies, etc.; (4) if, in the past three years, the applicants’ domestic enterprises or controlling shareholders or de facto controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives of the applicants have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions further stipulate that a fine between RMB 1 million and RMB 10 million may be imposed if an applicant fails to fulfill the filing requirements or conducts an overseas offering or listing in violation of the Draft Rules Regarding Overseas Listings, and in cases of severe violations, regulators may issue an order to suspend relevant businesses or halt operations for rectification, and revoke relevant business permits or operational licenses.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, and will accept public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

As of the date of this annual report, we have not received any inquiry or notice or any objection to this annual report from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in the PRC, there remains uncertainty regarding the interpretation and enforcement of PRC laws, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities.

Although the Draft Rules Regarding Overseas Listing and the Relevant Officials of the CSRC Answered Reporter Questions on December 24, 2021 provides that companies with VIE structure are eligible to list overseas after filing with the CSRC and if complying with domestic laws and regulations, there is no specific rules regarding the compliance conditions. In addition, the CSRC may consult relevant competent authorities if needed and the consulting period is uncertain, which may delay the filing procedure or, the securities regulatory agency under the State Council and competent authorities under the State Council may impose a postponement or termination of the intended overseas offering and listing, and cancel the corresponding filing if the intended overseas offering and listing has been filed. The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer the ADSs, cause significant disruption to our business operations and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We have conducted our business in China primarily through the former variable interest entities and their subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered the public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries and the former VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside China to make loans to or make additional capital contributions to our PRC subsidiaries and former VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to filing with the MOFCOM in its foreign investment comprehensive management information system and registration with other governmental authorities in China. In addition, any loans provided by us to our PRC subsidiaries and former VIE are subject to PRC regulations and foreign exchange loan registrations. Such loans to any of our PRC subsidiaries and former VIE cannot exceed a statutory limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable PRC regulations. Any loan to be provided by us to our PRC subsidiaries and former VIE with a term of one year or more must be recorded and registered with the NDRC. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange.”

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or former VIEs or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offerings to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the State Council that became effective in March 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. We cannot assure that our merge or acquisition activities, including but not limited to the Restructuring, have been or will be satisfied with the M&A

Rules in all respects. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In August 2014, the MOFCOM promulgated the Measures for the Administration of Overseas Investment, and in December 2014, the National Development Reform Committee, or the NDRC, promulgated the Administrative Measures for the Approval and Filing of Overseas Investment Projects. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which became effective in March 2018. Pursuant to these regulations, any outbound investment of PRC enterprises in the area and industry that is not sensitive is required to be filed with the MOFCOM and the NDRC or their local branch. Upon filing of an enterprise’s overseas investment, where there is any change in the overseas investment matters stated in the original Certificate of Overseas Investments of Enterprises, such enterprise shall complete change formalities with the MOFCOM or its local branches which processed the original filing. Regarding to the overseas reinvestments by the overseas enterprise, the PRC registered entities as the shareholder of such overseas enterprise, shall, upon completion of overseas legal formalities, report to the MOFCOM. Certain of our enterprise shareholders that are PRC registered entities have completed the filing with the MOFCOM, and have not yet competed filing with the NDRC and the report and change formalities with the MOFCOM as of the date of this annual report and we cannot assure you that they will be able to complete such filing in time or at all. Moreover, we can provide no assurance that we are or will in the future continue to be informed of the identities of all PRC residents and PRC enterprises holding direct or indirect interest in our company, and even if we are aware of such shareholders or beneficial owners who are PRC residents or PRC enterprises, we may not be able to compel them to comply with SAFE Circular 37 and outbound investment related regulations, and we may not even have any means to know whether they comply with these requirements. Any failure or inability by such individuals or enterprises to comply with SAFE and outbound investment related regulations may subject such individuals or the responsible officers of such enterprises to fines or legal sanctions, and may result in adverse impact on us, such as restrictions on our ability to distribute or pay dividends.

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

Uncertainties exist with respect to the interpretation and implementation of Anti-Monopoly Guidelines for Internet Platforms and how it may impact our business operations.

In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Anti-monopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of the PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration involving VIE will also be subject to antitrust filing requirements.

In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including the over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If the companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws.

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

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, or fail to withhold individual income tax adequately, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. In our operation history, certain of our PRC subsidiaries have not made adequate contributions to employee benefit plans, or not withheld individual income tax adequately, as required by applicable PRC laws and regulations. In addition, certain of our PRC subsidiaries engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. As of the date of this annual report, we are not aware of any notice from regulatory authorities or any claim or request from these employees in this regard, which may result in a material adverse effect on us. However, we cannot assure you that the relevant regulatory authorities will not require us to pay outstanding amounts and impose late payment penalties or fines on us, which may materially and adversely affect our business, financial condition and results of operations.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations. Due to the Company's recent business development and further corporate restructuring plan, a certain number of our employees may be eliminated and we may encounter additional risks related to labor disputes. As of the date of this annual report, we are not aware of any significant dispute or claim from our employees.

Some of our PRC service stores may have engaged in business activities without the necessary approvals from or registration with local authorities, which could subject us to fines or other penalties that may negatively impact our results of operations or interfere with our ability to operate our business.

As required by the PRC laws, a company that uses an office in a location outside its domicile to conduct business operation must register such office as a branch company with the competent local authority. As of February 28, 2022, we registered 14 branches in the PRC, of which 12 are registered for the purpose of picking-up and returning terminals, while some of our service stores established for the purpose of picking-up and returning terminals are not registered as branches. As we quickly expand our operations, we may need to register additional branch companies from time to time. However, whether a service store or a pick-up point will be deemed as having business nature or otherwise qualified for branch company registration is subject to the sole discretion of the government authorities. We cannot assure you that the governmental authorities will take the same view with us on whether a service store or picking up point is required or qualified to be registered as a branch company. If the government authorities find that we fail to complete branch company registrations for any of our service stores or pick-up points in a timely manner or otherwise violate relevant regulations on branch companies, we may be subject to penalties, including fines, confiscation of income, or being ordered to cease business. We may be subject to these penalties as a result of our failure to meet the registration requirements, and these penalties may substantially inhibit our ability to operate our business. The maximum potential penalty we may be subject to is RMB100,000 for our failure to register a service store or pick-up point as a branch company if the government authorities determine that such branch company registrations are required.

Risks Related to The ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

With the highest at US$24.77 per ADS and the lowest at US$1.35 per ADS since the completion of IPO till the end of March 31, 2022, the trading price of the ADSs may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry, users, suppliers or third-party sellers;
•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other players in the industry;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the mobile data connectivity service market;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;
•	additions to or departures of our senior management;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	litigation or other legal proceedings involving us;
•	detrimental negative publicity about us or our industry;
•	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs; and
•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Our two founders, Mr. Chaohui Chen and Mr. Zhiping Peng, beneficially own all of our issued Class B ordinary shares. As of February 28, 2022, these Class B ordinary shares constituted approximately 42.1% of our total issued and outstanding share capital and 91.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent more than 6.2% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 11.8% of our total issued and outstanding share capital. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner and holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. If the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. As a holder of our ADSs, you may incur additional cost and liabilities as a result of the jury trail.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10.—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

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

As a Cayman Islands company that are listed on the Nasdaq Global Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq listing standards. For example, neither the Companies’ Act of the Cayman Islands nor our memorandum and articles of association requires us to hold an annual general meeting, and we did not hold an annual general meeting in 2021. As we rely on home country practice with respect to our corporate governance, and our shareholders may be afforded less protection than they otherwise would under Nasdaq listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of the ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the former VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2019, 2020 and 2021 in this annual report. Assuming that we are the owner of the former VIEs for U.S. federal income tax purposes, , we do not believe that we were a PFIC for the taxable year ended December 31, 2021, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of the ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company's internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of

2002 and the other rules and regulations of the SEC. For example, in comparison with a private company, we need an increased number of independent directors and have to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Item 4.	Information on the Company
A.	History and Development of the Company

We commenced our operations by establishing Shenzhen uCloudlink Network Technology Co., Ltd. in August 2014 and Beijing uCloudlink New Technology Co., Ltd. three months later. Our holding company, UCLOUDLINK GROUP INC., was incorporated in August 2014 in the Cayman Islands to facilitate financing and offshore listing. In September 2014, our holding company established a wholly-owned subsidiary in Hong Kong, UCLOUDLINK (HK) LIMITED, which is a subsidiary of HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, an entity through which we conduct our business operations in Hong Kong. In February 2021, we established a new subsidiary in the U.K. named UCLOUDLINK UK LIMITED to further facilitate our expansion in the U.K. market and improve the efficiency of local management.

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

We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd. as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. We refer to Shenzhen uCloudlink and Beijing Technology collectively as the former VIEs in this annual report. Our contractual arrangements with the former VIEs and their shareholders allow us to (i) exercise effective control over the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by PRC law. For more details, including risks associated with the former VIE structure, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in Beijing uCloudlink and the historical VIE contractual arrangements, we are regarded as the primary beneficiary of the former VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. Prior to the termination of our historical contractual arrangements with the former VIEs and their shareholders, we have consolidated the financial results of the former VIEs and their respective subsidiaries with our consolidated financial statements in accordance with U.S. GAAP for the years ended 2019, 2020 and 2021 in this annual report.

In February 2022, we established Shenzhen Yulian Cloud Technology Co., Ltd. under Shenzhen uCloudlink Network Technology Co., Ltd. to facilitate our business development in China.

As we continued to evaluate our business plan, we have decided to adjust our business model in China. We are in the process of the Restructuring to adjust our local business in China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. On March 17, 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated. The Restructuring is expected to complete in the third quarter of 2022. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

On June 9, 2020, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “UCL.” We raised from our initial public offering US$27.6 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

On January 6, 2022, we entered into definitive agreements with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global (“Yorkville”), pursuant to which we issued and sold convertible debentures in a principal amount of US$5.0 million to Yorkville at a purchase price equal to 95% of the principal amount through private placement at a rate of 5% per year. The convertible debentures will mature upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date. Subject to and upon compliance with the terms of the convertible debentures, Yorkville has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, we will deliver to Yorkville the Company’s Class A ordinary shares, par value US$0.00005 per share, which may be represented by the ADSs. The conversion price shall be the lower of (i) US$3.50 per ADS, or (ii) 85% of a reference price benchmarked against the trading price of the Company’s ADSs. In addition, the Company also issued to Yorkville 1,000,000 Class A ordinary shares as commitment fee at closing.

Corporate Information

Our principal executive offices are located at Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong. Our telephone number at this address is +852 2180-6111. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.ucloudlink.com/. The information contained on our website is not a part of this annual report.

B.	Business Overview

Overview

We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowance shared by network operators on our marketplace. We have aggregated mobile data traffic allowances from 239 mobile network operators (MNOs) in 144 countries and regions in our cloud SIM architecture as of December 31, 2021.

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

Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, allowing users to enjoy a smooth mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 144 countries and regions we cover. In 2021, average daily active terminals connected to our platform reached approximately 241,046 and each of our active terminals on average used 1,941 megabytes of mobile data per day. In addition to mobile data users, we also create unique values to the other stakeholders in the telecommunications industry worldwide, including smartphone and smart-hardware companies, mobile virtual network operators (MVNOs), MNOs and more broadly to society. Our business partners can also utilize our platform-as-a-service (PaaS) and software-as-a-service (SaaS) to manage their business operations such as connectivity management, terminal management, customer relationship management (CRM) system and big data analysis, thereby improving end-users’ experience with their services.

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

Average daily active terminals connected to our platform increased by 31.3% from approximately 187,781 in 2019 to 246,618 in 2020, but decreased by 2.3% to 241,046 in 2021. The average daily data usage per active terminal increased from 1,386 megabytes in 2019 to 2,254 megabytes in 2020, but decreased to 1,941 megabytes in 2021. Total data consumed through our platform were approximately 90,600, 193,400 and 162,879 terabytes in 2019, 2020 and 2021, respectively, including data consumed by users who contributed to our revenues from data connectivity services, which we procured, and data consumed by users who did not contribute to our revenues from data connectivity services, which our business partners procured. In addition, the demand for our uCloudlink 2.0 business increased during the COVID-19 pandemic and the demand of local data connectivity services continued to be strong, primarily due to the development of our local mobile broadband (MBB) business in Japan and the expansion of GlocalMe brand in North America. We generate revenue primarily from our mobile data connectivity services and hardware terminals that incorporate the services. Our revenues decreased from US$158.4 million in 2019 to US$89.6 million in 2020, and decreased to US$73.8 million in 2021. Our gross margin decreased from 41.0% in 2019 to 31.6% in 2020, and decreased to 29.6% in 2021. We had a net income of US$5.2 million in 2019, a net loss of US$63.4 million in 2020 and a net loss of US$46.0 million in 2021. In 2019, 2020 and 2021, we generated 67.9%, 89.2% and 94.8%, respectively, of our revenues from customers outside of China.

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

We have expanded the business scope of our local data connectivity service. Apart from the mobile broadband (MBB) business opportunities such as sales of mobile Wi-Fi terminals and services through online sales and offline distribution and through our business partners, we also enhanced our local service brand as we expand our e-commerce exposure in key markets such as the United States and Europe, optimize our websites and streamline our sales team. We also invested in Beijing Huaxianglianxin Technology Co., Ltd., a licensed MVNO in China, and iQsim S.A based in France as a component of our global investment strategy.

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

•

Stage 3 - PaaS/SaaS Platform based connectivity ecosystem: With extensive experience at serving our business partners across the globe, our core cloud SIM technology, hyper-connectivity technology and architecture became more mature and comprehensive, and we are able to open up our proprietary platform and software to our business partners to support their operations. Our business partners can rely on our PaaS and SaaS platform for SIM and connectivity management, and focus on sales and marketing, as well as procure customized ODM (Original Design Manufacture) hardware and data packages from their proprietary sources to fully exploit their edge in their local markets. Such specialization enables us and our business partners to operate more efficiently.

We are gradually becoming more platform-centric and elevating our data connectivity services via upgrading our PaaS/SaaS Platform during stage 1, stage 2 and stage 3 going forward. We continue to focus on developing and serving our customers and business partners with our core capabilities – cloud SIM technology, hyper-connectivity technology and architecture, and delegate other functions to our local business partners. This model will allow us to further expedite our global expansion by forming a global partner ecosystem. Simultaneously, our business partners will also further comprehend our mobile network offering by hosting their SIM cards on our platform locally.

              We constantly focus on elevating user experience and one way we are able to do it is via our “Navigation + Electronic Toll Pass” service over mobile network accomplished through our hyper-connectivity technology through PaaS and SaaS platform. We innovatively apply “Navigation + Electronic Toll Pass” concept to data connectivity services market. Like installing “Navigation + Electronic Toll Pass” for traffic, “Navigation” can automatically identify network congestion and actively choose the better network and “Electronic Toll Pass” allows users to avoid long queues in network when switching among mobile networks and intelligently elevate data connectivity user experience.

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

Platform-as-a-Service (PaaS)/Software-as-a-Service (Saas). We offer our uCloudlink cloud SIM platform as PaaS/SaaS to our business partners and charge associated service fees. Our SIM card allocation algorithm increases the efficiency and utilization rate of the SIM cards, allowing business partners and us to generate attractive usage economics and minimize data wastage. In addition, as SIM cards purchased by us and those hosted by various business partners are incorporated in the architecture as an integrated SIM card pool, mobile data connectivity service providers such as MNO and MVNO business partners can not only offer their own data connectivity service on our platform, but also easily obtain access to data connectivity services from other service providers via our PaaS and SaaS platform. Our business partners can also management their business via our PaaS and SaaS platform to provide better services to their end-users, including connectivity management, terminal management, terminal rental and sales, customer service systems (CRM), and big data analysis.

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

Direct Sales

We also directly sell our GlocalMe portable Wi-Fi solutions to enterprise and retail customers through online and offline channels in multiple countries and regions, such as China, Japan, Europe and the United States. Frequent cross-border travelers and enterprise customers may be better off by buying our terminals with data plans instead of short-term leasing. Our customers also include local users who seek to access more reliable and less expensive mobile data network locally following uCloudlink 2.0 model. We generate revenue by selling the solutions, including the hardware and data packages for future use. We also generate revenue when users purchase additional data package through our products. Users may purchase our terminals on online e-commerce platforms such as Amazon and T-mall. In 2021, in order to further elevate our local service brand GlocalMe, we have enhanced our e-commerce exposure in key markets such as the United States, Europe and Southeast Asia, optimized our websites and streamlined our sales team.

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

Other Products and Services

IoT Module

In the new era of IoT, we offer IoT modules with GlocalMe Inside implementation to meet the huge demand for mobile data from various terminals, and provide integrated network solutions to our customers. IoT modules are primarily targeting enterprise customers seeking for cost-effective and reliable data connectivity with low network latency in their products, to be used locally and internationally. For example, we provide data network solutions for translation terminals. We also help logistic companies to deploy their freight trucks using IoT modules installed on the vehicles. We expect to generate revenue from IoT modules by selling hardware and data packages. As 5G becomes more available, IoT providers will be more dependent on our cloud SIM architecture and hyper-connectivity technology.

Our cloud SIM technology and hyper-connectivity technology, including the smart multi-network reselection technology, is compatible with and brings unique advantages to various IoT applications scenarios such as Internet of Vehicles, augmented reality, virtual reality, autopilot, cargos, logistics and other car equipment. We are cooperating with business partners in various aspects of IoT applications.

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

Mobile Data Procurement and Management

We provide mobile data connectivity services to our users, and collaborate with business partners by assisting them with servicing their users. Data allowance originally purchased by us, which was primarily used by users who contributed to our revenues from data connectivity services, decreased from approximately 30,500 terabytes in 2019 to 19,200 terabytes in 2020, and further decreased to 19,000 in 2021, while data originally purchased by our business partners, which was primarily used by users who did not contribute to our revenues from data connectivity services, increased from approximately 60,000 terabytes in 2019 to 174,100 terabytes in 2020, but decreased to 143,800 terabytes in 2021.

Data Procurement

Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies. We have aggregated mobile data traffic allowances from 239 MNOs in 144 countries and regions in our cloud SIM architecture. When we start to offer uCloudlink 3.0 model in the future, users will also become our suppliers of mobile data. We have a dedicated team of data procurement personnel to purchase global mobile data from various sources. Our data purchasing team covers 144 countries and regions, divided by geographic regions and languages.

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

As we have aggregated mobile data traffic allowances from 239 MNOs, we possess bargaining power during the negotiation due to competition among MNOs and sometimes offer bidding process to purchase data with better price and terms. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. We further increase our bargaining power from our algorithm on pricing and user demand prediction. We technically analyze data packages across MNOs and other data suppliers and choose the combination with lower price or better network coverage. As our service maximizes network utilization, simplifies the cooperation among MNOs, improves network coverage and service quality of MNOs and fully utilizes network capacity, especially 5G, MNOs are more willing to offer us leftover data with low price.

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

We have a dedicated business development team in charge of the marketing of our other products and services to potential business partners and enterprise customers. We believe that sales of our reliable and high-quality products and services are enhanced by knowledgeable salespersons who can convey the value of our cloud SIM technology and hyper-connectivity technology and demonstrate various use scenarios enabled by our products. We further believe providing direct contact with our business partners is an effective way to demonstrate the advantages of our products and providing a high-quality sales and after-sales support experience is critical to attracting new and retaining existing business partners. Most of our sales personnel previously work in notable technology companies and have years of sales experience and technological knowledge base to support their sales activities. We establish our brand recognition to reach more potential business partners by participating exhibitions in tourism, consumer electronics and telecommunications.

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

Research and Development

We invest significant resources in research and development to improve our technology and develop solutions supporting our cloud SIM operations. We incurred US$15.1 million, US$26.4 million and US$13.7 million of research and development expenses in 2019, 2020 and 2021, respectively.

We have a team of experienced engineers who are primarily based in China. We recruit most of our engineers locally and have established various recruiting and training programs to keep them abreast of the most advanced technologies. As of December 31, 2021, our technology team had a total of 237 personnel, primarily focusing on the development of cloud SIM technology and our architecture, firmware and software development, big data analysis and hardware development.

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

We adopt security and data privacy practices in compliance with local cyber security law and data privacy regulations in the countries and regions that we operate, including cyber security law of China, data privacy laws of Indonesia and GDPR. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Related to Internet Information Security, Personal Information Protection and Privacy Protection.”

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2021, we owned 100 patents relating to the cloud SIM technology in China, Japan, United States and other countries, and had 79 pending patent applications. Our patents cover our key technologies, including cloud SIM architecture and supporting terminals, design patents, hardware antenna and hardware configuration. We also own 97 registered trademarks, including GlocalMe, Roamingman and uCloudlink, copyrights to 40 software programs developed by us relating to various aspects of our operations, and 46 registered domain names, including www.ucloudlink.com, www.GlocalMe.com and www.roamingman.com.

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

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. However, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, disrupt our business operation, and could limit our ability to use certain technologies in the future.”

Competition

The mobile data connectivity services industry is rapidly evolving and increasingly competitive. While we create unique values to and collaborate with MNOs and MVNOs, who are important participants on our mobile data traffic sharing marketplace. Our cloud

SIM technology backed by our PaaS and SaaS platform is our core competitiveness in data connectivity market, which will support physical SIM, eSIM and soft SIM technologies. We also face potential competition from other companies with such technologies in data connectivity services. We believe that we are strategically positioned in global mobile data connectivity services industry and we compete with others based on the following factors: (1) strong relationships with business partners around the globe to expand our product penetration; (2) advanced cloud SIM technology, hyper-connectivity technology and architecture that deliver high quality mobile data connectivity experience to end users; (3) innovative GlocalMe Inside solutions that bring new opportunities to the hardware terminal value chain; and (4) experience and track record of success in the telecommunications business.

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

PRC

Regulations Related to Foreign Investment

Company Law of the PRC

The Company Law of the PRC, or the Company Law, which was promulgated by the SCNPC, on December 29, 1993, came into effect on July 1, 1994, and was most recently amended in 2018, provides that companies established in the PRC may either be limited liability companies or companies limited by shares. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Guidance Catalog of Industries for Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalog (2017 Edition), which was promulgated by the MOFCOM and the NDRC on June 28, 2017 and became effective on July 28, 2017, and the Provisions on Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002, classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects.

On December 27, 2021, the NDRC, and the MOFCOM, promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the Negative List (2021 Version), which came into effect on January 1, 2022. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the 2020 Encouraged Industry Catalogue, which came into effect on January 27, 2021. Industries not listed in the 2021 Negative List (2021 Version) and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises promulgated by the MOFCOM on October 8, 2016 and amended in 2017 and 2018, establishment of and changes to FIEs not subject to approvals under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the MOFCOM and the SAMR, jointly approved the Foreign Investment Information Report Measures on December 30, 2019, which went into effect on January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Invested Enterprises, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the MOFCOM through the National Enterprise Registration System and National Enterprise Credit Information Notification System.

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

On December 19, 2020, The NDRC and the MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, the NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or would possibly have an impact on the national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further require that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

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

The Foreign Investment Law of the PRC is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the Negative List recently effective on January 1, 2022 and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of the former VIE structures, please refer to “Item 3. Key Information—D. Risk Factors—Uncertainties exist with respect to the interpretation and implementation of enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Regulations Related to Telecommunications Service

Telecommunications Regulations of the PRC (2016 Revision)

The Telecommunications Regulations of the PRC (2016 Revision), or the Telecom Regulations, which was promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, provides a regulatory framework for telecommunications services providers in the PRC. As required by the Telecom Regulations, a commercial telecommunications service provider in the PRC shall obtain an operating license from the MIIT, or its counterparts at provincial level prior to its commencement of operations. The Telecom Regulations categorize all telecommunication businesses in the PRC as either basic telecommunication services or value-added telecommunications services.

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

Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision)

The Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, which was promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, requires that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of requisite licenses for VATS Licenses together with qualifications and procedures for obtaining such VATS Licenses. Where telecommunications services providers need to continue telecommunications business upon the expiry of their VATS Licenses, they shall file an application for renewal of their VATS Licenses to the original issuing authority 90 days in advance. Apart from the VATS License obtained and held by Shenzhen uCloudlink Network Technology Co. Ltd., and the approval of the CSRC or other PRC government authorities that may be required in connection with our offshore offerings under PRC law, we, our PRC subsidiaries and former VIEs are not required to obtain other permissions from Chinese authorities to operate and issue securities to foreign investors.

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

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in China to be established as Sino-foreign equity joint ventures and the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

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

We engage in business activities that are value-added telecommunications services as defined in the Telecom Regulations and the Telecom Catalog. To comply with the relevant laws and regulations, one of the former VIEs, Shenzhen uCloudlink has obtained a VATS License. One is for Internet access services, which was issued by the MIIT on November 28, 2017 and will remain effective until November 28, 2022. We can file applications for renewal of our VATS Licenses to the original issuing authorities 90 days before the expiration dates.

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

According to the Circular on the Implementation of the Provisions of the Anti-terrorism Law and other Legal Provisions to Further Implementing Real Identity Information Registration of Users, telecommunication enterprises (including MNOs and MVNOs) shall further solidify and standardize relevant procedures and operations, when conducting formalities for new users to enter the network. When selling M2M Data SIM Cards, telecommunication enterprises should strictly examine and verify the purchaser, register the real name information of end users, if it is difficult to match the M2M Data SIM Cards with the end users, the telecommunication enterprises shall register the information of the responsible entities and persons, and prohibit a second sale in the agreement.

Regulations Related to Manufacture and Sell of Portable Wi-Fi terminals

Administrative Regulations for Compulsory Product Certification

According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, which has merged into the SAMR, on July 3, 2009, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified, or the Compulsory Product Certification, and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogs, unified compulsory requirements, standards and compliance assessment procedures in technical specification.

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

According to the First Batch Catalog of the Telecommunications Equipment subject to the License System, which was promulgated by the MII and the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, which has merged into the SAMR, on January 9, 2001, network access equipment and routers are subject to the network access permit system.

We have obtained the Compulsory Product Certifications, the Radio Transmission Equipment Type Approval Certificates and the Network Access Permits for our portable Wi-Fi terminals.

Regulations Related to Internet Information Security and Personal Information Protection

Regulations related to Internet Information Security

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

Regulations Related to Personal Information Protection

(i) Personal Information Protection Law of the PRC

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, or the PIPL, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The PIPL aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PIPL, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PIPL provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation.

(ii)   Data Security Law of the PRC

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, or the Data Security Law, which became effective from September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security.

Cybersecurity Law of the PRC

On November 7, 2016, the SCNPC published Cybersecurity Law of the PRC, or the Cybersecurity Law, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructures shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of the PRC, and their purchase of network products and services that may affect national securities shall be subject to national cyber security review. The PRC Cyber Security Law also requires that network operators shall take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations.

In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system.

Measures for Cybersecurity Review and Information Security Technology Personal Information Security Specification

After the release of the Cybersecurity Law, on December 28, 2021, the CAC, together with another twelve regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which became effective on February 15, 2022. The Review Measures establishes the basic framework and principle for national cybersecurity reviews of network products and services, and provides that a critical information infrastructure operator purchasing network products and services, and platform operators carrying out data processing activities which affect or may affect national security must apply for cybersecurity review. The Review Measures also provides that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cybersecurity review. However, the Review Measures has not provided further explanation or interpretation for “listed abroad” and the scope of “listed abroad”.

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

Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Securities Activities Opinions. The Securities Activities Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

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

Regulations Related to Privacy Protection

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

Ninth Amendment to the Criminal Law of the PRC

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015, effective on November 1, 2015, any network service provider that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (1) any large-scale dissemination of illegal information; (2) any severe effect due to the leakage of users’ personal information; (3) any serious loss of evidence of criminal activities; or (4) other severe situations, and any individual or entity that (1) sells or provides personal information to others unlawfully or (2) illegally obtains any personal information will be subject to criminal liability in severe situations. The Ninth Amendment to the Criminal Law amended the standards of crime in relation to the infringement of citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information.

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

Consumer Rights and Interests Protection Law of the PRC

The Consumer Rights and Interests Protection Law of the PRC, which was promulgated by the SCNPC on October 31, 1993, came into effect on January 1, 1994, and was amended in 2009 and 2013, with effect from March 15, 2014, stipulates that sellers offering the following products shall be responsible for repair, replacement and return of their products, and compensate their consumers for the loss caused to them in the following circumstances, including but not limited to: (1) the products do not have the functions which are supposed to have and such facts are not made aware to consumers when making sales to them; (2) the products fail to meet the specifications shown on them or their packaging; and (3) the products are not up to the quality level indicated by product descriptions, physical samples or other ways. After sellers repair, replace products, accept returned products or compensate consumers for the losses caused to them in accordance with the foregoing provisions, they are entitled to claim for compensation against the producer or other seller providing such products when they are held liable.

According to the Consumer Rights and Interests Protection Law, unless otherwise provided by this law, a business that provides products or services shall, in any of the following circumstances, bear civil liability in accordance with the Product Quality Law and other relevant laws and regulations: (i) where a defect exists in a product; (ii) where a commodity does not possess functions it is supposed to possess, and it is not declared when the product is sold; (iii) where the product standards indicated on a product or on the package of such product are not met; (iv) where the quality condition indicated by way of product description or physical sample, etc. is not met; (v) where products pronounced obsolete by formal State decrees are produced or have expired, or deteriorated commodities are sold; (vi) where a sold product is not adequate in quantity; (vii) where the service items and charges are in violation of an agreement; (viii) where demands by a consumer for repair, redoing, replacement, return, making up the quantity of a product, refund of a product purchase price or service fee or claims for compensation have been delayed deliberately or rejected without reason; or (ix) in other circumstances whereby the rights and interests of consumers, as provided by the PRC laws and regulations, are harmed.

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

Measures for the Supervision and Administration of Online Transactions

The Administrative Measures for Online Trading, or the Online Trading Measures, which was promulgated on January 26, 2014 and implemented with effect from March 15, 2014, further specifies the relevant measures for protecting on-line consumers’ rights, especially with regard to after-sale service, privacy protection and standard contract management, diversifies the types of unjust competitions conducted by an operator through network or certain media, and clarifies the regulatory and administrative responsibilities of the industry and commerce administration bureaus at different levels. On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, or the Online Transaction Measures, which took into effect on May 1, 2021 and simultaneously repealed the Online Trading Measures. The Online Transaction Measures makes further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. It also imposes new obligations on the e-commerce platform operators, such as verifying and registering the identity of trading parties on the platform either that are required to registered with the SAMR or that are exempted from such registration, regular reporting of prescribed information of trading parties on the platform to the relevant branch of the SAMR, establishing a system of inspection and monitoring of information on the goods sold or services provided on the platform.

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

Regulations Related to Intellectual Property Right

Patents

Patents in the PRC are principally protected under the Patent Law of the PRC. According to the Patent Law of the PRC (Revised in 2020) promulgated by the SCNPC, there are three types of patents, “invention”, “utility model” and “design”. Invention patents, design patents and utility model patents are valid respectively for twenty years, fifteen years, and ten years, from the date of application. The Chinese patent system adopts a “first come, first grant” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights. The Chinese patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability.

Copyright and Software Products

The PRC Copyright Law, last amended in November 2020 and took effect in June 2021, and its implementation rules extend copyright protection to products disseminated over the internet and computer software. There is a voluntary registration system administered by the China Copyright Protection Center. Creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information networks.

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

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and latest amended on April 23, 2019 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended on April 29, 2014. The Trademark Office under the SAMR handles trademark registrations and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the first or any renewed 10-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registrations. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. Trademark license agreements should be filed with the Trademark Office or its regional offices.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on the Administration of Domain Names for the Chinese Internet, issued by the MIIT on November 5, 2004 and effective as of December 20, 2004, which was replaced by the Measures on Administration of Internet Domain Names issued by the National Population and Family Planning Commission as of November 1, 2017. The Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012 was replaced by the Implementing Rules on Registration of China Country Code Top-level Domain Names issued by China Internet Network Information Center on June 18, 2019, which became effective on the same date. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

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

Social Insurance and Housing Fund

Enterprises in China are required by the Social Insurance Law of the PRC promulgated by the SCNPC in October 2010, which became effective in July 2011 and was amended on December 29, 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in April 1999, and amended in March 2002 and March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject employers to fines and other administrative sanctions.

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

In addition, according to the EIT Law, enterprises registered in countries or regions outside the PRC but have their “de facto management bodies” located within China may be considered as PRC resident enterprises and are therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, promulgated by the State Administration of Taxation or the SAT, in April 2009, and amended on December 29, 2017, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, and was last amended on June 15, 2018, or Bulletin No. 45, which provide guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

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

Value-Added Tax and Business Tax

According to the Provisional Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and most recently amended in November 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax, which were promulgated by the Ministry of Finance on December 18, 2008 and subsequently amended by the Ministry of Finance and the SAT on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within the PRC must pay value-added tax.

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

Individual Income Tax

According to the Individual Income Tax Law of the PRC, or the IIT Law, which was promulgated by the SCNPC on September 10, 1980 and most recently amended in August 2018, and the implementing rules of the IIT Law, which was promulgated by the State Council on January 28, 1994 and most recently amended on December 18, 2018, individuals who have a domicile in China, or individuals who do not have a domicile in China but have resided in China for an aggregate over 183 days or within a single tax year, shall be deemed as resident individuals. Income derived by resident individuals from inside and outside China shall be subject to individual income tax. Taxpayers for individual income tax shall be the income earners, and withholding agent shall be the entity or individual who pays that income. Income for personal services provided within the territory of China by taking position, employment, contract performance, etc., whether or not the place of payment is within the territory of China, shall be deemed as the income sourced within the territory of China.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On October 21, 2005, the SAFE promulgated the Circular Concerning Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, which became effective on November 1, 2005, or SAFE Circular 75. The notice requires PRC domestic resident natural persons to register or file with the local SAFE branch in the following circumstances: (1) before establishing or controlling any company outside the PRC for the purpose of capital financing, (2) after contributing their assets or shares of a domestic enterprise into overseas special purpose vehicles, or raising funds overseas after such contributions, and (3) after any major change in the share capital of the special purpose vehicle without any round-trip investment being made. On July 4, 2014, SAFE promulgated the Circular Concerning Relevant Issues on the Foreign Exchange Administration of Offshore Investing and Financing and Round-Trip Investing by Domestic Residents through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. SAFE Circular 37 supersedes SAFE Circular 75 and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, in the event of the change of basic information of the registered offshore special purpose vehicle such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the change of foreign exchange registration formality for offshore investment. In addition, according the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level)”. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment to SAFE Circular 37.

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

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-foreign Equity Joint Venture Enterprise, issued by SAIC on March 1, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than ½ of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment , if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million. Additionally, pursuant to this provision, the proportion of registered capital to the total amount of investment of sino-foreign cooperative joint venture enterprise or foreign-invested enterprises shall be implemented in accordance with these limitations set forth therein.

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

The M&A Rules also establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. On October 23, 2021, the SCNPC published for public comment the Anti-monopoly Law (Revised Draft), or the Draft Revised Anti-Monopoly Law, which provides, among others, that the market regulation department of the State Council shall be responsible for anti-monopoly law enforcement, and that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to exclude or limit competition. The draft also requires relevant government authorities strengthen the examination of concentration of undertakings in areas such as finance, media, science and technology, and enhances penalties for violation of the regulations regarding concentration of undertakings.

On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector hat specifies some of activities of internet platforms may be identified as monopolistic and concentrations of undertakings involving the former variable interest entities are subject to anti-monopoly scrutiny as well.

Hong Kong

Laws and Regulations Related to Telecommunication Services and Import and Export of Telecommunication Devices

Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), or TO, a Radio Dealers License (Unrestricted), or RD License, is required for possessing and dealing in the course of trade or business in apparatus or material for radio communications or in any component part of any such apparatus or in apparatus of any kind that generates and emits radio waves whether or not the apparatus is intended, or capable of being used, for radio communications. However, the above requirement does not apply to licensed exempted radio communications apparatus (e.g. mobile phones, short-range walkie-talkies, cordless phones) meeting prescribed specifications. Further, under the TO, a RD License is required for importing into Hong Kong or exporting therefrom radio communications transmitting apparatus save under and in accordance with a permit granted by the Communications Authority. A RD License is generally valid for a period of 12 months, and is renewable for a period of one year at a time on payment of the prescribed fee, at the discretion of the Communications Authority in Hong Kong, or CA.

Generally, under the TO, an appropriate license from the CA is required for a person to operate any public telecommunications networks or services in Hong Kong. Service-based operators are licensed under Services-Based Operator License, or SBO. There are several classes of SBO services.

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
•

“Class 3 service” is a non-facility based public telecommunications service. The following are types of Class 3 service (a) external telecommunications services, (b) international value-added network services, (c) mobile virtual network operator services, (d) private payphone services, (e) I public radio communications relay services, (f) security and fire alarm signals transmission services, (g) teleconferencing services, (h) mobile communications services on board an aircraft; and (i) any other services designated by CA as a “Class 3 service”, but does not include Class 1 service and Class 2 service.

•	If an SBO licensee intends to expand the scope of service under its existing license, it should apply to the CA.

Prior to August 1, 2020, a SBO is generally valid for one year and may, at the discretion of the CA, be renewed on an annual basis. In order to enhance the administrative efficiency and provide greater business certainty to SBOs, commencing from August 1, 2020, SBO licence will be effective for a period of 2 years and may, at the discretion of the CA, be renewed for a two year term.

HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, our subsidiary established in Hong Kong, has obtained a RD License. The current RD License was issued by CA on May 29, 2018 and will remain effective until May 31, 2022. Currently, we are preparing an application to the CA for a SBO. Our Hong Kong counsel has advised us that there remains some uncertainty, mainly related to the determination by the relevant authority of factual circumstances of our operations, as to whether we are required to obtain the SBO license, and based on communication with the relevant authority, the latter has not reached a final determination and will further consider the issue after reviewing our application.

Laws and Regulations Related to Product Quality and Product Liability

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”)

Products sold in Hong Kong (including products sold online to customers in Hong Kong) are subject to the TDO. The TDO was amended in July 2013 to expand certain existing provisions, including the prohibition of false trade descriptions in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance based enforcement mechanism. The Customs and Excise Department in Hong Kong is the principal enforcement agency for the TDO.

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

Proposals for legislative amendment of the PDPO were made in January 2020 seeking to introduce mandatory data breach notification mechanisms, requirements on data retention policies, increase of sanction powers of the Privacy Commissioner, direct regulation of the data processors, clarification of the definition of personal data and regulation of disclosure of third party personal data.   On October 8, 2021, new provisions are introduced into the PDPO to create doxing and its related offences, criminal doxing acts and provide the Privacy Commissioner with statutory powers to conduct criminal investigations and enforcement. These include the powers to serve cessation notices to demand actions to cease or restrict disclosure of doxing contents.

The rest of the proposals from January 2020 are not yet enacted. If and when enacted, further costs may cause us to be subject to further regulatory and compliance obligations and may require additional expenditures on resources to ensure compliance and may also result in a change of our practices.

Laws and Regulations Related to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person, whether a company, a limited partnership fund or an individual, who carries on a business in Hong Kong to apply to the Commissioner of Inland Revenue in Hong Kong for business registration within one month from the date of commencement of the business, and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offense, and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Laws and Regulations Related to Tax

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

The chart below summarizes our corporate structure and identifies our principal subsidiaries as of the date of this annual report:

Note:

(1)

Through contractual arrangements, one of our employees holds the equity interest in the entity on behalf of us, and we have consolidated its financial results in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with the Former VIEs and Their Respective Shareholders

We, through Beijing uCloudlink Technology Co., Ltd., had entered into a series of contractual arrangements with the former VIEs and the nominee shareholders of the former VIEs from January 2015 to March 2022. During the effective period of these contractual arrangements, these contractual arrangements have enabled us to: (i) receive the economic benefits that could potentially be significant to the former VIEs in consideration for the services provided by our subsidiaries; (ii) exercise effective control over the former VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by PRC law.

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligativons under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with Beijing uCloudlink. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the former VIEs because of these contractual arrangements for the effective period of these contractual agreements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2019, 2020 and 2021 in this annual report.

As we continued to evaluate our business plan, we have decided to adjust our business model in China. We are in the process of the Restructuring to adjust our local business in China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. On March 17, 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated. The Restructuring is expected to complete in the third quarter of 2022.

Confirmation Letter.  Pursuant to the confirmation letter signed by Beijing uCloudlink on March 9, 2022, Beijing uCloudlink designated Shenzhen Technology to execute the exclusive option right to purchase all equity interests of Beijing Technology from its shareholders according to the option agreement dated January 27, 2015.

Equity Interest Transfer Agreement. On March 17, 2022, Shenzhen Technology entered into an equity interest transfer agreement with the shareholders of Beijing Technology, the shareholders of Beijing Technology agreed to transfer all their equity interests in Beijing Technology to Shenzhen Technology at nil price, and Shenzhen Technology agreed to purchase such equity interests.

Termination Agreements. On March 17, 2022, Beijing uCloudlink, Beijing Technology and its shareholders and their spouses entered into a termination agreement. All parties agreed to terminate the business operation agreement, equity interest pledge agreement, exclusive technology consulting and services agreement, option agreement, and spousal consent letters that are dated on January 27, 2015, once the termination agreement comes into effect.

On March 17, 2022, Beijing uCloudlink, Shenzhen uCloudlink, and Beijing Technology entered into a termination agreement. All parties agreed to terminate the business operation agreement, equity interest pledge agreement, exclusive technology consulting and services agreement, and option agreement that are dated on July 10, 2019, once the termination agreement comes into effect.

We believe that the Restructuring will not affect our uCloudlink 1.0 international data connectivity services in China. We will transform and carry out the PaaS and SaaS platform services in China in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in China. The Restructuring is expected to complete in the third quarter of 2022.

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

Location	Space	Use	Lease Term
	(s.q.m. approx.)
Hong Kong	230	Office and other premises	half a year to two years
China	6,438	Office, sales counter and warehouse	half a year to five years
Overseas	463	Office, sales counter and warehouse	one to two years

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Our ability to increase our user base and usage of our mobile data connectivity services

The size of our user base, as measured by the number of terminals with our mobile data connectivity services activated, and the usage of our mobile data connectivity services are key factors affecting our results of operations. We plan to continue to increase the number of terminals and data usage by entering into new markets through cooperating with successful local business partners, and by penetrating further into current markets by expanding service offerings, offering more bundling and promotional data packages, and conducting more active branding and marketing activities. We will continue to promote the adoption of GlocalMe Inside implementations by actively developing strategic partnerships with leading smart hardware companies. We will continue to promote GlocalMe Inside to make it a standard configuration for smart hardware terminals, which will drive the growth of our user base and usage of our mobile data connectivity services, and enable us to capture the massive opportunities in local mobile data markets. The growth of our user base and data usage will lead to the increased revenues from data connectivity services.

Efficient data allowance procurement

Efficient data procurement is a key factor for managing our cost of revenues. Our gross margin relating to data connectivity services decreased from 55.9% in 2019 to 35.9% in 2020, and decreased to 22.5% in 2021. The decrease from 2020 to 2021 was primarily attributable to the decrease in revenues from international data connectivity services from US$30.8 million in 2020 to US$21.7 million in 2021 due to the prolonged negative impact of global travel bans as a result of the COVID-19 pandemic, as well as the decrease in revenues from local data connectivity services from US$9.2 million in 2020 to US$4.7 million in 2021 due to certain customers converted from local data connectivity services to our PaaS and SaaS services. The decrease from 2019 to 2020 was due to that the COVID-19 pandemic caused a decline in revenues from data connectivity services but our cost of revenues for such services did not decrease in proportion due to certain fixed costs and less efficient in data usage. Our costs incurred from data procurement accounted for 38.1%, 41.8% and 39.4% of our total cost of revenues in 2019, 2020, 2021, respectively. Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies, covering mobile data markets in 144 countries and regions. We use a mobile data demand prediction model to plan for data procurement, which looks at seasonality, regions and countries, network performance and other features to predict users’ data demand at a specific time in a geographic area. The prediction from modeling guides us on purchasing data SIM cards to cover the dynamic data demand, optimizing the data procurement efficiency. As we have accumulated a larger number of data allowance providers as our data sources, we possess increasingly stronger bargaining power during the negotiation due to competition among data allowance providers. Data allowance providers are more willing to offer us leftover data with lower price, attracted by our unique value propositions to them. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. The efficiency of data procurement will continuously impact our cost of revenues and overall business performance. We expect that our uCloudlink 2.0 model will allow us to maximize the usage of the data allowances procured and improve the efficiency of data connectivity service, and that our uCloudlink 3.0 model that relies on user-shared data allowances has the potential to further improve the efficiency of data connectivity service.

The mix of our product and service offerings

Our gross margin is mainly affected by the mix of services and products. Our gross margin decreased from 41.0% in 2019 to 31.6% in 2020, and decreased to 29.6% in 2021. Our services had a gross margin of 60.9%, 42.8% and 43.0% in 2019, 2020 and 2021, respectively, while our sales of products had a gross margin of 14.0%, 19.7% and 15.5% in the same periods, respectively. Our ability to increase our gross margin depends on our ability to expand services by developing innovative monetization models. Our gross margin is also affected by the mix of international and local mobile data connectivity services that we provide. We actively develop strategic partnerships with leading smartphone companies to increase the number of GlocalMe Inside-enabled smartphones. When smartphone companies implement GlocalMe Inside as a feature in their smartphones or the smartphone users download our GlocalMe app from app stores, their users may take advantage of our global and local mobile data connectivity services without changing physical SIM cards or connecting to a separate Wi-Fi router. This expands our user base for our data connectivity business, and creates more revenues for smartphone companies through offering a portion of our data revenues to smartphone companies as commissions or one-time installation fees. The typical term of our agreements with smartphone companies is one year, under which the smartphone companies are responsible for pre-installing our GlocalMe app from and sales and marketing of their smartphones, and we are responsible for the development, implementation and maintenance of cloud SIM technology and providing customer supports. We collect user payments when they purchase data packages through the pre-installed app and will pay the smartphone companies a pre-determined percentage of such payments we received as commissions or one-time installation fees. With increasing volume of hardwares in connection with GlocalMe

Inside sold, we will enjoy increasing data revenue streams from the growing base of GlocalMe Inside handsets. We will continue to promote GlocalMe Inside to make it a standard configuration for mobile terminals.

Our ability to improve operational efficiency

Our ability to achieve and maintain profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. We will continue to enhance our research and development efforts to enhance our cloud SIM technology and architecture, develop and upgrade our products and services, optimize our data traffic usage, and improve data procurement and operational efficiency. Our research and development expenses accounted for 25.3%, 28.9% and 20.2% of our total operating expenses in 2019, 2020 and 2021, respectively. Our cloud SIM architecture and platform have been designed and built to power our growth as we scale to meet demands from our expanding customer base. As our business grows, we expect to continue to leverage the scalability of our business model, improve the efficiency and utilization of our personnel, and thus enjoy higher operating leverage. In addition, our ability to improve operational efficiency depends on our ability to optimize sales and marketing efforts. Currently, we expand our customer base and increase the spending by existing customers through establishing our own brand recognition and exploring more business partners around the globe. We will also utilize the insights we gain from data analytics to guide our operational activities to improve efficiency.

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

Key Components of Results of Operations

Revenues

We generate revenues from services and sales of products. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	As of December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues:
Revenues from services
—Data connectivity services	80,537	50.8	39,956	44.6	26,430	35.8
International data connectivity services	77,974	49.2	30,798	34.4	21,672	29.4
Local data connectivity services	2,563	1.6	9,158	10.2	4,758	6.4
—PaaS and SaaS services	9,135	5.8	5,717	6.4	10,770	14.6
—Others	1,438	0.9	477	0.5	598	0.8
Revenues from services	91,110	57.5	46,150	51.5	37,798	51.2
Sales of products
—Sales of terminals	54,880	34.7	32,597	36.4	27,408	37.1
—Sales of data related products	11,955	7.5	10,194	11.4	5,843	7.9
—Others	436	0.3	628	0.7	2,775	3.8
Sales of products	67,271	42.5	43,419	48.5	36,026	48.8
Total revenues	158,381	100.0	89,569	100.0	73,824	100.0

During recent years, the percentage of our revenues from sales of products has been increasing while the percentage of our revenues from services has been decreasing. The trend from 2019 to 2021 was primarily due to the increasing demand from our partners of our PaaS or SaaS services, which drove up sales of terminals that our partners operate on our platform to utilize our PaaS or SaaS services. Since 2020, the impact of the COVID-19 pandemic has caused a severe decline in our revenues from international data connectivity services, further contributed to the trend. We expect that the trend will continue for the duration of COVID-19 pandemic and the percentage of our revenues from services may continue to decrease after the COVID-19 pandemic.

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

In 2019, 2020 and 2021, we generated most of our data connectivity services revenues from our international data connectivity services under uCloudlink 1.0 model.

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

Sales of terminals. We generate revenues from selling hardware terminals, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and IoT modules, and smartphones with GlobalMe Inside (“GMI”) installed to enterprise and retail users and business partners, which is part of our strategy to drive revenues from services, including data connectivity services, PaaS and SaaS services and other services.

Sales of data related products. We generate revenues from selling SIM cards with prepaid data packages that can be used outside of China, which effectively help us grow our user base and data usage among travelers and cross-sell our other products and services.

Geographic Distribution

In terms of revenue contribution, Mainland China, Japan, Hong Kong, Taiwan, North America, Southeast Asia and Europe are the top geographies according to the location of customers, which contributed 32%, 36%, 9%, 3%, 10%, 5% and 3% in 2019, respectively, contributed 11%, 53%, 3%, 1%, 26%, 3% and 2% in 2020, respectively, and contributed 5%, 49%, 3%, 0.3%, 33%, 6% and 3% of our total revenues in 2021, respectively.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues:
Cost of services	(35,594)	38.1	(26,392)	43.1	(21,556)	41.5
Cost of products sold	(57,869)	61.9	(34,872)	56.9	(30,434)	58.5
Total cost of revenues	(93,463)	100.0	(61,264)	100.0	(51,990)	100.0

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

Gross profit and gross margin

Our overall gross profits are US$64.9 million, US$28.3 million and US$21.8 million, representing overall gross margins of 41.0%, 31.6% and 29.6% in  2019, 2020 and 2021, respectively. Specifically, our gross profits on services are US$55.5 million, US$19.8 million and US$16.2 million, corresponding to 60.9%, 42.8% and 43.0% gross margins relating to services, in 2019, 2020 and 2021, respectively. Our gross profits on sales of products are US$9.4 million, US$8.5 million and US$5.6 million, corresponding to 14.0%, 19.7% and 15.5% gross margins relating to sales of products, in 2019, 2020 and 2021, respectively.

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

Operating expenses

The following table sets forth the principal components of our operating expenses by amounts and percentages of our total operating expenses for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	(15,108)	25.4	(26,359)	28.9	(13,697)	20.2
Sales and marketing expenses	(24,367)	41.0	(29,261)	32.1	(13,620)	20.1
General and administrative expenses	(20,224)	34.0	(43,221)	47.3	(28,551)	42.2
Other income, net	290	(0.4)	7,554	(8.3)	(11,876)	17.5
Total operating expenses	(59,409)	100.0	(91,287)	100.0	(67,744)	100.0

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

Impact of the COVID-19 pandemic

The outbreak of COVID-19 has adversely affected our business operations and financial conditions. The outbreak of COVID-19 has caused a severe decline in the level of business and leisure travel around the globe. As a result, demand for our international data connectivity services is significantly reduced. Such decline also caused a decrease in revenues from sales of terminals and provision of PaaS and SaaS services to our business partners. The total revenue in 2019 was US$158.4 million, decreased by 43.4% to US$89.6 million in 2020, and further decreased by 17.6% to US$73.8 million in 2021. In addition to the decrease in demand of individual consumers that use our services and purchase our products, our business partners have also been adversely affected by the outbreak, purchasing fewer of our terminals and using less of our PaaS and SaaS services. Our cost of revenues as a percentage of total revenues increased due to change in products mix with different gross profit margin. Given the uncertain evolvement of the pandemic, it is difficult to estimate the impact of COVID-19 pandemic to our operation and financial results in 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, terrorist acts or acts of war, social unrest, health epidemics or other public safety concerns or hostile events, which could significantly disrupt our operations.”

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

Hong Kong

Under the current Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), from the year of assessment 2018/2019 onwards, our subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. For the years of assessment 2018/2019 and 2019/2020, our subsidiaries in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any withholding tax in Hong Kong. Under the 2022-2023 Budget announced by the Financial Secretary of Hong Kong on February 23, 2022, tax reduction measures were proposed. These measures include, without limitation, a one-off reduction of profits tax, salaries tax and tax under personal assessment for the year of assessment 2021/2022 by 100%, subject to a ceiling of HK$10,000 per case, and waiver of business registration fees for 2022-2023.

PRC

Generally, our PRC subsidiaries, former VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

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

	Year Ended December 31,
	2019		2020		2021
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Revenues from services	91,110	57.5	46,150	51.5	37,798	51.2
Sales of products	67,271	42.5	43,419	48.5	36,026	48.8
Total revenues	158,381	100.0	89,569	100.0	73,824	100.0
Cost of revenues
Cost of services	(35,594)	(22.5)	(26,392)	(29.5)	(21,556)	(29.2)
Cost of products sold	(57,869)	(36.5)	(34,872)	(38.9)	(30,434)	(41.2)
Total cost of revenues	(93,463)	(59.0)	(61,264)	(68.4)	(51,990)	(70.4)
Gross profit	64,918	41.0	28,305	31.6	21,834	29.6
Operating expenses:
Research and development expenses(1)	(15,108)	(9.5)	(26,359)	(29.4)	(13,697)	(18.6)
Sales and marketing expenses(1)	(24,367)	(15.4)	(29,261)	(32.7)	(13,620)	(18.4)
General and administrative expenses(1)	(20,224)	(12.8)	(43,221)	(48.3)	(28,551)	(38.7)
Other income, net	290	0.2	7,554	8.5	(11,876)	(16.1)
Income/(loss) from operations	5,509	3.5	(62,982)	(70.3)	(45,910)	(62.2)
Interest income	193	0.1	37	0.0	14	0.0
Interest expense	(438)	(0.3)	(285)	(0.3)	(188)	(0.2)
Income/(loss) before income tax	5,264	3.3	(63,230)	(70.6)	(46,084)	(62.4)
Income tax expenses	(57)	(0.0)	(185)	(0.2)	(244)	(0.3)
Share of loss in equity method investment, net of tax	—	—	—	—	287	0.3
Net income/(loss)	5,207	3.3	(63,415)	(70.8)	(46,041)	(62.4)

Note:

(1)

Share-based compensation was US$0.2 million, US$50.6 million and US$8.8 million in 2019, 2020 and 2021, respectively. Share-based compensation in 2019 mainly includes restricted shares held by certain of our senior management, share-based compensation in 2020 mainly includes share options granted to our employees, directors and officers, and share-based compensation in 2021 mainly includes restricted share units and share options granted to our employees, directors, and other consultants. As of December 31, 2021, there was US$5.1 million of unrecognized share-based compensation expense related to granted restricted share units and share options.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenues

Our revenues decreased by 17.6% from US$89.6 million in 2020 to US$73.8 million in 2021.

Revenues from Services. Our revenues from services decreased by 18.1% from US$46.2 million in 2020 to US$37.8 million in 2021, which was primarily due to the decrease in revenues from data connectivity services, partially offset by higher revenues from PaaS and SaaS services.

•

Our revenues from data connectivity services decreased by 33.9% from US$40.0 million in 2020 to US$26.4 million in 2021. This decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$30.8 million in 2020 to US$21.7 million in 2021 due to the prolonged negative impact of global travel bans as a result of the COVID-19 pandemic, and the decrease in revenues from local data connectivity services from US$9.2 million in 2020 to US$4.7 million in 2021 due to certain customers converted from local data connectivity services to our PaaS and SaaS services.

•

Our revenues from PaaS and SaaS services increased by 88.4% from US$5.7 million in 2020 to US$10.8 million in 2021. This increase was primarily contributed to the expansion in the number of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

Sales of Products. Our revenues from sales of products decreased by 17.0% from US$43.4 million in 2020 to US$36.0 million in 2021, which was primarily due to the continuous negative impact of COVID-19 pandemic.

•	Our revenues from sales of terminals decreased by 15.9% from US$32.6 million in 2020 to US$27.4 million in 2021.
•	Our revenues from sales of data related products decreased by 42.7% from US$10.2 million in 2020 to US$5.8 million in 2021.

Cost of revenues

Our cost of revenues decreased by 15.1% from US$61.3 million in 2020 to US$52.0 million in 2021. The decrease was attributable to a lower cost of services and cost of products due to the continuous negative impacts from COVID-19 pandemic.

•	Our cost of services decreased by 18.3% from US$26.4 million in 2020 to US$21.6 million in 2021.
•	Our cost of products sold decreased by 12.7% from US$34.9 million in 2020 to US$30.4 million in 2021.

Gross profit and margin

As a result of the foregoing, our total gross profit decreased by 22.9% from US$28.3 million in 2020 to US$21.8 million in 2021. Our gross margin decreased from 31.6% in 2020 to 29.6% in 2021. The decrease in our overall gross margin was primarily due to the decrease in the margin of sales of products. The decrease in the margin of sales of products was due to products mix and rising material costs due to constraints on global supply chain.

Operating expenses

Research and development expenses. Our research and development expenses decreased by 48.0% from US$26.4 million in 2020 to US$13.7 million in 2021. The decrease was primarily due to a decrease of US$13.3 million in share-based compensation expenses, partially offset by an increase of US$0.8 million in professional service fees.

Sales and marketing expenses. Our sales and marketing expenses decreased by 53.5% from US$29.3 million in 2020 to US$13.6 million in 2021. The increase was primarily due to a decrease of US$13.8 million in share-based compensation expenses, and a decrease of US$1.5 million in staff costs.

General and administrative expenses. Our general and administrative expenses decreased by 33.9% from US$43.2 million in 2020 to US$28.6 million in 2021. The decrease was primarily due to a decrease of US$14.7 million in share-based compensation expenses and a decrease of US$2.7 million in write down of accounts receivable, partially offset by an increase of US$2.8 million in staff cost.

(Loss)/income from operations

As a result of the foregoing, we had loss from operations of US$45.9 million in 2021, compared to loss from operations of US$63.0 million in 2020.

Interest expenses

We had interest expenses of US$0.3 million and US$0.2 million in 2020 and 2021.

Net (loss)/income

As a result of the foregoing, we had net loss of US$46.0 million in 2021, compared to net loss of US$63.4 million in 2020.

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

Inflation

To date, inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected if China experiences higher rates of inflation in the future.

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

Basis of Consolidation

The consolidated financial statements include the financial statements of us and our subsidiaries, which include the former VIEs and the WFOE over which we are the primary beneficiary. All transactions and balances among us and our subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

Revenue recognition

Revenue is principally generated by the provision of data connectivity services, and the sales of terminals and sales of data related products. Revenue represents the fair value of the consideration received or receivable for the sales of goods and the provision of services in the ordinary course of our business activities and is recorded net of value-added tax (“VAT”). We recognize revenue in accordance with ASC 606 “Revenue from Contracts with Customers” for all years presented with full retrospective method.

We conduct our business through various contracts with customers, including:

Data connectivity services

We generate international data connectivity services revenues from (i) data service fees from the use of portable Wi-Fi terminals (under our brand of “Roamingman”), (ii) data service fees generated from sales of data connectivity services to business partners, and (iii) retail sales of data connectivity services.

We also generate local data connectivity services revenues from (i) data service fees generated from sales of data connectivity services to enterprise customers and (ii) retail sales of data connectivity services.

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

Sales of terminals and data related products

We generate revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and smartphones with GMI implemented, IoT models, as well as SIM cards, to enterprise and retail customers and business partners. Sales of terminals and data related products are recognized when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first time purchase of the terminals. There are two separate performance obligations in such bundle sales as the Wi-Fi terminal is a distinct good while the data connectivity service is a distinct service. We allocate the transaction price to each distinct performance obligation based on their relative standalone selling prices. We then recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service, revenue is recognized ratably on a straight line basis over relevant contract period.

PaaS or SaaS services

PaaS or SaaS mainly consist of fees generated from providing cloud SIM platform as a service to business partners and other ancillary platform services. We provide our cloud SIM platform as a service to business partners enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. We have continuous obligation to ensure the performance of the platform over the service period. Revenue is recognized ratably over the contract period as business partners simultaneously consume and receive benefits from the service. We do not provide any other credit and incentive related to the cloud SIM platform services, therefore there is no variable consideration in the arrangement.

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

Share-based compensation and fair value of ordinary shares

Share-based compensation expenses arise from share-based awards, mainly including Restricted Shares held by certain senior management (namely, Mr. Chaohui Chen, Mr. Zhiping Peng and Mr. Wen Gao), share options and restricted share units awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. We follow ASC 718 to determine whether share option, or restricted share units should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, directors and other consultants classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. We classify the share-based awards granted to employees, certain senior management, directors and other consultants as equity award, and have elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

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

For share options awarded to employees, directors and other consultants, we apply the Binominal option pricing model in determining the fair value of options granted under ASC 718. We have elected to account for forfeitures when they occur.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	US$	US$	US$
	(in thousands)
Net cash generated from/(used in) operating activities	5,761	(2,038)	(21,738)
Net cash used in investing activities	(3,267)	(35,444)	(935)
Net cash generated from financing activities	1,528	26,685	735
Increase/(decrease) in cash, cash equivalents and restricted cash	4,022	(10,797)	(21,938)
Effect of exchange rates on cash, cash equivalents and restricted cash	(375)	749	(420)
Cash, cash equivalents and restricted cash at beginning of year	36,627	40,274	30,226
Cash, cash equivalents and restricted cash at end of year	40,274	30,226	7,868

To date, we have financed our operating and investing activities through cash generated by equity and equity-linked financing activities, including proceeds from our initial public offering, and borrowings from financial institutions.

We have the following borrowings:

•

In November 2018, we entered into a two-year financing agreement with a third-party finance lease company amounting to RMB30.0 million (US$4.3 million), with an equivalent amount of accounts receivable pledged by us as collateral. The interest rate is 9% per annum. As of December 31, 2019, 2020 and 2021, the outstanding balance of this borrowing was RMB12.5 million (US$1.8 million), nil and nil, respectively. We have fully repaid the loan.

•

In January 2019, we entered into a series of short-term loan agreements with a commercial bank amounting to US$3.8 million for working capital and business development purposes. These short-term bank borrowings bear interest at a rate of 6.5% per annum. As of December 31, 2019, 2020 and 2021, the aggregate outstanding balance of these loans was US$2.9 million, nil and nil, respectively. We have fully repaid the loan.

•

In August 2019, we obtained a one-year short-term bank borrowing of RMB8.0 million (US$1.1 million) from a commercial bank, bearing interest at a rate of 5.655% per annum. As of December 31, 2019, 2020 and 2021, the outstanding balance of this loan was RMB7.0 million (US$1.0 million), nil and nil, respectively. We have fully repaid the loan.

•

In September 2019, we obtained a one-year short-term bank borrowing of RMB8.0 million (US$1.1 million) from a commercial bank, bearing interest at a rate of 6.09% per annum. As of December 31, 2019, 2020 and 2021, the outstanding balance of this loan was RMB7.0 million (US$1.0 million), nil and nil, respectively. We have fully repaid the loan.

•

In January 2020, we obtained a one-year short-term bank borrowing of RMB4.7 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 5.22% per annum. As of December 31, 2020 and 2021, the outstanding balance of this loan was RMB3.7 million (US$0.6 million) and nil, respectively. We have fully repaid the loan.

•

In December 2020, we obtained a three-month short-term bank borrowing of JPY7.9 million for working capital and business development purposes. The short-term bank borrowing bears interest at a rate of 1.9% per annum. As of December 31, 2020 and 2021, the outstanding balance of this loans was JPY7.9 million (US$76.9 thousand) and nil, respectively. We have fully repaid the loan.

•

In December 2020, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.5 million) from a commercial bank, bearing interest at a rate of 3.85% per annum. As of December 31, 2020 and 2021, the outstanding balance of this loan was RMB10.0 million (US$1.5 million) and nil, respectively. We have fully repaid the loan.

•

In December 2020, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.5 million) from a commercial bank, bearing interest at a rate of 5.22% per annum. As of December 31, 2020 and 2021, the outstanding balance of this loan was RMB10.0 million (US$1.5 million) and nil, respectively. We have fully repaid the loan.

•

In October 2021, we obtained an eight-month short-term bank borrowing of RMB4.7 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 5.22% per annum. As of December 31, 2021, the outstanding balance of this loan was RMB4.5 million (US$0.7 million).

•

In 2021, we obtained a series of three-month short-term bank borrowings of US$9.1 million, EUR0.5 million (US$0.6 million), JPY4.0 million (US$0.04 million) from a commercial bank, bearing interest at a rate of 2.5%, 1.6% and 1.9% per annum, respectively. As of December 31, 2021, the outstanding balances of the loans were US$1.2 million, EUR0.3 million (US$0.4 million) and JPY Nil.

•

In December 2021, we obtained a one-year short-term bank borrowing of RMB6.0 million (US$0.9 million) from a commercial bank, bearing interest at a rate of 4.75% per annum. As of December 31, 2021, the outstanding balance of this loan was RMB6.0 million (US$0.9 million).

•

In January 2022 we entered into definitive agreements with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global ("Yorkville”), pursuant to which we issued and sold convertible debentures in a principal amount of US$5.0 million to Yorkville at a purchase price equal to 95% of the principal amount through private placement at a rate of 5% per year. The convertible debentures will mature upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date. In addition, the Company also issued to Yorkville 1,000,000 Class A ordinary shares as commitment fee at closing.

As of December 31, 2019, 2020 and 2021, our cash and cash equivalents were US$37.3 million, US$22.0 million and US$7.9 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash held at bank, and time deposits placed with banks which have original maturities of three months or less.

As of December 31, 2021, US$3.2 million of our cash and cash equivalents was held in U.S. dollars, US$2.1 million was held in Renminbi, US$0.5 million was held in Hong Kong dollars, and US$2.1 million was held in other currencies. As of December 31, 2021, 28.1% of our cash and cash equivalents were held in China, and 3.7% were held by the former VIEs.

We believe that our current cash and cash equivalents, together with anticipated cash flows, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, due to the outbreak of COVID-19, we anticipate that a reduction in revenue will continue to result in reduction in cash flow generated from operations. We incurred loss from operations of US$63.0 million and US$45.9 million for the years ended December 31, 2020 and 2021 respectively and income from operations was US$5.5 million for the year ended December 31, 2019. Net cash used in operating activities was US$2.0 million and US$21.7 million for the years ended December 31, 2020 and 2021 respectively and the net cash provided by operating activities was US$5.8 million for the year ended December 31, 2019. As of December 31, 2021, we had cash and cash equivalents and short-term deposit of US$8.1 million, and short-term investments of US$12.6 million. The COVID-19 pandemic has negatively impacted our business operations for the years ended December 31, 2020 and 2021, and will continue to impact our results of operations and cash flows for subsequent period. Such conditions and events casted substantial doubt on our ability to continue as a going concern. Since the fourth quarter of 2021, we have taken actions to improve its liquidity, including implementing certain operational cost-cutting measures and obtaining funding from certain short-term bank borrowings and issuance of convertible debentures. We will evaluate our financial and cash flow positions from time to time and intend to mitigate liquidity risk by implementing operational measures such as costs cutting and reducing investment in capital expenditures. As our data centers or server rooms are leased, the capital needs related to our operations are limited. Total capital expenditures only accounted for 1.8%, 1.9% and 1.2% of our total revenues in 2019, 2020 and 2021, respectively, and we do not expect significant increase in capital needs related to property, plant and equipment. We believe that we are financially flexible to address future capital needs related to research and development and other key investments to expand and strengthen our operations. We plan to maintain our operation scale and expects our international data connectivity services business will gradually recover with the resumption of global travel activities, and will closely monitor and manage our capital expenditures and operating expenses based on our working capital needs and cash flow position on an ongoing basis. Based on our liquidity assessment, which has considered our operations at the current business scale, the latest development of COVID-19 pandemic and its continuous impact on our business operations, the available funding from short-term bank borrowings and short term investments, and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. As a result, we concluded that the substantial doubt on our ability to continue as a going concern has been alleviated. We believe that our low debt-to-equity ratio offer us additional flexibility to increase and diversify our capital resources in the long term. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our accounts receivable represent primarily accounts receivable from customers and business partners to whom we rendered services or sold products. As of December 31, 2019, 2020 and 2021, our accounts receivable, net of allowance for doubtful accounts, were US$25.8 million, US$6.7 million and US$14.9 million, respectively. The increase was primarily due to the extension of special credit term for some strategic business partners. Our accounts receivable turnover days increased from 48.9 days in 2019 to 66.2 in 2020, and decreased to 53.6 days in 2021, which was primarily due to special credit term extension for some strategic business partners. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to hardware suppliers and mobile data allowance providers. As of December 31, 2019, 2020 and 2021, our accounts payable were US$16.7 million, US$8.7 million and US$13.0 million, respectively. The increase was primarily due to the extension of special credit term from some strategic suppliers. Our accounts payable turnover days increased from 57.4 days in 2019 to 75.8 days in 2020, and increased to 76.1 days in 2021, which was primarily due to the extension of special credit term from some strategic suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside China to make loans to or make additional capital contributions to our PRC subsidiaries and former VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating Activities

Net cash used in operating activities in 2021 was US$21.7 million. The difference between net cash used in operating activities and net loss of US$46.0 million in the same period was primarily due to (i) US$12.4 million of losses of fair value on other investments, (ii) US$8.8 million of share-based compensation expenses, (iii) the increase of US$6.9 million of accrued expenses, accounts payable, and other liabilities, (iv) US$2.0 million of depreciation of property and equipment, (v) the decrease of US$1.1 million of amounts due from related parties, and (vi) the increase of US$0.6 million of contract liabilities. Such difference is partially offset by the increase of US$8.2 million of accounts receivables.

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

Investing Activities

Net cash used in investing activities in 2021 was US$0.9 million, primarily due to the purchase of property and equipment of US$0.8 million, and US$0.2 million relating to payment for equity investment in iQsim S.A.

Net cash used in investing activities in 2020 was US$35.4 million, primarily due to the purchase of other investments of US$33.1 million, purchase of property and equipment of US$1.3 million, and US$0.8 million relating to payment for equity investment in Beijing Huaxianglianxin Technology Co., Ltd., a licensed mobile virtual network operator primarily engaged in telecommunications related business.

Net cash used in investing activities in 2019 was US$3.3 million, primarily due to the purchase of property and equipment of US$2.8 million, and cash paid for long-term investment of US$0.4 million in Beijing Huaxianglianxin Technology Co., Ltd.

Financing Activities

Net cash generated from financing activities in 2021 was US$0.7 million, primarily due to net proceeds from the proceeds from bank borrowings of US$11.4 million, and proceeds from exercise of share options of US$1.3 million, which was partially offset by repayment of bank borrowings of US$12.0 million.

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

Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures, contractual obligations and commitments, and convertible debentures obligation. Subject to and upon compliance with the terms of the convertible debentures, the purchaser has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, we will deliver to the purchaser our Class A ordinary shares, par value US$0.00005 per share which may be represented by ADSs. The conversion price shall be the lower of (i) US$3.50 per ADS, or (ii) 85% of a reference price benchmarked against the trading price of our ADSs. In addition, we will also issue to the purchaser 1,000,000 Class A ordinary Shares as commitment fee at closing.

We intend to fund our existing and future material cash requirements with our existing cash balance, cash from operating activities, financing from investors and borrowing from external sources. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were US$2.8 million, US$1.7 million and US$0.9 million in 2019, 2020 and 2021, respectively. The decrease in capital expenditure is primarily due to the accumulation of Roamingman devices to support efficient business operation. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

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

Holding Company Structure

UCLOUDLINK GROUP INC. is a holding company with no material operations of its own. We have conducted our operations in China primarily through our PRC subsidiaries, the former VIEs and their subsidiaries. As a result, UCLOUDLINK GROUP INC.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and former

VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and former VIEs may allocate a portion of their after-tax profits based on PRC accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Some of our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in our consolidated financial statements include legal contingencies, share-based compensation and realization of deferred tax assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Legal contingencies

In the course of our business, we are subject to contingencies of legal proceedings and claims arising out of our business. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. We assess these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in legal proceedings, we, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Share-based compensation

Share-based compensation expenses arise from share-based awards, mainly including Restricted Shares held by certain senior management, and share options and Restricted Shares awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. All grants of share-based awards to employees, certain senior management and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model.

The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

For share options awarded to employees, directors and other consultants, we apply the Binominal option pricing model in determining the fair value of options granted under ASC 718. We have elected to account for forfeitures when they occur.

On each measurement date, we review internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards granted by us, including the fair value of the underlying shares, expected life and expected volatility. We are required to consider many factors and makes certain assumptions during this assessment. If any of the assumptions used to determine the fair value of the share-based awards change significantly in the future, share-based compensation expense may differ materially.

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

We calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the year ended December 31, 2019, 2020 and 2021 is summarized in the following table:

	Years ended December 31,
(In thousands)	2019	2020	2021
Risk-free interest rate(i)	1.53%	0.33%-0.88%	1.22%-1.52%
Expected dividend yield(ii)	0.00%	0.00%	0.00%
Expected volatility(iii)	36.88%	37.94%-40.07%	35.01%-36.00%
Grant date fair value	$3.48	$0.98-$1.93	$0.06-$0.65

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.
(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

Realization of deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. Our ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. We have provided a full valuation allowance for the deferred tax assets as of December 31, 2019, 2020 and 2021, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2019, 2020 and 2021, we had net operating loss carryforwards of approximately US$45.7 million, US$61.3 million and US$101.0 million, respectively, which arose from the subsidiaries and VIE established in Hong Kong and PRC. As of December 31, 2019, 2020 and 2021, we do not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2021, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2026 to 2030, if unused.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chaohui Chen	54	Director and Chief Executive Officer
Zhiping Peng	54	Chairman of the Board of Directors
Hope Ni	49	Independent Director
Onward Choi	51	Independent Director
Ying Kong	62	Independent Director
Zhigang Du	56	Chief Operating Officer
Yimeng Shi	49	Chief Financial Officer
Wen Gao	52	Chief Strategy Officer
Shubao Pei	50	Chief R&D Officer and Chief Supply Chain Officer
Zhihui Gong	52	Chief Technology Officer

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

Ms. Hope Ni has served as our independent director since June 2020. Ms. Ni currently serves as an independent director of Zhihu Inc. (Nasdaq: ZH), Digital China Holdings Limited. (HKEX: 00861), Acotec Scientific Holdings Limited (HKEX: 6669) and ATA Creativity Global (NASDAQ: AACG). She has also served as a non-executive director of Cogobuy Group (HKEX: 0400) since June 2020 and prior to that, she served as an executive director from 2015 to 2020. Previously, Ms. Ni worked as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

Mr. Onward Choi has served as our independent director since June 2020. Mr. Choi was the acting chief financial officer of NetEase, Inc., a Nasdaq-listed company, from July 2007 to June 2017. Mr. Choi currently serves as an independent director and the chairman of the audit committee of Smart Share Global Limited and Tuniu Corporation, both are Nasdaq-listed companies. Mr. Choi also serves as an independent non-executive director and the chairman of the audit committee of Beijing Jingkelong Company Limited and Tongdao Liepin Group, both of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a fellow member of the Association of Chartered Certified Accountants, CPA Australia and the Hong Kong Institute of Certified Public Accountants. Mr. Choi received a bachelor of arts degree in accountancy with honors from the Hong Kong Polytechnic University.

Prof. Ying Kong has served as our independent director since June 2021. Prof. Kong has been a professor and the dean of international business school of Zhuhai campus of Beijing Normal University since 2021. He has also been a tenured associate professor in department of economics at York University, Canada since 2004. In addition, Prof. Kong has held various positions at Tsinghua Shenzhen International Graduate School since 2014, including the dean of faculty of social science and management, the director of enterprise innovation and growth research institute, and the director of public private partnership research center. Since 2015, he has served as the director of low carbon economy and financial risk analysis lab and the director of faculty of entrepreneur education center at Tsinghua-Berkeley Shenzhen Institute. From 2009 to 2015, he was a professor and the associate dean of HSBC School of Business at Peking University. Prof. Kong is also the chairman of the World Alliance for Low Carbon Cities. Prof. Kong received his bachelor’s degree in physics from Peking University in 1982. He received a master’s degree in public administration from the Carleton University, Canada in 1994, where he also obtained a doctorate degree in economics in 2000.

Zhigang Du has served as our chief operating officer since 2014. Prior to joining us, Mr. Du served as Vice President in charge of operations at Hytera Communications Corporation Limited from 2012 to 2014. From 2009 to 2012, Mr. Du worked as an independent consultant providing management consulting services. Prior to that, Mr. Du worked at Huawei from 1997 to 2009, where he served as Assistant President of East Africa Region, Director of Technical Service of China Region, and Deputy Director of Testing Department. Mr. Du served as Environmental Engineer and Project Manager at Lanzhou Coal Mining Design and Research Institute from 1988 to 1994. Mr. Du received his bachelor’s degree of meteorology and his master’s degree of business administration from Lanzhou University in China.

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

Compensation of Directors and Executive Officers

In 2021, we paid an aggregate of US$1.3 million in cash to our executive officers, and paid US$144 thousand in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the former VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Amended and Restated 2018 Stock Option Scheme

In December 2018, our shareholders and board of directors approved the 2018 Stock Option Scheme to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme, or 2018 Plan, which amends and restates the previously adopted 2018 Stock Option Scheme, pursuant to which we may grant awards to our directors, officers and employees. The maximum aggregate number of ordinary shares that may be issued under 2018 Plan is 40,147,720 ordinary shares. As of February 28, 2022, options to purchase a total of 18,259,940 ordinary shares are outstanding under the 2018 Plan.

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

2019 Share Incentive Plan

In July 2019, our shareholders and board of directors approved the 2019 Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards will initially be 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of February 28, 2022, the maximum number of issuable shares under the 2019 Plan was 26,353,926, while 756,420 options had been granted and outstanding under the 2019 Plan, and 1,552,840 restricted share units had been granted and outstanding under the 2019 Plan.

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

The following table summarizes, as of February 28, 2022, the number of ordinary shares under outstanding options that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chaohui Chen	*	0.5000	April 27, 2020	April 27, 2031
Zhiping Peng	*	0.5000	April 27, 2020	April 27, 2031
Zhigang Du	*	0.8111	December 31, 2018 - April 27, 2020	December 31, 2025 - April 27, 2031
Hope Ni	—	—	—	—
Onward Choi	—	—	—	—
Ying Kong	—	—	—	—
Yimeng Shi	*	0.5000	December 31, 2018 - April 27, 2020	December 31, 2025 - April 27, 2031
Wen Gao	—	—	—	—
Shubao Pei	*	0.8111	December 31, 2018	December 31, 2025
Zhihui Gong	*	0.5000	December 31, 2018	December 31, 2025
All directors and executive officers as a group	7,056,120	0.5000-0.8111	December 31, 2018 - August 3, 2020	December 31, 2025 - April 27, 2031

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

The following table summarizes, as of February 28, 2022, the number of outstanding restricted share units that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Restricted Share Unites	Date of Grant
Chaohui Chen	*	January 27, 2021
Zhiping Peng	*	January 27, 2021
Zhigang Du	*	January 27, 2021
Hope Ni	*	January 27, 2021
Onward Choi	*	January 27, 2021
Ying Kong	*	July 1, 2021
Yimeng Shi	*	January 27, 2021
Wen Gao	*	January 27, 2021
Shubao Pei	*	January 27, 2021
Zhihui Gong	*	January 27, 2021
All directors and executive officers as a group	1,211,250	January 27, 2021 - July 1, 2021

As of February 28, 2022, our employees and consultants other than our directors and executive officers as a group held options to purchase 11,960,240 ordinary shares, with exercise prices ranging from US$0.5 to US$0.8 per share. As of February 28, 2022, our employees and consultants other than our directors and executive officers as a group held restricted share unit to turn into 341,590 ordinary shares with nil exercise prices.

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

Board Diversity Matrix

Subject to the Nasdaq Stock Market rules, the below table sets forth our board diversity matrix as of the date of this annual report.

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Onward Choi, Ms. Hope Ni and Prof. Ying Kong. Mr. Onward Choi is the chairman of our audit committee. We have determined that Mr. Onward Choi, Ms. Hope Ni and Prof. Ying Kong satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Onward Choi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Prof. Ying Kong, Mr. Onward Choi and Ms. Hope Ni. Prof. Ying Kong is the chairman of our compensation committee. We have determined that Prof. Ying Kong, Mr. Onward Choi and Ms. Hope Ni satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Hope Ni, Mr. Onward Choi and Prof. Ying Kong. Ms. Hope Ni is the chairperson of our nominating and corporate governance committee. Ms. Hope Ni, Mr. Onward Choi and Prof. Ying Kong satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had a total of 804, 578 and 491 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

Function	Number of Employees
Research and Development	237
Business Development, Sales and Marketing	160
Administration and Management	94
Total	491

Our success depends on our ability to attract, motivate, train and retain qualified personnel. The average age of our employees is below 34 and 78% of our employees have obtained bachelor’s degrees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We enter into standard labor contracts and confidentiality agreements with our employees. As required by regulations in China, we participate in various employee social insurance plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee social insurance plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and results of operations.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2022 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 167,674,670 Class A ordinary shares and 122,072,980 Class B ordinary shares outstanding as of February 28, 2022.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
	Number	Number	Number	%	%
Directors and Executive Officers**:
Chaohui Chen(1)	7,628,770	61,346,560	68,975,330	23.8	46.4
Zhiping Peng(2)	7,737,500	60,726,420	68,463,920	23.6	45.9
Zhigang Du(3)	4,014,840	—	4,014,840	1.4	0.2
Hope Ni	*	—	*	*	*
Onward Choi	*	—	*	*	*
Ying Kong	*	—	*	*	*
Yimeng Shi	*	—	*	*	*
Wen Gao(4)	11,999,820	—	11,999,820	4.1	0.6
Shubao Pei(5)	3,957,040	—	3,957,040	1.4	0.2
Zhihui Gong	*	—	*	*	*
All Directors and Executive Officers as a Group	39,077,060	122,072,980	161,150,040	54.6	93.3
Principal Shareholders:
MediaPlay Limited(1)	—	61,346,560	61,346,560	21.2	46.1
AlphaGo Robot Limited(2)	—	60,726,420	60,726,420	21.0	45.6
Entities Affiliated with Haitong(6)	34,268,110	—	34,268,110	11.8	1.7
Entities affiliated with Cash Capital(7)	37,405,580	—	37,405,580	12.9	1.9

Notes:

*	Less than 1% of our total outstanding shares.
**	Except as indicated otherwise, the business address of our directors and executive officers is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

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

(1)

Represents (i) 61,346,560 Class B ordinary shares held by MediaPlay Limited, a British Virgin Islands company, (ii) 3,680 Class A ordinary shares, in the form of ADSs, held by Mr. Chaohui Chen, (iii) 250,000 Class A ordinary shares held by Mr. Chaohui Chen; and (iv) 522,500 Class A ordinary shares Mr. Chaohui Chen has the right to acquire upon exercise of option within 60 days after February 28,2022; and (v) 6,852,590 Class A ordinary shares (including those in the form of ADSs) beneficially owned by certain of our current and former employees who have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. MediaPlay Limited is wholly owned by Brilliant Topaz Holding Limited, a British Virgin Islands company. Brilliant Topaz Holding Limited is wholly owned by Chen Family Evergreen Trust, a trust established for the benefit of Mr. Chaohui Chen and his family. Mr. Chaohui Chen is the settlor and investment advisor of Chen Family Evergreen Trust, and has the power to direct the disposition and voting of the shares held by Chen Family Evergreen Trust. The registered address of MediaPlay Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The abovementioned certain current and former employees and consultants have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. In addition, our employees and consultants who hold share incentive awards under our share incentive plans, except those who signed the voting agreement, have granted an irrevocable voting proxy for the shares issuable to them pursuant to the awards to Mr. Chaohui Chen.

(2)

Represents (i) 60,726,420 Class B ordinary shares held by AlphaGo Robot Limited, a British Virgin Islands company, (ii) 522,500 Class A ordinary shares Mr. Zhiping Peng has the right to acquire upon exercise of option within 60 days after February 28,2022, and (iii) 222,500 Class A ordinary shares held by Mr. Zhiping Peng, and (iv) 6,992,500 Class A ordinary shares held by two of our beneficial owners, who have granted an irrevocable voting proxy for 6,992,500 Class A ordinary shares beneficially owned by them to Mr. Zhiping Peng, and appointed Mr. Zhiping Peng as lawful attorney-in-fact. AlphaGo Robot Limited is wholly owned by Bright Topaz Holding Limited, a British Virgin Islands company. Bright Topaz Holding Limited is wholly owned by Harmony Peng Trust, a trust established for the benefit of Mr. Zhiping Peng and his family. Mr. Zhiping Peng is the settlor and investment advisor of Harmony Peng Trust, and has the power to direct the disposition and voting of the shares held by Harmony Peng Trust. The registered address of AlphaGo Robot Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 3,170,620 Class A ordinary shares held by Elite Magic Cosmos Limited, a British Virgin Islands company, (ii) 684,220 Class A ordinary shares Mr. Zhigang Du has the right to acquire upon exercise of option within 60 days after February 28,2022, and (iii) 160,000 Class A ordinary shares held by Mr. Zhigang Du. Elite Magic Cosmos Limited is wholly owned by Mr. Zhigang Du. The registered address of Elite Magic Cosmos Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents 11,889,820 Class A ordinary shares held by Talent Wits Limited, a British Virgin Islands company and (ii) 110,000 Class A ordinary shares held by Mr. Wen Gao. Talent Wits Limited is wholly owned by Mr. Wen Gao. The registered address of Talent Wits Limited is Craigmuir Chambers, Road Town Tortola, VG 1110, British Virgin Islands.

(5)

Represents (i) 3,170,620 Class A ordinary shares held by Fair Technology Limited, a British Virgin Islands company, and (ii) 616,420 options granted to Mr. Shubao Pei to purchase  616,420 Class A ordinary shares, and (iii) 170,000 Class A ordinary shares held by Mr. Shubao Pei. Fair Technology Limited is wholly owned by Mr. Shubao Pei. The registered address of Fair Technology Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)

Represents (i) 2,775,878 ADSs, which represent 27,758,780 Class A ordinary shares held by AI Global Investment SPC (acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.), a Cayman Islands exempted segregated portfolio company with limited liability and (ii) 650,933 ADSs, which represent 6,509,330 Class A ordinary shares, held by AI Global Investment SPC (acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.), based on the Schedule 13G filed on January 19, 2022. The investment manager of AI Global Investment SPC is Haitong International Asset Management (HK) Limited. Dr. Jianxin Yang is the chief investment officer and managing director of Haitong International Asset Management (HK) Limited. The registered office of AI Global Investment SPC is at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(7)

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

To our knowledge, as of February 28, 2022, a total of 72,902,570 Class A ordinary shares were held by one record holder in the United States, representing approximately 25.2% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements with The Former VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with our Founders and Related Entities

Transactions with Maya. In October 2018, we made an equity investment in a privately-held company, Maya System, Inc., or Maya, which provides cloud SIM related services in Japan, including sale of products and maintenance. We have significant influence over Maya. In 2019, 2020 and 2021, we recognized US$4.4 million, US$8.0 million and US$9.4 million of revenue from provision of data connectivity services, sales of terminals, sales of data related products and other services and products to Maya, respectively. In 2021, we purchased US$26 thousand of data connectivity service from Maya. As of December 31, 2019, 2020 and 2021, we owed US$1.0 million, US$1.5 million and US$1.4 million, respectively, to Maya, consisting of deposits and advances. As of December 31, 2019, 2020 and 2021, we had US$0.7 million, US$2.3 million and US$1.1 million due from Maya, respectively.

Transactions with Huaxiang. In April 2019 and September 2020, the Company made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company, or Huaxiang, which is an MVNO in China. We have significant influence over Huaxiang. In 2021, we recognized US$1.0 million of revenue from provision of sales of terminals and PaaS and SaaS services to Huaxiang. In 2021, we purchased US$87 thousand of data connectivity service from Huaxiang. As of December 31, 2021, we owed US$18 thousand to Huaxiang. As of December 31 2021, we had US$45 thousand due from Huaxiang.

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

In June 2018, Hong Kong uCloudlink Network Technology Limited and uCloudlink (America), Ltd., two of our wholly-owned subsidiaries, were named as defendants in a complaint filed by SIMO in the United States District Court for the Southern District of New York, alleging patent infringements. The plaintiff initially alleged that our products deployed in the United States infringed its U.S. Patent No. 8,116,735 and U.S. Patent No. 9,736,689, which are referred to as the ‘735 patent and the ‘689 patent, respectively, starting from August 2018. The plaintiff subsequently dropped its allegations regarding the ‘735 patent in January 2019. In April 2019, the court granted summary judgment in favor of SIMO holding that we infringed upon the ‘689 patent and also granted summary judgment in favor of us holding that there were no pre-suit damages to the extent that SIMO is deemed to have been given actual notice of infringement as to certain of our products. In May 2019, the jury delivered a verdict which awarded SIMO compensatory damages in the amount of approximately US$2.2 million for a four-month period from August 2018 to December 2018. The jury also found that our infringement was willful, in connection with which the plaintiff sought enhanced damages in the amount of 50% of the compensatory damages. The trial judge delivered a judgment in June 2019, approving enhanced damages in the amount of 30% of the compensatory damages. Subsequently, the parties filed various post-trial motions, and the court denied our motions for judgment as a matter of law and for a new trial as well as SIMO’s motion for request for attorney’s fees. The court also granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin us from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone that were found to be infringing SIMO’s patent in the United States. In October 2019, the court amended the total damages to US$8.2 million to include pre-judgement interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019. Thereafter, we upgraded the allegedly infringing products by pushing a redesigned software update to the devices, which the court concluded on December 9, 2019 were no longer subject to the injunction. We have appealed against the court’s original ruling in the United States Court of Appeals for the Federal Circuit, and pending the judgment of the appellate court, we have placed the judgment amount in an escrow account. In parallel, we filed an invalidity petition in form of inter partes review against the ‘689 patent in the U.S. Patent and Trademark Office and the petition was denied on September 17, 2019. We filed reexamination request in form of ex parte review on October 22, 2019, and the request was granted for review in December 2019. On December 9, 2019, the trial court lifted the injunction against the upgraded devices and concluded that they are not infringing. In the meantime, we appealed against the trial court’s original ruling in the United States Court of Appeals for the Federal Circuit.

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

In January 2020, SIMO and its affiliated entity filed a lawsuit for patent infringement and trade secret misappropriation against Hong Kong uCloudlink Network Tech. Ltd. and Shenzhen Ucloudlink Technology Limited in the Eastern District of Texas.  The patent infringement claim is based on SIMO’s ‘689 patent.  The trade secret allegations are the same as allegations Plaintiffs made in a case between the parties in the Northern District of California (see details of the California case below).  Those allegations were dismissed in the California case with prejudice. We moved to transfer the patent infringement claim to the United States District Court for the Southern District of New York and to dismiss or transfer the claims for trade secret misappropriation to the United States District Court for the Northern District of California. On November 24, 2020, EDTX denied both motions. Following our success in the above-mentioned patent infringement case in New York, the plaintiffs dropped their patent infringement claim in EDTX on April 6, 2021. In response to EDTX’s ruling denying transfer of trade secret claims, we appealed to the United States Court of Appeals for the Fifth Circuit on April 16, 2021. On August 30, 2021, we entered into a settlement agreement with SIMO. Pursuant to the settlement agreement, the parties filed joint motions to the United States District Court for the Eastern District of Texas for the dismissal of the trade secret case initiated by SIMO. The case was dismissed in September 2021.

In August 2018, we filed a complaint in the name of HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd. against SIMO and its affiliate Skyroam Inc. in the United States District Court for the Northern District of California. We claimed that the defendants infringed and continued to infringe two of our patents. There was a stipulated dismissal of the claim regarding one patent in September 2019. The defendants filed answer and counterclaim alleging trade secret misappropriation. The court granted our motion to dismiss the counterclaim and dismissed the trade secret misappropriation counterclaim with prejudice on September 12, 2019. SIMO also filed petition for inter partes review to United States Patent and Trademark Office (USPTO) in August 2019, alleging that our patent in this litigation is invalid. The USPTO denied the petition in February 2020 and SIMO filed a request for rehearing in March 2020, which was denied in May 2020. On August 30, 2021, we entered into a settlement agreement with SIMO. Pursuant to the settlement agreement, the parties filed joint motions to the United States District Court for the Northern District of California for the dismissal of the patent infringement case initiated by us and the trade secret case initiated by SIMO. The case was dismissed in September 2021.

We filed two lawsuits against Shenzhen Skyroam Technology Co., Ltd. The first one, in the Intermediate People’s Court of Shenzhen, claims patent infringement on our patent No. 209.9. The first hearing was held on January 28, 2021 and we are now waiting for the court’s further notice. The second one, in the Intermediate People’s Court of Shenzhen, claims patent infringement on our patent No. 352.6.  We have applied for withdrawal of the second litigation.

In June 2019, Shenzhen Skyroam Technology Co., Ltd. filed an additional complaint in the Intermediate People’s Court of Shenzhen against Shenzhen Ucloudlink Technology Limited, Shenzhen uCloudlink Network Technology Co.,Ltd. and one of its employees, and Mr. Gao Wen for trade secret misappropriation. This employee was a former employee of Shenzhen Skyroam Technology Co., Ltd. The plaintiff alleged that we misappropriated their trade secret by falsely obtaining, disclosing and using the trade secret regarding technology and operation of the plaintiff, and it claimed damages of approximately US$14 million and cessation of misappropriation. The court denied our motion to transfer the lawsuit from the Intermediate People’s Court of Shenzhen to the Higher People’s Court of Guangdong and we appealed the decision on September 17, 2019. On May 8, 2020, the Supreme People’s Court ruled against our appeal and this case is being heard by the Intermediate People’s Court of Shenzhen. The Intermediate People’s Court of Shenzhen has organized three pre-trial conferences in October 2020, December 2020, and January 2021 for exchanging evidence and confirming judicial appraisal results. On September 3, 2021, SIMO applied to withdraw the trade secret misappropriation claim in the Intermediate People’s Court of Shenzhen. On September 6, 2021, the Intermediate People’s Court of Shenzhen approved SIMO's application, and this case is closed therefore. In September 2021, Shenzhen Skyroam Technology Co., Ltd. applied to withdraw the two patent ownership claims in the Intermediate People’s Court of Shenzhen and the cases have been dismissed.

Also, in June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against us in the Intermediate People’s Court of Shenzhen regarding a patent ownership dispute. The plaintiff alleged that our patent No. 011.8, invented by a former employee of our company who had previously worked with the plaintiff, is actually the technical achievement of the plaintiff, thus the patent should be owned by the plaintiff, and it claimed damages of approximately US$21,000. The exchange of evidence was held in August 2019 and we applied to suspend the lawsuit on October 15, 2019. We further received the court’s summons on November 7, 2019 and the first hearing of this lawsuit was held on January 6, 2020. A second hearing may be held in future and the court has not yet reached a verdict. Due to the aforementioned lawsuit, the invalidation petition against patent No. 011.8, which was filed by Shenzhen Skyroam Technology Co., Ltd. in Patent Reexamination Board of National Intellectual Property Administration in PRC in April 2019, has been suspended. We believe the claims do not have merit and intend to defend ourselves vigorously. In addition, in July 2019, Shenzhen Skyroam Technology Co., Ltd. filed another complaint in the Intermediate People’s Court of Shenzhen against us relating to the ownership of Patent No. 104.4. The plaintiff alleged that our patent No. 104.4, invented by a former employee of our company who had previously worked with the plaintiff, is actually the technical achievement of the plaintiff, thus the patent should be owned by the plaintiff, and the plaintiff claimed damages of approximately US$21,000. The case was dismissed in September 2020.

We reached a global settlement with SIMO for the series of cases held in both the United States and the PRC by entering into the Settlement Agreement. According to the settlement, we and SIMO have applied to withdraw all lawsuits initiated by either party. After the settlement with SIMO, we are currently involved in three pending patent invalidation cases, and there are no significant amounts of damages, legal fees or costs occurred in these cases against us.

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

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall, on a poll, entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall, on a poll, entitle the holder thereof to 15 votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

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

See “Exhibit 2.6—Description of Securities” attached to this Form 20-F for more descriptions of our securities.

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

Hong Kong Taxation

Hong Kong profits tax is chargeable on every person, including corporations, carrying on a trade, profession or business in Hong Kong in respect of profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets). However, profits arising from the sale of capital assets are not subject to Hong Kong profits tax. Whether (i) a business is carried on in Hong Kong; and/or (ii) profits are arising in or derived from Hong Kong are largely questions of fact. Under the current Hong Kong Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), Hong Kong profits tax for a corporation from the year of assessment 2018/2019 onwards is generally 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million.

In addition, stamp duty will be payable by the person(s) who effects any sale or purchase of Hong Kong shares registered in the Hong Kong register of members. The stamp duty in relation to transfer of Hong Kong stock is currently charged at the ad valorem rate of 0.13% of the consideration for, or (if greater) the value of, the shares transferred. The stamp duty is charged to each of the seller and purchaser. In other words, a total of 0.26% of the consideration for, or (if greater) the value of, the shares transferred is currently payable on a typical sale and purchase transaction of Hong Kong stock. In addition, the instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5.00.

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

Although the law in this regard is unclear, we treat the former VIEs as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the former VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the former VIEs for U.S. federal income tax purposes and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021, and based upon our current income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, and the value of the ADSs, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Dividends

The gross amount of any distributions paid on the ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, we are eligible for the benefit of the U.S.-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

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

As described in “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares and any of our subsidiaries, the former VIEs or any of the subsidiaries of the former VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the former VIEs or any of the subsidiaries of the former VIEs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. For these purposes, our ADSs, are traded on the Nasdaq Global Market which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2021, we have not received any reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS programs.

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

For the period from the effective date of the F-1 Registration Statement to December 31, 2021, the total expenses incurred for our company’s account in connection with our initial public offering was US$8.6 million, which included US$3.1 million in underwriting discounts and commissions for the initial public offering and US$5.5 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from June 9, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2021, US$22.6 million of the net proceeds received from our initial public offering were used for strategic investments and general corporate purposes, including research and development and working capital needs. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We intend to use the remainder of the proceeds from our initial public offering for general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2021 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report "Internal Control-Integrated Framework (2013)" issued by the Committee on Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2021, our internal control over financial reporting was not effective.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified as of December 31, 2021 relate to our (i) lack of sufficient resources regarding financial reporting and accounting personnel in the application of U.S. GAAP and the reporting requirements set forth by the SEC, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Because of the material weaknesses described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2021. To remedy identified material weaknesses, we have implemented, and plan to continue to implement, several measures, including, among others:

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

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

As an "emerging growth company," as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations there under). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

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

	2020		2021
Audit Fees(1)	US	$1,641,429	US	$880,000
Other Fees(2)	US	$18,500	US	$—

(1)

“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements. It also includes the aggregate fees billed for professional services rendered by our principal auditors in connection with our initial public offering of our ADSs on June 11, 2020.

(2)

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

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. NASDAQ Stock Market Rules also require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer's fiscal year-end. Our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market dated June 8, 2021 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2021. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders' approvals. As we rely on home country practices with respect to our corporate governance, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of UCLOUDLINK GROUP INC., its subsidiaries and the former VIEs are included at the end of this annual report.

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

4.2*	Amended and Restated 2019 Share Incentive Plan

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

4.14*	Securities Purchase Agreement dated January 5, 2022 between the Registrant and YA II PN, LTD.

4.15*	Convertible Debenture dated January 6, 2022 between the Registrant and YA II PN, LTD.

4.16*	Registration Rights Agreement dated January 5, 2022 between the Registrant and YA II PN, LTD.

4.17*	English Translation of Equity Interest Transfer Agreement dated March 17, 2022 between Shenzhen Technology and the shareholders of Beijing Technology.

4.18*	English Translation of Termination Agreement dated March 17, 2022 between Beijing uCloudlink, Beijing Technology and its shareholders and their spouses.

4.19*	English Translation of Termination Agreement dated March 17, 2022 between Beijing uCloudlink, Beijing Technology and Shenzhen Technology

8.1*	List of Principal Subsidiaries and Affiliated Entities of The Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

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

Date: April 27, 2022

UCLOUDLINK GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UCLOUDLINK GROUP INC.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UCLOUDLINK GROUP INC. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

April 27, 2022

We have served as the Company's auditor since 2017.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

		Years ended December 31,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2019	2020	2021
Revenues	5	158,381	89,569	73,824
Revenues from services		91,110	46,150	37,798
Sales of products		67,271	43,419	36,026
Cost of revenues		(93,463)	(61,264)	(51,990)
Cost of services		(35,594)	(26,392)	(21,556)
Cost of products sold		(57,869)	(34,872)	(30,434)
Gross profit		64,918	28,305	21,834
Research and development expenses		(15,108)	(26,359)	(13,697)
Sales and marketing expenses		(24,367)	(29,261)	(13,620)
General and administrative expenses		(20,224)	(43,221)	(28,551)
Other income/(expense), net	6	290	7,554	(11,876)
Income/(loss) from operations		5,509	(62,982)	(45,910)
Interest income		193	37	14
Interest expenses		(438)	(285)	(188)
Income/(loss) before income tax		5,264	(63,230)	(46,084)
Income tax expenses	7	(57)	(185)	(244)
Share of profit in equity method investments, net of tax		—	—	287
Net income/(loss)		5,207	(63,415)	(46,041)
Accretion of Series A Preferred Shares	9	(2,540)	(1,293)	—
Income allocation to participating preferred shareholders		(296)	—	—
Net income/(loss) attributable to ordinary shareholders of the Company		2,371	(64,708)	(46,041)
Net income/(loss)		5,207	(63,415)	(46,041)
Foreign currency translation adjustment		32	(1,135)	(17)
Total comprehensive income/(loss)		5,239	(64,550)	(46,058)
Net income/(loss) per share attributable to ordinary shareholders of the Company
Basic and diluted	11	0.01	(0.25)	(0.16)
Weighted average number of ordinary shares used in computing net income/(loss) per share
Basic and diluted	11	232,178,037	259,852,204	285,979,036

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2020	2021
Assets
Current assets:
Cash and cash equivalents	12	21,989	7,868
Restricted cash		8,237	—
Short-term deposit	12	196	196
Accounts receivable, net	13	6,745	14,923
Inventories	14	5,847	6,133
Prepayments and other assets	15	7,477	6,225
Amounts due from related parties	22	2,264	1,153
Other investments	19	19,185	12,587
Total current assets		71,940	49,085
Non-current assets:
Long-term investments	16	1,306	1,867
Property and equipment, net	17	3,029	1,796
Intangible assets, net	18	1,039	1,009
Other investments	19	17,824	12,058
Prepayments	15	2,116	1,310
Total non-current assets		25,314	18,040
Total assets		97,254	67,125
Liabilities
Current liabilities:
Short term borrowings (including nil and US$941 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and 2021, respectively)	21	3,704	3,177
Accrued expenses and other liabilities (including US$10,733 thousands and US$12,424 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and 2021, respectively)	20	25,742	27,580
Accounts payable (including US$3,543 thousands and US$4,034 thousands from the consolidated VIEs, without recourse to the Company as of December 31,2020 and 2021, respectively)	20	8,701	12,986
Amounts due to related parties (including nil and US$18 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and 2021, respectively)	22	1,503	1,453
Contract liabilities (including US$215 thousands and US$89 thousands from the consolidated VIEs, without recourse to the Company as of December 31, 2020 and 2021, respectively)		889	1,575
Total current liabilities		40,539	46,771
Non-current liabilities:
Other non-current liabilities		321	262
Total non-current liabilities		321	262
Total liabilities		40,860	47,033
Commitments and contingencies	23

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

	As of December 31,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2020	2021
Class A ordinary shares (US$0.00005 par value; 1,700,000,000 shares authorized; 160,055,640 shares issued and outstanding and 164,975,400 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	8,10	8	8
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized; 122,072,980 shares issued and outstanding and 122,072,980 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	8,10	6	6
Additional paid-in capital		220,292	230,048
Accumulated other comprehensive loss		(429)	(446)
Accumulated losses		(163,483)	(209,524)
Total shareholders’ equity		56,394	20,092
Total liabilities and shareholders’ equity		97,254	67,125

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Shares	Amount	Additional paid-in capital	Cumulative translation adjustments	Accumulated losses	Total equity
Balance as of January 1, 2019	228,749,678	11	121,189	674	(105,275)	16,599
Foreign currency translation adjustment	—	—	—	32	—	32
Net income for the year	—	—	—	—	5,207	5,207
Vesting of Restricted Shares held by certain senior management	3,702,222	—	169	—	—	169
Accretion of Series A Preferred Shares	—	—	(2,540)	—	—	(2,540)
Balance as of December 31, 2019	232,451,900	11	118,818	706	(100,068)	19,467

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Cumulative translation adjustments	Accumulated losses	Total equity
Balance as of January 1, 2020	232,451,900	11	—	—	—	—	118,818	706	(100,068)	19,467
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,135)	—	(1,135)
Net loss for the year	—	—	—	—	—	—	—	—	(63,415)	(63,415)
Share-based compensation	—	—	—	—	—	—	50,607	—	—	50,607
Accretion of Series A Preferred Shares	—	—	—	—	—	—	(1,293)	—	—	(1,293)
Redesignation of ordinary shares into Class A ordinary shares	(110,378,920)	(5)	110,378,920	5	—	—	—	—	—	—
Redesignation of ordinary shares into Class B ordinary shares	(122,072,980)	(6)	—	—	122,072,980	6	—	—	—	—
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	—	—	20,100,000	1	—	—	27,604	—	—	27,605
Conversion of Series A Preferred Shares upon IPO	—	—	29,000,000	2	—	—	24,268	—	—	24,270
Shares issued upon exercise of employee share options	—	—	576,720	—	—	—	288	—	—	288
Balance as of December 31, 2020	—	—	160,055,640	8	122,072,980	6	220,292	(429)	(163,483)	56,394

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Shares	Amount	Shares	Amount	Shares	Amount	Additional paid-in capital	Cumulative translation adjustments	Accumulated losses	Total equity
Balance as of January 1, 2021	—	—	160,055,640	8	122,072,980	6	220,292	(429)	(163,483)	56,394
Foreign currency translation adjustment	—	—	—	—	—	—	—	(17)	—	(17)
Net loss for the year	—	—	—	—	—	—	—	—	(46,041)	(46,041)
Share-based compensation	—	—	—	—	—	—	8,757	—	—	8,757
Shares issued upon exercise of employee share options	—	—	1,919,760	—	—	—	999	—	—	999
Issuance of shares upon vesting of Restricted Shares held by other consultants	—	—	3,000,000	—	—	—	—	—	—	—
Balance as of December 31, 2021	—	—	164,975,400	8	122,072,980	6	230,048	(446)	(209,524)	20,092

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2019	2020	2021
Cash flows from operating activities
Net income/(loss)	5,207	(63,415)	(46,041)
Adjustments to reconcile net income/(loss) to net cash generated from/(used in) operating activities
Provision for bad debts	175	2,794	40
Impairment for inventory obsolescence	528	636	16
Depreciation of property and equipment	2,954	2,174	2,022
Amortization of intangible assets	90	94	143
Gains on disposals of property and equipment	(353)	(375)	(94)
Interest expenses	438	285	188
Share-based compensation	169	50,607	8,757
Fair value (gains)/losses on other investments	—	(4,909)	12,363
Share of profit in equity method investments	—	—	(287)
Foreign currency exchange losses, net	607	182	1,106
Changes in operating assets and liabilities
Accounts receivable	(9,311)	16,228	(8,239)
Prepayments and other assets	2,595	690	985
Inventories	974	4,036	(302)
Accrued expenses, accounts payable and other liabilities	6,343	(9,273)	5,917
Amounts due to related parties	(1,948)	481	(50)
Amounts due from related parties	(692)	(1,572)	1,111
Contract liabilities	(2,015)	(1,036)	686
Other non-current liabilities	—	335	(59)
Net cash generated from/(used in) operating activities	5,761	(2,038)	(21,738)
Cash flows from investing activities
Purchase of property and equipment	(2,750)	(1,252)	(787)
Purchase of intangible assets	(84)	(482)	(92)
Proceeds from disposal of property and equipment	190	230	193
Cash paid for equity method investment	—	—	(247)
Cash paid for long-term investment	(430)	(811)	—
Increase in short-term deposit	(193)	(3)	(2)
Purchase of other investments	—	(33,126)	—
Net cash used in investing activities	(3,267)	(35,444)	(935)
Cash flows from financing activities
Repayments of other borrowings	(2,241)	(1,819)	—
Proceeds from bank borrowings	8,953	3,674	11,419
Repayments of bank borrowings	(5,184)	(5,074)	(11,968)
Proceeds from initial public offering, net of issuance costs	—	29,904	—
Proceeds from exercise of share options	—	—	1,284
Net cash generated from financing activities	1,528	26,685	735
Increase/(decrease) in cash, cash equivalents and restricted cash	4,022	(10,797)	(21,938)
Cash, cash equivalents and restricted cash at beginning of year	36,627	40,274	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	(375)	749	(420)
Cash, cash equivalents and restricted cash at end of year	40,274	30,226	7,868

Supplemental disclosure of cash flow information
Interest paid	(438)	(285)	(188)
Supplemental disclosure on non-cash investing and financing activities:
—Accretion of Series A Preferred Shares	(2,540)	(1,293)	—

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities
(a)	History and organization

UCLOUDLINK GROUP INC. (the “Company”) was incorporated in the Cayman Islands on 25 August 2014 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company through its consolidated subsidiaries and consolidated variable interest entities (the “VIE”) (collectively, the “Group”) is principally engaged in the provision of data connectivity services and sales of Wi-Fi terminals and data related products to enable personal and enterprise users to access mobile internet in more than 100 countries and areas. Due to the legal restrictions of the People’s Republic of China (the “PRC”) on foreign ownership of data connectivity services license required by the business model the Company had been using during the year, the Company conducts its business operations in the PRC through its VIEs.

(b)	Principal subsidiaries and VIEs

As of December 31, 2021, the details of the Company’s principal subsidiaries and VIEs were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products
Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development
Shenzhen uCloudlink Co., Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation
Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company
UCLOUDLINK (SINGAPORE) PTE.LTD	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing
UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing
Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing
UCLOUDLINK SDN.BHD	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing
uCloudlink Japan Co., Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing
Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen uCloudlink”)	PRC	14 August 2014	Consolidated VIE	100%	Holder of value-added telecommunications services license, information technology services and sales of terminals and data related products
Beijing uCloudlink New Technology Co., Ltd. (“Beijing Technology”)	PRC	15 November 2014	Consolidated VIE	100%	Information technology services and sales of terminals and data related products
PT UCLOUDLINK TECHNOLOGIES PMA	Indonesia	27 September 2018	Subsidiary	100%	Sales and marketing
UCLOUDLINK UK LIMITED	UK	24 February 2021	Subsidiary	100%	Sales and marketing

Refer to Note 2.3 for the consolidated financial information of the Company’s VIEs as of December 31, 2020 and December 31, 2021.

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

(i)	VIE agreements among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholder:

•	Exclusive Technology Support and Technology Services Agreement

Under the exclusive technology support and technology services agreement between Beijing uCloudlink and Shenzhen uCloudlink, Beijing uCloudlink has the exclusive right to provide to Shenzhen Ucloudlink technology support and technology services related to all technologies needed for its business. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Shenzhen uCloudlink to Beijing uCloudlink is determined by the revenue of Shenzhen uCloudlink less the expenditures incurred for operation and capital purpose, or at an amount subject to mutual negotiation and agreement between the parties. The term of this agreement will expire only upon the liquidation of Shenzhen uCloudlink.

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)
(i)	VIE agreements among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholders (Continued)
•	Powers of Attorney

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

Under the exclusive technology support and technology services agreement between Beijing uCloudlink and Beijing Technology, Beijing uCloudlink has the exclusive right to provide to Beijing Technology technology support and technology services related to all technologies needed for its business. Beijing uCloudlink owns the exclusive intellectual property rights created as a result of the performance of this agreement. The service fee payable by Beijing Technology to Beijing uCloudlink is determined by the revenue of Beijing Technology generated less the expenditures incurred for operation and capital purpose, or at an amount subject to mutual negotiation and agreement between the parties. The term of this agreement will expire only upon the liquidation of Beijing Technology.

•	Exclusive Business Operation Agreement

Beijing uCloudlink, Beijing Technology and the shareholders of Beijing Technology entered into exclusive business operation agreement under which Beijing Technology engages Beijing uCloudlink as its exclusive provider of technology support, business support and consulting services. Beijing Technology shall pay to Beijing uCloudlink service fees, which is determined by the revenue of Beijing Technology less the expenditures incurred for operation and capital purpose, subject to further mutual negotiation and agreement. Beijing uCloudlink shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties arising from the performance of the agreement. During the term of the agreement, Beijing Technology shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Beijing uCloudlink. The term of this agreement will expire only upon the liquidation of Beijing Technology or may be cancelled at Beijing uCloudlink’s sole discretion.

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

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately US$3.8 million, US$3.8 million and US$3.8 million, as of December 31, 2019, 2020 and 2021, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC through the VIEs, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

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

The imposition of any of these restrictions or actions may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these restrictions causes the Company to lose the right to direct the activities of the VIEs or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial statements of the VIEs. In the opinion of management, the likelihood of losing the benefits in respect of the Company’s contractual arrangements with its VIEs is remote.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)
(iii)	Risks in relation to the VIE structure (Continued)

Through the evaluation of its business plan, the Company has decided to adjust its business model in the PRC. The Company believes it will no longer require the specific certificate for offering internet access services that could fall within the scope of prohibited or restricted categories for foreign investment in the PRC. The Company is in the process of the restructuring to adjust its local business in the PRC. The Company terminated the contractual arrangements with its VIEs on March 17, 2022, including Beijing Technology and Shenzhen uCloudlink. The equity of its VIEs was transferred to Shenzhen Ucloudlink Technology Limited on the same day, and previous VIEs have become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. The Company believes the restructuring will not affect its international data connectivity services in the PRC. The Company will transform and carry out the PaaS and SaaS platform services in the PRC in cooperation with local business partners which have the required licenses to provide local data connectivity services in the PRC. The Company expects the restructuring will be completed in the third quarter of 2022.

Refer to Note 2.3 for the consolidated financial information of the Company’s VIEs as of December 31, 2019, 2020 and 2021.

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

(e)	Liquidity

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred loss from operations of US$63.0 million and US$45.9 million for the years ended December 31, 2020 and 2021 respectively and income from operations was US$5.5 million for the year ended December 31, 2019. Net cash used in operating activities was US$2.0 million and US$21.7 million for the years ended December 31, 2020 and 2021 respectively and the net cash provided by operating activities was US$5.8 million for the year ended December 31, 2019. As of December 31, 2021, the Group had cash and cash equivalents and short-term deposit of US$8.1 million, and short-term investments of US$12.6 million. The COVID-19 pandemic has negatively impacted the Group’s business operations for the years ended December 31, 2020 and 2021, and will continue to impact the Group’s results of operations and cash flows for subsequent period. Such conditions and events casted substantial doubt on the Group’s ability to continue as a going concern.

Since the fourth quarter of 2021, the Group has taken actions to improve its liquidity, including implementing certain operational cost-cutting measures and obtaining funding from certain short-term bank borrowings and issuance of convertible debentures. In January 2022, the Group completed an issuance of convertible debentures through private placement with proceeds of US$4.7 million which will mature in twelve months from the issuance date. Management plans to maintain the Group’s operation scale and expects the Group’s international data connectivity services business will gradually recover with the resumption of global travel activities, and will closely monitor and manage the Group’s capital expenditures and operating expenses based on the Group’s working capital needs and cash flow position on an ongoing basis. Based on management’s liquidity assessment, which has considered the Group’s operations at the current business scale, the latest development of COVID-19 pandemic and its continuous impact on the Group’s business operations, the available funding from short-term bank borrowings and short term investments, and the available cash and cash equivalents, the Group will be able to meet its working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. As a result, management concluded that the substantial doubt on the Group’s ability to continue as a going concern has been alleviated. Accordingly, the consolidated financial statements have been prepared on going concern basis.

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

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprises (“WFOE”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

Due to legal restrictions on foreign ownership of data connectivity services license required by the business model the Company had been using during the year, the equity interests of certain PRC domestic companies are held by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, the PRC domestic companies that are material to the Group’s businesses are Beijing Technology and Shenzhen uCloudlink.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIEs taken as a whole, which were included in the Company’s consolidated financial statements with intercompany balances and transactions eliminated between the VIEs:

	As of December 31,
	2020	2021
	(in thousands of US$)
Cash and cash equivalents	1,734	293
Accounts receivable, net	1,450	1,333
Amounts due from subsidiaries	6,663	8,067
Property and equipment and intangible assets	2,311	1,195
Others	9,399	9,602
Total assets	21,557	20,490
Short term borrowings	—	941
Amounts due to parent and subsidiaries	42,442	55,623
Accounts payable, accrued expenses and other liabilities	14,276	16,458
Contract liabilities	215	89
Others	—	18
Total liabilities	56,933	73,129
Total shareholders’ deficit	(35,376)	(52,639)

	Years ended December 31,
	2019	2020	2021
	(in thousands of US$)
Revenue (note a)	82,054	55,014	30,979
Net income/(loss) (note a)	3,160	(3,528)	(16,244)
Net cash used in operating activities (note b)	(170)	(4,933)	(6,553)
Net cash used in investing activities	(2,697)	(1,196)	(178)
Net cash generated from financing activities (note b)	3,726	2,988	5,290

Note:

(a) Revenue and net income/(loss) incurred by the VIEs are primarily from the provision of data connectivity services, as well as sales of Wi-Fi terminals and sales of data related products.

(b) The condensed financial information of the Group’s VIEs and subsidiaries of VIEs for the year ended December 31, 2019 and 2020 has been revised to reflect a reclassification adjustment on the presentation of cash flows between the Group’s VIEs and its other subsidiaries within the Group. Such cash flows were previously inappropriately presented under the operating activities of the condensed financial information of the Group’s VIEs and subsidiaries of VIEs. The condensed financial information has been revised to properly reflect the cash flows from other subsidiaries to the VIEs as financing activities amounted to US$3.9 million and US$7.7 million in FY19 and FY20, respectively. Management considered the revision is immaterial, the impact of the revision was eliminated in consolidation, and there is no impact on the previously reported consolidated financial position, results of operations or cash flows.

(c) As described in Note 10 to the consolidated financial statements, the Company sponsors share-based compensation plans in which employees, directors and officers of the Company, its subsidiaries and its VIEs are eligible to participate. The Company has reflected the full cost of the share-based compensation expenses in its operating expenses. Most of the participating employees of the plans are based in the subsidiaries and VIEs. If these expenses had been pushed down to the subsidiaries and VIEs during the periods presented, the Company's non-cash operating expenses would be lower and the VIE's non-cash operating expenses would be higher by the following amounts: FY19: nil, FY20: USD14.8 million, and USD0.4 million while subsidiaries’ non-cash operating expenses would be higher by the following amounts: FY19: USD0.2 million, FY20: USD35.8 million, and FY2021: USD4.7 million.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 22 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

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

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/(loss) during the period in which they occur.

2.6	Mezzanine equity

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.7	Revenue recognition

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.7	Revenue recognition (Continued)
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

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2019 was US$3,940 thousands. For the year ended December 31, 2019, 2020 and 2021, revenue amounting to US$3,940 thousands, US$1,925 thousands and US$889 thousands were included in the contract liabilities balance at the beginning of the respective period.
2.8	Cost of revenue

Cost of revenue consists primarily of data connectivity service costs, cost of inventory, logistics costs, depreciation and maintenance costs for equipment, payment processing fees and other related incidental expenses that are directly attributable to the Group’s principal operations.

2.9	Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel, share-based compensation, materials, general expenses and depreciation expenses associated with research and development activities.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.10	Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, share-based compensation, staff costs, sales commissions and other related incidental expenses that are incurred to conduct the Group’s sales and marketing activities.

Advertising and promotional expenses were US$5,991 thousands, US$2,695 thousands and US$2,846 thousands during the years ended December 31, 2019, 2020 and 2021, respectively.

2.11	General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, share-based compensation and those not specifically dedicated to research and development or sales and marketing activities, depreciation of property and equipment, amortization of intangible assets, legal and professional services fees, rental and other general corporate related expenses.

2.12	Share-based compensation

Share-based compensation expenses arise from share-based awards, mainly including Restricted Shares held by certain senior management (namely, Mr. Chaohui Chen, Mr. Zhiping Peng and Mr. Wen Gao), and share options and Restricted Shares awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. The Group follows ASC 718 to determine whether share option or Restricted Shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, certain senior management and directors classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group classifies the share-based awards granted to employees, certain senior management, directors and other consultants as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

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

For share options awarded to employees, directors and other consultants, the Group applies the Binominal option pricing model in determining the fair value of options granted under ASC 718. The Group has elected to account for forfeitures when they occur.

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
2.13	Other employee benefits

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended December 31, 2019, 2020 and 2021, contributions to such plan amounting to US$3,836 thousands, US$2,077 thousands and US$3,074 thousands respectively, were charged to the consolidated statements of comprehensive income/(loss).

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside of the PRC.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.14	Income taxes

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

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2019, 2020 and 2021.

2.15	Government grants

For government grants that are non-operating in nature and with no further conditions to be met, the amounts are recognized as income in other income/(expense), net. For government grants that contain certain operating conditions, the amounts are recorded as deferred government grant, and are recognized as income in other income/(expense), net when the conditions are met.

2.16	Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments (net of any incentives received from the lessor) are recognized in the consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease terms.

2.17	Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive income/(loss) includes net income/(loss) and other comprehensive income/(loss), which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net income/(loss).

2.18	Income/(loss) per share

Basic income/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income/(loss) is allocated between different classes of ordinary shares based on their participating rights. Diluted income/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares, redeemable ordinary shares and convertible bonds using the if-converted method and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.19	Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, term deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. The Group adopted ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230) for all years presented.

Restricted cash represents cash reserved in an escrow account for legal proceedings purpose (Note 23(c)), which is reported separately on the face of the consolidated balance sheets.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on the consolidated balance sheet as follows:

	December 31,	December 31,
(In thousands)	2020	2021
Cash and cash equivalents	21,989	7,868
Restricted cash	8,237	—
Total	30,226	7,868

2.20	Inventories

Inventories mainly consist of products for sales. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Write downs of US$230 thousands, US$948 thousands and US$12 thousands were recorded in cost of revenues in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2019, 2020 and 2021 respectively.

2.21	Accounts receivable, net

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

Some of the factors that the Group considers in determining whether a bad debt allowance is recorded on an individual customer are:

(i)	the customer’s past payment history and whether it fails to comply with its payment schedule;
(ii)	whether the customer is in financial difficulty due to economic or legal factors;
(iii)	a significant dispute with the customer has occurred;
(iv)	the objective evidence which indicates non-collectability of the accounts receivable.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.22	Investment in equity method investees

The equity investment represents the Group’s investment in three entities. The Group accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Group adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. When the Group’s share of loss in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee. The Group assesses its equity investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately-held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

2.23	Property and equipment

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

2.24	Intangible assets

Intangible assets mainly consist of trademark, software and licensed copyrights. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. All intangible assets of the Group are finite-lived intangible assets.

Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Trademark	10 years
Software	10 years
Licensed copyrights	10 years

2.25	Equity securities without readily determinable fair values

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.26	Impairment of long-lived assets

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

No impairment charge of long-lived assets was recorded for the years ended December 31, 2019, 2020 and 2021.

2.27	Software development costs

The Group incurred costs to research and develop relevant software that is used in its cloud SIM architecture. Costs incurred during the research phase are expensed as incurred. Costs incurred for the development of software prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.
2.28	Fair value of financial instruments

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

The Group’s financial instruments consist principally of other investments, cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities.

As of December 31, 2019, 2020 and 2021, the carrying values of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)
2.29	Other investments

The Group’s other investments consist of investment funds of which underlying assets are debt securities and equity securities. These investment funds are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the consolidated statements of comprehensive income/(loss).

3.	Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. If a leasee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and allows the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. In June 2020, the FASB issued ASU No. 2020-05, “Leases (Topic 842): Effective Dates for Certain Entities”, to update the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the leases standards. The ASU is effective for reporting periods beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Group will adopt the new standard effective January 1, 2022 on a modified retrospective basis and will not restate comparative periods. The Group estimate approximately USD1.6 million would be recognized as total right-of-use assets and total lease liabilities on its consolidated balance sheet as of January 1, 2022

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The new guidance amended guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For available for sale debt securities, credit losses will be presented as an allowance rather than as a write-down. This standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for all entities. In November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Group is currently assessing the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The ASU is effective for fiscal years, beginning after December 15,2021 and interim periods within fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company has finalized its analysis and does not expect this ASU to have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard and does not expect this ASU to have a material impact on the consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

3.	Recent accounting pronouncements (Continued)

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

5.	Revenues

	Years ended December 31,
(In thousands)	2019	2020	2021
Revenues from services
—Data connectivity services	80,537	39,956	26,430
International data connectivity services	77,974	30,798	21,672
Local data connectivity services	2,563	9,158	4,758
—PaaS and SaaS services	9,135	5,717	10,770
—Others	1,438	477	598
	91,110	46,150	37,798
Sales of products
—Sales of terminals	54,880	32,597	27,408
—Sales of data related products	11,955	10,194	5,843
—Others	436	628	2,775
	67,271	43,419	36,026
Total	158,381	89,569	73,824

In the following table, revenue is geographically disaggregated according to the locations of the customers.

	Years ended December 31,
(In thousands)	2019	2020	2021
Japan	57,695	47,565	35,883
North America	15,254	23,513	24,183
Southeast Asia	8,442	2,495	4,173
Mainland China	50,862	9,631	3,842
Hong Kong SAR	14,664	2,771	2,199
Europe	3,972	1,706	1,845
Others	2,339	1,253	1,457
Taiwan	5,153	635	242
Total	158,381	89,569	73,824

6.	Other income/(expense), net

	Years ended December 31,
(In thousands)	2019	2020	2021
Foreign exchange losses, net	(1,893)	(153)	(1,106)
Government grants (note)	1,662	2,283	1,012
Gains on disposal of property and equipment, net	339	375	94
Fair value gains/(losses) on other investments	—	4,909	(12,363)
Others	182	140	487
Total	290	7,554	(11,876)

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)
(a)	Income taxes (Continued)

(ii)	PRC (Continued)

The Group’s income/(loss) before income taxes consisted of:

	Years ended December 31,
(In thousands)	2019	2020	2021
Non-PRC	(416)	(54,627)	(28,212)
PRC	5,680	(8,603)	(17,872)
Total	5,264	(63,230)	(46,084)

(iii)	Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to profits tax rate of 16.5% on taxable income.

The reconciliations of the income tax expenses for the years ended December 31, 2019, 2020 and 2021 were as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Income/(loss) before income tax	5,264	(63,230)	(46,084)
Income tax computed at statutory PRC income tax rate (25%)(i)	1,316	(15,808)	(11,521)
Differential income tax rates applicable to certain entities comprising the Group	120	13,121	4,061
Effect of tax holiday	(569)	824	1,786
Permanent differences(ii)	136	451	1,826
Change in valuation allowance	322	2,735	5,405
Accelerated deductions on research and development expenses(iii)	(1,268)	(1,138)	(1,313)
Income tax expenses	57	185	244

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.
(ii)	Permanent differences primarily represent non-deductible expenses.
(iii)

This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC. This tax incentive enables those subsidiaries to claim an additional tax deduction amounting to 75% of the qualified research and development expenses incurred.

The per share effect of the tax holidays are as follows:

	Years ended December 31,
(In thousands)	2019	2020	2021
Effect of tax holiday	(569)	824	1,786
Per share effect – basic and diluted	0.00	(0.00)	(0.01)

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)
(b)	Deferred tax assets (Continued)

	Years ended December 31,
(In thousands)	2019	2020	2021
Deferred tax assets
Net operating loss carryforwards	6,991	9,416	14,808
Accrued expenses and others	104	414	427
Less: valuation allowance	(7,095)	(9,830)	(15,235)
Net deferred tax assets	—	—	—

Movement of valuation allowance

	Years ended December 31,
(In thousands)	2019	2020	2021
Balance at beginning of the year	6,773	7,095	9,830
Change of valuation allowance	322	2,735	5,405
Balance at end of the year	7,095	9,830	15,235

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2019, 2020 and 2021, as management is not able to conclude that the future realization of those net operating loss carries forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2019, 2020 and 2021, the Group had net operating loss carryforwards of approximately US$45,712 thousands and US$61,257 thousands and US$100,986 thousands respectively, which arose from the subsidiaries and VIE established in Hong Kong and PRC. As of December 31, 2019, 2020 and 2021, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2021, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2026 to 2030, if unused.

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

8.	Ordinary shares
(i)	Prior to May 19, 2019, the authorized share of the Company was US$50,000 divided into 50,000,000 shares of par value US$0.001.

On May 19, 2019, the Board of Directors of the Company passed the resolution that all of the Company’s ordinary shares and preferred shares were subdivided into 20 shares with a par value of US$0.00005 each. The par value of ordinary shares and preferred shares and related disclosure have been recast to reflect the US$0.00005 par value for all periods presented in the consolidated financial statements. As of December 31, 2019, the Company has 232,451,900 ordinary shares (including 162,897,778 vested restricted shares) outstanding (2020: nil; 2021: nil).

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

(a) The Group will adopt a dual-class share structure, consisting of Class A ordinary shares and Class B ordinary shares, which will become effective immediately prior to the completion of the Company’s IPO.

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

(b) Immediately prior to the completion of the IPO, the authorized share capital will be increased from US$50,000 divided into 1,000,000,000 shares of par value of US$0.00005 each, to US$100,000 divided into 2,000,000,000 shares of par value of US$0.00005 each.

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
(xiii)

During year ended December 31, 2021, 1,919,760 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options and 3,000,000 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Redeemable and convertible shares (Continued)

The activities of Series A Preferred Shares included in mezzanine equity for the years ended December 31, 2020 and 2021 are as follows:

(In thousands)	Series A Preferred Shares
Balance as of December 31, 2019	22,977
Accretion	1,293
Conversion and redesignation of Preferred Shares	(24,270)
Balance as of December 31,2020 and 2021	—

10.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

	Years ended December 31,
Share-based compensation expenses (In thousands)	2019	2020	2021
—Restricted Shares (a)	169	—	5,573
—Share options(b)	—	50,607	3,184
Total	169	50,607	8,757

(a)	Restricted Shares

As described in note 8(ii), all ordinary shares of the Company held by certain senior management were subject to a vesting period of 5 years from January 2015 (which was shortened to 4 years on September 22, 2016).

As described in note 10(b), in July 2019, the shareholders and board of directors of the Company approved the 2019 Share Incentive Plan (“the 2019 Plan”). On January 27, 2021, February 26, 2021, and July 1, 2021, the Company granted 2,717,500, 3,304,000 and 239,600 restricted share units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan.

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

A summary of the Restricted Shares activity for the years ended December 31, 2019, 2020 and 2021 is presented below:

(Number of shares)	Number of Restricted Shares
Outstanding as of January 1, 2019	3,702,222
Vested	(3,702,222)
Outstanding as of December 31, 2019, 2020	—
Granted	6,261,100
Forfeited	(345,000)
Vested	(3,000,000)
Outstanding as of December 31, 2021	2,916,100

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(b)	Share options

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

In July 2019, the shareholders and board of directors of the Company also approved the 2019 Plan. Under the 2019 Plan, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year.

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

On July 1, 2021, the Company granted 680,000 share options respectively to its employees pursuant to the Revised 2018 Plan.

On October 31, 2021 the Company granted 140,000 share options to other consultant pursuant to the 2019 Plan.

These options were granted with exercise prices denominated in US$. The grantees can exercise vested options after the commencement date of exercise and before the end of its contractual term (i.e., 6 years after the commencement date of exercise).

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized by graded vesting method.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)
(b)	Share options (Continued)

A summary of the changes in the share options granted by the Company during the year ended December 31, 2019, 2020 and 2021 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2019	12,187,420	$0.51	$37,604,315
Granted	5,414,300	$0.54	$15,919,687
Forfeited	(205,980)	$0.50	$(572,154)
Outstanding as of December 31, 2019	17,395,740	$0.52	$52,951,848
Exercisable as of December 31, 2019	—	—	—
Granted	6,163,017	$0.55	$7,668,544
Forfeited	(683,280)	$0.67	$(1,733,224)
Exercised	(576,720)	$0.50	$(1,804,198)
Outstanding as of December 31, 2020	22,298,757	$0.54	$57,082,970
Exercisable as of December 31, 2020	—	$—	$—
Granted	820,000	$0.68	$171,820
Forfeited	(1,973,636)	$0.56	$(3,388,792)
Exercised	(1,919,760)	$0.52	$(5,939,067)
Outstanding as of December 31, 2021	19,225,361	$0.54	$47,926,931
Exercisable as of December 31, 2021	13,478,069	$0.55	$38,703,590

The Group calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the year ended December 31, 2019, 2020 and 2021 is summarized in the following table:

	Years ended December 31,
(In thousands)	2019	2020	2021
Risk-free interest rate(i)	1.53%	0.33%-0.88%	1.22%-1.52%
Expected dividend yield(ii)	0.00%	0.00%	0.00%
Expected volatility(iii)	36.88%	37.94%-40.07%	35.01%-36.00%
Grant date fair value	$3.48	$0.98-$1.93	$0.06-$0.65

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.
(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.
(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of December 31, 2021, the unrecognized share-based compensation expenses related to share options and restricted share units granted by Company were US$3,932 thousands and US$1,130 thousands respectively.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

11.	Income/(loss) per share

Basic and diluted net income/(loss) per share for each of the year presented were calculated as follows:

	Years ended December 31,
(In thousands of US$ except share data and per share data)	2019	2020	2021
Numerator:
Net income/(loss)	5,207	(63,415)	(46,041)
Add: Accretion of Series A Preferred Shares	(2,540)	(1,293)	—
Income allocation to participating preferred shareholders	(296)	—	—
Net income/(loss) attributable to ordinary shareholders of the Company for computing basic and diluted net income/(loss) per share	2,371	(64,708)	(46,041)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted net income/(loss) per share	232,178,037	259,852,204	285,979,036
Basic and diluted net income/(loss) per ordinary share	0.01	(0.25)	(0.16)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years ended December 31,
	2019	2020	2021
Convertible Redeemable Preferred Shares	29,000,000	—	—
Restricted Shares	—	—	2,916,100
Share options awards	17,395,740	22,298,757	19,225,361
Total	46,395,740	22,298,757	22,141,461

12.	Cash and cash equivalents and short-term deposit

Cash and cash equivalents represent cash on hand, cash held at bank, and term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Short-term deposit represents term deposit placed with bank with original maturity more than three months but less than one year. The Group had US$196 thousands of short-term deposit as of December 31, 2021, with an original maturity of 12 months denominated in HKD.

Cash on hand and cash held at bank balance and short-term deposit as of December 31, 2020 and 2021 primarily consist of the following currencies:

	December 31, 2020		December 31, 2021
(In thousands)	Original currency	US$ equivalent	Original currency	US$ equivalent
US$	4,259	4,259	3,195	3,195
RMB	59,912	9,182	13,433	2,107
HKD	8,236	1,062	5,791	743
Others		7,682		2,019
Total		22,185		8,064

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

13.	Accounts receivable, net

(In thousands)	December 31, 2020	December 31, 2021
Accounts receivable	10,034	18,273
Less: Allowance for doubtful accounts	(3,289)	(3,350)
Accounts receivable, net	6,745	14,923

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2019	December 31, 2020	December 31, 2021
Balance at beginning of the year	473	495	3,289
Additions	74	2,785	67
Reversal	(30)	—	(22)
Write-off	(20)	—	—
Exchange difference	(2)	9	16
Balance at end of the year	495	3,289	3,350

14.	Inventories

(In thousands)	December 31, 2020	December 31, 2021
Raw materials	4,342	4,395
Finished goods	2,141	2,390
Less: write-down of obsolete inventories	(636)	(652)
Total inventories	5,847	6,133

15.	Prepayments and other assets

(In thousands)	December 31, 2020	December 31, 2021
Prepayments	5,119	3,859
Deposits	2,344	1,389
Export tax receivable	507	744
VAT recoverable	118	729
Others	1,505	814
Total of prepayments and other assets	9,593	7,535

(In thousands)	December 31, 2020	December 31, 2021
Current	7,477	6,225
Non-current	2,116	1,310
Total of prepayments and other assets	9,593	7,535

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

16.	Long-term investments

In October 2018, the Company made an equity investment in a privately-held company, Maya System, Inc. (the “Maya”), which provides cloud SIM related services in Japan, including sale of products and maintenance. The Company acquired 49.00% equity interest of Maya with total consideration of JPY49,000 thousands. The Group classified Maya as an equity method investment as it has significant influence over Maya. The consideration was mainly attributed to trademark, customer relationship and goodwill. As of December 2020 and 2021, the share of loss from Maya exceeded the total investment cost. As the Company is not required to fund losses, the balance was written down to zero.

In April 2019 and September 2020, the Company made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company(the“Huaxiang”). The Company held 10% equity interest of the Huaxiang with total consideration of RMB 8,521 thousand. The Company exercises significant influence in the Huaxiang and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of profit of nil and USD 287 thousands during the year ended December 31, 2020 and 2021.

In January 2021, the Company acquired 31.25% of the equity interests of iQsim S.A., which is a provider of open virtual SIM (“VSIM”) platform and VSIM-enabled mobile devices based in France, with total consideration of EUR200 thousands. The Company exercises significant influence in iQsim S.A and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of profit of USD 0.2 thousand during the year ended December 31, 2021.

17.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2020	December 31, 2021
Computers	850	672
Server & switch	1,276	1,382
Office equipment	1,442	1,685
Wi-Fi terminals for data connectivity services	11,863	9,632
Leasehold improvement	555	589
Total original costs	15,986	13,960
Less: accumulated depreciation	(12,957)	(12,164)
Net book value	3,029	1,796

Depreciation expenses recognized for the years ended December 31, 2019, 2020 and 2021 were US$2,954 thousands, US$2,174 thousands and US$2,022 thousands, respectively.
18.	Intangible assets, net

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2020
Purchased software	1,089	(203)	886
Trademarks	121	(62)	59
Licensed copyrights	179	(85)	94
Intangible assets	1,389	(350)	1,039

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

18.	Intangible assets, net (Continued)

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2021
Purchased software	1,206	(322)	884
Trademarks	124	(76)	48
Licensed copyrights	181	(104)	77
Intangible assets	1,511	(502)	1,009

Amortization expenses recognized for the years ended December 31, 2019, 2020 and 2021 were US$90 thousands, US$94 thousands and US$143 thousands, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Year	(In thousands)
2022	151
2023	151
2024	151
2025	151
2026	151
Thereafter	254
Total	1,009

19.	Other investments

(In thousands)	December 31, 2020	December 31, 2021
Current(i)	19,185	12,587
Non-current(ii)	17,824	12,058
Total	37,009	24,645

Note:

(i)

In June 2020, the Group made an investment in an investment fund for a cash consideration of US$15,000 thousands, for which the underlying assets were mainly comprised of debt securities and equity securities. It is redeemable at the option of the Group with one-month notice. There was a fair value gain of US$4,185 thousands for the year ended December 31, 2020 and a fair value loss of US$6,598 thousands for the year ended December 31, 2021.

(ii)

In June 2020, the Group made an investment in an investment fund for a cash consideration of US$17,100 thousands, for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures, for a period of 3 years. There was a fair value gain of US$724 thousands for the year ended December 31,2020 and a fair value loss of US$5,766 thousands for the year ended December 31, 2021.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

20.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2020	December 31, 2021
Accounts payable to suppliers	8,701	12,986
Accrued bonus and staff costs	18,272	20,742
Other deposits	1,788	1,793
Other taxes payable (note)	934	881
Accrued professional fees	3,169	3,007
Accrued marketing expenses	342	75
Others	1,237	1,082
Total	34,443	40,566

Note:

Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

21.	Short-term borrowings

(In thousands)	December 31, 2020	December 31, 2021
Current
Bank borrowings(i)	3,704	3,177

Note:

(i) The Group’s short-term bank borrowings are primarily used for working capital and business development purposes and bear interest rate of 1.60% ~ 5.22% (2020: 1.90% ~ 5.22%) per annum, with a weighted average interest rate of 3.67% (2020: 4.58%) per annum.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

22.	Related party transactions
(a)	Related parties

As of December 31, 2021, the name and relationship with material related parties are as follows:

Related Party	Relationship with the Company
Maya	Equity method investee of the Company
Beijing Huaxianglianxin Technology Company	Equity method investee of the Company
iQsim S.A.	Equity method investee of the Company

(b)	During the years ended December 31, 2019, 2020 and 2021, other than disclosed elsewhere, the Company had the following material related party transactions:

	Years ended December 31,
(In thousands)	2019	2020	2021
Revenue from provision of data connectivity services, PaaS and SaaS services and sales of terminals and data related products:
Maya	4,419	8,010	9,370
Beijing Huaxianglianxin Technology Company	—	—	984
Purchase of data connectivity service:
Maya	—	47	26
Beijing Huaxianglianxin Technology Company	—	—	87

(c)	The Company had the following related parties balances as December 31, 2020 and December 31, 2021:

(In thousands)	December 31, 2020	December 31, 2021
Deposits received from related parties:
Maya	1,498	1,417
Contract liability:
Maya	—	18
Amounts payable to related parties:
Maya	5	—
Beijing Huaxianglianxin Technology Company	—	18
Amounts receivable from related parties:
Maya	2,264	1,108
Beijing Huaxianglianxin Technology Company	—	45

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

23.	Commitments and contingencies
(a)	Operating lease commitments

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

Year	(In thousands)
2022	1,080
2023	243
2024	21
2025	—
2026	—
Total	1,344

For the years ended December 31, 2019, 2020 and 2021, the Group incurred rental expenses under operating leases US$3,276 thousands, US$1,687 thousands and US$1,539 thousands, respectively.

(b)	Purchase commitment for purchase of data

As of December 31, 2021, the Group has future minimum purchase commitment related to the purchase of data of US$1,456 thousands and US$118 thousands within the remainder of 2022 and 2023, respectively.

(c)	Contingencies

In June 2018, HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd., two wholly-owned subsidiaries of the Company, were named as defendants in a complaint filed by SIMO Holding Inc. (“SIMO”) in the United States District Court for the Southern District of New York (the “New York Court”), alleging patent infringements. The trial judge of the New York Court delivered a judgement in June 2019 approving total compensatory and enhanced damages of US$2.8 million. Subsequently, the plaintiff and the Company filed post-trial motions in connection with which the plaintiff filed motions for supplemental damages to increase the damages to US$8.5 million. On August 28, 2019, the New York Court resolved in an order which denied the Company’s motions for judgment as a matter of law and for a new trial as well as plaintiff’s motion for request for attorney’s fees. The New York Court granted plaintiff’s motion for permanent injunction, effective on September 1, 2019, to enjoin the Company from selling, offering to sell, importing, or enabling the use of three models of portable Wi-Fi terminals and one model of GlocalMe World Phone that the New York Court believes infringed upon SIMO’s patent in the United States. In October 2019, the New York Court amended the total damages to US$8.2 million to include pre-judgment interest on the awards and supplemental damages for certain sales occurring between January 1, 2019 and August 1, 2019, and certain sales occurring overseas for devices that had previously been sold within the United States between August 13, 2018 and August 31, 2019. The Group upgraded the allegedly infringing products by pushing a redesigned software update to the devices, which the New York Court concluded that the upgraded devices are no longer infringing. On December 9, 2019, the New York Court lifted the injunction against the upgraded devices and concluded that they were not infringing. In the meantime, the Group has appealed against the New York Court’s original ruling in the United States Court of Appeals for the Federal Circuit (“Federal Circuit”) and has put a sum equal to the above-mentioned damages amount in an escrow account (Note 2.19) in January 2020. On May 1, 2020, the Group filed a declaratory judgment lawsuit in the New York Court against SIMO to obtain a declaration that its redesigned products are no longer infringing and SIMO filed counterclaims. The purpose of the new case is to have the New York Court re-issue the previous conclusion as a declaratory judgment so that it is enforceable to block SIMO from accusing its redesigned products of infringing in the future. On January 5, 2021, the Federal Circuit reversed the decision by the New York Court and held that the Group were entitled to summary judgement of noninfringement. On 4 February 2021, SIMO filed a petition for panel rehearing and it was denied by the Federal Circuit on March 11, 2021. On March 29, 2021, the escrowed funds of US$8.2 million have been fully released and refunded to the Company. On April 8, 2021, the above-mentioned permanent injunction against the Group’s products was dissolved by the New York Court.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

23.	Commitments and contingencies (Continued)
(c)	Contingencies (Continued)

In January 2020, the Group became aware that SIMO is alleging patent infringement and trade secret misappropriation against the Group in the United States District Court for the Eastern District of Texas (“Texas Court”). The patent infringement claim was based on patent No. 9,736,689, which was the same patent the Federal Circuit addressed in its decision reversing a judgment of infringement from the New York Court. The trade secret allegations were the same as allegations SIMO previously made in a case between the parties in the United States District Court for the Northern District of California. Those allegations were dismissed from case in California with prejudice.  The Group moved to transfer the patent infringement claim to the New York Court and to dismiss or transfer the claims for trade secret misappropriation to the United States for the Norther District of California.  On November 24, 2020, the Texas Court denied both motions. Subsequently, SIMO dropped their patent infringement claim at the Texas Court on April 6, 2021. In response to the Texas Court’s ruling denying transfer of trade secret claims, the Group appealed to the United States Court of Appeals for the Fifth Circuit on April 16, 2021, which was denied by the Court on May 31, 2021. On July 15, 2021, the Texas Court held a scheduling conference for evidence exchanges. On July 27, 2021, SIMO and the Group participated in a settlement conference, with further settlement discussion held on July 30, 2021. On August 30, 2021, the Group and SIMO and their respective affiliates entered into a settlement agreement and had filed joint motion to the Texas Court for the dismissal of the case. On September 3, 2021, the Texas Court dismissed the trade secret case initiated by SIMO.

In August 2018, two affiliates of SIMO, namely Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd., jointly filed a complaint against Shenzhen uCloudlink Network Technology Co., Ltd. in Guangzhou Intellectual Property Court in the PRC alleging patent infringements and claimed damages up to RMB10.5 million (equivalent to US$1.6 million). The Group has filed an invalidation petition against their alleged patent in Patent Reexamination Board of National Intellectual Property Administration in the PRC. On July 16, 2019, the Patent Reexamination Board of National Intellectual Property Administration issued a reexamination decision which invalidated the plaintiffs’ alleged patent in its entirety with respect to the patent infringement allegation. The first hearing of this lawsuit was held on May 13, 2019. The plaintiffs applied to withdraw the lawsuit, which has been approved on August 14, 2019. In October 2019, Shenzhen Sibowei’ersi Technology Co., Ltd. filed a complaint against the National Intellectual Property Administration in Beijing Intellectual Property Court in PRC petitioning the withdrawal of the foregoing reexamination decision of invalidity and reach of a new reexamination decision. In December 2020, the Beijing Intellectual Property Court entered its judgment which upheld National Intellectual Property Administration’s invalidation decision. Sibowei’ersi Technology Co., Ltd. has appealed against such judgment. On November 2, 2021, the Supreme People's Court held an online hearing of the case, and the Group is awaiting for the ruling of the second instance as well as the court’s further notice.

In June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against one of the Group’s employees, one of the Group’s officers, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink Network Technology Co., Ltd. in the Intermediate People’s Court of Shenzhen alleging trade secret misappropriation and claimed damage of approximately US$14 million and cessation of misappropriation. The Court denied the Group’s motion to transfer the lawsuit from the Intermediate People’s Court of Shenzhen to the Higher People’s Court of Guangdong and the Group has appealed for jurisdiction objection on September 17, 2019. On May 8, 2020, the Supreme People’s Court ruled against the Group’s appeal and such lawsuit was heard by the Intermediate People’s Court of Shenzhen. The Intermediate People’s Court of Shenzhen has organized three pre-trial conferences in October 2020, December 2020, and January 2021 for exchanging evidence and confirming judicial appraisal results. Further conference for evidence exchange has been held on March 31, 2021 at China Industrial Cyber Security Development and Research Centre. On September 3, 2021, Shenzhen Skyroam Technology Co., Ltd. applied to withdraw the trade secret misappropriation claim in the Intermediate People’s Court of Shenzhen. On September 6, 2021, the Intermediate People’s Court of Shenzhen dismissed the trade secret misappropriation claim.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

23.	Commitments and contingencies (Continued)
(c)	Contingencies (Continued)

Also, in June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against the Shenzhen Ucloudlink Technology Limited in the Intermediate People’s Court of Shenzhen regarding a patent ownership dispute. The plaintiff claimed damages of approximately US$21,000. The exchange of evidence was held in August 2019 and the Group has applied to suspend the lawsuit on October 15, 2019. The Group further received the court’s summons on November 7, 2019 and the evidentiary hearing of this lawsuit was held on January 6, 2020. In September 2021, Shenzhen Skyroam Technology Co,. Ltd. applied to withdraw the patent ownership claim in the Intermediate People’s Court of Shenzhen. On September 6, 2021, the Intermediate People’s Court of Shenzhen dismissed the patent ownership dispute case initiated by Skyroam. In July 2019, Shenzhen Skyroam Technology Co., Ltd. filed another complaint in the Intermediate People’s Court of Shenzhen against the Shenzhen Ucloudlink Technology Limited relating to patent ownership and the plaintiff claimed damages of approximately US$21,000. The Group objected on jurisdictional ground in October 2019 and the court ruled against the Group. The Group’s appeal for jurisdiction objection has been denied. On 31 March 2021, the first hearing was held by Intermediate People’s Court of Shenzhen. In September 2021, Shenzhen Skyroam Technology Co., Ltd. applied to withdraw the patent ownership claim in the Intermediate People’s Court of Shenzhen. On September 26, 2021, the Intermediate People’s Court of Shenzhen dismissed the patent ownership claim.

The Group believes the aforementioned allegations are without merit and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable or is unable to estimate the amount or the range of the possible loss. Therefore, no accrual has been recorded by the Group as of December 31, 2021 in respect of these proceedings.
24.	Restricted net assets

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2019, 2020 and 2021, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2021, total restricted net assets were US$49,219 thousands.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2021 and the condensed financial information of the Company are required to be presented (See Note 27).

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

25.	Impact of COVID-19

Following the COVID-19 outbreak since early 2020, a series of precautionary and control measures have been implemented by the Chinese government, including but not limited to extending the Chinese New Year holiday, quarantine measures and travel restrictions. These measures have resulted in drop in outbound travelers from China and mainly impacted the Group’s Roamingman business.

The COVID-19 pandemic has led governments and other authorities around the world to impose measures intended to control its spread, including restrictions on freedom of movement, gatherings of large numbers of people, and business operations such as travel bans, border closings, business closures, quarantines, shelter-in-place orders and social distancing measures. These measures have caused a severe decline in the level of business and leisure travel around the globe. This has resulted in the reduction in demands for the Group’s international data connectivity services.

The net cash used in operating activities of the Group was US$21,738 thousands for the year ended December 31, 2021. The Group anticipates that a reduction in revenue will result in reduction in cash flow generated from operations. The Group will evaluate its financial and cash flow positions from time to time and intend to mitigate liquidity risk by implementing operational measures such as costs cutting and reducing investment in capital expenditures. The extent of the impact of the COVID-19 on the Group’s operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for travel, all of which are highly uncertain and beyond the control of the Group.
26.	Subsequent Events
(a)	Issuance of convertible debentures

On January 2022, the Company entered into definitive agreements with YA II PN, Ltd., an independent third party who is a limited partnership managed by Yorkville Advisor Global (the “Purchaser”), pursuant to which the Company issued and sold convertible debentures in a principal amount of US$5.0 million to the Purchaser at a purchase price equal to 95% of the principal amount through private placement.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

26.	Subsequent Events (Continued)
(a)	Issuance of convertible debentures (Continued)

The convertible debentures issued to the Purchaser bear interest at a rate of 5% per annum. The convertible debentures will be matured upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date.

Subject to and upon compliance with the terms of the convertible debentures, the Purchaser has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, the Company will deliver to the Purchaser the Company’s Class A ordinary shares, par value US$0.00005 per share which may be represented by ADSs. The conversion price shall be the lower of (i) US$3.50 per ADS, or (ii) 85% of a reference price benchmarked against the trading price of the Company’s ADSs. In addition, the Company will also issue to the Purchaser 1,000,000 Ordinary Shares as commitment fee at closing.

(b)	Change in corporate structure

Through the evaluation of its business plan, the Company has decided to adjust its business model in the PRC. The Company believes it will no longer require the specific certificate for offering internet access services that could fall within the scope of prohibited or restricted categories for foreign investment in the PRC. The Company is in the process of the restructuring to adjust its local business in the PRC. The Company terminated the contractual arrangements with its VIEs on March 17, 2022, including Beijing Technology and Shenzhen uCloudlink. The equity of its VIEs was transferred to Shenzhen Ucloudlink Technology Limited on the same day, and previous VIEs have become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. The Company believes the restructuring will not affect its international data connectivity services in the PRC. The Company will transform and carry out the PaaS and SaaS platform services in the PRC in cooperation with local business partners which have the required licenses to provide local data connectivity services in the PRC. The Company expects the restructuring will be completed in the third quarter of 2022.

In February 2022, the Company established Shenzhen Yulian Cloud Technology Co., Ltd. under Shenzhen uCloudlink to facilitate its business development in the PRC.

27.	Additional information: condensed financial statements of the Company

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2021.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

27.	Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income/(loss) of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2019	2020	2021
Operating expenses	(1,299)	(50,638)	(10,399)
Loss before income tax	(1,495)	(50,925)	(10,266)
Income/(loss) from subsidiaries and former VIEs	6,702	(12,490)	(35,775)
Net income/(loss)	5,207	(63,415)	(46,041)

Condensed balance sheets of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2020	2021
Cash and cash equivalents	3,332	133
Amounts due from subsidiaries and former VIEs (note a)	123,337	126,536
Others	358	8
Total assets	127,027	126,677

Accounts payable, accrued expenses and other liabilities	1,078	1,188
Deficit in subsidiaries and former VIEs	65,346	101,138
Others	321	262
Amounts due to subsidiaries and former VIEs (note a)	3,888	3,997
Total liabilities	70,633	106,585
Total shareholders’ (deficit)/equity	56,394	20,092

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

27.	Additional information: condensed financial statements of the Company (Continued)

Condensed statement of cash flows of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2019	2020	2021
Cash flows from operating activities
Net cash used in operating activities (note a)	(572)	(1,514)	(1,483)
Cash flows from investing activities
Intercompany fund transfers	(4,712)	(38,598)	(3,000)
Net cash used in investing activities (note a)	(4,712)	(38,598)	(3,000)
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	—	29,904	—
Proceeds from exercise of share options	—	—	1,284
Net cash generated from financing activities	—	29,904	1,284
Decrease in cash, cash equivalents and restricted cash	(5,284)	(10,208)	(3,199)
Cash, cash equivalents and restricted cash at beginning of year	18,824	13,540	3,332
Cash, cash equivalents and restricted cash at end of year	13,540	3,332	133

Note (a):

The condensed financial information of the Company for the year ended December 31, 2019 and 2020 has been revised to (i) reflect a reclassification adjustment on the presentation of cash flows between the Company and its subsidiaries within the Group. Such cash flows were previously inappropriately presented under the operating activities of the condensed financial information of the Company. The condensed financial information has been revised to properly reflect the cash flows from the Company to its subsidiaries as the investing activities amounted to US$4.7 million and US$38.6 million in FY19 and FY20, respectively; and (ii) reflect a reclassification adjustment on the presentation of the amount due from entities within the Group from current to non-current in nature amounted to US$123.3 million in FY20 and the amount due to entities within the Group from current to non-current in nature amounted to US$3.9 million in FY20. Management considered the revision is immaterial, the impact of the revision was eliminated in consolidation, and there is no impact on the previously reported consolidated financial position, results of operations or cash flows.