Form 20-F
period 2022-12-31
uCloudlink Group Inc.
filed 2023-03-29
CIK 1775898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________

For the transition period from ____________ to ____________

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

246,686,120 Class A ordinary shares (excluding the 2,736,340 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans) and 122,072,980 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;

●	“average daily active terminals” are to the average number of terminals connected to our platform per day during a certain period;

●	“average daily data usage per active terminal” are to the average volume of data consumed by each daily active terminal on our platform per day during a certain period;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00005 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00005 per share;

●	“PaaS” are to Platform-as-a-Service;

●	“RMB” and “Renminbi” are to the legal currency of mainland China;

●	“SaaS” are to Software-as-a-Service;

●	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00005 per share;

●	“terminals” are to our portable Wi-Fi devices providing mobile data connectivity services, and smartphones and other smart hardware with our GlocalMe Inside app installed that are serviced by us or our business partners;

●	“uCloudlink” are to UCLOUDLINK GROUP INC.;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“former VIEs” are to the former variable interest entities, which are Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd.;

●	“Restructuring” refers to a series of restructuring transactions to unwind the historical contractual agreements with the former VIEs and adjust our local business in mainland China; and

●	“we,” “us,” “our company” and “our” are to UCLOUDLINK GROUP INC., our Cayman Islands holding company, and its subsidiaries, and, when describing our operations and consolidated financial information, also including the former VIEs in mainland China and their subsidiaries.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the mobile data connectivity service industry;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our customers, suppliers and business partners;

●	competition in our industry;

●	our proposed use of proceeds; and

●	relevant government policies and regulations relating to our industry and our geographic markets.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Former Variable Interest Entities

UCLOUDLINK GROUP INC is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries, including but not limited to the former VIEs based in mainland China. The laws and regulations of mainland China restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we used to operate these businesses in mainland China through Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd., which we refer to as the former VIEs in this annual report. There were contractual arrangements among our mainland China subsidiaries, the former VIEs and their nominee shareholders, which were terminated on March 17, 2022 as we continued to adjust our business model in mainland China and proceed the Restructuring. Revenues contributed by the former VIEs accounted for 8%, 5% and 2% of our total revenues for the years of 2020, 2021 and 2022, respectively. As used in this annual report, “uCloudlink” refers to UCLOUDLINK GROUP INC., and “we,” “us,” “our company,” or “our” refers to UCLOUDLINK GROUP INC. and its subsidiaries, and, when describing our operations and consolidated financial information, also includes the former VIEs and their subsidiaries in mainland China. Investors in our ADSs are not purchasing equity interest in the former VIEs in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

We, through Beijing uCloudlink Technology Co., Ltd., were subject to a series of contractual arrangements with the former VIEs and the nominee shareholders of the former VIEs from January 2015 to March 2022. During the effective period of these contractual arrangements, these contractual arrangements enabled us to: (i) receive the economic benefits that could potentially be significant to the former VIEs in consideration for the services provided by our subsidiaries; (ii) exercise effective control over the former VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by the laws of mainland China.

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders would be disposed pursuant to the contractual agreements with Beijing uCloudlink. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the former VIEs for accounting purposes because of these contractual arrangements for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2020, 2021 and 2022 in this annual report.

As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China, which we believe will no longer require specific certificate for offering internet access services that could fall within the scope of prohibited or restricted categories for foreign investment in mainland China. As a result, the contractual arrangements with the former variable interest entities, or the former VIEs and their shareholders are no longer necessary. Therefore, we initiated the Restructuring to adjust our local business in mainland China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited.

On March 17, 2022, Beijing uCloudlink, the former VIEs, the nominee shareholders of the former VIEs and the spouses of the shareholders of Beijing Technology entered into termination agreements respectively, to terminate these contractual arrangements. Beijing uCloudlink issued a confirmation letter to designate Shenzhen Ucloudlink Technology Limited, or Shenzhen Technology, to exercise the exclusive option right to purchase all equity interests of Beijing Technology from its shareholders according to the abovementioned option agreement. Accordingly, Shenzhen Technology entered into an equity interest transfer agreement with the shareholders of Beijing Technology, and was registered as the sole shareholder of Beijing Technology since March 17, 2022. All contractual arrangements were terminated since then. We believe that the Restructuring did not affect our uCloudlink 1.0 international data connectivity services in mainland China. After the Restructuring, we now carry out the PaaS and SaaS platform services in mainland China, which were the primary business operated by the former VIEs, in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in mainland China. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

However, our historical contractual arrangements might not be as effective as direct ownership in providing us with control over the former VIEs and the termination of these agreements may incur additional costs. There were and may also be substantial uncertainties regarding the interpretation and application of current and future laws, regulations and rules of mainland China regarding the status of the rights of our Cayman Islands holding company with respect to our historical contractual arrangements with the former VIEs and its shareholders. It is uncertain whether any new laws or regulations of mainland China relating to former VIEs structures will be adopted or if adopted, what they would provide. If we or any of the former VIEs is found to be in violation of any existing or future laws or regulations of mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

Our historical corporate structure is subject to risks associated with our contractual arrangements with the former VIEs. If the PRC government deems that our historical contractual arrangements with the former VIEs do not comply with regulatory restrictions on foreign investment in the relevant industries in mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries and former VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial performance of the former VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. A significant portion of our business operations are conducted in mainland China, and we are subject to complex and evolving laws and regulations of mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. This may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in mainland China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our previous auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We have conducted our business in mainland China primarily through our subsidiaries and former VIEs in mainland China. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, apart from the approval of the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or other PRC government authorities that may be required in connection with the former VIE structure and our offshore offerings under the laws of mainland China, we have not received any requirement from PRC governmental authorities to obtain other permissions for our material operations in mainland China and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, in connection with our issuance of securities to foreign investors, under current laws, regulations and regulatory rules of mainland China promulgated, as of the date of this annual report, we, our mainland China subsidiaries and the former VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.”

Additionally, on December 28, 2021, the CAC, together with another twelve regulatory authorities jointly issued the Measures for Cybersecurity Review, or the Review Measures, which came into effect on February 15, 2022. The Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. The Review Measures further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer, or the Data Export Measures, which became effective on September 1, 2022. The Data Export Measures requires that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall apply for a security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of mainland China. As the Review Measures and the Data Export Measures were issued recently, there are uncertainties regarding how they would be interpreted and enforced, and to what extent they may affect us. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and have accepted public comments until December 13, 2021. The draft Regulations provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

As advised by our PRC legal counsel, the Draft Regulations is released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain.

The Review Measures, the Draft Regulations and the Data Export Measures remain unclear on whether the relevant requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. We cannot predict the impact of the Review Measures, the Draft Regulations and the Data Export Measures, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.”

Under the Review Measures and other cybersecurity laws and regulations of mainland China, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Internet Information Security and Personal Information Protection—Regulations Related to Personal Information Protection.” In addition, the Review Measures also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China. In such case, we must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China, including, among others, storing personal information and important data collected and produced within the mainland China territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC government authorities.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, which was open for public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which were open for public comments until January 23, 2022. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Any future securities offerings and listings outside of mainland China by our company, including but not limited to follow-on offerings, refinancing, secondary listings, and going private transactions, will be subject to the filing requirements with the CSRC under the Trial Measures, and we cannot assure you that we will be able to comply with such filing requirements in a timely manner, or at all.

If it is determined that any approval, filing or other administrative procedure from the CSRC or other PRC governmental authorities is required for any future offering or listing, we cannot assure that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, which was promulgated by the PRC Ministry of Industry and Information Technology (MIIT) on March 1, 2009 and last amended on July 3, 2017, requires that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for VATS License. Shenzhen uCloudlink Network Technology Co. Ltd. obtained the VATS License issued by the MIIT in 2017 for conducting business of information technology services and sales of terminals and data related products. As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China, and we believe the VATS License is no longer required.  We terminated the contractual arrangements on March 17, 2022. The VATS License previously held by Shenzhen uCloudlink Network Technology Co. Ltd. was also terminated during the Restructuring. Apart from the approval of the CSRC, the CAC or other PRC government authorities that may be required in connection with our offshore offerings under the laws of mainland China, we and our mainland China subsidiaries are not required to obtain other permissions from Chinese authorities for our material operations in mainland China and issuance of securities to foreign investors. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.”

Cash and Asset Flows through Our Organization

We conduct our operations in mainland China through our mainland China subsidiaries and the former VIEs with which we have maintained contractual arrangements historically. The laws and regulations of mainland China restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we operated these businesses in mainland China through the former VIEs. As our mainland China and Hong Kong subsidiaries and former VIEs have accumulated losses since their incorporation, none of them has declared or paid any dividends or made any distributions to their respective holding companies, including uCloudlink. In return, uCloudlink has not declared a dividend.

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

Our subsidiaries and the former VIEs conduct business transactions that include trading activities, provision of services and intercompany advances. The cash flows that have occurred between our subsidiaries and the former VIEs are summarized as the following:

	For the year ended December 31,
	2020	2021	2022
	(US$ in millions)
Cash paid by former VIEs to subsidiaries for purchase of data plans and raw materials	27.1	1.9	0.9
Cash paid by former VIEs to subsidiaries for marketing and software licensing services	5.5	5.4	4.7
Cash paid by former VIEs to subsidiaries for subsidiary establishment	—	—	0.2
Intercompany advances from former VIEs to subsidiaries	—	—	1.8
Cash paid by subsidiaries to former VIEs for purchase of Wi-Fi terminals	55.9	29.4	27.7
Intercompany advances from subsidiaries to former VIEs	7.7	3.1	1.5
Cash paid by subsidiaries to former VIEs for transfer of equity investment	—	—	1.3

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

Impact of Taxation on Dividends

uCloudlink is incorporated in the Cayman Islands and conducts businesses in mainland China primarily through its mainland China subsidiaries and the former VIEs. Under the current laws of the Cayman Islands, uCloudlink is not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

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

If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries and former VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and former VIEs may allocate a portion of their after-tax profits based on mainland China’s accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Some of our mainland China subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The net liabilities of the former VIEs, in which we have no legal ownership, amounted to US$35 million, US$53 million and US$52 million as of December 31, 2020, 2021 and 2022, respectively. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and former VIEs, to uCloudlink and investors as well as the ability to settle amounts owed under historical VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside mainland China to make loans to or make additional capital contributions to our mainland China subsidiaries and former VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the Consolidated Former Variable Interest Entities

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the parent company, the WFOE, subsidiaries, and the former VIEs, elimination and consolidated total (in thousands of US$) as of and for the years ended December 31, 2020, 2021 and 2022.

Selected Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income Data

	For the year ended December 31, 2022
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues(2)	—	30,371	—	82,455	(41,365)	71,461
Third-party revenues	—	1,761	—	69,700	—	71,461
Inter-company revenues	—	28,610	—	12,755	(41,365)	—
Cost of revenues(2)	—	(15,624)	—	(45,803)	22,500	(38,927)
Third-party cost of revenues	—	(1,573)	—	(37,354)	—	(38,927)
Inter-company cost of revenues	—	(14,051)	—	(8,449)	22,500	—
Gross profit	—	14,747	—	36,652	(18,865)	32,534
Operating expenses(4)	(4,289)	(18,915)	(4)	(29,455)	15,202	(37,461)
(Loss)/income before income tax	(4,472)	(4,382)	(4)	(7,320)	(3,586)	(19,764)
Income tax expenses	—	—	—	(161)	—	(161)
Share of profit in equity method investment, net of tax	—	33	—	39	—	72
(Loss)/income from subsidiaries(3)	(15,381)	—	—	(7,938)	23,319	—
(Loss)/income from former VIEs(3)	—	—	(4,349)	—	4,349	—
Net (loss)/income	(19,853)	(4,349)	(4,353)	(15,380)	24,082	(19,853)

	For the year ended December 31, 2021
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues(2)	—	30,979	—	84,916	(42,071)	73,824
Third-party revenues	—	3,726	—	70,098	—	73,824
Inter-company revenues	—	27,253	—	14,818	(42,071)	—
Cost of revenues(2)	—	(26,553)	—	(62,841)	37,404	(51,990)
Third-party cost of revenues	—	(4,867)	—	(47,123)	—	(51,990)
Inter-company cost of revenues	—	(21,686)	—	(15,718)	37,404	—
Gross profit	—	4,426	—	22,075	(4,667)	21,834
Operating expenses(4)	(10,339)	(21,420)	1	(29,167)	5,057	(55,868)
(Loss)/income before income tax	(10,266)	(16,531)	1	(19,679)	391	(46,084)
Income tax expenses	—	—	—	(244)	—	(244)
Share of profit in equity method investment, net of tax	—	287	—	—	—	287
(Loss)/income from subsidiaries(3)	(35,775)	—	—	(15,852)	51,627	—
(Loss)/income from former VIEs(3)	—	—	(16,244)	—	16,244	—
Net (loss)/income	(46,041)	(16,244)	(16,243)	(35,775)	68,262	(46,041)

	For the year ended December 31, 2020
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues(2)	—	55,014	16	98,587	(64,048)	89,569
Third-party revenues	—	7,073	16	82,480	—	89,569
Inter-company revenues	—	47,941	—	16,107	(64,048)	—
Cost of revenues(2)	—	(37,636)	(18)	(82,406)	58,796	(61,264)
Third-party cost of revenues	—	(8,706)	—	(52,558)	—	(61,264)
Inter-company cost of revenues	—	(28,930)	(18)	(29,848)	58,796	—
Gross profit	—	17,378	(2)	16,181	(5,252)	28,305
Operating expenses(4)	(50,638)	(22,725)	(2)	(30,584)	5,108	(98,841)
(Loss)/income before income tax	(50,925)	(3,528)	(3)	(8,612)	(162)	(63,230)
Income tax expenses	—	—	—	(185)	—	(185)
Share of profit in equity method investment, net of tax	—	—	—	—	—	—
(Loss)/income from subsidiaries(3)	(12,490)	—	—	(3,693)	16,183	—
(Loss)/income from former VIEs(3)	—	—	(3,528)	—	3,528	—
Net (loss)/income	(63,415)	(3,528)	(3,531)	(12,490)	19,549	(63,415)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	463	1,951	2	12,505	—	14,921
Restricted cash	—	—	—	—	—	—
Accounts receivable, net	—	474	—	5,487	—	5,961
Amounts due from subsidiaries and former VIEs(1)	127,308	12,766	38	36,927	(177,039)	—
Property and equipment and intangible assets	—	775	—	1,209	—	1,984
Others(2)	—	5,536	5	55,682	(38,155)	23,068
Total assets	127,771	21,502	45	111,810	(215,194)	45,934
Short term borrowings	—	574	—	2,302	—	2,876
Amounts due to subsidiaries and former VIEs(1)	3,683	60,029	142	113,185	(177,039)	—
Accounts payable, accrued expenses and other liabilities	397	12,690	—	17,759	—	30,846
Contract liabilities	—	62	—	990	—	1,052
Deficit in subsidiaries(3)	113,938	—	—	65,626	(179,564)	—
Deficit in former VIEs(3)	—	—	51,933	—	(51,933)	—
Others	204	80	—	1,585	—	1,869
Total liabilities	118,222	73,435	52,075	201,447	(408,536)	36,643
Total mezzanine equity	—	—	—	—	—	—
Total shareholders’ equity/(deficit)	9,549	(51,933)	(52,030)	(89,637)	193,342	9,291

	As of December 31, 2021
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	133	293	5	7,437	—	7,868
Restricted cash	—	—	—	—	—	—
Accounts receivable, net	—	1,333	—	13,590	—	14,923
Amounts due from subsidiaries and former VIEs(1)	126,536	8,067	41	32,849	(167,493)	—
Property and equipment and intangible assets	—	1,195	—	1,610	—	2,805
Others(2)	8	9,602	7	66,336	(34,424)	41,529
Total assets	126,677	20,490	53	121,822	(201,917)	67,125
Short term borrowings	—	941	—	2,236	—	3,177
Amounts due to subsidiaries and former VIEs(1)	3,997	55,623	154	107,719	(167,493)	—
Accounts payable, accrued expenses and other liabilities	1,188	16,458	—	22,920	—	40,566
Contract liabilities	—	89	—	1,486	—	1,575
Deficit in subsidiaries(3)	101,138	—	—	62,750	(163,888)	—
Deficit in former VIEs(3)	—	—	52,639	—	(52,639)	—
Others	262	18	—	1,435	—	1,715
Total liabilities	106,585	73,129	52,793	198,546	(384,020)	47,033
Total mezzanine equity	—	—	—	—	—	—
Total shareholders’ equity/(deficit)	20,092	(52,639)	(52,740)	(76,724)	182,103	20,092

	As of December 31, 2020
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	3,332	1,734	9	16,914	—	21,989
Restricted cash	—	—	—	8,237	—	8,237
Accounts receivable, net	—	1,450	—	5,295	—	6,745
Amounts due from subsidiaries and former VIEs(1)	123,337	6,663	40	19,629	(149,669)	—
Property and equipment and intangible assets	—	2,311	—	1,757	—	4,068
Others(2)	358	9,399	6	81,193	(34,741)	56,215
Total assets	127,027	21,557	55	133,025	(184,410)	97,254
Short term borrowings	—	—	—	3,704	—	3,704
Amounts due to subsidiaries and former VIEs(1)	3,888	42,442	151	103,188	(149,669)	—
Accounts payable, accrued expenses and other liabilities	1,078	14,276	5	19,084	—	34,443
Contract liabilities	—	215	—	674	—	889
Deficit in subsidiaries(3)	65,346	—	—	45,878	(111,224)	—
Deficit in former VIEs(3)	—	—	35,376	—	(35,376)	—
Others	321	—	—	1,503	—	1,824
Total liabilities	70,633	56,933	35,532	174,031	(296,269)	40,860
Total mezzanine equity	—	—	—	—	—	—
Total shareholders’ equity/(deficit)	56,394	(35,376)	(35,477)	(41,006)	111,859	56,394

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2022
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedules of Cash Flows
Cash flows from operating activities
Intercompany cash receipts from sales	3,100	27,681	—	9,729	(40,510)	—
Intercompany cash payments for purchases	(4,120)	(5,560)	—	(30,830)	40,510	—
Third parties cash activities	(2,335)	(21,263)	(3)	28,005	—	4,404
Net cash (used in)/generated from operating activities(5)	(3,355)	858	(3)	6,904	—	4,404
Cash flows from investing activities
Purchase of property and equipment	—	(17)	—	(394)	—	(411)
Purchase of intangible assets	—	(14)	—	—	—	(14)
Proceeds from disposal of property and equipment	—	231	—	35	—	266
Cash paid for equity investment	—	(151)	—	(1,288)	1,439	—
Proceeds from equity investment	—	1,288	—	151	(1,439)	—
Cash paid for long-term investment	—	—	—	—	—	—
Increase in short-term deposit	—	—	—	—	—	—
Purchase of other investments	—	—	—	(3)	—	(3)
Intercompany fund transfers(6)	—	(1,767)	—	(1,446)	3,213	—
Interest received from fund transfer within the group	—	—	—	—	—	—
Net cash (used in)/generated from investing activities	—	(430)	—	(2,945)	3,213	(162)
Cash flows from financing activities
Proceeds from other borrowing	—	—	—	213	—	213
Repayment of other borrowing	—	—	—	(163)	—	(163)
Proceeds from bank borrowings	—	1,412	—	8,084	—	9,496
Repayments of bank borrowings	—	(1,570)	—	(7,883)	—	(9,453)
Proceeds from issuance of convertible bonds	4,735	—	—	—	—	4,735
Redemption of convertible bonds	(1,050)	—	—	—	—	(1,050)
Payments relating to current lease liability	—	(58)	—	(180)	—	(238)
Proceeds from initial public offering, net of issuance costs	—	—	—	—	—	—
Proceeds from exercise of share options	—	—	—	—	—	—
Intercompany fund transfers(6)	—	1,446	—	1,767	(3,213)	—
Interest paid for fund transfer within the group	—	—	—	—	—	—
Net cash generated from/(used in) financing activities	3,685	1,230	—	1,838	(3,213)	3,540
Increase/(decrease) in cash, cash equivalents and restricted cash	330	1,658	(3)	5,797	—	7,782
Cash, cash equivalents and restricted cash at beginning of year	133	293	5	7,437	—	7,868
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	—	(729)	—	(729)
Cash, cash equivalents and restricted cash at end of year	463	1,951	2	12,505	—	14,921

	For the year ended December 31, 2021
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedules of Cash Flows
Cash flows from operating activities
Intercompany cash receipts from sales	—	29,584	—	7,298	(36,882)	—
Intercompany cash payments for purchases	—	(7,300)	—	(29,584)	36,884	—
Third parties cash activities	(1,483)	(28,837)	(4)	8,586	—	(21,738)
Net cash (used in)/generated from operating activities(5)	(1,483)	(6,553)	(4)	(13,700)	2	(21,738)
Cash flows from investing activities
Purchase of property and equipment	—	(191)	—	(596)	—	(787)
Purchase of intangible assets	—	(89)	—	(3)	—	(92)
Proceeds from disposal of property and equipment	—	102	—	91	—	193
Cash paid for equity investment	—	—	—	(247)	—	(247)
Cash paid for long-term investment	—	—	—	—	—	—
Increase in short-term deposit	—	—	—	(2)	—	(2)
Purchase of other investments	—	—	—	—	—	—
Intercompany fund transfers(6)	(3,000)	—	—	(4,413)	7,413	—
Interest received from fund transfer within the group	—	—	—	61	(61)	—
Net cash (used in)/generated from investing activities	(3,000)	(178)	—	(5,109)	7,352	(935)
Cash flows from financing activities
Proceeds from other borrowing	—	—	—	—	—	—
Repayment of other borrowing	—	—	—	—	—	—
Proceeds from bank borrowings	—	938	—	10,481	—	11,419
Repayments of bank borrowings	—	—	—	(11,968)	—	(11,968)
Proceeds from initial public offering, net of issuance costs	—	—	—	—	—	—
Proceeds from exercise of share options	1,284	—	—	—	—	1,284
Intercompany fund transfers(6)	—	4,413	—	3,000	(7,413)	—
Interest paid for fund transfer within the group	—	(61)	—	—	61	—
Net cash generated from/(used in) financing activities	1,284	5,290	—	1,513	(7,352)	735
(Decrease)/increase in cash, cash equivalents and restricted cash	(3,199)	(1,441)	(4)	(17,296)	2	(21,938)
Cash, cash equivalents and restricted cash at beginning of year	3,332	1,734	9	25,151	—	30,226
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	—	(418)	(2)	(420)
Cash, cash equivalents and restricted cash at end of year	133	293	5	7,437	—	7,868

	For the year ended December 31, 2020
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedules of Cash Flows
Cash flows from operating activities
Intercompany cash receipts from sales	—	56,307	—	32,627	(88,934)	—
Intercompany cash payments for purchases	—	(32,663)	(148)	(56,159)	88,970	—
Third parties cash activities	(1,514)	(28,577)	(2)	28,055	—	(2,038)
Net cash (used in)/generated from operating activities(5)	(1,514)	(4,933)	(150)	4,523	36	(2,038)
Cash flows from investing activities
Purchase of property and equipment	—	(1,118)	—	(134)	—	(1,252)
Purchase of intangible assets	—	(460)	—	(22)	—	(482)
Proceeds from disposal of property and equipment	—	382	—	(152)	—	230
Cash paid for equity investment	—	—	—	—	—	—
Cash paid for long-term investment	—	—	—	(811)	—	(811)
Increase in short-term deposit	—	—	—	(3)	—	(3)
Purchase of other investments	—	—	—	(33,126)	—	(33,126)
Intercompany fund transfers(6)	(38,598)	—	642	(6,905)	44,861	—
Interest received from fund transfer within the group	—	—	—	—	—	—
Net cash (used in)/generated from investing activities	(38,598)	(1,196)	642	(41,153)	44,861	(35,444)
Cash flows from financing activities
Proceeds from other borrowing	—	—	—	—	—	—
Repayment of other borrowing	—	(1,819)	—	—	—	(1,819)
Proceeds from bank borrowings	—	—	—	3,674	—	3,674
Repayments of bank borrowings	—	(2,864)	—	(2,210)	—	(5,074)
Proceeds from initial public offering, net of issuance costs	29,904	—	—	—	—	29,904
Proceeds from exercise of share options	—	—	—	—	—	—
Intercompany fund transfers(6)	—	7,671	(1,408)	38,598	(44,861)	—
Interest paid for fund transfer within the group	—	—	—	—	—	—
Net cash generated from/(used in) financing activities	29,904	2,988	(1,408)	40,062	(44,861)	26,685
(Decrease)/increase in cash, cash equivalents and restricted cash	(10,208)	(3,141)	(916)	3,432	36	(10,797)
Cash, cash equivalents and restricted cash at beginning of year	13,540	4,875	925	20,934	—	40,274
Effect of exchange rates on cash, cash equivalents and restricted cash	—	—	—	785	(36)	749
Cash, cash equivalents and restricted cash at end of year	3,332	1,734	9	25,151	—	30,226

Notes:

(1)	It represents the elimination of intercompany balances among the parent company, the former VIEs, the WFOE, and subsidiaries.

(2)	Intercompany sales of data plans, raw materials and Wi-Fi terminals were eliminated at the consolidation level.

(3)	It represents the elimination of the investment in the former VIEs, the WFOE and subsidiaries by the parent company.

(4)	Intercompany marketing and software licensing services were provided to the former VIEs by subsidiaries and the related expenses were eliminated at the consolidated level.

(5)	The cash flows which have occurred between subsidiaries, the WFOE and the former VIEs included the following:

●	Cash paid by the former VIEs to subsidiaries for purchase of data plans and raw materials;

●	Cash paid by the former VIEs to subsidiaries for marketing and software licensing services;

●	Cash paid by the former VIEs to subsidiaries for subsidiary establishment;

●	Cash paid by subsidiaries and the WFOE to the former VIEs for purchase of Wi-Fi terminals;

●	Cash paid by subsidiaries to the former VIEs for transfer of equity investment;

With respect to sales of data plans and raw materials, our subsidiaries received cash from the former VIEs amounted to US$27.1 million, US$1.9 million and US$0.9 million for the year ended December 31, 2020, 2021 and 2022 respectively. With respect to provision of marketing and software licensing services, our subsidiaries received cash from the former VIEs amounted to US$5.5 million, US$5.4 million and US$4.7 million for the year ended December 31, 2020, 2021 and 2022 respectively. With respect to subsidiary establishment, our subsidiary received cash from the former VIEs amounted to nil, nil and US$0.2 million for the year ended December 31, 2020, 2021 and 2022 respectively. For purchase of Wi-Fi terminals, our subsidiaries paid cash to the former VIEs amounted to US$55.9 million, US$29.4 million and US$27.7 million for the year ended December 31, 2020, 2021 and 2022 respectively. With respect to transfer of equity investment, our subsidiary paid cash to the former VIEs amounted to nil, nil and US$1.3 million for the year ended December 31, 2020, 2021 and 2022 respectively.

(6)	The fund transfer within the group of the company between subsidiaries, the WFOE and the former VIEs included the following:

●	With respect to the fund transfer from the parent company to subsidiaries, subsidiaries received cash from the parent company amounted to US$38.6 million, US$3.0 million and nil for the year ended December 31, 2020, 2021 and 2022 respectively.

●	With respect to the fund transfer between the former VIEs and the WFOE, the former VIEs repaid cash to the WFOE amounted to US$0.6 million, nil and nil for the year ended December 31, 2020, 2021 and 2022, respectively.

●	With respect to the fund transfer between the former VIEs and subsidiaries, the former VIE received cash from subsidiaries amounted to US$8.3 million, US$4.4 million and US$1.5 million for the year ended December 31, 2020, 2021 and 2022 respectively; the former VIE paid cash to subsidiaries amounted to nil, nil and US$1.8 million for the year ended December 31, 2020, 2021 and 2022 respectively.

●	With respect to the fund transfer between the WFOE and subsidiaries, the WFOE repaid cash to subsidiaries amounted to US$1.4 million, nil and nil for the year ended December 31, 2020, 2021 and 2022, respectively.

Set forth below is the table showing the movement of investment in subsidiaries and the former VIEs in the parent’s financial statements as of and for the years ended December 31, 2020, 2021 and 2022.

Deficit in subsidiaries and the former VIEs	US$’000
December 31, 2019	51,723
Loss from subsidiaries and the former VIEs	12,490
Foreign currency translation	1,133
December 31, 2020	65,346
Loss from subsidiaries and the former VIEs	35,775
Foreign currency translation	17
December 31, 2021	101,138
Loss from subsidiaries and the former VIEs	15,381
Foreign currency translation	(2,581)
December 31, 2022	113,938

A. [Reserved]

The following selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheets data as of December 31, 2021 and 2022 and selected consolidated statements of cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of comprehensive loss data for the years ended December 31, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020 and selected consolidated statements of cash flow data for the year ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

The following table presents our selected consolidated statements of comprehensive (loss)/income data for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	(US$ in thousands)
Revenues
Revenues from services	88,448	91,110	46,150	37,798	46,228
Sales of products	37,951	67,271	43,419	36,026	25,233
Total revenues	126,399	158,381	89,569	73,824	71,461
Cost of revenues
Cost of services	(46,074)	(35,594)	(26,392)	(21,556)	(20,346)
Cost of products sold	(34,170)	(57,869)	(34,872)	(30,434)	(18,581)
Total cost of revenues	(80,244)	(93,463)	(61,264)	(51,990)	(38,927)
Gross profit	46,155	64,918	28,305	21,834	32,534
Research and development expenses(1)	(20,401)	(15,108)	(26,359)	(13,697)	(8,430)
Sales and marketing expenses(1)	(29,658)	(24,367)	(29,261)	(13,620)	(10,305)
General and administrative expenses(1)	(19,919)	(20,224)	(43,221)	(28,551)	(18,726)
Other income/(expense), net	658	290	7,554	(11,876)	(14,265)
(Loss)/income from operations	(23,165)	5,509	(62,982)	(45,910)	(19,192)
Interest income	435	193	37	14	18
Interest expense	(3,385)	(438)	(285)	(188)	(441)
Amortization of beneficial conversion feature	—	—	—	—	(149)
(Loss)/income before income tax	(26,115)	5,264	(63,230)	(46,084)	(19,764)
Income tax expenses	—	(57)	(185)	(244)	(161)
Share of (loss)/profit in equity method investment, net of tax	(442)	—	—	287	72
Net (loss)/income	(26,557)	5,207	(63,415)	(46,041)	(19,853)
Accretion of Series A-2 ordinary shares and Series A Preferred Shares	(2,209)	(2,540)	(1,293)	—	—
Income allocation to participating preferred shareholders	—	(296)	—	—	—
Net (loss)/income attributable to ordinary shareholders of the Company	(28,766)	2,371	(64,708)	(46,041)	(19,853)
Net (loss)/income	(26,557)	5,207	(63,415)	(46,041)	(19,853)
Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustment	537	32	(1,135)	(17)	2,322
Total comprehensive (loss)/income	(26,020)	5,239	(64,550)	(46,058)	(17,531)
(Loss)/income per share attributable to ordinary shareholders of the Company
Basic and diluted	(0.16)	0.01	(0.25)	(0.16)	(0.06)
Weighted average number of ordinary shares used in computing net (loss)/income per share
Basic and diluted	185,370,982	232,178,037	259,852,204	285,979,036	312,485,140

Note:

(1)	Including share-based compensation of US$2.3 million, US$0.2 million, US$50.6 million, US$8.8 million and US$3.1 million in 2018, 2019, 2020, 2021 and 2022, respectively. Share-based compensation in 2020 mainly includes share options granted to our employees, directors and officers. Share-based compensation in 2021 and 2022 mainly includes restricted share units and share options granted to our employees, directors and other consultants. As of December 31, 2022, there was US$2.1 million of unrecognized share-based compensation expense related to granted restricted share units and share options.

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2018	2019	2020	2021	2022
	(US$ in thousands)
Cash and cash equivalents	36,464	37,320	21,989	7,868	14,921
Restricted cash	163	2,954	8,237	—	—
Accounts receivable, net	16,631	25,767	6,745	14,923	5,961
Inventories	12,020	10,518	5,847	6,133	3,624
Prepayments and other current assets	10,423	7,828	7,477	6,225	4,255
Total assets	80,505	90,097	97,254	67,125	45,934
Accrued expenses and other liabilities	18,755	21,319	25,742	27,580	24,014
Accounts payables	12,673	16,728	8,701	12,986	6,832
Total liabilities	43,469	47,653	40,860	47,033	36,643
Total mezzanine equity	20,437	22,977	—	—	—
Total shareholders’ equity	16,599	19,467	56,394	20,092	9,291
Total liabilities, mezzanine equity and shareholders’ equity	80,505	90,097	97,254	67,125	45,934

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year ended December 31,
	2018	2019	2020	2021	2022
	(US$ in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(19,472)	5,761	(2,038)	(21,738)	4,404
Net cash used in investing activities	(4,569)	(3,267)	(35,444)	(935)	(162)
Net cash generated from financing activities	4,421	1,528	26,685	735	3,540
(Decrease)/increase in cash, cash equivalents and restricted cash	(19,620)	4,022	(10,797)	(21,938)	7,782
Effect of exchange rates on cash, cash equivalents and restricted cash	(559)	(375)	749	(420)	(729)
Cash, cash equivalents and restricted cash at beginning of year	56,806	36,627	40,274	30,226	7,868
Cash, cash equivalents and restricted cash at end of year	36,627	40,274	30,226	7,868	14,921

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we and the former VIEs face, organized under relevant headings. These risks are discussed more fully after this summary in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

We and the former VIEs are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	Our business has been and may continue to be materially and adversely affected by the effects of COVID-19 pandemic in China and globally. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and may continue to be materially and adversely affected by the effects of COVID-19 pandemic in China and globally.”

●	We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results.”

●	Our ability to grow our business and user base for our service may be limited unless we can continue to obtain data traffic at favorable rates. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to grow our business and user base for our service may be limited unless we can continue to obtain data traffic at favorable rates.”

●	We are and may be subject to extensive telecommunications regulations, and any change in the regulatory environment may materially impact us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are and may be subject to extensive telecommunications regulations, and any change in the regulatory environment may materially impact us.”

●	Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.”

●	We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, disrupt our business operation, and could limit our ability to use certain technologies in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are, and may in the future be, subject to intellectual property claims, which are costly to defend, could result in significant damage awards, disrupt our business operation, and could limit our ability to use certain technologies in the future.”

●	We have a limited operating history, which makes it difficult to evaluate our future prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have a limited operating history, which makes it difficult to evaluate our future prospects.”

●	Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.”

●	We face risks relating to our business partnerships and strategic alliances. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks relating to our business partnerships and strategic alliances.”

Risks Related to Our Corporate Structure

We and the former VIEs face risks and uncertainties related to the former corporate structure, including, but not limited to, the following:

●	If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

Risks Related to Doing Business in China

We and the former VIEs face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in mainland China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

●	The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.”

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The PRC government may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. Any actions taken or policies released by the PRC government could significantly impact our industry or limit or completely hinder our operations and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to The ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of the ADSs may be volatile, which could result in substantial losses to you. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—The trading price of the ADSs may be volatile, which could result in substantial losses to you.”

●	If we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—If we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.”

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

Risks Related to Our Business and Industry

Our business has been and may continue to be materially and adversely affected by the effects of COVID-19 pandemic in China and globally.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travels. The operations of our business partners in China and globally were also impacted. The population in most of the major cities in China was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. At the same time, the outbreak of COVID-19 has caused a severe decline in the level of business and leisure travel around the globe. As a result, demand for our international data connectivity services is significantly reduced. Such decline also caused a decrease in revenues from sales of terminals and provision of PaaS and SaaS services to our business partners. In addition to the decrease in demand of individual consumers that use our services and purchase our products, our business partners have also been adversely affected by the outbreak, purchasing fewer of our terminals and using less of our PaaS and SaaS services. Customers may require additional time to pay us or fail to pay us at all. These events have materially and adversely affected our business since 2020 and contributed to lower revenues, increased accounts receivable, additional allowances for doubtful accounts, write-off of bad debts, rising material costs and reduced profits.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our business depends substantially on economic conditions and the general demand for cross-border travels. International travels will need time to recover from the effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

Telecommunications operators in mainland China are subject to regulation by, and under the supervision of, the MIIT, the primary regulator of the telecommunications industry in mainland China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The MIIT, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in mainland China. In 2000, the State Council promulgated a set of telecommunications regulations, or the Telecommunications Regulations, that apply in the interim period prior to the adoption of the telecommunications law. In 2020, mainland China also tightened the enforcement of certain telecommunication regulations such as real-name authentication for SIM card users and restrictions on the use of machine-to-machine data SIM cards.

On May 17, 2013, the MIIT announced the Mobile Telecommunication Resale Service Pilot Scheme to encourage private investment in the telecommunications industry, which represented the official approval of the MVNO business. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Mobile Data Traffic Service.” According to the laws and regulations of mainland China related to MVNO, and our consultation with the local branch of MIIT, we understand that the key character of MVNO is that it purchases mobile telecommunication services from MNOs who own physical network, and then re-organize and resell these services to end-users under their own brands. We understand our business is significantly different from mobile telecommunication resale service in mainland China, including, (i) we only use our own brands to provide terminals and technology to our users, but not to resale mobile telecommunication services, and we emphasize in our users’ agreement that we only provide mobile data connectivity services, while all the data traffic are produced and provided by MNOs or MVNOs; (ii) we enable end-users to gain access to mobile data traffic without physical SIM cards by our services, but end-users do not gain access to any other mobile telecommunication services, for example, among others, voice services, short messages, through our services; (iii) MVNOs usually provide physical SIM cards with a specific phone number to users, through which users are able to get access to data traffic and voice services. However, our mobile data connectivity services do not contain physical SIM cards or phone numbers. Based on the above understanding, our PRC legal counsel, Han Kun Law Offices, is of the opinion that the service we provide in mainland China is not mobile telecommunication resale service stipulated definitely under the laws and regulations of mainland China. We received an Investigation Notice issued by GCA on July 16, 2019, which indicates that Shenzhen uCloudlink has been reported to engage in the mobile telecommunication resale business without requisite approvals. We attended an interview conducted by the GCA on July 19, 2019. However, as of the date of this annual report, we have not received any clearance from the GCA which indicates that it regards us as not engaging in the mobile telecommunication resale service, and there can be no assurance that we will be able to receive such final clearance. Our PRC legal counsel advised us that as the regulations of mainland China related to MVNOs and mobile telecommunication resale service is still in a nascent stage and keeps developing, and our business model shares certain similarities with mobile telecommunication resale service, there is no assurance that our competitors, our users will not report us to the PRC governmental authorities again, and there is no assurance that the PRC governmental authorities will hold the same opinion in the future and will not regard us as an MVNO. We have also entered into cooperation with an MVNO to conduct certain business transactions. There is no assurance that such cooperation will resolve all compliance issues under the developing regulatory regime of mainland China.

As a network service provider in mainland China, we are obligated to require the users to provide their real identity information when signing agreements or confirmations on the provision of services stipulated under relevant laws and regulations. Historically, one of our terminals in mainland China enabled the end-users to gain access to the data traffic without providing any users’ identity information, for which we received a rectification order from the GCA on May 7, 2019. We have submitted our rectification plan to the GCA. As of the date of this annual report, we have not received any final clearance from the GCA that our rectification plan is sufficient, and there can be no assurance that we will receive such final clearance. We received an Investigation Notice issued by GCA on July 16, 2019, which indicates that Shenzhen uCloudlink provides network access service for end-users without requiring them to provide identity information. We attended an interview conducted by the GCA on July 19, 2019. As of the date of this annual report, we do not receive any clearance from the GCA which indicates that we have fulfilled the obligation of real-name authentication obligation, and there can be no assurance that we will be able to receive such final clearance. As MNOs and MVNOs are required to obtain the real identity information of their users when conduct network access formalities for mobile phone numbers, we establish our authentication method on top of such by requiring our users to provide us the verification codes we sent to their mobile phone numbers when they first register in our Apps. The users will provide their information for the real name registration to MNOs and MVNOs directly.

We purchase machine to machine data SIM cards, or M2M Data SIM Cards, to support our service in mainland China. In addition to the usage limitation set forth in the purchase agreements, laws and regulations of mainland China also have other restrictions, and further require the MVOs and MVNOs to oversee and regulate the usage of M2M Data SIM Cards, including but not limited to prohibition of reselling M2M Data SIM Cards or using M2M Data SIM Cards for non-industry uses. We received a rectification notice from the GCA on February 24, 2020. The notice indicates that it came to GCA’s knowledge that one of the former VIEs, Shenzhen uCloudlink, has been changing the usage scenarios of M2M Data SIM Cards. The notice requires Shenzhen uCloudlink to take rectification measures with respect to the services we provide to users in mainland China, including shutting down the systems related to SIM BANK and stop selling or sending data traffic by separating the phone numbers from M2M Data SIM Cards no later than March 13, 2020. Upon receiving the notice, we started adjusting our technologies and operations accordingly and communicating with the GCA regarding rectification measures to take. On April 9, 2020, we officially submitted our rectification report to the GCA, which indicates that we will (i) stop selling in mainland China all portable Wi-Fi devices with SIM BANK function and using data allowances provided by domestics carriers of mainland China; (ii) stop using the technology to separate physical M2M Data SIM cards from phone numbers or to remotely insert virtual numbers to the devices; (iii) by the end of 2020, adjust our services to current end-users by providing alternative services and shutting down functions relating to mobile network switching, provided that the end-users will be entitled to refunds if the users are not satisfied with the adjustment; and (iv) report to the GCA on the progress of our rectifications. On May 8, 2020, we submitted a supplementary rectification report to GCA to further update the progress of our rectification measures. As of the date of this annual report, we have not received any final clearance from the GCA on our rectification measures, and there can be no assurance that we will receive such final clearance. Since the interpretation and application of regulations and laws related to M2M Data SIM Cards in mainland China remain unclear, and there are uncertainties as to the restriction on the use of M2M Data SIM Cards, including the definition of resale and non-industry uses, our usage of M2M Data SIM Cards may be deemed in violation of relevant regulations. In that case, we could be subject to administrative proceedings, orders, fines, or penalties, our cooperative MNOs and MVNOs may block data traffic or even terminate our cooperation, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

In January 2021, the Hong Kong Government proposed a Real-name Registration Programme for Subscriber Identity Module (SIM) Cards. On 1 September 2021, the Telecommunications (Registration of SIM cards) Regulation (Chapter 106AI of the Laws of Hong Kong) was enacted and it applies to any form of SIM card, be it physical or non-physical SIM cards, and SIM cards with changeable SIM profiles which may be downloaded over-the-air, or any other technical means which identifies and authenticates a subscriber for access to a telecommunications service provided in Hong Kong by a licensee holding a unified carrier licence, SBO licence or person given a right under a class licence created under the Telecommunications Ordinance. It requires that all SIM cards issued by telecommunications operators of Hong Kong to be used for local person-to-person communications shall have real-name registration within a specified period before activation.  The Real-name Registration Programme is implemented in two phases. Telecommunications operators are required to put in place relevant infrastructure and systems for implementing real-name registration within phase one (i.e. on or before February 28, 2022).  Phase two of the Real-name Registration Programme began on March 1, 2022, whereby all newly effective SIM service plan (SSP) services and new pre-paid SIM (PPS) cards issued from March 1, 2022 onwards will require real-name registration before activation. For pre-paid SIM cards, a licensee shall register no more than 10 SIM cards for any individual user, and 25 SIM cards for any organization user holding a valid business/branch registration certificate under the Business Registration Ordinance, and it shall check and verify specific information and keep and store the specified information collected for a specified time. A licencee is responsible for fulfilling the obligation under Telecommunications (Registration of SIM cards) Regulation (Chapter 106AI of the Laws of Hong Kong).  Certain types of SIM cards are excluded from the registration requirements. In March 2022, we have launched our newly developed real name registration platform after liaising with Hong Kong Office of the Communications Authority.

The overall legal framework of the European Union (EU) was modified by the Directive (EU) 2018/1972 of December 11, 2018 establishing the European Electronic Communications Code (also known as the new European Electronic Communications Code – EECC) which took effect on December 20, 2018. The EU member states were required to transpose the requirements of the EECC into national law by December 21, 2020. With effect from December 21, 2020, the EECC repealed four main directives on:

●	a common regulatory framework for electronic communications networks and services;

●	the authorization of electronic communications networks and services;

●	access to and interconnection of electronic communications networks and associated facilities;

●	universal service and users’ rights relating to electronic communications networks and services.

With respect to roaming, Regulation (EU) 2015/2120 of November 25, 2015 (also known as the Telecoms Single Market package—TSM), which aims, in particular, to eliminate surcharges for international roaming within the European Union, and Regulation (EU) 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets:

●	impose, in the context of fair usage, the alignment of international roaming retail prices with national prices for intra-European communications (voice, SMS and data) from June 15, 2017;

●	expand, for users using their cell phones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators;

●	grant a regulated right of access to European mobile data connectivity services for MVNOs and resellers, and sets new caps on wholesale markets.

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

Litigation may be necessary to enforce our intellectual property rights. For example, in August 2018, we filed a complaint against SIMO Holdings Inc., or SIMO, and Skyroam Inc. in the United States District Court for the Northern District of California, claiming infringement of two of our U.S. patents. On August 30, 2021, we entered into a settlement agreement with SIMO. Pursuant to the settlement agreement, the parties filed joint motions to the United States District Court for the Northern District of California for the dismissal of the patent infringement case. The case was dismissed in September 2021. Other then pending litigations in mainland China were also dismissed pursuant to the settlement agreement. We also filed multiple lawsuits against SIMO’s affiliates in mainland China. For example, we filed a lawsuit against Shenzhen Skyroam Technology Co., Ltd. in 2020, in the Intermediate People’s Court of Shenzhen, claiming patent infringement on our patent No. 352.6. We have applied for withdrawal of the litigation and the Intermediate People’s Court of Shenzhen has issued the ruling approving our petition of withdrawal of the litigation on April 26, 2021.

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

In addition, in 2020, Shenzhen Skyroam Technology Co., Ltd. filed five invalidation petitions against patents No. 011.8, No. 209.9, No. 366.4, No. 352.6 and No. 323.5 owned by us in Patent Reexamination Board of National Intellectual Property Administration in mainland China, respectively. The National Intellectual Property Administration issued orders which invalidated patent No. 366.4, patent No. 352.6 and patent No. 323.5 in September 2020, November 2020 and April 2021, respectively. Shenzhen Ucloudlink Technology Limited filed lawsuits at the Beijing Intellectual Property Court to challenge the invalidation decisions. Beijing Intellectual Property Court issued the first instance judgment upholding the invalidation decision for patent No. 352.6 in September 2022, and we have appealed to the Supreme People’s Court against the first instance judgment in October 2022. With respect to patent No. 366.4, Beijing Intellectual Property Court has held the hearing in November 2022 and the first instance judgment has not been issued. For patent No. 323.5, the hearing has not been scheduled by Beijing Intellectual Property Court.

We reached a global settlement with SIMO for the series of cases held in both the United States and mainland China by entering into the Settlement Agreement. According to the settlement, we and SIMO have applied to withdraw all lawsuits initiated by either party. After the settlement with SIMO, we are currently involved in three pending patent invalidation cases as mentioned above. Therefore, there is no significant amounts of damages, legal fees or costs occurred in these cases against us. See “Item 8. Financial Information—Legal Proceedings.”

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

We commenced operation in 2014. As a result of our relatively limited operating history, our ability to forecast our future results of operations is limited and subject to a number of uncertainties. We experienced rapid growth historically. There is no assurance that we will be able to maintain our historical growth in future periods. Our growth may fluctuate for various reasons, many of which are beyond our control. In that case, investors’ perceptions of our business and business prospects may be adversely affected and the market price of the ADSs could fluctuate accordingly. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories may encounter. We may not be able to manage our expansion effectively. Continuous expansion may increase the complexity of our business and place a strain on our management, operations, technical systems, financial resources and internal control functions. Our current and planned personnel, systems, resources and controls may not be adequate to support and effectively manage our future operations.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting large volume of data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

Many jurisdictions, including the United States, the European Union and mainland China, continue to consider the need for greater regulation or reform to the existing regulatory frameworks for data privacy and data protection. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. In the United States, all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules governing the ways in which businesses may collect, use, and retain personal information, granting data privacy rights to certain individuals, or requiring businesses to reasonably protect certain types of personal information they hold or otherwise comply with certain specified data security requirements for personal information. One such example is the California Consumer Privacy Act, which came into effect in 2020. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data, including for the purposes of targeted advertising. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, increased our burden of regulatory compliance and required us to change certain of our data privacy and security practices in order to achieve compliance. The GDPR implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal information from the EU to “third countries,” especially the United States. For example, last year the Court of Justice of the EU invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EU to the US) and made clear that reliance on standard contractual clauses (another such mechanism) alone may not be sufficient in all circumstances. In addition, after the United Kingdom, or UK, left the EU, the UK enacted the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK’s departure from the EU has also created complexity and uncertainty regarding transfers between the UK and the EU. Under both the GDPR and UK GDPR, fines of up to €20 million (£17.5 million) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.

In mainland China, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. The regulatory and enforcement regime in mainland China with regard to data security and data protection is evolving and may be subject to different interpretations or significant changes. Moreover, different regulatory bodies of mainland China, including the Standing Committee of the NPC, the Ministry of Industry and Information Technology, or the MIIT, the CAC, the MPS and the State Administration for Market Regulation (the “SAMR”), have enforced data privacy and protections laws and regulations with varying standards and applications. The PRC Cybersecurity Law and relevant regulations require network operators, which may include us, to ensure the security and stability of the services provided via network and protect individual privacy and the security of personal data in general by requiring the consent of internet users prior to the collection, use or disclosure of their personal data. Under the Cybersecurity Law, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Internet Information Security and Personal Information Protection.”

Pursuant to the Review Measures, critical information infrastructure operators that purchase network products and services and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. However, there remain uncertainties regarding the further interpretation and implementation of those laws and regulations. For example, the scope of “core data” and “important data,” two important concepts in the PRC Data Security Law, are yet to be determined. It is uncertain whether and when the draft Regulations on the Network Data Security will be adopted, and if the adopted version will contain the same provisions as the draft Regulations. We face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. In early July 2021, regulatory authorities in mainland China launched cybersecurity investigations with regard to several mainland China-based companies that are listed in the United States. The relevant regulatory authorities in mainland China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps is found not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, and other industries and sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators, or CIIOs. As of the date of this annual report, no detailed rules or interpretation has been issued and we have not been informed as a CIIO by any governmental authorities. Furthermore, the exact scope of CIIOs, under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a CIIO under the laws and regulations of mainland China.

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of mainland China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of mainland China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

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

Since we are headquartered in Hong Kong and some of our assets and operations are located there, if any significant negative developments to the political, economic or social environment were to occur, our business, results of operations and financial condition would be adversely affected. For example, the protests and demonstrations in 2019 in Hong Kong, which resulted in violence, impacted the local economy and the travel industry in Hong Kong, and the daily operations of our headquarter would be affected adversely although our substantial business operations are not in Hong Kong. In addition, Hong Kong implemented measures including the Prevention and Control of Disease (Prohibition on Gathering) Regulation (Chapter 599G of the Laws of Hong Kong) and the Prevention and Control of Disease (Requirements and Directions) (Business and Premises) Regulation (Chapter 599F of the Laws of Hong Kong) in 2020 to combat the spread of COVID-19 in Hong Kong. Public gatherings were reduced as a result of COVID-19 and concern for public health. Many of the requirements implemented under the policies to combat COVID-19 have now been lifted. On June 30, 2020, the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region was passed and took effect on the same day. Since then, the protests have subsided for the most part.

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

Our business has been adversely affected by the outbreak of COVID-19, and could also be adversely affected by the outbreak of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and may continue to be materially and adversely affected by the effects of COVID-19 pandemic in China and globally.”

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

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our pricing policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. For example, in January 2022, we entered into definitive agreements with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global (“Yorkville”), pursuant to which we would issue and sell convertible debentures in a principal amount of US$5.0 million to Yorkville at a purchase price equal to 95% of the principal amount through private placement. We also issued to Yorkville 1,000,000 Class A ordinary shares as commitment fee. In October 2022, we redeemed US$1.0 million principal amount of the convertible debentures, and Yorkville had from time to time, converted all of the remaining amount for an aggregate of 76,943,540 Class A ordinary shares.

Further, we may be adversely affected by a crisis in the banking industry. For example, on March 10, 2023, the Federal Deposit Insurance Corporation, took control and was appointed as the receiver of Silicon Valley Bank, or SVB. Although we have not held funds at SVB, we have funds at other banks in the United States and several other countries. If banks and financial institutions enter receivership or become insolvent in the future and a portion of our cash or cash equivalents is held in such banks and financial institutions, our ability to access our existing cash and cash equivalents may be impacted, which could have a material adverse effect on our business and financial condition.

We have incurred losses in the past.

Due to the adverse impacts of COVID-19 pandemic, we incurred loss from operations of US$63.0 million, US$45.9 million and US$19.2 million in 2020, 2021 and 2022, and our net cash used in operating activities was US$2.0 million and US$21.7 million in 2020 and 2021, while net cash generated from operating activities was US$4.4 million in 2022.

The historical losses reflect the substantial investments we made to grow our business. We cannot assure you that we will be able to generate net profits in the foreseeable future.

We expect to continue to invest in the development and expansion of our business in areas including:

●	research and development;

●	sales and marketing;

●	expansion of our operations and infrastructure; and

●	incurring costs associated with general administration, including legal, accounting and other expenses related to being a public company.

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

As part of our growth strategy, we enter into new markets, such as mobile data connectivity services for local users, develop new businesses, find new applications for our technologies, such as IoT, and explore new monetization opportunities. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter. There can be long lead time and various uncertainties associated with the development of new products and services. Our potential lack of familiarity with new products and services and the lack of relevant marketing data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, and may not be able to effectively control our costs and expenses in rolling out these new products and services. Furthermore, it may take a long time for users to recognize the value of the new products and services and we may need to price our new products or services more aggressively to penetrate new markets and gain market share or remain competitive. One of the strategies we employ to expand is to introduce new and innovative business models. In the markets in which we operate the new business models, the regulators may not be familiar with the business model and new legislations that adapt to the new business model may be lacking, creating uncertainties in the outcome of the regulators determinations or our compliance status. We have historically experienced investigations or inquiries from the regulators regarding our new business models.

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

In 2020, 2021 and 2022, we derived 34.4%, 29.4% and 39.3%, respectively, of our total revenues from our international mobile data connectivity services. While we expect to continue to diversify our revenue base, there can be no assurance the new products and services we introduce will be successful. Accordingly, our future success depends upon our ability to enhance and expand our international mobile data connectivity service and maintain or further increase our market share in the international data roaming market, which involves substantial time, costs and risks. Our revenues from international mobile data connectivity services are expected to be affected by travel and consumer spending, because users seek to access the mobile internet while they are on-the-go, and because spending on internet access is often a consumer discretionary spending decision. Any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. In addition, the COVID-19 pandemic and its consequences have caused a severe decline in global travel since 2020. As a result, demand for our international data connectivity services is significantly reduced. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and may continue to be materially and adversely affected by the effects of COVID-19 pandemic in China and globally.” Furthermore, we already occupy considerable market shares in some of our focused geographic markets, leaving less potential for rapid growth in those markets. If we do not achieve the targeted results from enhancing and expanding our international mobile data connectivity service and maintaining or further increasing our market share, for technological or other reasons, our sales growth and operating results may be adversely affected.

The international nature of our business exposes us to certain business risks that could limit the effectiveness of our growth strategy and cause our results of operations to suffer.

Global expansion is an element of our growth strategy. Introducing and marketing our services internationally, developing direct and indirect international sales and support channels and managing global operations require significant management attention and financial resources. We face a number of risks associated with expanding our business internationally that could negatively impact our results of operations, including:

●	compliance with foreign laws, including more stringent laws in foreign jurisdictions relating to the privacy and protection of third-party data;

●	regulatory requirements governing the provision of communication services in foreign jurisdictions;

●	competition from companies with international operations, including large international competitors and entrenched local companies;

●	to the extent we choose to make acquisitions to enable our international expansion efforts, the identification of suitable acquisition targets in the markets into which we want to expand;

●	difficulties in protecting intellectual property rights in international jurisdictions;

●	political and economic instability in some overseas markets;

●	difficulties in recruiting and managing local employees in overseas operations with different cultural backgrounds;

●	currency fluctuations and exchange rates; and

●	potentially adverse tax consequences or an inability to realize tax benefits.

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

We may acquire companies, assets or the rights to technologies in the future in order to develop new services or enhance existing services, to enhance our operating infrastructure, to fund expansion, to respond to competitive pressures or to acquire complementary businesses. For example, in April 2019 and September 2020, we made an equity investment in Beijing Huaxianglianxin Technology Co., Ltd., an MVNO that has entered into mobile data resale contracts with both China Mobile and China Unicom. In the same month, we established a long-term strategic partnership with the Shenzhen Branch of China United Network Communications Group Co., Ltd. to jointly improve network quality to achieve better user experience and services in various areas, and to collaborate with each other in joint marketing and promotional activities. In December 2020, we established a strategic cooperation relationship with China Vehicle Interconnected Transport Capacity Technology Co., Ltd. to develop intelligent container solutions in various areas for both domestic and international freight markets. Entering into these types of arrangements entails many risks, any of which could materially harm our business, including:

●	diversion of management’s attention from other business concerns;

●	failure to effectively integrate the acquired technology or company into our business;

●	incurring of significant acquisition costs;

●	loss of key employees from either our current business or the acquired business; and

●	assumption of significant liabilities of the acquired company.

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

We operate in the rapidly evolving international mobile data connectivity service industry and local mobile data connectivity service industry, which makes it difficult to predict our future results of operations. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by companies in evolving industries. Some of these risks and uncertainties relate to our ability to:

●	maintain our market share;

●	successfully expand into new businesses and explore additional monetization opportunities, such as mobile data connectivity services for local users such as GlocalMe Inside;

●	offer attractive, useful and innovative products and services to attract and retain a larger user base;

●	upgrade our technology to support increased traffic and expanded product and service offerings;

●	further enhance our brand;

●	respond to competitive market conditions;

●	respond to evolving user preferences or industry changes;

●	respond to changes in the regulatory environment and manage legal risks, including those associated with intellectual property rights;

●	maintain effective control of our costs and expenses;

●	execute our strategic investments and acquisitions and post-acquisition integrations effectively; and

●	build profitable operations in new markets we have entered into.

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

We may enter into joint ventures in the future. Such joint venture investments may involve risks not otherwise present in a branch or subsidiary, including, without limitation:

●	the risk that our joint venture partner might become bankrupt, insolvent or otherwise unable to meet its financial obligations under the terms of the joint venture;

●	the risk that our joint venture partner may at any time have economic or business interests or goals which are, or which become, inconsistent with our business interests or goals;

●	the risk that our joint venture partner may be in a position to take actions that are contrary to the agreed upon terms of the joint venture, our instructions or our policies or objectives;

●	the risk that we may incur liabilities as a result of an action taken by our joint venture partner;

●	the risk that disputes between us and our joint venture partner may result in litigation or arbitration that would increase our expenses and occupy the time and attention of our officers and directors;

●	the risk that neither joint venture partner may have the ability to unilaterally control the joint venture with respect to certain major decisions, and as a result an irreconcilable impasse may be reached with respect to certain decisions; and the risk that we may not be able to sell our interest in a joint venture when we desire to exit the joint venture, or at an attractive price.

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

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy the material weaknesses. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We have recognized a substantial amount of share-based compensation expense in the past and will incur additional share-based compensation expense in the future, which will have an impact on our results of operations.

In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme and the Amended and Restated 2019 Share Incentive Plan, which we refer to as the 2018 Plan and 2019 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 40,147,720 shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Plan is initially 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of February 28, 2023, the maximum number of issuable shares under the 2019 Plan was 26,353,926. As of February 28, 2023, 17,521,000 share options had been granted and outstanding under the 2018 Plan, 140,000 share options and 8,210,870 restricted share units had been granted and outstanding under the 2019 Plan. The vesting of the share options granted by us was conditional upon completion of our initial public offering, and upon the completion of such offering in 2020, we began to recognize a substantial amount of share-based compensation expense. We recognized share-based compensation expenses of US$50.6 million in 2020, US$8.8 million in 2021 and US$3.1 million in 2022, respectively. Moreover, with additional share options or other equity incentives granted to our employees or directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2018 Stock Option Scheme” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2019 Share Incentive Plan.”

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

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in local currencies of our markets in mainland China, Japan, Hong Kong, Taiwan, North America, Southeast Asia and Europe, among other currencies, while some of our costs and expenses are paid in other foreign currencies. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into foreign exchange derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

A significant portion of our business operations are conducted in mainland China. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by mainland China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. In addition, significant fluctuation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by mainland China’s exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

A portion of the technologies we use incorporates open-source software, and we may incorporate open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open-source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open-source software, or that we license such modifications or derivative works under the terms of the particular open source license.

Additionally, if a third-party software provider has incorporated open-source software into software that we license from such provider, we could be required to disclose or provide at no cost any of our source code that incorporates or is a modification of such licensed software. If an author or any third party that distributes open-source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we may need to incur significant legal expenses defending against such allegations and could be subject to significant damages and enjoined from the sale of our products and services that contained the open-source software. Any of the foregoing could disrupt the distribution and sale of our products and services and harm our business.

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

We may incur losses arising from our investment in financial investment products.

As of December 31, 2020, 2021 and 2022, we had US$37.0 million, US$24.6 million and US$11.7 million other investments, respectively. Other investments included: (i) in June 2020, we made an investment in an investment fund representing ownership interest in an entity, for which the underlying assets were comprised of debt and equity securities for a cash consideration of US$15 million; and (ii) in June 2020, we made an investment in an investment product for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures for a cash consideration of US$17 million with a period of three years. For more details, see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources.” We may invest in more financial investment products in the future. Financial investment products typically have high market risks, such as interest rate risk, equity risk, and credit risk. As a result, we may incur losses from our investment in the financial investment products in the event of significant market fluctuations. Such losses could materially and adversely affect our financial condition and results of operations.

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

We lease office space, warehouses, server rooms, data centers and counters. Generally, our leases provide us with the opportunity to renew the leases at our option for periods typically ranging from one to three years. For the leases that do not contain renewal options, or for which the option to renew has been exhausted or passed, we cannot guarantee the landlord will renew the lease, or will do so at a rate that will allow us to maintain profitability on that particular space. While we proactively monitor these leases and conduct ongoing negotiations with landlord, our ability to renegotiate renewals is inherently limited by the original contract language, including option renewal clauses. If we are unable to renew, we may incur substantial costs to move our infrastructure and to restore the property to its required condition. There is no guarantee that we will be able to find appropriate and sufficient space. The occurrence of any of these events could adversely impact our business, financial condition, results of operations and cash flows.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

Insurance companies in mainland China currently offer limited business insurance products. While we maintain product liability insurance coverage, we do not have any business liability or disruption insurance coverage for our operations. Any business disruption may result in our incurring substantial costs and the diversion of our resources. In addition, as we may purchase supplemental insurances to support our business expansion, our cost could be increased and our financial results could be negatively affected as a result.

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

Risks Related to Our Corporate Structure

If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council on December 11, 2001 and last amended with immediate effect on February 6, 2016, requires foreign-invested value-added telecommunications enterprises in mainland China to be established as Sino-foreign joint ventures, and foreign investors shall not acquire more than 50% of the equity interest of such an enterprise. In addition, the main foreign investor who invests in such an enterprise must demonstrate a good track record and experience in such industry. Moreover, the joint ventures must obtain approvals from the MIIT and the Ministry of Commerce of the PRC (“MOFCOM”), or their authorized local counterparts, before launching the value-added telecommunications business in mainland China. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

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

Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which foreign-owned companies are or restricted from conducting in mainland China. To comply with the laws and regulations of mainland China, we have conducted such business activities to offer internet access services through the former VIEs in mainland China. Beijing uCloudlink has entered into contractual arrangements with the former VIEs and their respective shareholders, and such contractual arrangements enable us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the former VIEs when and to the extent permitted by the laws of mainland China. Because of these contractual arrangements, we are the primary beneficiary of the former VIEs in mainland China for accounting purposes for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2020, 2021 and 2022 in this annual report.

As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China. Therefore, we initiated the Restructuring to adjust our local business in mainland China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. On March 17, 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated. We believe that the Restructuring did not affect our uCloudlink 1.0 international data connectivity services in mainland China. After the Restructuring, we now carry out the PaaS and SaaS platform services in mainland China, which were the primary business operated by the former VIEs, in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in mainland China. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

After the Restructuring, certain of our immaterial businesses are still in the process of reorganization. If any PRC authority finds that we, our mainland China subsidiaries or the former VIEs are in violation of any existing or future laws or regulations of mainland China or lack the necessary permits or licenses to operate any of our businesses in mainland China, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation: (i) imposing fines on us, (ii) confiscating any of our income that they deem to be obtained through illegal operations, (iii) discontinuing or placing restrictions or onerous conditions on our operations, (iv) placing restrictions on our right to collect revenues, and (v) shutting down our servers or blocking our mobile apps and websites. Any of these events could cause disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

In addition, although the contractual agreements with the former VIEs have been terminated on March 17, 2022, there are substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations, and rules relating to the agreements that established the former VIE structure for our operations in mainland China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. If the PRC government finds such agreements non-compliant with relevant laws of mainland China, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the years ended December 31, 2020, 2021 and 2022 included in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. COVID-19 had a severe and negative impact on Chinese and global economy in the past three years. Whether this will lead to a prolonged downturn in the economy is still unknown. The conflict between Ukraine and Russia and the imposition of broad economic sanctions on Russia may raise cost for our operations in Europe. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by mainland China’s companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of domestic companies or assets in mainland China to obtain CSRC approval prior to any public securities offerings on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on our and the former VIEs’ operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel, has advised us that, based on its understanding of the current laws and regulations of mainland China, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offerings are subject to this regulation; and (ii) we did not acquire any equity interests or assets of a “domestic company” as such terms are defined under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them. Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed mainland China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. However, the Opinions on Strictly Cracking Down Illegal Securities Activities were still leaving uncertainties regarding the interpretation and implementation of these opinions. It is possible that any new rules or regulations may impose additional requirements on us. Furthermore, the Review Measures required that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. According to the Data Export Measures, any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall apply for a security assessment by the CAC before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of mainland China. As uncertainties remain regarding to what extent we would be subject to such measures, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to rectify or terminate any actions that may be deemed illegal by regulatory authorities. It is uncertain whether we would be deemed as a CIIO, an online platform operator, or a data processor transferring important data outbound, which is under the censorship of the Review Measure or the Data Export Measures in the future. In the event that we become under investigation or review by the CAC, we may have to substantially change our current business and our operations may be materially and adversely affected. If it is determined in the future that CSRC approval or other procedural requirements are required to be met for and prior to an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in mainland China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of mainland China, delay or restrict the repatriation of the proceeds from an offering into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, which was open for public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

On February 17, 2023, the CSRC issued the Trial Measures, which will become effective on March 31, 2023. On the same date, the CSRC circulated the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing.

As of the date of this annual report, we have not received any inquiry or notice or any objection to this annual report from the CSRC, the CAC or any other PRC governmental authorities that have jurisdiction over our operations. However, given the current regulatory environment in mainland China, there remains uncertainty regarding the interpretation and enforcement of the laws of mainland China, which can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities. If the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver.

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

We have conducted our business in mainland China primarily through the former variable interest entities and their subsidiaries. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our previous auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our previous auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. For these reasons, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in mainland China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in mainland China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in mainland China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current regulations of mainland China permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with mainland China’s accounting standards and regulations. In addition, each of our mainland China subsidiaries and the former VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our mainland China subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures, including stricter vetting procedures for mainland China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of the domestic enterprise’s ownership interest in the offshore enterprise. The PBOC Circular 306 may constrain our mainland China subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our mainland China subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Under the EIT Law and related regulations, dividends, interests, rent or royalties payable by a foreign invested enterprise, such as our mainland China subsidiaries, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for a reduced rate of withholding tax. Undistributed profits earned by foreign-invested enterprises prior to January 1, 2008 are exempted from any withholding tax. The Cayman Islands, where UCLOUDLINK GROUP INC., is incorporated, does not have such a tax treaty with mainland China. Hong Kong has a tax arrangement with mainland China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the mainland China enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, UCLOUDLINK (HK) LIMITED, which directly owns our mainland China subsidiaries, is incorporated in Hong Kong. However, if UCLOUDLINK (HK) LIMITED is not considered to be the beneficial owner of dividends paid to it by our mainland China subsidiaries under the tax circulars promulgated in February and October 2009, such dividends would be subject to withholding tax at a rate of 10%. If our mainland China subsidiaries declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside mainland China to make loans to or make additional capital contributions to our mainland China subsidiaries and former VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our mainland China subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with relevant governmental authorities in mainland China. According to the relevant regulations on foreign-invested enterprises, or FIEs, in mainland China, capital contributions to our mainland China subsidiaries are subject to filing with the MOFCOM in its foreign investment comprehensive management information system and registration with other governmental authorities in mainland China. In addition, any loans provided by us to our mainland China subsidiaries and former VIEs are subject to mainland China’s regulations and foreign exchange loan registrations. Such loans to any of our mainland China subsidiaries and former VIEs cannot exceed a statutory limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable regulations of mainland China. Any loan to be provided by us to our mainland China subsidiaries and former VIEs with a term of one year or more must be recorded and registered with the NDRC. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Foreign Exchange.”

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

In light of the various requirements imposed by mainland China’s regulations on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiaries or former VIEs or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offerings to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Our use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to our business operations.

As of the date of this annual report, some of the lessors of our properties leased by us in mainland China have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant governmental authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or other parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. Although we may seek damages from such lessors, such leases may be void and we may be forced to relocate. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

In addition, some of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by relevant laws of mainland China. Though the failure to register leasehold interests may not void the respective lease agreement, it may expose us to potential warnings and penalties up to RMB10,000 per unregistered leased property.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. We receive a significant portion of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our mainland China subsidiaries to fund any cash and financing requirements we may have. Under existing foreign exchange regulations of mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in mainland China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our mainland China subsidiaries and consolidated affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

In light of the recent flood of capital outflows of mainland China due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises,” or HNTE, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink enjoy a preferential enterprise income tax rate of 15% as they are recognized as HNTEs by relevant PRC governmental authorities. Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will apply for renewing the qualification as an HNTE in June, 2023. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. In addition, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink enjoy other tax preferences, including the tax preference as the small and medium-sized technology-based enterprises. If Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

The M&A Rules and certain other mainland China’s regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise of mainland China. Moreover, the Anti-Monopoly Law requires that the anti-monopoly law enforcement authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the State Council that became effective in March 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. We cannot assure that our merge or acquisition activities, including but not limited to the Restructuring, have been or will be satisfied with the M&A Rules in all respects. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Mainland China’s regulations relating to offshore investment activities by domestic residents and enterprises of mainland China may increase our administrative burden and restrict our overseas and cross-border investment activities. If our domestic residents and enterprise shareholders fail to make any applications and filings required under these regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under the laws of mainland China.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires domestic residents or entities of mainland China to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such domestic residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. In addition, such domestic residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such domestic citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

If our shareholders who are domestic residents or entities of mainland China do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under the laws of mainland China for evasion of applicable foreign exchange restrictions.

We have notified all domestic residents or entities of mainland China who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being domestic residents of mainland China to complete the foreign exchange registrations, among which, some domestic residents are in the process of updating their registrations required in connection with our recent corporate restructuring, furthermore, the foreign exchange registrations of several domestic residents are yet to be completed, and there is no assurance that they will complete the relevant registrations finally, or at all. However, we may not be informed of the identities of all the domestic residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are domestic residents or entities of mainland China have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

In August 2014, the MOFCOM promulgated the Measures for the Administration of Overseas Investment, and in December 2014, the National Development Reform Committee, or the NDRC, promulgated the Administrative Measures for the Approval and Filing of Overseas Investment Projects. In December 2017, the NDRC further promulgated the Administrative Measures of Overseas Investment of Enterprises, which became effective in March 2018. Pursuant to these regulations, any outbound investment of domestic enterprises in the area and industry that is not sensitive is required to be filed with the MOFCOM and the NDRC or their local branch. Upon filing of an enterprise’s overseas investment, where there is any change in the overseas investment matters stated in the original Certificate of Overseas Investments of Enterprises, such enterprise shall complete change formalities with the MOFCOM or its local branches which processed the original filing. Regarding to the overseas reinvestments by the overseas enterprise, the entities registered in mainland China as the shareholder of such overseas enterprise, shall, upon completion of overseas legal formalities, report to the MOFCOM. Certain of our enterprise shareholders that are entities registered in mainland China have completed the filing with the MOFCOM, and have not yet completed filing with the NDRC and the report and change formalities with the MOFCOM as of the date of this annual report and we cannot assure you that they will be able to complete such filing in time or at all. Moreover, we can provide no assurance that we are or will in the future continue to be informed of the identities of all domestic residents and domestic enterprises holding direct or indirect interest in our company, and even if we are aware of such shareholders or beneficial owners who are domestic residents or enterprises of mainland China, we may not be able to compel them to comply with SAFE Circular 37 and outbound investment related regulations, and we may not even have any means to know whether they comply with these requirements. Any failure or inability by such individuals or enterprises to comply with SAFE and outbound investment related regulations may subject such individuals or the responsible officers of such enterprises to fines or legal sanctions, and may result in adverse impact on us, such as restrictions on our ability to distribute or pay dividends.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is uncertain how these regulations, and any future regulations concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. Due to the complexity and constantly changing nature of the foreign exchange and outbound investment related regulations as well as the uncertainties involved, we cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a domestic company registered in mainland China, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with mainland China’s regulations regarding the registration requirements for employee stock incentive plans may subject the plan participants or us to fines and other legal or administrative sanctions.

Under the applicable regulations and SAFE rules, domestic citizens of mainland China who participate in an employee stock ownership plan or a stock option plan in an overseas publicly listed company are required to register with SAFE and complete certain other administrative procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules. Pursuant to the Stock Option Rules, if a domestic resident participates in any stock incentive plan of an overseas publicly-listed company, a qualified domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating domestic residents’ foreign exchange income received from the sale of stock and dividends distributed by the overseas publicly listed company must be fully remitted into a domestic collective foreign currency account opened and managed by the domestic agent before distribution to such participants. We and our domestic resident employees who have been granted stock options or other share-based incentives of our Company are subject to the Stock Option Rules since our Company is an overseas listed company. If we or our domestic resident participants fail to comply with these regulations, we and/or our domestic resident participants may be subject to fines and legal sanctions and may also limit our ability to contribute additional capital into our mainland China subsidiaries and limit our mainland China subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under the laws of mainland China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Foreign Exchange—Regulations on Stock Incentive Plans.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in mainland China who exercise or transfer share options or are granted restricted shares will be subject to mainland China’s individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China noteholders, shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with its “de facto management body” within mainland China is considered a “resident enterprise” and will be subject to mainland China’s enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as Mainland China Tax Resident Enterprises on the basis of de facto management bodies, or the SAT Circular 82, issued by SAT on April 22, 2009, and further amended on December 29, 2017, provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that UCLOUDLINK GROUP INC. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our noteholders and shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise noteholders and shareholders (including our ADS holders) may be subject to mainland China’s tax at a rate of 10% on gains realized on the sale or other disposition of the notes. ADSs or ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland-China individual noteholders and shareholders (including our ADS holders) and any gain realized on the transfer of the notes. ADSs or ordinary shares by such holders may be subject to mainland China’s tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from sources of mainland China. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-mainland-China shareholders of UCLOUDLINK GROUP INC. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that UCLOUDLINK GROUP INC. is treated as a mainland China resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfer of equity interests in mainland China resident enterprises by their non-resident holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-Resident Enterprises, or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of domestic assets, including a transfer of equity interests in an unlisted non-resident holding company of a mainland China resident enterprise, by non-resident enterprises may be re-characterized and treated as a direct transfer of the underlying domestic assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China’s enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10%, for the transfer of equity interests in a mainland China resident enterprise. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues of Tax Withholding regarding Non-resident Enterprise Income Tax, or Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-resident enterprises. Our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under Bulletin 37 and Bulletin 7.

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

The enforcement of the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.

The SCNPC enacted the Labor Contract Law in 2008 and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous labor laws of mainland China. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In the case of retrenching 20 or more employees or where the number of employees to be retrenched is less than 20 but comprises 10% or more of the total number of employees of such employer under certain circumstances, the employer shall explain the situation to the labor union or all staff 30 days in advance and seek the opinion of the labor union or the employees, the employer may carry out the retrenchment exercise upon reporting the retrenchment scheme to the labor administrative authorities. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. If we fail to make adequate social insurance and housing fund contributions, or fail to withhold individual income tax adequately, we may be subject to fines and legal sanctions, and our business, financial conditions and results of operations may be adversely affected. In our operation history, certain of our mainland China subsidiaries have not made adequate contributions to employee benefit plans, or not withheld individual income tax adequately, as required by applicable laws and regulations of mainland China. In addition, certain of our mainland China subsidiaries engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies will make such contributions in full in a timely manner, or at all. As of the date of this annual report, we are not aware of any notice from regulatory authorities in this regard, which may result in a material adverse effect on us. However, we cannot assure you that the relevant regulatory authorities will not require us to pay outstanding amounts and impose late payment penalties or fines on us, which may materially and adversely affect our business, financial condition and results of operations.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations. Due to the Company’s recent business development and further corporate restructuring plan, a certain number of our employees may be eliminated and we may encounter additional risks related to labor disputes. As of the date of this annual report, we are not aware of any significant dispute or claim from our employees.

Some of our service stores in mainland China may have engaged in business activities without the necessary approvals from or registration with local authorities, which could subject us to fines or other penalties that may negatively impact our results of operations or interfere with our ability to operate our business.

As required by the laws of mainland China, a company that uses an office in a location outside its domicile to conduct business operation must register such office as a branch company with the competent local authority. As of February 28, 2023, we registered 13 branches in mainland China, of which 11 are registered for the purpose of picking-up and returning terminals, while some of our service stores established for the purpose of picking-up and returning terminals are not registered as branches. As we quickly expand our operations, we may need to register additional branch companies from time to time. However, whether a service store or a pick-up point will be deemed as having business nature or otherwise qualified for branch company registration is subject to the sole discretion of the government authorities. We cannot assure you that the governmental authorities will take the same view with us on whether a service store or picking up point is required or qualified to be registered as a branch company. If the government authorities find that we fail to complete branch company registrations for any of our service stores or pick-up points in a timely manner or otherwise violate relevant regulations on branch companies, we may be subject to penalties, including fines, confiscation of income, or being ordered to cease business. We may be subject to these penalties as a result of our failure to meet the registration requirements, and these penalties may substantially inhibit our ability to operate our business. The maximum potential penalty we may be subject to is RMB100,000 for our failure to register a service store or pick-up point as a branch company if the government authorities determine that such branch company registrations are required.

Risks Related to The ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to you.

The trading price of our ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Market in June 2020. The trading price of the ADSs may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the trading price of the ADSs.

In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry, users, suppliers or third-party sellers;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other players in the industry;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	conditions in the mobile data connectivity service market;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	litigation or other legal proceedings involving us;

●	detrimental negative publicity about us or our industry;

●	release or expiry of lock-up or other transfer restrictions on our issued and outstanding shares or ADSs; and

●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

If we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.

Our ADSs are currently listed on the Nasdaq Global Market, or Nasdaq. The Nasdaq Listing Rules have minimum requirements that a company must meet for continued listing on Nasdaq. These requirements include maintaining a minimum bid price of US$1.00 per ADS and a minimum market value of publicly held shares of US$5 million for a period of 30 consecutive trading days, among others. On September 12, 2022, we received a written notification from Nasdaq indicating that for the last 30 consecutive business days, the closing bid price for the ADSs was below the minimum bid price of US$1.00 per share requirement. We were granted a grace period of 180 calendar days, expiring on March 13, 2023, to regain compliance. We regained compliance with the minimum bid price requirement on November 22, 2022. On September 22, 2022, we received a notice from Nasdaq indicating that we no longer meet the continued listing requirement of minimum Market Value of Publicly Held Shares (“MVPHS”) for the Nasdaq Global. Market because our MVPHS for the last 30 consecutive business days was below the minimum MVPHS requirement of US$5 million. We were granted a grace period of 180 calendar days, expiring on March 21, 2023, to regain compliance. We regained compliance with the minimum MVPHS requirement om November 16, 2022. We also received a notification letter from Nasdaq indicating that we did not comply with the continued listing requirement of minimum stockholders’ equity for the Nasdaq Global Market. We regained compliance with the alternative on December 5, 2022.

As of the date of this annual report, we are in compliance with the requirements for continued listing on Nasdaq. However, there can be no assurance that we will stay compliant with the requirements for continued listing at all times going forward. The delisting of our ADSs or transfer of listing may significantly reduce the liquidity of our ADSs, cause further declines to the market price of our ADSs, and make it more difficult for us to obtain adequate financing to support our continued operation.

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

Our two founders, Mr. Chaohui Chen and Mr. Zhiping Peng, beneficially own all of our issued Class B ordinary shares. As of February 28, 2023, these Class B ordinary shares constituted approximately 33.0% of our total issued and outstanding share capital and 88.1% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent more than 6.2% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 11.8% of our total issued and outstanding share capital. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are an exempted company incorporated under the laws of the Cayman Islands. A majority of our assets are located in mainland China and Hong Kong. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands company that are listed on the Nasdaq Global Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq listing standards. For example, neither the Companies’ Act of the Cayman Islands nor our memorandum and articles of association requires us to hold an annual general meeting, and we did not hold an annual general meeting in 2022. We also relied on home country practice to sell or potentially issue securities equaling 20% or more of our ordinary shares without obtaining shareholders’ approval. As we rely on home country practice with respect to our corporate governance, and our shareholders may be afforded less protection than they otherwise would under Nasdaq listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States holders of the ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat the former VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. Assuming that we are the owner of the former VIEs for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of the consolidated affiliated entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, in comparison with a private company, we need an increased number of independent directors and have to adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

In addition, we conduct our business through the following entities:

primarily for marketing and sales:

●	UCLOUDLINK (UK) CO. LTD in the UK in October 2014;

●	Ucloudlink (America), Ltd. in the United States in August 2016;

●	UCLOUDLINK (SINGAPORE) PTE. LTD. in Singapore in May 2017;

●	UCLOUDLINK SDN. BHD. in Malaysia in August 2017;

●	uCloudlink Japan Co., Ltd. in Japan in March 2018;

●	UCLOUDLINK UK LIMITED in the UK in February 2021;

primarily for technology research and development:

●	Shenzhen Ucloudlink Technology Limited in mainland China in July 2015; and

primarily for hardware exportation:

●	Shenzhen uCloudlink Co., Ltd. in mainland China in June 2018.

We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd. as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. We refer to Shenzhen uCloudlink and Beijing Technology collectively as the former VIEs in this annual report. Our contractual arrangements with the former VIEs and their shareholders allow us to (i) exercise effective control over the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by the laws of mainland China. For more details, including risks associated with the former VIE structure, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in Beijing uCloudlink and the historical VIE contractual arrangements, we are regarded as the primary beneficiary of the former VIEs, and we treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. Prior to the termination of our historical contractual arrangements with the former VIEs and their shareholders, we have consolidated the financial results of the former VIEs and their respective subsidiaries with our consolidated financial statements in accordance with U.S. GAAP for the years ended 2020, 2021 and 2022 in this annual report.

In February 2022, we established Shenzhen Yulian Cloud Technology Co., Ltd. under Shenzhen uCloudlink Network Technology Co., Ltd. to facilitate our business development in mainland China.

As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China. Therefore, we initiated the Restructuring to adjust our local business in mainland China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. On March 17, 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated. After the Restructuring, we now carry out the PaaS and SaaS platform services in mainland China, which were the primary business operated by the former VIEs, in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in mainland China. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

On June 9, 2020, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “UCL.” We raised from our initial public offering US$27.6 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

In January 2022, we entered into definitive agreements with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global (“Yorkville”), pursuant to which we issued and sold convertible debentures in a principal amount of US$5.0 million to Yorkville at a purchase price equal to 95% of the principal amount through private placement at a rate of 5% per year. The convertible debentures will mature upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date. Subject to and upon compliance with the terms of the convertible debentures, Yorkville has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, we will deliver to Yorkville our Class A ordinary shares, par value US$0.00005 per share, which may be represented by the ADSs. The conversion price shall be the lower of (i) US$3.50 per ADS, or (ii) 85% of a reference price benchmarked against the trading price of the Company’s ADSs. In addition, we also issued to Yorkville 1,000,000 Class A ordinary shares as commitment fee at closing. In October 2022, we redeemed US$1.0 million principal amount of the convertible debentures, and Yorkville had, from time to time, converted all of the remaining amount for an aggregate of 76,943,540 Class A ordinary shares.

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

Overview

We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowance shared by network operators on our marketplace. We have aggregated mobile data traffic allowances from 337 mobile network operators (MNOs) in 144 countries and regions in our cloud SIM architecture as of December 31, 2022.

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

Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, allowing users to enjoy a smooth mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 144 countries and regions we cover. In 2022, average daily active terminals connected to our platform reached approximately 290,500 and each of our active terminals on average used 1,745 megabytes of mobile data per day. In addition to mobile data users, we also create unique values to the other stakeholders in the telecommunications industry worldwide, including smartphone and smart-hardware companies, mobile virtual network operators (MVNOs), MNOs and more broadly to society. Our business partners can also utilize our platform-as-a-service (PaaS) and software-as-a-service (SaaS) to manage their business operations such as connectivity management, terminal management, customer relationship management (CRM) system and big data analysis, thereby improving end-users’ experience with their services.

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

Average daily active terminals connected to our platform decreased by 2.3% from approximately 246,618 in 2020 to 241,046 in 2021, and increased by 20.5% to 290,507 in 2022. The average daily data usage per active terminal decreased from 2,254 megabytes in 2020 to 1,941 megabytes in 2021, and decreased to 1,745 megabytes in 2022. Total data consumed through our platform were approximately 193,400, 162,879 and 176,499 terabytes in 2020, 2021 and 2022, respectively, including data consumed by users who contributed to our revenues from data connectivity services, which we procured, and data consumed by users who did not contribute to our revenues from data connectivity services, which our business partners procured. In addition, the demand for our uCloudlink 2.0 business increased during the COVID-19 pandemic and the demand of local data connectivity services continued to be strong, primarily due to the development of our local mobile broadband (MBB) business in Japan and the expansion of GlocalMe brand in North America. We generate revenue primarily from our mobile data connectivity services and hardware terminals that incorporate the services. Our revenues decreased from US$89.6 million in 2020 to US$73.8 million in 2021, and decreased to US$71.4 million in 2022. Our gross margin decreased from 31.6% in 2020 to 29.6% in 2021, but increased to 45.5% in 2022. We had a net loss of US$63.4 million in 2020, a net loss of US$46.0 million in 2021, and a net loss of US$19.9 million in 2022. In 2020, 2021 and 2022, we generated 89.2%, 94.8% and 97.4%, respectively, of our revenues from customers outside of mainland China.

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

uCloudlink 3.0 models features a full-blown marketplace of data traffic. We anticipate that our proposed uCloudlink 3.0 model has the potential to further improve the efficiency of data connectivity services through our innovative cloud SIM architecture that is compatible with multiple technologies, including physical SIM, soft SIM and eSIM. We plan to establish and expand our data traffic marketplace to promote mobile data transaction and sharing by integrating our Cloud SIM technology and other technologies, such as blockchain technology. This business is in its trial. We believe that the success of our uCloudlink 1.0 and uCloudlink 2.0 models will pave the path for the development of uCloudlink 3.0 model.

To support our business evolution from 1.0 model to 3.0 model, we have strategized our cloud SIM business model in three key stages to fully capitalize the value of our cloud SIM technology and architecture:

●	Stage 1 - B2C Retail: We started our business primarily by selling or leasing GlocalMe hardware and data packages directly to retail consumers in order to gain market recognition and to prove our cloud SIM technology and architecture, as well as the scalability and profitability of our business model. We provide high quality data connectivity services to end-users backed up by our PaaS and SaaS.

●	Stage 2 - B2B2C Wholesale: Once we have proved the concept of cloud SIM, and gained tractions from the market on our product and services, we are able to attract local business partners to collaborate with us and distribute our hardware and data packages in their countries and regions. Our business partners tailor their marketing strategies to resell or lease our hardware and data packages to their local audience, and these tailored operations have helped us expedite our global expansion. Our business partners can also manage their business via our PaaS and SaaS to provide better services to their end-users, including connectivity management, terminal management, terminal rental and sales, customer service systems (CRM), and big data analysis.

●	Stage 3 - PaaS/SaaS Platform based connectivity ecosystem: With extensive experience at serving our business partners across the globe, our core cloud SIM technology, hyper-connectivity technology and architecture became more mature and comprehensive, and we are able to open up our proprietary platform and software to our business partners to support their operations. Our business partners can rely on our PaaS and SaaS platform for SIM and connectivity management, and focus on sales and marketing, as well as procure customized ODM (Original Design Manufacture) hardware and data packages from their proprietary sources to fully exploit their edge in their local markets. Such specialization enables us and our business partners to operate more efficiently.

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

The key advantages of our cloud SIM technology include:

●	Availability. Users are no longer limited to one particular MNO. MNOs become suppliers of data traffic and can be easily replaced by their competitors.

●	Hyper-connectivity. Cloud SIM technology allows dynamic selection of network services based on signal coverage and cost to achieve better network quality and more reliable connection with flexible solution. The definition of hyper-connectivity includes level one which is the evaluation of connection quality of various wireless-access networks, level two which is network selection and optimization based on cloud SIM technology and level three which is optimizing and acceleration of application routing. Our platform supports various kind of SIM cards and enables users to smoothly switch between multiple types of network. Our cloud SIM technology such as smart multi-network reselection technology reduces network crossing time to milliseconds and facilitates cloud application. We believe hyper-connectivity will bring higher efficiency and better experience to our business partners and users, respectively.

●	Security. The cloud SIM technology follows the existing telecoms technology and presents no additional security risk.

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

Our SIM Banks. We operate our own distributed SIM banks to host a large number of local data SIM cards, which altogether enable us to provide global mobile data connectivity services in 144 countries and regions, including those countries traditionally renowned for high roaming cost. With cloud SIM technology, we simply purchase and use local SIM cards locally, reducing our data cost and eliminating the need to negotiate complicated roaming terms with MNOs. See “Item 4. Information on the Company—B. Business Overview—Mobile Data Procurement and Management.”

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

Cloud Infrastructure. We have built a robust technology infrastructure to support the delivery of mobile data connectivity solutions globally. We currently utilize third-party clouds to host our network infrastructure and cloud SIM platform servers. Cloud infrastructure allows elastic and distributed supply of computing power and bandwidths to accommodate traffic spikes, increasing the robustness of our system. When we experience elevated demand from our users, for example during summer holidays or other peak traveling seasons, we may expand our cloud SIM platform efficiently in various countries and regions to address the increased demand. In the unlikely event that our access to one of our platform servers is interrupted, cloud technology allows immediate service supplement from servers in other places to fill in and provide continuous services. We also back-up our servers and data on a daily basis using cloud technology to minimize the risk of data loss, which enables instant system restoration and reliable service.

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

Direct Sales

We also directly sell our GlocalMe portable Wi-Fi solutions to enterprise and retail customers through online and offline channels in multiple countries and regions, such as China, Japan, Europe and the United States. Frequent cross-border travelers and enterprise customers may be better off by buying our terminals with data plans instead of short-term leasing. Our customers also include local users who seek to access more reliable and less expensive mobile data network locally following uCloudlink 2.0 model. We generate revenue by selling the solutions, including the hardware and data packages for future use. We also generate revenue when users purchase additional data package through our products. Users may purchase our terminals on online e-commerce platforms such as Amazon and T-mall. Since 2021, in order to further elevate our local service brand GlocalMe, we have enhanced our e-commerce exposure in key markets such as the United States, Europe and Southeast Asia, optimized our websites and streamlined our sales team.

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

Our distributed SIM card pool includes distributed SIM banks that may be operated by our business partners locally to maintain and manage their SIM cards, which will be dispatched through our cloud SIM platform. Our business partners include MNOs, MVNOs, portable Wi-Fi rental companies, and smartphone and smart-hardware companies. See “Item 4. Information on the Company—B. Business Overview—Our Cloud SIM Technology and Architecture—Cloud SIM Architecture.”

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

Collaboration with Mobile Terminal Business Partners

We partner with various smartphone manufacturers to provide GlocalMe Inside implementation in certain mobile phone models. We sell data packages to mobile terminal users through GlocalMe Inside implementation ourselves or through our mobile terminal brand business partners. We collect user payment when they purchase data packages through the pre-installed app and will pay the smartphone company a pre-determined percentage of such payments we received as commissions. The percentage depends on the nature of the collaborations and the countries where the mobile terminal users are using our mobile data connectivity services. For GlocalMe Inside implementation, we piggyback our business partners’ sales efforts to sell their mobile terminals with our data connectivity services embedded. Alternatively, we can become distribution channels of our business partners by selling their terminals and our mobile data connectivity services. In September 2019, we began this model whereby we purchase handsets from our business partners, then implement GlocalMe Inside, and sell the handsets to wholesalers.

GlocalMe World Phone

Prior to the commercialization of GlocalMe Inside in third-party mobiles terminals, we launched GlocalMe World Phones in 2018, mobile phones that come with GlocalMe Inside implementation and allow users to easily gain access to data network options through GlocalMe Connect app, showcasing our GlocalMe Inside technology. GlocalMe World Phones can instantly connect to global and local mobile network without extra equipment or changing SIM card using our cloud SIM technology. They monitor the network performance in real time and automatically switch to the better available network locally. At the same time, GlocalMe World Phones can serve as Wi-Fi hotspot for five simultaneous connections. We generate revenue by selling the hardware products and offering data packages for the smartphones. We have terminated the World Phones sales in 2022.

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

Mobile Data Procurement and Management

We provide mobile data connectivity services to our users, and collaborate with business partners by assisting them with servicing their users. Data allowance originally purchased by us, which was primarily used by users who contributed to our revenues from data connectivity services, decreased from approximately 19,200 terabytes in 2020 to 19,000 terabytes in 2021, and increased to 20,747 terabytes in 2022, while data originally purchased by our business partners, which was primarily used by users who did not contribute to our revenues from data connectivity services, decreased from approximately 174,100 terabytes in 2020 to 143,800 terabytes in 2021, and increased to 155,752 terabytes in 2022.

Data Procurement

Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies. We have aggregated mobile data traffic allowances from 337 MNOs in 144 countries and regions in our cloud SIM architecture. When we start to offer uCloudlink 3.0 model in the future, users will also become our suppliers of mobile data. We have a dedicated team of data procurement personnel to purchase global mobile data from various sources. Our data purchasing team covers 144 countries and regions, divided by geographic regions and languages.

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

As we have aggregated mobile data traffic allowances from 337 MNOs, we possess bargaining power during the negotiation due to competition among MNOs and sometimes offer bidding process to purchase data with better price and terms. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. We further increase our bargaining power from our algorithm on pricing and user demand prediction. We technically analyze data packages across MNOs and other data suppliers and choose the combination with lower price or better network coverage. As our service maximizes network utilization, simplifies the cooperation among MNOs, improves network coverage and service quality of MNOs and fully utilizes network capacity, especially 5G, MNOs are more willing to offer us leftover data with low price.

Our operation under uCloudlink 2.0 model involves the purchase and use of local data, and some local regulator require additional telecommunication licenses and permits. We make efforts to obtain the requisite licenses and permits by collaborating with or forming joint venture with local business partners who possess such licenses and permits or by applying by ourselves. For example, in April 2019 and September 2020, we made an investment in a licensed MVNO primarily engaged in telecommunications related business, which was successfully listed on the China National Equities Exchange and Quotations (“NEEQ”) on January 12, 2023.

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

Research and Development

We invest significant resources in research and development to improve our technology and develop solutions supporting our cloud SIM operations. We incurred US$26.4 million, US$13.7 million and US$8.4 million of research and development expenses in 2020, 2021 and 2022, respectively.

We have a team of experienced engineers who are primarily based in China. We recruit most of our engineers locally and have established various recruiting and training programs to keep them abreast of the most advanced technologies. As of December 31, 2022, our technology team had a total of 141 engineers, primarily focusing on the development of cloud SIM technology and our architecture, firmware and software development, big data analysis and hardware development.

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

We adopt security and data privacy practices in compliance with local cyber security law and data privacy regulations in the countries and regions that we operate, including cyber security law of mainland China and GDPR. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business” and “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Internet Information Security and Personal Information Protection.”

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2022, we owned 130 patents relating to the cloud SIM technology in mainland China, Japan, United States and other jurisdictions, and had 45 pending patent applications. Our patents cover our key technologies, including cloud SIM architecture and supporting terminals, design patents, hardware antenna and hardware configuration. We also own 109 registered trademarks, including GlocalMe, Roamingman and uCloudlink, copyrights to 43 software programs developed by us relating to various aspects of our operations, and 35 registered domain names, including www.ucloudlink.com, www.GlocalMe.com and www.roamingman.com.

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

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We have contracted with leading insurance companies and providers to obtain insurance coverage for product liability and freight transportation. In addition to providing social insurance for our employees as required by the laws of mainland China, we also provide supplemental commercial medical insurance for our employees. We have maintained product liability insurance for our terminals.

Regulation

This section sets forth a summary of the principal laws and regulations of mainland China and Hong Kong which are relevant to our business and operations.

Mainland China

Regulations Related to Foreign Investment

Company Law of the PRC

The Company Law of the PRC, or the Company Law, which was promulgated by the SCNPC, on December 29, 1993, came into effect on July 1, 1994, and was most recently amended in 2018, provides that companies established in mainland China may either be limited liability companies or companies limited by shares. Each company has the status of a legal person and owns its own assets. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

Guidance Catalog of Industries for Foreign Investment

Investment activities in mainland China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalog (2017 Edition), which was promulgated by the MOFCOM and the NDRC on June 28, 2017 and became effective on July 28, 2017, and the Provisions on Guiding Foreign Investment Direction, which was promulgated by the State Council on February 11, 2002 and came into effect on April 1, 2002, classify all foreign investment projects into four categories: (1) encouraged projects, (2) permitted projects, (3) restricted projects, and (4) prohibited projects.

On December 27, 2021, the NDRC, and the MOFCOM, promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the Negative List (2021 Version), which came into effect on January 1, 2022. In addition, the NDRC and the MOFCOM promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the 2022 Encouraged Industry Catalogue, which came into effect on January 1, 2023. Industries not listed in the 2021 Negative List (2021 Version) and 2022 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other laws of mainland China. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

The Catalog, along with the Negative List, governs investment activities in mainland China by foreign investors. Industries not listed in the Catalog and the Negative List are generally deemed as falling into the “permitted” category, unless specifically restricted by other laws and regulations of mainland China. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases mainland China shareholders are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The value-added telecommunications services carried on by us in mainland China falls in the restricted category, and foreign investors cannot hold over 50% of equity interests in entities providing such services.

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

Foreign Investment Law of the PRC

The Foreign Investment Law of the PRC was formally adopted by the Second session of the 13th NPC on March 15, 2019, which came into effect on January 1, 2020 and, together with their implementation rules and ancillary regulations, replaced the trio of laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law of the PRC, the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and the Wholly Foreign-owned Enterprise Law of the PRC. The organization form and activities of foreign-invested enterprises shall be governed, among others, by the laws of the Company Law of the PRC and the Partnership Enterprise Law of the PRC. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law of the PRC is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the Negative List recently effective on January 1, 2022 and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of the former VIE structures.

Foreign investors’ investment, earnings and other rights and interests within the territory of mainland China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, foreign invested enterprises can participate in the formulation of standards in an equal manner and can participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. In carrying out business activities, foreign invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

Regulations Related to Telecommunications Service

Telecommunications Regulations of the PRC (2016 Revision)

The Telecommunications Regulations of the PRC (2016 Revision), or the Telecom Regulations, which was promulgated on September 25, 2000 by the State Council and most recently amended on February 6, 2016, provides a regulatory framework for telecommunications services providers in mainland China. As required by the Telecom Regulations, a commercial telecommunications service provider in mainland China shall obtain an operating license from the MIIT, or its counterparts at provincial level prior to its commencement of operations. The Telecom Regulations categorize all telecommunication businesses in mainland China as either basic telecommunication services or value-added telecommunications services.

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

Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision)

The Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), or the Telecom License Measures, which was promulgated by the MIIT on March 1, 2009 and last amended on July 3, 2017, requires that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services, or VATS License. The Telecom License Measures further prescribes types of requisite licenses for VATS Licenses together with qualifications and procedures for obtaining such VATS Licenses. Where telecommunications services providers need to continue telecommunications business upon the expiry of their VATS Licenses, they shall file an application for renewal of their VATS Licenses to the original issuing authority 90 days in advance. Apart from the approval of the CSRC, the CAC or other PRC government authorities that may be required in connection with our offshore offerings under the laws of mainland China, we and our mainland China subsidiaries are not required to obtain other permissions from Chinese authorities for our material operations in mainland China and issuance of securities to foreign investors.

Administrative Measures on Internet Information Services (2011 Revision)

The Administrative Measures on Internet Information Services (2011 Revision), which was promulgated on September 25, 2000 and amended on January 8, 2011 by the State Council, requires that commercial internet information services providers, which mean providers of information or services to internet users with charge, shall obtain a VATS License with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within mainland China.

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in mainland China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested value-added telecommunications enterprises in mainland China to be established as Sino-foreign equity joint ventures and the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

On July 13, 2006, the predecessor of the MIIT, the Ministry of Information Industry, or the MII, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, or the MII Circular. The MII Circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in mainland China. Furthermore, under the MII Circular, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in the MII Circular and cure such non-compliance, the MII or its local counterparts have the discretion to take measures against such license holders, including revoking their VATS Licenses.

Shenzhen uCloudlink Network Technology Co. Ltd. obtained the VATS License issued by the MIIT in 2017 for conducting business of information technology services and sales of terminals and data related products. As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China, and we believe the VATS License is no longer required. The VATS License previously held by Shenzhen uCloudlink Network Technology Co. Ltd. was terminated during the Restructuring.

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

Circular on Formal Commercialization for Resale of Mobile Communications, which was promulgated by the MIIT on April 28, 2018 and came into effect on May 1, 2018, private-owned enterprises, state-owned enterprises and foreign-invested enterprises which are incorporated within mainland China are able to apply for the operation of mobile telecommunications resale business. Enterprises which operate the mobile telecommunications resale business shall obtain corresponding telecommunications business operating licenses. For those enterprises which hold the approval granted by the MIIT in relation to the Pilot Scheme, they shall renew their business contracts with MNOs and apply to change such approval for a new telecommunications business operating license.

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

Regulations Related to Manufacture and Sell of Portable Wi-Fi terminals

Administrative Regulations for Compulsory Product Certification

According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, which has merged into the SAMR, on July 3, 2009, and last amended on September 29, 2022, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified, or the Compulsory Product Certification, and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogs, unified compulsory requirements, standards and compliance assessment procedures in technical specification.

Radio Transmission Equipment

The seller of radio component products in mainland China is required to obtain the Radio Transmission Equipment Type Approval Certificate in accordance with the Radio Regulation of the PRC, which was promulgated by the State Council, Central Military Commission on September 11, 1993, and amended on November 11, 2016, and the Administrative Regulations on Manufacturing of Radio Transmission Equipment, promulgated by the State Radio Regulation Committee and the State Bureau of Technical Supervision on October 7, 1997. To apply for the Radio Transmission Equipment Type Approval Certificate, major technical materials illustrating its functions, and the approval test report issued by a designated test agency with regard to the equipment type within the latest six months, must be submitted. According to the Circular of the Ministry of Industry and Information Technology on Issuing the Implementing Measures for the Record-filing of Sale of Radio Transmission Equipment (for Temporary Implementation), which was promulgated by the MIIT on December 26, 2018 and took effect on March 1, 2019, sellers shall, within 10 business days from the date of selling the transmission equipment, file their identity information and information of their products with the radio management institutions at provincial level through the information platform.

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

Regulations Related to Internet Information Security and Personal Information Protection

Regulations related to Internet Information Security

(i)	Decisions on Maintaining Internet Security

Internet content in mainland China is regulated and restricted from a state security standpoint. The Decisions on Maintaining Internet Security, which was introduced and enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in mainland China for any effort to: (1) use the Internet to market fake and substandard products or carry out false publicity for any commodity or service; (2) use the Internet for the purpose of damaging the commercial goodwill and product reputation of any other person; (3) use the Internet for the purpose of infringing on the intellectual property of any person; (4) use the Internet for the purpose of fabricating and spreading false information that affects the trading of securities and futures or otherwise jeopardizes the financial order; or (5) create any pornographic website or webpage on the Internet, providing links to pornographic websites, or disseminating pornographic books and magazines, movies, audiovisual products or images. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content and require Internet service providers to take proper measures, including anti-virus, data backup and other related measures, and keep records of certain information about the users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information and keep relevant records. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

(ii)	Decision on Strengthening Network Information Protection

PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. In December 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the Internet. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication services and Internet information services in mainland China. Telecommunication business operators and Internet service providers are required to establish their own rules for collecting and use of users’ information and cannot collect or use users’ information without their consent. Telecommunication business operators and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information.

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

(iii)	Cybersecurity Law of the PRC

On November 7, 2016, the SCNPC published Cybersecurity Law of the PRC, or the Cybersecurity Law, which took effect on June 1, 2017 and requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructures shall store within the territory of mainland China all the personal information and important data collected and produced within the territory of mainland China, and their purchase of network products and services that may affect national securities shall be subject to national cyber security review. The PRC Cyber Security Law also requires that network operators shall take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations.

On July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cyber Security Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. In addition, on September 12, 2022, the CAC released the Decision on Amending the Cybersecurity Law of the PRC (Draft for Comments) to solicit public opinions by September 29, 2022, aiming to further protect cybersecurity and effectively ensure the alignment between the Cybersecurity Law and other newly promulgated laws and regulations.

(iv)	Measures for Cybersecurity Review and Information Security Technology Personal Information Security Specification

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

Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Securities Activities Opinions. The Securities Activities Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

Measures on Security Assessment of Cross-border Data Transfer

On July 7, 2022, the CAC promulgated the Measures on Security Assessment of Cross-border Data Transfer which became effective on September 1, 2022. The data export measures requires that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall apply for a security assessment by the CAC before transferring any personal information abroad, including the following circumstances: (i) important data will be provided overseas by any data processor; (ii) personal information will be provided overseas by any operator of critical information infrastructure or any data processor who processes the personal information of more than 1,000,000 individuals; (iii) personal information will be provided overseas by any data processor who has provided the personal information of more than 100,000 individuals in aggregate or has provided the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of last year; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. A data processor shall, before applying for the security assessment of an outbound data transfer, conduct a self-assessment of the risks involved in the outbound data transfer. The security assessment of a cross-border data transfer shall focus on assessing the risks that may be brought about by the cross-border data transfer concerning national security, public interests, or the lawful rights and interests of individuals or organizations.

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

The laws and regulations of mainland China do not prohibit network operators from collecting and analyzing personal information from their users, however, such laws and regulations can impose stringent requirements. As the date hereof, to the best of our knowledge, we are not aware any material noncompliance as a result of collecting and analyzing users’ personal information in our operation.

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

According to the Consumer Rights and Interests Protection Law, unless otherwise provided by this law, a business that provides products or services shall, in any of the following circumstances, bear civil liability in accordance with the Product Quality Law and other relevant laws and regulations: (i) where a defect exists in a product; (ii) where a commodity does not possess functions it is supposed to possess, and it is not declared when the product is sold; (iii) where the product standards indicated on a product or on the package of such product are not met; (iv) where the quality condition indicated by way of product description or physical sample, etc. is not met; (v) where products pronounced obsolete by formal State decrees are produced or have expired, or deteriorated commodities are sold; (vi) where a sold product is not adequate in quantity; (vii) where the service items and charges are in violation of an agreement; (viii) where demands by a consumer for repair, redoing, replacement, return, making up the quantity of a product, refund of a product purchase price or service fee or claims for compensation have been delayed deliberately or rejected without reason; or (ix) in other circumstances whereby the rights and interests of consumers, as provided by the laws and regulations of mainland China, are harmed.

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

Regulations Related to Intellectual Property Right

Patents

Patents in mainland China are principally protected under the Patent Law of the PRC. According to the Patent Law of the PRC (Revised in 2020) promulgated by the SCNPC, there are three types of patents, “invention”, “utility model” and “design”. Invention patents, design patents and utility model patents are valid respectively for twenty years, fifteen years, and ten years, from the date of application. The mainland China’s patent system adopts a “first come, first grant” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. A third party must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of the patent rights. The mainland China’s patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability.

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

Social Insurance and Housing Fund

Enterprises in mainland China are required by the Social Insurance Law of the PRC promulgated by the SCNPC in October 2010, which became effective in July 2011 and was amended on December 29, 2018, or the Social Insurance Law, the Regulations on Management of Housing Provident Fund released by the State Council in April 1999, and amended in March 2002 and March 2019, and other related rules and regulations, to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject employers to fines and other administrative sanctions.

Regulations Related to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (1) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended in February 2017 and December 2018 respectively, and (2) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008 and amended in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in mainland China, including foreign-invested enterprises and domestic enterprises, unless they are qualified for certain exceptions.

In addition, according to the EIT Law, enterprises registered in countries or regions outside mainland China but have their “de facto management bodies” located within mainland China may be considered as mainland China resident enterprises and are therefore subject to mainland China’s enterprise income tax at the rate of 25% on their worldwide income. Though the implementation rules of the EIT Law define “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., of an enterprise,” the only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as Mainland China Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the Circular 82, promulgated by the State Administration of Taxation or the SAT, in April 2009, and amended on December 29, 2017, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, and was last amended on June 15, 2018, or Bulletin No. 45, which provide guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a mainland China company or mainland China corporate group as its primary controlling shareholder.

According to Circular 82, a mainland China-controlled offshore-incorporated enterprise will be regarded as a mainland China resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to mainland China’s enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in mainland China;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in mainland China;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in mainland China; and

●	50% or more of voting board members or senior executives habitually reside in mainland China.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore incorporated enterprise, a payer does not need to withhold income tax when paying certain mainland China-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

Pursuant to the Announcement of the SAT on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises which was promulgated by the SAT on October 17, 2017 and became effective on December 1, 2017 and amended on June 15, 2018, with regard to dividends, bonuses and other equity investment proceeds and interest therefrom, rentals, royalties, property transfer income and other kinds of income earned by non-resident enterprises from inside mainland China, on which enterprise income tax shall be levied, withholding tax at source shall be applicable thereto. Entities or individuals that have direct obligations to make relevant payments to non-resident enterprises in accordance with relevant legal provisions or contracts shall be the withholding agents. The withholding agent shall, within seven days from occurrence of the withholding obligation, declare and turn over the withholding tax to the tax authorities in charge at the withholding agent’s location.

Value-Added Tax and Business Tax

According to the Provisional Regulations on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and most recently amended in November 2017, and the Implementing Rules of the Provisional Regulations on Value-added Tax, which were promulgated by the Ministry of Finance on December 18, 2008 and subsequently amended by the Ministry of Finance and the SAT on October 28, 2011, all taxpayers selling goods, providing processing, repairing or replacement services or importing goods within mainland China must pay value-added tax.

Since January 1, 2012, the Ministry of Finance and the SAT have implemented the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries.” According to the implementation circulars released by the Ministry of Finance and the SAT on the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice Regarding the Inclusion of the Telecommunications Sector under the Pilot Program of Replacing Business Tax with Value-Added Tax, which was promulgated on April 29, 2014 and became effective on June 1, 2014, the entities and individuals providing telecommunications services within the territory of mainland China shall pay VAT instead of business tax. According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which became effective on May 1, 2016, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the territory of mainland China are required to pay value-added tax instead of business tax.

Individual Income Tax

According to the Individual Income Tax Law of the PRC, or the IIT Law, which was promulgated by the SCNPC on September 10, 1980 and most recently amended in August 2018, and the implementing rules of the IIT Law, which was promulgated by the State Council on January 28, 1994 and most recently amended on December 18, 2018, individuals who have a domicile in mainland China, or individuals who do not have a domicile in mainland China but have resided in mainland China for an aggregate over 183 days or within a single tax year, shall be deemed as resident individuals. Income derived by resident individuals from inside and outside mainland China shall be subject to individual income tax. Taxpayers for individual income tax shall be the income earners, and withholding agent shall be the entity or individual who pays that income. Income for personal services provided within the territory of mainland China by taking position, employment, contract performance, etc., whether or not the place of payment is within the territory of mainland China, shall be deemed as the income sourced within the territory of mainland China.

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

Regulations Related to Foreign Exchange

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign invested enterprises in mainland China include the Company Law of the PRC, the Wholly Foreign-owned Enterprise Law of the PRC and its implementation regulations, the Sino-foreign Equity Joint Venture Law of the PRC and its implementation regulations, and the Sino-foreign Cooperative Joint Venture Enterprise Law of the PRC and its implementation regulations. However, after the Foreign Investment Law of the PRC took effect on January 1, 2020, the above-mentioned laws in relation to foreign investment in mainland China were replaced. Under the current regulatory regime of mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their accumulated profit, if any, determined in accordance with mainland China’s accounting standards and regulations. A company registered in mainland China is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided. A company registered in mainland China shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on mainland China’s accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Foreign Exchange Registration of Overseas Investment by Mainland China Residents

On October 21, 2005, the SAFE promulgated the Circular Concerning Relevant Issues on the Foreign Exchange Administration of Raising Funds through Overseas Special Purpose Vehicle and Investing Back in China by Domestic Residents, which became effective on November 1, 2005, or SAFE Circular 75. The notice requires mainland China domestic resident natural persons to register or file with the local SAFE branch in the following circumstances: (1) before establishing or controlling any company outside the mainland China for the purpose of capital financing, (2) after contributing their assets or shares of a domestic enterprise into overseas special purpose vehicles, or raising funds overseas after such contributions, and (3) after any major change in the share capital of the special purpose vehicle without any round-trip investment being made. On July 4, 2014, SAFE promulgated the Circular Concerning Relevant Issues on the Foreign Exchange Administration of Offshore Investing and Financing and Round-Trip Investing by Domestic Residents through Special Purpose Vehicles, or SAFE Circular 37, for the purpose of simplifying the approval process, and for the promotion of the cross-border investment. SAFE Circular 37 supersedes SAFE Circular 75 and revises and regulates the relevant matters involving foreign exchange registration for round-trip investment. Under SAFE Circular 37, in the event of the change of basic information of the registered offshore special purpose vehicle such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the domestic resident shall complete the change of foreign exchange registration formality for offshore investment. In addition, according the procedural guideline as attached to SAFE Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level)”. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment with respect to the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment to SAFE Circular 37.

On February 13, 2015, SAFE promulgated the Notice on Simplifying and Improving the Foreign Currency Management Policy on Direct Investment effective from June 1, 2015, which eliminates the administrative approval requirement of foreign exchange registration of direct domestic investment and direct overseas investment. In addition, it simplifies the procedure of registration of foreign exchange so that investors can register with banks rather than SAFE or its local branches to have the registration of foreign exchange under the condition of direct domestic investment and direct overseas investment. However, remedial registration applications made by mainland China residents that previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a mainland China shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its mainland China subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the laws of mainland China for evasion of foreign exchange controls.

Regulations on Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of Domestic Residents Participating in Share Incentive Plans of Offshore Listed Companies, replacing the previous rules issued by SAFE in March 2007. Under this notice and other relevant rules and regulations, domestic residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are domestic residents must retain a qualified domestic agent, which could be a mainland China subsidiary of the overseas publicly-listed company or another qualified institution selected by the mainland China subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the domestic agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic agent or the overseas entrusted institution or other material changes. The domestic agents must, on behalf of the domestic residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the domestic residents’ exercise of the employee share. Under the Circular of the State Administration of Taxation on Issues Concerning Individual Income Tax in Relation to Equity Incentives promulgated by the SAT and effective from August 24, 2009, overseas listed companies and their mainland China subsidiaries shall, according to the individual income tax calculation methods for “wage and salary income” and stock option income, lawfully withhold and pay individual income tax on such income.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in mainland China who exercise stock options or are granted restricted shares will be subject to mainland China’s individual income tax. The mainland China subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Loans by the Foreign Companies to their Mainland China Subsidiaries

A loan made by foreign investors as shareholders in a foreign invested enterprise is considered to be foreign debt in mainland China and is regulated by various laws and regulations, including the Regulation of the PRC on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a mainland China entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after the foreign debt contract is entered into. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign invested enterprise shall not exceed the difference between the total investment and the registered capital of the foreign invested enterprise, or Total Investment and Registered Capital Balance.

Pursuant to the Interim Provisions of the State Administration for Industry and Commerce on the Ratio of the Registered Capital to the Total Investment of a Sino-foreign Equity Joint Venture Enterprise, issued by SAIC on March 1, 1987, with respect to a Sino-foreign equity join venture, the registered capital shall be (i) no less than 7/10 of its total investment, if the total investment is US$3 million or under US$3 million; (ii) no less than ½ of its total investment, if the total investment is ranging from US$3 million to US$10 million (including US$10 million), provided that the registered capital shall not be less than US$2.1 million if the total investment is less than US$4.2 million; (iii) no less than 2/5 of its total investment, if the total investment is ranging from US$10 million to US$30 million (including US$30 million), provided that the registered capital shall not be less than US$5 million if the total investment is less than US$12.5 million; and (iv) no less than 1/3 of its total investment, if the total investment exceeds US$30 million, provided that the registered capital shall not be less than US$12 million if the total investment is less than US$36 million. Additionally, pursuant to this provision, the proportion of registered capital to the total amount of investment of sino-foreign cooperative joint venture enterprise or foreign-invested enterprises shall be implemented in accordance with these limitations set forth therein.

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

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the Total Investment and Registered Capital Balance and we will need to register such loans with SAFE or its local branches in the event that the Current Foreign Debt Mechanism applies, or the balance of such loans shall be subject to the Risk-Weighted Approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 Foreign Debt Mechanism applies. According to the PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date of this annual report, neither PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

Regulations Related to M&A

In 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Rules on the Merger or Acquisition of Domestic Enterprises by Foreign Investors, or M&A Rules, which was amended in 2009. The M&A Rules purport, among other things, to require an offshore special purpose vehicles controlled by domestic companies or individuals of mainland China and formed for overseas listing purposes through acquisitions of domestic interest held by such domestic companies or individuals, to obtain the approval from the CSRC prior to publicly listing their securities on an overseas stock exchange. In 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by the offshore special purpose vehicle seeking CSRC approval of its overseas listing.

The M&A Rules also establish procedures and requirements that could make some acquisitions of domestic companies by foreign investors more time-consuming and complex, including requirements in some instances that the anti-monopoly law enforcement agency be notified in advance of any change-of-control transaction in which a foreign investor takes control of a domestic enterprise. In addition, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors issued by the MOFCOM in 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other mainland China’s regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.”

Regulations on Anti-Monopoly

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. On June 24, 2022, the SCNPC promulgated the Decision on Revising the Anti-monopoly Law, which took effect on August 1, 2022. The revised Anti-Monopoly Law provides, among others, that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to conduct monopoly activities. The revised Anti-Monopoly Law also requires relevant government authorities to strengthen the examination of undertaking concentration in important areas and establish the hierarchical review system of undertaking concentration, and enhances penalties for the violation of the regulations regarding undertaking concentration and other monopoly activities.

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

●	A “Class 1 service” is an internal telecommunications service (a) for carrying real-time voice communications which may be integrated with other types of communications, (b) which is capable of allowing customers to make and receive calls to and from parties assigned with numbers from the numbering plan of Hong Kong, (c) to which customers are assigned with numbers from the numbering plan of Hong Kong, and (d) which is not a “Class 2 service”.

●	A “Class 2 service” is an internal telecommunications service (a) for carrying real-time voice communications which may be integrated with other types of communications, (b) which is capable of allowing customers to make and receive calls to and from parties assigned with numbers from the numbering plan of Hong Kong; (c) to which customers are assigned with numbers from the numbering plan of Hong Kong; and (d) in the provision of which –

(i)	the licensee (and where appropriate its agents, contractors and resellers) in all promotion, marketing or advertising materials concerning such service declares the service as a “Class 2 service”; or

(ii)	the licensee, in lieu of (i), complies with such conditions as may be specified by CA in a direction that may be issued by CA.

●	“Class 3 service” is a non-facility based public telecommunications service. The following are types of Class 3 service (a) external telecommunications services, (b) international value-added network services, (c) mobile virtual network operator services, (d) private payphone services, (e) I public radio communications relay services, (f) security and fire alarm signals transmission services, (g) teleconferencing services, (h) mobile communications services on board an aircraft; and (i) any other services designated by CA as a “Class 3 service”, but does not include Class 1 service and Class 2 service.

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

Laws and Regulations Related to Product Quality and Product Liability

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”)

Products sold in Hong Kong (including products sold online to customers in Hong Kong) are subject to the TDO. The TDO was amended in July 2013 to expand certain existing provisions, including the prohibition of false trade descriptions in respect of goods and services in the course of trade, prohibition on certain unfair trade practices and the introduction of a civil, compliance-based enforcement mechanism. The Customs and Excise Department in Hong Kong is the principal enforcement agency for the TDO.

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

Contractual Arrangements with the Former VIEs and Their Respective Shareholders

We, through Beijing uCloudlink Technology Co., Ltd., had entered into a series of contractual arrangements with the former VIEs and the nominee shareholders of the former VIEs from January 2015 to March 2022. During the effective period of these contractual arrangements, these contractual arrangements have enabled us to: (i) receive the economic benefits that could potentially be significant to the former VIEs in consideration for the services provided by our subsidiaries; (ii) exercise effective control over the former VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by the laws of mainland China.

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with Beijing uCloudlink. We have evaluated the guidance in FASB ASC 810 and concluded that we are the primary beneficiary of the former VIEs for accounting purposes because of these contractual arrangements for the effective period of these contractual agreements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2020, 2021 and 2022 in this annual report.

As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China. Therefore, we initiated the Restructuring to adjust our local business in mainland China and unwind the aforementioned contractual arrangements so that the former VIEs become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. On March 17, 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated.

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

We believe that the Restructuring did not affect our uCloudlink 1.0 international data connectivity services in mainland China. After the Restructuring, we now carry out the PaaS and SaaS platform services in mainland China, which were the primary business operated by the former VIEs, in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in mainland China.

D. Property, Plant and Equipment

We are headquartered in Hong Kong and have offices in mainland China and a few other countries and regions. As of the date of this annual report, we have leased office space, warehouses, server rooms and data centers in our key markets as summarized below. We lease our premises under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Location	Space	Use	Lease Term
	(s.q.m. approx.)
Hong Kong	230	Office and other premises	1 year to 1.5 years
Mainland China	1,837	Office, sales counter and warehouse	1 year to 3 years
Overseas	501	Office, sales counter and warehouse	0.5 year to 5.5 years

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

While our business is influenced by these general factors, our results of operations are more directly affected by company specific factors, including the following major factors:

●	innovative monetization models offering mobile data connectivity services;

●	our ability to increase our user base and usage of our mobile data connectivity services;

●	efficient data allowance procurement;

●	the mix of our product and service offerings;

●	our ability to improve operational efficiency; and

●	further penetration into international markets.

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

Efficient data allowance procurement

Efficient data procurement is a key factor for managing our cost of revenues. Our gross margin relating to data connectivity services decreased from 35.9% in 2020 to 22.5% in 2021, and increased to 45.8% in 2022. The increase from 2021 to 2022 was mainly attributable to the gradual recovery of international travels. The decrease from 2020 to 2021 was primarily attributable to the decrease in revenues from international data connectivity services from US$30.8 million in 2020 to US$21.7 million in 2021 due to the prolonged negative impact of global travel bans as a result of the COVID-19 pandemic, as well as the decrease in revenues from local data connectivity services from US$9.2 million in 2020 to US$4.7 million in 2021 due to certain customers converted from local data connectivity services to our PaaS and SaaS services. Our costs incurred from data procurement accounted for 41.8%, 39.4% and 49.4% of our total cost of revenues in 2020, 2021 and 2022, respectively. Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies, covering mobile data markets in 144 countries and regions. We use a mobile data demand prediction model to plan for data procurement, which looks at seasonality, regions and countries, network performance and other features to predict users’ data demand at a specific time in a geographic area. The prediction from modeling guides us on purchasing data SIM cards to cover the dynamic data demand, optimizing the data procurement efficiency. As we have accumulated a larger number of data allowance providers as our data sources, we possess increasingly stronger bargaining power during the negotiation due to competition among data allowance providers. Data allowance providers are more willing to offer us leftover data with lower price, attracted by our unique value propositions to them. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. The efficiency of data procurement will continuously impact our cost of revenues and overall business performance. We expect that our uCloudlink 2.0 model will allow us to maximize the usage of the data allowances procured and improve the efficiency of data connectivity service, and that our uCloudlink 3.0 model that relies on user-shared data allowances has the potential to further improve the efficiency of data connectivity service.

The mix of our product and service offerings

Our gross margin is mainly affected by the mix of services and products. Our gross margin decreased from 31.6% in 2020 to 29.6% in 2021, and increased to 45.5% in 2022. Our services had a gross margin of 42.8%, 43.0% and 56.0% in 2020, 2021 and 2022, respectively, while our sales of products had a gross margin of 19.7%, 15.5% and 26.4% in the same periods, respectively. Our ability to increase our gross margin depends on our ability to expand services by developing innovative monetization models. Our gross margin is also affected by the mix of international and local mobile data connectivity services that we provide. We actively develop strategic partnerships with leading smartphone companies to increase the number of GlocalMe Inside-enabled smartphones. When smartphone companies implement GlocalMe Inside as a feature in their smartphones or the smartphone users download our GlocalMe app from app stores, their users may take advantage of our global and local mobile data connectivity services without changing physical SIM cards or connecting to a separate Wi-Fi router. This expands our user base for our data connectivity business, and creates more revenues for smartphone companies through offering a portion of our data revenues to smartphone companies as commissions or one-time installation fees. The typical term of our agreements with smartphone companies is one year, under which the smartphone companies are responsible for pre-installing our GlocalMe app from and sales and marketing of their smartphones, and we are responsible for the development, implementation and maintenance of cloud SIM technology and providing customer supports. We collect user payments when they purchase data packages through the pre-installed app and will pay the smartphone companies a pre-determined percentage of such payments we received as commissions or one-time installation fees. With increasing volume of hardwares in connection with GlocalMe Inside sold, we will enjoy increasing data revenue streams from the growing base of GlocalMe Inside handsets. We will continue to promote GlocalMe Inside to make it a standard configuration for mobile terminals.

Our ability to improve operational efficiency

Our ability to achieve and maintain profitability is dependent on our ability to further improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. We will continue to enhance our research and development efforts to enhance our cloud SIM technology and architecture, develop and upgrade our products and services, optimize our data traffic usage, and improve data procurement and operational efficiency. Our research and development expenses accounted for 28.9%, 20.2% and 16.3% of our total operating expenses in 2020, 2021 and 2022, respectively. The decrease in research and development expenses was mainly due to the decrease in staff costs related to cost control measures. Our cloud SIM architecture and platform have been designed and built to power our growth as we scale to meet demands from our expanding customer base. As our business grows, we expect to continue to leverage the scalability of our business model, improve the efficiency and utilization of our personnel, and thus enjoy higher operating leverage. In addition, our ability to improve operational efficiency depends on our ability to optimize sales and marketing efforts. Currently, we expand our customer base and increase the spending by existing customers through establishing our own brand recognition and exploring more business partners around the globe. We will also utilize the insights we gain from data analytics to guide our operational activities to improve efficiency.

Further penetration into international markets

We have experienced negative impact from COVID-19 pandemic in the sales of our services and products in international markets. The decrease of international business is mainly due to the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and may continue to be materially and adversely affected by the effects of COVID-19 pandemic in China and globally.”

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

Key Components of Results of Operations

Revenues

We generate revenues from services and sales of products. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues:
Revenues from services
—Data connectivity services	39,956	44.6	26,430	35.8	35,483	49.7
International data connectivity services	30,798	34.4	21,672	29.4	28,085	39.3
Local data connectivity services	9,158	10.2	4,758	6.4	7,398	10.4
—PaaS and SaaS services	5,717	6.4	10,770	14.6	9,819	13.7
—Others	477	0.5	598	0.8	926	1.3
Revenues from services	46,150	51.5	37,798	51.2	46,228	64.7
Sales of products
—Sales of terminals	32,597	36.4	27,408	37.1	21,748	30.4
—Sales of data related products	10,194	11.4	5,843	7.9	3,230	4.5
—Others	628	0.7	2,775	3.8	255	0.4
Sales of products	43,419	48.5	36,026	48.8	25,233	35.3
Total revenues	89,569	100.0	73,824	100.0	71,461	100.0

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

In 2020, 2021 and 2022, we generated most of our data connectivity services revenues from our international data connectivity services under uCloudlink 1.0 model.

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

Geographic Distribution

In terms of revenue contribution, mainland China, Japan, Hong Kong, Taiwan, North America, Southeast Asia and Europe are the top geographies according to the location of customers, which contributed 11%, 53%, 3%, 1%, 26%, 3% and 2% in 2020, respectively, contributed 5%, 49%, 3%, 0.3%, 33%, 6% and 3% in 2021, respectively, and contributed 3%, 39%, 6%, 1%, 38%, 7% and 5% of our total revenues in 2022, respectively.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues:
Cost of services	(26,392)	43.1	(21,556)	41.5	(20,346)	52.3
Cost of products sold	(34,872)	56.9	(30,434)	58.5	(18,581)	47.7
Total cost of revenues	(61,264)	100.0	(51,990)	100.0	(38,927)	100.0

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

Gross profit and gross margin

Our overall gross profits are US$28.3 million, US$21.8 million and US$32.5 million, representing overall gross margins of 31.6%, 29.6% and 45.5% in 2020, 2021 and 2022, respectively. Specifically, our gross profits on services are US$19.8 million, US$16.2 million and US$25.9 million, corresponding to 42.8%, 43.0% and 56.0% gross margins relating to services, in 2020, 2021 and 2022, respectively. Our gross profits on sales of products are US$8.5 million, US$5.6 million and US$6.6 million, corresponding to 19.7%, 15.5% and 26.4% gross margins relating to sales of products, in 2020, 2021 and 2022, respectively.

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

Operating expenses

The following table sets forth the principal components of our operating expenses by amounts and percentages of our total operating expenses for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	(26,359)	28.9	(13,697)	20.2	(8,430)	16.3
Sales and marketing expenses	(29,261)	32.1	(13,620)	20.1	(10,305)	19.9
General and administrative expenses	(43,221)	47.3	(28,551)	42.2	(18,726)	36.2
Other income/(expense), net	7,554	(8.3)	(11,876)	17.5	(14,265)	27.6
Total operating expenses	(91,287)	100.0	(67,744)	100.0	(51,726)	100.0

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

Impact of the COVID-19 pandemic

The outbreak of COVID-19 has adversely affected our business operations and financial conditions since 2020. The outbreak of COVID-19 has caused a severe decline in the level of business and leisure travel around the globe. As a result, demand for our international data connectivity services is significantly reduced. Such decline also caused a decrease in revenues from sales of terminals and provision of PaaS and SaaS services to our business partners. The total revenue in 2020 was US$89.6 million, decreased by 17.6% to US$73.8 million in 2021, and further decreased by 3.2% to US$71.4 million in 2022. In addition to the decrease in demand of individual consumers that use our services and purchase our products, our business partners have also been adversely affected by the outbreak, purchasing fewer of our terminals and using less of our PaaS and SaaS services. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, terrorist acts or acts of war, social unrest, health epidemics or other public safety concerns or hostile events, which could significantly disrupt our operations.”

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

Hong Kong

Under the current Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), from the year of assessment 2018/2019 onwards, our subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. For the years of assessment 2018/2019 and 2019/2020, our subsidiaries in Hong Kong were subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any withholding tax in Hong Kong. Under the 2023-2024 Budget announced by the Financial Secretary of Hong Kong on February 22, 2023, tax reduction measures were proposed. These measures include, without limitation, a one-off reduction of profits tax, salaries tax and tax under personal assessment for the year of assessment 2022/2023 by 100%, subject to a ceiling of HK$6,000 per case, and increase of child allowance starting from the year of assessment 2023/2024.

Mainland China

Generally, our mainland China subsidiaries, former VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China’s tax laws and accounting standards.

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

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. The Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements, which was promulgated by the STA on August 27, 2015 and became effective on November 1, 2015, abolished the former approval requirement, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a mainland China resident enterprise for income tax purposes, such classification could result in unfavorable tax consequences to us and our non-mainland-China noteholders, shareholders or ADS holders.”

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

	Year Ended December 31,
	2020		2021		2022
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Revenues from services	46,150	51.5	37,798	51.2	46,228	64.7
Sales of products	43,419	48.5	36,026	48.8	25,233	35.3
Total revenues	89,569	100.0	73,824	100.0	71,461	100.0
Cost of revenues
Cost of services	(26,392)	(29.5)	(21,556)	(29.2)	(20,346)	(28.5)
Cost of products sold	(34,872)	(38.9)	(30,434)	(41.2)	(18,581)	(26.0)
Total cost of revenues	(61,264)	(68.4)	(51,990)	(70.4)	(38,927)	(54.5)
Gross profit	28,305	31.6	21,834	29.6	32,534	45.5
Operating expenses:
Research and development expenses(1)	(26,359)	(29.4)	(13,697)	(18.6)	(8,430)	(11.8)
Sales and marketing expenses(1)	(29,261)	(32.7)	(13,620)	(18.4)	(10,305)	(14.4)
General and administrative expenses(1)	(43,221)	(48.3)	(28,551)	(38.7)	(18,726)	(26.2)
Other income/(expense), net	7,554	8.5	(11,876)	(16.1)	(14,265)	(20.0)
Loss from operations	(62,982)	(70.3)	(45,910)	(62.2)	(19,192)	(26.9)
Interest income	37	0.0	14	0.0	18	0.0
Interest expense	(285)	(0.3)	(188)	(0.2)	(441)	(0.6)
Amortization of beneficial conversion feature	—	—	—	—	(149)	(0.2)
Loss before income tax	(63,230)	(70.6)	(46,084)	(62.4)	(19,764)	(27.7)
Income tax expenses	(185)	(0.2)	(244)	(0.3)	(161)	(0.2)
Share of profit in equity method investment, net of tax	—	—	287	0.3	72	0.1
Net loss	(63,415)	(70.8)	(46,041)	(62.4)	(19,853)	(27.8)

Note:

(1)	Share-based compensation was US$50.6 million, US$8.8 million and US$3.1 million in 2020, 2021 and 2022, respectively. Share-based compensation in 2020 mainly includes share options granted to our employees, directors and officers, share-based compensation in 2021 and 2022 mainly includes restricted share units and share options granted to our employees, directors, and other consultants. As of December 31, 2022, there was US$2.1 million of unrecognized share-based compensation expense related to granted restricted share units and share options.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 3.2% from US$73.8 million in 2021 to US$71.4 million in 2022.

Revenues from Services. Our revenues from services increased by 22.3% from US$37.8 million in 2021 to US$46.2 million in 2022, which was primarily attributable to the increase in revenues from data connectivity services.

●	Our revenues from data connectivity services increased by 34.3% from US$26.4 million in 2021 to US$35.5 million in 2022. This increase was primarily attributable to the increase in revenues from international data connectivity services from US$21.7 million in 2021 to US$28.1 million in 2022 due to the gradual recovery of international travel, and the increase in revenues from local data connectivity services from US$4.7 million in 2021 to US$7.4 million in 2022 due to the continuous development of our local data connectivity services.

●	Our revenues from PaaS and SaaS services decreased by 8.8% from US$10.8 million in 2021 to US$9.8 million in 2022. This decrease was primarily due to the unfavorable foreign currency impact.

Sales of Products. Our revenues from sales of products decreased by 30.0% from US$36.0 million in 2021 to US$25.2 million in 2022, which was primarily due to the decrease in demand for certain terminals and data related products.

●	Our revenues from sales of terminals decreased by 20.7% from US$27.4 million in 2021 to US$21.8 million in 2022.

●	Our revenues from sales of data related products decreased by 44.7% from US$5.8 million in 2021 US$3.2 million in 2022.

Cost of revenues

Our cost of revenues decreased by 25.1% from US$52.0 million in 2021 to US$38.9 million in 2022. The decrease was mainly attributable to lower costs associated with the decrease in sales of products.

●	Our cost of services decreased by 5.6% from US$21.6 million in 2021 to US$20.3 million in 2022.

●	Our cost of products sold decreased by 38.9% from US$30.4 million in 2021 to US$18.6 million in 2022.

Gross profit and margin

As a result of the foregoing, our total gross profit increased from US$21.8 million in 2021 to US$32.5 million in 2022. Our gross margin increased from 29.6% in 2021 to 45.5% in 2022. The increase in our overall gross margin was primarily due to the increase in the margin and relative percentage of our data connectivity services, which carries a higher margin than revenues from sales of products.

Operating expenses

Research and development expenses. Our research and development expenses decreased by 38.5% from US$13.7 million in 2021 to US$8.4 million in 2022. The decrease was primarily due to a decrease of US$3.9 million in staff costs related to cost control measures, and a decrease of US$0.7 million in professional service fees.

Sales and marketing expenses. Our sales and marketing expenses decreased by 24.3% from US$13.6 million in 2021 to US$10.3 million in 2022. The decrease was primarily due to a decrease of US$2.1 million in staff costs related to cost control measures, and a decrease of US$1.1 million in promotional fees.

General and administrative expenses. Our general and administrative expenses decreased by 34.4% from US$28.6 million in 2021 to US$18.7 million in 2022. The decrease was primarily due to a decrease of US$5.9 million in share-based compensation expenses, a decrease of US$4.2 million in professional service fees, and a decrease of US$1.7 million in staff costs related to cost control measures, partially offset by an increase of US$2.0 million in provision of bad debt expense.

Loss from operations

As a result of the foregoing, we had loss from operations of US$19.2 million in 2022, compared to loss from operations of US$45.9 million in 2021.

Interest expenses

We had interest expenses of US$0.2 million and US$0.4 million in 2021 and 2022.

Net loss

As a result of the foregoing, we had net loss of US$19.9 million in 2022, compared to net loss of US$46.0 million in 2021.

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

●	Our revenues from data connectivity services decreased by 33.9% from US$40.0 million in 2020 to US$26.4 million in 2021. This decrease was primarily attributable to the decrease in revenues from international data connectivity services from US$30.8 million in 2020 to US$21.7 million in 2021 due to the prolonged negative impact of global travel bans as a result of the COVID-19 pandemic, and the decrease in revenues from local data connectivity services from US$9.2 million in 2020 to US$4.7 million in 2021 due to certain customers converted from local data connectivity services to our PaaS and SaaS services.

●	Our revenues from PaaS and SaaS services increased by 88.4% from US$5.7 million in 2020 to US$10.8 million in 2021. This increase was primarily contributed to the expansion in the number of our business partners that use our PaaS and SaaS services to provide local data connectivity services.

Sales of Products. Our revenues from sales of products decreased by 17.0% from US$43.4 million in 2020 to US$36.0 million in 2021, which was primarily due to the continuous negative impact of COVID-19 pandemic.

●	Our revenues from sales of terminals decreased by 15.9% from US$32.6 million in 2020 to US$27.4 million in 2021.

●	Our revenues from sales of data related products decreased by 42.7% from US$10.2 million in 2020 to US$5.8 million in 2021.

Cost of revenues

Our cost of revenues decreased by 15.1% from US$61.3 million in 2020 to US$52.0 million in 2021. The decrease was attributable to a lower cost of services and cost of products due to the continuous negative impacts from COVID-19 pandemic.

●	Our cost of services decreased by 18.3% from US$26.4 million in 2020 to US$21.6 million in 2021.

●	Our cost of products sold decreased by 12.7% from US$34.9 million in 2020 to US$30.4 million in 2021.

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

Inflation

To date, inflation in China has not materially affected our results of operations in recent years. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected if China experiences higher rates of inflation in the future.

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

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first-time purchase of the terminals. There are two separate performance obligations in such bundle sales as the Wi-Fi terminal is a distinct good while the data connectivity service is a distinct service. We allocate the transaction price to each distinct performance obligation based on their relative standalone selling prices. We then recognize revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service, revenue is recognized ratably on a straight-line basis over relevant contract period.

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

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	US$	US$	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(2,038)	(21,738)	4,404
Net cash used in investing activities	(35,444)	(935)	(162)
Net cash generated from financing activities	26,685	735	3,540
(Decrease)/increase in cash, cash equivalents and restricted cash	(10,797)	(21,938)	7,782
Effect of exchange rates on cash, cash equivalents and restricted Cash	749	(420)	(729)
Cash, cash equivalents and restricted cash at beginning of year	40,274	30,226	7,868
Cash, cash equivalents and restricted cash at end of year	30,226	7,868	14,921

To date, we have financed our operating and investing activities through cash generated by equity and equity-linked financing activities, including proceeds from our initial public offering, and borrowings from financial institutions.

We have the following borrowings:

●	In January 2020, we obtained a one-year short-term bank borrowing of RMB4.7 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 5.22% per annum. As of December 31, 2020, 2021 and 2022, the outstanding balance of this loan was RMB3.7 million (US$0.6 million), nil and nil, respectively. We have fully repaid the loan.

●	In December 2020, we obtained a three-month short-term bank borrowing of JPY7.9 million (US$76.9 thousand) for working capital and business development purposes. The short-term bank borrowing bears interest at a rate of 1.9% per annum. As of December 31, 2020, 2021 and 2022, the outstanding balance of this loans was JPY7.9 million (US$76.9 thousand), nil and nil, respectively. We have fully repaid the loan.

●	In December 2020, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.5 million) from a commercial bank, bearing interest at a rate of 3.85% per annum. As of December 31, 2020, 2021 and 2022, the outstanding balance of this loan was RMB10.0 million (US$1.5 million), nil and nil, respectively. We have fully repaid the loan.

●	In December 2020, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.5 million) from a commercial bank, bearing interest at a rate of 5.22% per annum. As of December 31, 2020, 2021 and 2022, the outstanding balance of this loan was RMB10.0 million (US$1.5 million), nil and nil, respectively. We have fully repaid the loan.

●	In October 2021, we obtained an eight-month short-term bank borrowing of RMB4.7 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 5.22% per annum. As of December 31, 2021 and 2022, the outstanding balance of this loan was RMB4.5 million (US$0.7 million) and nil, respectively. We have fully repaid the loan.

●	In 2021, we obtained a series of three-month short-term bank borrowings of US$9.1 million, EUR0.5 million (US$0.6 million), JPY4.0 million (US$0.4 million) from a commercial bank, bearing interest at a rate of 2.5%, 1.6% and 1.9% per annum, respectively. As of December 31, 2021, the outstanding balances of the loans were US$1.2 million, EUR0.3 million (US$0.4 million) and nil, respectively. As of December 31, 2022, the outstanding balances of the loans were all nil. We have fully repaid the loan.

●	In December 2021, we obtained a one-year short-term bank borrowing of RMB6.0 million (US$0.9 million) from a commercial bank, bearing interest at a rate of 4.75% per annum. As of December 31, 2021 and 2022, the outstanding balance of this loan was RMB6.0 million (US$0.9 million) and nil, respectively. We have fully repaid the loan.

●	In January 2022, we entered into definitive agreements with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global (“Yorkville”), pursuant to which we issued and sold convertible debentures in a principal amount of US$5.0 million to Yorkville at a purchase price equal to 95% of the principal amount through private placement at a rate of 5% per year. The convertible debentures will mature upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date. In addition, the Company also issued to Yorkville 1,000,000 Class A ordinary shares as commitment fee at closing. In October 2022, we redeemed US$1.0 million principal amount of the convertible debentures, and Yorkville had from time to time, converted all of the remaining amount for an aggregate of 76,943,540 Class A ordinary shares.

●	In January 2022, we obtained a one-year short-term bank borrowing of RMB5.0 million (US$0.8 million) from a commercial bank, bearing interest at a rate of 8.5% per annum. As of December 31, 2022, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In January 2022, we obtained a one-year short-term bank borrowing of RMB6.0 million (US$1.0 million) from a commercial bank, bearing interest at a rate of 4.0% per annum. As of December 31, 2022, the outstanding balance of this loan was RMB3.8 million (US$0.5 million).

●	In January 2022, we obtained a one-year short-term bank borrowing of RMB4.0 million (US$0.6 million) from a commercial bank, bearing interest at a rate of 4.75% per annum. As of December 31, 2022, the outstanding balance of this loan was RMB4.0 million (US$0.6 million).

●	In March 2022, we entered into an eleven-month financing agreement with a third-party financial lease company amounting to RMB1.4 million (US$0.2 million), with an equivalent amount of equipment pledged by us as collateral. The interest at a rate is 5.6% per annum. As of December 31, 2022, the outstanding balance of this loan was RMB0.2 million (US$33.6 thousand).

●	In May 2022, we obtained a three-month short-term bank borrowing of US$1.0 million from a commercial bank, bearing interest at a rate of 4.7% per annum. As of December 31, 2022, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In August 2022, we obtained a one-year short-term bank borrowing of RMB5.0 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 5.0% per annum. As of December 31, 2022, the outstanding balance of this loan was RMB5.0 million (US$0.7 million).

●	In August 2022, we obtained a three-month short-term bank borrowing of RMB6.8 million (US$1.0 million) from a commercial bank, bearing interest at a rate of 5.55% per annum. As of December 31, 2022, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In November 2022, we obtained a three-month short-term bank borrowing of RMB7.0 million (US$1.0 million) from a commercial bank, bearing interest at a rate of 5.55% per annum. As of December 31, 2022, the outstanding balance of this loan was RMB7.0 million (US$1.0 million).

●	In 2022, we obtained a series of short-term bank borrowings, with durations ranging from one month to four months, of US$1.9 million, EUR1.0 million (US$1.1 million), JPY38.4 million (US$0.3 million), GBP0.1 million (US$0.1 million) from a commercial bank, bearing interest at a rate ranging from 2.5% to 4.0%, 1.6%, 1.9% and ranging from 2.5% to 2.75% per annum, respectively. As of December 31, 2022, the outstanding balances of the loans were all nil. We have fully repaid the loan.

As of December 31, 2020, 2021 and 2022, our cash and cash equivalents were US$22.0 million, US$7.9 million and US$14.9 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash held at bank, and time deposits placed with banks which have original maturities of three months or less.

As of December 31, 2022, US$6.3 million of our cash and cash equivalents was held in U.S. dollars, US$3.9 million was held in Renminbi, US$0.5 million was held in Hong Kong dollars, US$3.4 million was held in Japanese yen, and US$0.8 million was held in other currencies. As of December 31, 2022, 25.7% of our cash and cash equivalents were held in mainland China, and 13.1% were held by the former VIEs.

We believe that our current cash and cash equivalents, together with anticipated cash flows, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, due to the ongoing impact of COVID-19, we incurred loss from operations of US$63.0 million, US$45.9 million and US$19.2 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash generated from operating activities was negative US$2.0 million, negative US$21.7 million and US$4.4 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, we had cash and cash equivalents and short-term deposit of US$15.1 million, and short-term investments of US$11.7 million. The COVID-19 pandemic has negatively impacted our business operations for the years ended since 2020, and continued to impact our results of operations and cash flows in subsequent period. Since the fourth quarter of 2021, we have taken actions to improve our liquidity, including implementing certain operational cost-cutting measures and obtaining funding from certain short-term bank borrowings and issuance of convertible debentures. We will evaluate our financial and cash flow positions from time to time and intend to mitigate liquidity risk by implementing operational measures such as costs cutting. Total capital expenditures only accounted for 1.9%, 1.2% and 0.6% of our total revenues in 2020, 2021 and 2022, respectively. We believe that we are financially flexible to address future capital needs related to research and development and other key investments to expand and strengthen our operations. We plan to maintain our operation scale and expects our international data connectivity services business will gradually recover with the resumption of global travel activities, and will closely monitor and manage our capital expenditures and operating expenses based on our working capital needs and cash flow position on an ongoing basis. Based on our liquidity assessment, which has considered our operations at the current business scale, the latest development of COVID-19 pandemic and its continuous impact on our business operations, the available funding from short-term bank borrowings and short term investments, and the available cash and cash equivalents, we will be able to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these consolidated financial statements. We believe that the increase of our operating cash flow offer us additional flexibility to increase and diversify our capital resources in the long term. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

As of December 31, 2020, 2021 and 2022, we had US$37.0 million, US$24.6 million and US$11.7 million other investments, respectively. Other investments mainly included the followings:

●	In June 2020, we made an investment in an investment fund representing ownership interest in an entity, for which the underlying assets were comprised of debt and equity securities for a cash consideration of US$15 million. We classify this current investment as an equity security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the investment fund. The fair value of this investment was US$19.2 million, US$12.6 million and US$7.1 million as of December 31, 2020, 2021, and 2022 respectively.

●	In June 2020, we made an investment in an investment product for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures for a cash consideration of US$17 million with a period of three years. We classify this non-current investment as a debt security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the asset management company. The fair value of this investment was US$17.8 million, US$12.0 million and US$4.6 million as of December 31, 2020, 2021 and 2022, respectively.

Our accounts receivable represent primarily accounts receivable from customers and business partners to whom we rendered services or sold products. As of December 31, 2020, 2021 and 2022, our accounts receivable, net of allowance for doubtful accounts, were US$6.7 million, US$14.9 million and US$6.0 million, respectively. The increase from 2020 to 2021 was primarily due to the extension of special credit term for some strategic business partners, and the decrease from 2021 to 2022 was attributable to the collection management of accounts receivable. Our accounts receivable turnover days decreased from 66.2 days in 2020 to 53.6 days in 2021, and decreased to 53.3 days in 2022, which was primarily attributable to the collection management of accounts receivable. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to hardware suppliers and mobile data allowance providers. As of December 31, 2020, 2021 and 2022, our accounts payable were US$8.7 million, US$13.0 million and US$6.8 million, respectively. The decrease in 2021 to 2022 was primarily due to the decrease in purchase of raw materials and procurement of data, and the increase in 2020 to 2021 was primarily due to the extension of special credit term from some strategic suppliers. Our accounts payable turnover days increased from 75.8 days in 2020 to 76.1 days in 2021, and increased to 92.9 days in 2022, which was primarily due to the extension of special credit term from some strategic suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our mainland China subsidiaries, establish new subsidiaries in mainland China and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China’s regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside mainland China to make loans to or make additional capital contributions to our mainland China subsidiaries and former VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating Activities

Net cash generated from operating activities in 2022 was US$4.4 million. The difference between net cash generated from operating activities and net loss of US$19.9 million in the same period was primarily due to (i) US$13.0 million of losses of fair value on other investments, (ii) the decrease of US$7.7 million of accounts receivable, (iii) US$3.1 million of share-based compensation expenses, (iv) US$2.5 million of Foreign currency exchange losses, net, (v) the decrease of US$2.4 million of inventories, (vi) US$2.0 million of provision of bad debts, (vii) the decrease of US$1.8 million of Prepayments and other assets, and (viii) US$0.8 million of depreciation of property and equipment. Such difference is partially offset by the decrease of US$9.6 million of accrued expenses, accounts payable, and other liabilities.

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

Investing Activities

Net cash used in investing activities in 2022 was US$0.2 million, primarily due to the purchase of property and equipment of US$0.4 million, which was partially offset by proceeds from disposal of property and equipment of US$0.3 million.

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

Financing Activities

Net cash generated from financing activities in 2022 was US$3.5 million, primarily attributable to net proceeds from the proceeds from bank borrowings and other borrowings of US$9.7 million, and proceeds from issuance of convertible bonds of US$4.7 million, which was partially offset by repayment of bank borrowings and other borrowings of US$9.6 million, and redemption of convertible bonds of US$1.1 million.

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

Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures, contractual obligations and commitments. We intend to fund our existing and future material cash requirements with our existing cash balance, cash from operating activities, financing from investors and borrowing from external sources. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by December 31,
	Total	2023	2024	2025	2026 and thereafter
	(US$ in thousands)
Operating lease obligations(1)	214	204	10	—	—
Purchase obligations for purchase of data	1,922	1,670	213	39	—
Short term borrowings	2,876	2,876	—	—	—
Interest on borrowings	34	34	—	—	—
Total	5,046	4,784	223	39	—

Note:

(1)	Operating lease obligations consist of the obligations under non-cancellable operating lease agreements covering various facilities.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were US$1.7 million, US$0.9 million and US$0.4 million in 2020, 2021 and 2022, respectively. The decrease in capital expenditure is primarily due to the accumulation of Roamingman devices to support efficient business operation. We intend to fund our future capital expenditures with our existing cash balance, cash from operating activities, financing from investors and borrowing from external sources. We will continue to make capital expenditures to meet the expected growth of our business.

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

Holding Company Structure

UCLOUDLINK GROUP INC. is a holding company with no material operations of its own. We have conducted our operations in mainland China primarily through our mainland China subsidiaries, the former VIEs and their subsidiaries. As a result, UCLOUDLINK GROUP INC.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries and former VIEs in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and former VIEs may allocate a portion of their after-tax profits based on mainland China’s accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Some of our mainland China subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

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

Date of Grant	Fair value per Ordinary Share		Discount for Lack of Marketability	Discount Rate	Type of Valuation
April 21, 2017	US$	1.99	25.00%	18.35%	Contemporaneous
December 31, 2018	US$	3.64	13.63%	18.13%	Contemporaneous
August 12, 2019	US$	3.48	12.31%	16.22%	Contemporaneous
April 27, 2020	US$	1.93			Contemporaneous

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

We calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the year ended December 31, 2020, 2021 and 2022 is summarized in the following table:

	Years ended December 31,
(In thousands)	2020	2021	2022
Risk-free interest rate(i)	0.33%—0.88%	1.22%—1.52%	0.91%-1.67%
Expected dividend yield(ii)	0.00%	0.00%	0.00%
Expected volatility(iii)	37.94%—40.07%	35.01%—36.00%	29.44%-34.81%
Grant date fair value	$0.98—$1.93	$0.06—$0.65	$0.000-$0.0044

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.

(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

Realization of deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. Our ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. We have provided a full valuation allowance for the deferred tax assets as of December 31, 2020, 2021 and 2022, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2020, 2021 and 2022, we had net operating loss carryforwards of approximately US$61.3 million, US$101.0 million and US$134.9 million, respectively, which arose from the subsidiaries and former VIE established in Hong Kong and mainland China. As of December 31, 2020, 2021 and 2022, we do not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2022, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2027 to 2031, if unused.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chaohui Chen	55	Director and Chief Executive Officer
Zhiping Peng	55	Chairman of the Board of Directors
Hope Ni	50	Independent Director
Onward Choi	52	Independent Director
Ying Kong	63	Independent Director
Zhigang Du	57	Chief Operating Officer
Yimeng Shi	50	Chief Financial Officer
Wen Gao	53	Chief Strategy Officer
Shubao Pei	51	Chief R&D Officer and Chief Supply Chain Officer
Zhihui Gong	53	Chief Technology Officer

Mr. Chaohui Chen is our founder and has served as our director and chief executive officer since 2015. Prior to co-founding our company, Mr. Chen worked at Huawei from 1994 to 2013 where he served as SVP of Huawei, President of Huawei Device Company, CEO of Huawei UK & Ireland, and President of Wireless Product Line. Prior to that, Mr. Chen served as a R&D engineer in Guangdong Province Computer Co., Ltd from 1992 to 1994. Mr. Chen also serves as a director of Maya System, Inc., in which we made an equity investment. Mr. Chen received his bachelor’s degree in applied physics from National University of Defense Technology in China and master’s degree in nuclear electronics from China Institute of Atomic Energy.

Mr. Zhiping Peng is our founder and has served as chairman of our board of directors since 2015. Prior to co-founding our company, Mr. Peng worked at Huawei from 1996 to 2014, where he served as SVP of Huawei, chief procurement and supply chain officer, president of Optical Product Line, and president of Huawei Device Company. Prior to that, Mr. Peng served as a project manager at China Kejian Co., Ltd. from 1993 to 1996. Mr. Peng also serves as the chairman of the board of directors of Shenzhen Leafoo Bio-technology Co., Ltd, a company that manufactures and sells healthcare products. Mr. Peng received his bachelor’s degree in radio and automatic control and master’s degree of automatic control from Fudan University in China.

Ms. Hope Ni has served as our independent director since June 2020.  Ms. Ni currently serves as an independent director of Zhihu Inc. (Nasdaq: ZH), Digital China Holdings Limited (HKEX: 0861), Acotec Scientific Holdings Limited (HKEX: 6669) and ATA Creativity Global (Nasdaq: AACG) and prior to that, she served as an executive director from 2015 to 2020.  Previously, Ms. Ni worked as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

Mr. Onward Choi has served as our independent director since June 2020. Mr. Choi was the acting chief financial officer of NetEase, Inc., a Nasdaq-listed company, from July 2007 to June 2017. Mr. Choi currently serves as an independent director and the chairman of the audit committee of Smart Share Global Limited and Tuniu Corporation, both are Nasdaq-listed companies. Mr. Choi also serves as an independent non-executive director and the chairman/member of the audit committee of Beijing Jingkelong Company Limited, Tongdao Liepin Group and Infinities Technology International (Cayman) Holding Limited, all of which are listed on the Hong Kong Stock Exchange. Mr. Choi is a fellow member of the Association of Chartered Certified Accountants, CPA Australia and the Hong Kong Institute of Certified Public Accountants. Mr. Choi received a bachelor of arts degree in accountancy with honors from the Hong Kong Polytechnic University.

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

Mr. Zhigang Du has served as our chief operating officer since 2014. Prior to joining us, Mr. Du served as Vice President in charge of operations at Hytera Communications Corporation Limited from 2012 to 2014. From 2009 to 2012, Mr. Du worked as an independent consultant providing management consulting services. Prior to that, Mr. Du worked at Huawei from 1997 to 2009, where he served as Assistant President of East Africa Region, Director of Technical Service of China Region, and Deputy Director of Testing Department. Mr. Du served as Environmental Engineer and Project Manager at Lanzhou Coal Mining Design and Research Institute from 1988 to 1994. Mr. Du received his bachelor’s degree of meteorology and his master’s degree of business administration from Lanzhou University in China.

Mr. Yimeng Shi has served as our chief financial officer since 2014. Previously, Mr. Shi worked at Huawei from 2005 to 2014, where he performed finance management in Huawei UK & Ireland, Huawei North Latin America. From 2004 to 2005, Mr. Shi served as Accountant at Nortel Communication Equipment Co., Ltd. in Guangdong. Mr. Shi also serves as a director of Maya System, Inc., in which we made an equity investment. Mr. Shi received his master’s degree of law from Jinan University in Guangzhou, China. He also received his bachelor’s degree of Business Study in Accountancy from University of Massey in New Zealand.

Mr. Wen Gao has served as our chief strategy officer since September 2020 and served as our chief sales officer from 2014 to September 2020. Prior to joining us, Mr. Gao worked at Huawei from 2007 to 2011, where he served as the Director of Software Platform Department in Huawei Device Company. Prior to that, Mr. Gao worked as software R&D engineer and manager in several technology companies in Shenzhen, China from 1995 to 2007. Mr. Gao received his bachelor’s degree and master’s degree in computer application from Wuhan Surveying and Mapping University of Science and Technology in China, which was later merged into Wuhan University.

Mr. Shubao Pei has served as our chief R&D officer since 2014 and has served as our chief supply chain officer since January 2021. Prior to joining the company, Mr. Pei worked at Huawei from 1997 to 2014, where he served as the Director of New Product Introduction in Supply Chain, Director of OSS and Service Development Department. Mr. Pei received his bachelor’s degree in computer engineering and his master’s degree in mechanical engineering, both from Xi’an Jiaotong University in China.

Mr. Zhihui Gong has served as our chief technology officer since 2015. Prior to joining us, Mr. Gong worked at Shenzhen Liming Network Co., Ltd. from 1997 to 2015, performing IT planning, architecture, top design of enterprise system and cloud service platform, software development management, company’s technology management and planning. Mr. Gong received his doctor’s degree from Huazhong University of Science and Technology in China.

B. Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of US$1.4 million in cash to our executive officers, and paid US$170 thousand in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the former VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Amended and Restated 2018 Stock Option Scheme

In December 2018, our shareholders and board of directors approved the 2018 Stock Option Scheme to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme, or 2018 Plan, which amends and restates the previously adopted 2018 Stock Option Scheme, pursuant to which we may grant awards to our directors, officers and employees. The maximum aggregate number of ordinary shares that may be issued under 2018 Plan is 40,147,720 ordinary shares. As of February 28, 2023, options to purchase a total of 17,521,000 ordinary shares are outstanding under the 2018 Plan.

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

Amended and Restated 2019 Share Incentive Plan

In July 2019, our shareholders and board of directors approved the 2019 Share Incentive Plan, amended in 2021, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards will initially be 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of February 28, 2023, the maximum number of issuable shares under the 2019 Plan was 26,353,926, while 140,000 options had been granted and outstanding under the 2019 Plan, and 8,210,870 restricted share units had been granted and outstanding under the 2019 Plan.

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

The following table summarizes, as of February 28, 2023, the number of ordinary shares underlying outstanding options that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chaohui Chen	*	0.5000	April 27, 2020	April 27, 2031
Zhiping Peng	*	0.5000	April 27, 2020	April 27, 2031
Zhigang Du	*	0.8111	December 31, 2018 - April 27, 2020	December 31, 2025 - April 27, 2031
Hope Ni	—	—	—	—
Onward Choi	—	—	—	—
Ying Kong	—	—	—	—
Yimeng Shi	*	0.5000	December 31, 2018 - April 27, 2020	December 31, 2025 - April 27, 2031
Wen Gao	—	—	—	—
Shubao Pei	*	0.8111	December 31, 2018	December 31, 2025
Zhihui Gong	*	0.5000	December 31, 2018	December 31, 2025
All directors and executive officers as a group	7,056,120	0.5000-0.8111	December 31, 2018 - April 27, 2020	December 31, 2025 - April 27, 2031

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

The following table summarizes, as of February 28, 2023, the number of outstanding restricted share units that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Restricted Share Unites	Date of Grant
Chaohui Chen	*	January 27, 2021 - January 1, 2023
Zhiping Peng	*	January 27, 2021 - January 1, 2023
Zhigang Du	*	January 27, 2021 - August 30, 2022
Hope Ni	*	January 27, 2021 - August 30, 2022
Onward Choi	*	January 27, 2021 - August 30, 2022
Ying Kong	*	July 1, 2021 - August 30, 2022
Yimeng Shi	*	January 27, 2021 - January 1, 2023
Wen Gao	*	January 27, 2021 - August 30, 2022
Shubao Pei	*	January 27, 2021 - August 30, 2022
Zhihui Gong	*	January 27, 2021 - August 30, 2022
All directors and executive officers as a group	6,456,150	January 27, 2021 - January 1, 2023

As of February 28, 2023, our employees and consultants other than our directors and executive officers as a group held outstanding options to purchase 10,604,880 ordinary shares, with exercise prices ranging from US$0.5 to US$0.8 per share. As of February 28, 2023, our employees and consultants other than our directors and executive officers as a group held outstanding restricted share unit to turn into 1,754,720 ordinary shares with nil exercise prices.

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

Board Diversity Matrix (As of February 28, 2023)
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

Audit Committee. Our audit committee consists of Mr. Onward Choi, Ms. Hope Ni and Prof. Ying Kong. Mr. Onward Choi is the chairman of our audit committee. We have determined that Mr. Onward Choi, Ms. Hope Ni and Prof. Ying Kong satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Onward Choi qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Prof. Ying Kong, Mr. Onward Choi and Ms. Hope Ni. Prof. Ying Kong is the chairman of our compensation committee. We have determined that Prof. Ying Kong, Mr. Onward Choi and Ms. Hope Ni satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Hope Ni, Mr. Onward Choi and Prof. Ying Kong. Ms. Hope Ni is the chairperson of our nominating and corporate governance committee. Ms. Hope Ni, Mr. Onward Choi and Prof. Ying Kong satisfy the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D. Employees

We had a total of 578, 491 and 330 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Function	Number of Employees
Research and Development	141
Business Development, Sales and Marketing	125
Administration and Management	64
Total	330

Our success depends on our ability to attract, motivate, train and retain qualified personnel. The average age of our employees is below 35 and 74.5% of our employees have obtained bachelor’s degrees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We enter into standard labor contracts and confidentiality agreements with our employees. As required by regulations in mainland China, we participate in various employee social insurance plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under the laws of mainland China to make contributions to employee social insurance plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC Labor Contract Law and other labor-related regulations in mainland China may adversely affect our business and results of operations.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2023 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 247,718,550 Class A ordinary shares and 122,072,980 Class B ordinary shares outstanding as of February 28, 2023.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
	Number	Number	Number	%	%
Directors and Executive Officers**:
Chaohui Chen(1)	12,318,200	61,346,560	73,664,760	19.9	44.8
Zhiping Peng(2)	8,171,800	60,726,420	68,898,220	18.6	44.2
Zhigang Du(3)	4,109,660	—	4,109,660	1.1	0.2
Hope Ni	*	—	*	*	*
Onward Choi	*	—	*	*	*
Ying Kong	*	—	*	*	*
Yimeng Shi	*	—	*	*	*
Wen Gao(4)	12,043,820	—	12,043,820	3.3	0.6
Shubao Pei(5)	4,025,040	—	4,025,040	1.1	0.2
Zhihui Gong	*	—	*	*	*
All Directors and Executive Officers as a Group	45,159,910	122,072,980	167,232,890	44.5	90.0
Principal Shareholders:
MediaPlay Limited(1)	—	61,346,560	61,346,560	16.6	44.3
AlphaGo Robot Limited(2)	—	60,726,420	60,726,420	16.4	43.8
Entities Affiliated with Haitong(6)	30,820,490	—	30,820,490	8.3	1.5
Entities affiliated with Cash Capital(7)	37,405,580	—	37,405,580	10.1	1.8

Notes:

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise, the business address of our directors and executive officers is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 61,346,560 Class B ordinary shares held by MediaPlay Limited, a British Virgin Islands company, (ii) 2,565,940 Class A ordinary shares, in the form of ADSs, held by Mr. Chaohui Chen, (iii) 457,800 Class A ordinary shares held by Mr. Chaohui Chen; and (iv) 760,000 Class A ordinary shares Mr. Chaohui Chen has the right to acquire upon exercise of option within 60 days after February 28,2023; and (v) 8,534,460 Class A ordinary shares (including those in the form of ADSs) beneficially owned by certain of our current and former employees who have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. MediaPlay Limited is wholly owned by Brilliant Topaz Holding Limited, a British Virgin Islands company. Brilliant Topaz Holding Limited is wholly owned by Chen Family Evergreen Trust, a trust established for the benefit of Mr. Chaohui Chen and his family. Mr. Chaohui Chen is the settlor and investment advisor of Chen Family Evergreen Trust, and has the power to direct the disposition and voting of the shares held by Chen Family Evergreen Trust. The registered address of MediaPlay Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The abovementioned certain current and former employees and consultants have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. In addition, our employees and consultants who hold share incentive awards under our share incentive plans, except those who signed the voting agreement, have granted an irrevocable voting proxy for the shares issuable to them pursuant to the awards to Mr. Chaohui Chen.

(2)	Represents (i) 60,726,420 Class B ordinary shares held by AlphaGo Robot Limited, a British Virgin Islands company, (ii) 760,000 Class A ordinary shares Mr. Zhiping Peng has the right to acquire upon exercise of option within 60 days after February 28,2023, and (iii) 419,300 Class A ordinary shares held by Mr. Zhiping Peng, and (iv) 6,992,500 Class A ordinary shares held by two of our beneficial owners, who have granted an irrevocable voting proxy for 6,992,500 Class A ordinary shares beneficially owned by them to Mr. Zhiping Peng, and appointed Mr. Zhiping Peng as lawful attorney-in-fact. AlphaGo Robot Limited is wholly owned by Bright Topaz Holding Limited, a British Virgin Islands company. Bright Topaz Holding Limited is wholly owned by Harmony Peng Trust, a trust established for the benefit of Mr. Zhiping Peng and his family. Mr. Zhiping Peng is the settlor and investment advisor of Harmony Peng Trust, and has the power to direct the disposition and voting of the shares held by Harmony Peng Trust. The registered address of AlphaGo Robot Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 3,170,620 Class A ordinary shares held by Elite Magic Cosmos Limited, a British Virgin Islands company, (ii) 715,040 Class A ordinary shares Mr. Zhigang Du has the right to acquire upon exercise of option within 60 days after February 28,2023, and (iii) 224,000 Class A ordinary shares held by Mr. Zhigang Du. Elite Magic Cosmos Limited is wholly owned by Mr. Zhigang Du. The registered address of Elite Magic Cosmos Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)	Represents 11,889,820 Class A ordinary shares held by Talent Wits Limited, a British Virgin Islands company and (ii) 154,000 Class A ordinary shares held by Mr. Wen Gao. Talent Wits Limited is wholly owned by Mr. Wen Gao. The registered address of Talent Wits Limited is Craigmuir Chambers, Road Town Tortola, VG 1110, British Virgin Islands.

(5)	Represents (i) 3,170,620 Class A ordinary shares held by Fair Technology Limited, a British Virgin Islands company, and (ii) 616,420 Class A ordinary shares Mr. Shubao Pei has the right to acquire upon exercise of option within 60 days after February 28,2023, and (iii) 238,000 Class A ordinary shares held by Mr. Shubao Pei. Fair Technology Limited is wholly owned by Mr. Shubao Pei. The registered address of Fair Technology Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)	Represents (i) 625,462 ADSs, which represent 6,254,620 Class A ordinary shares held by AI Global Investment SPC (acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.), a Cayman Islands exempted segregated portfolio company with limited liability, (ii) 306,171 ADSs, which represent 3,061,710 Class A ordinary shares, held by AI Global Investment SPC (acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.), and (iii) 2,150,416 ADSs, which represent 21,504,160 Class A ordinary shares, held by AI Global Investment SPC (acting on behalf and for the account of AI Investment Fund S.P.), based on the Schedule 13G/A filed on February 13, 2023. The investment manager of AI Global Investment SPC is Haitong International Asset Management (HK) Limited. Mr. Shengzu Wang is the chief investment officer and managing director of Haitong International Asset Management (HK) Limited. The registered office of AI Global Investment SPC is at Harneys Services (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(7)	Represents (i) 26,309,700 Class A ordinary shares held by Beijing Cash Capital Venture Partners, a PRC limited liability partnership, and (ii) 11,095,880 Class A ordinary shares held by Xizang Guoke Dingyi Investment Center(Limited Partnership), a PRC limited partnership, based on the Schedule 13G filed on February 11, 2021. The general partner of Beijing Cash Capital Venture Partners is CASH Capital (Beijing) Investment Management Co, Ltd. Xizang Guoke Jiahe Investment Management Partners(Limited Partnership), a PRC limited partnership, is the general partner and fund administrator of Xizang Guoke Dingyi Investment Center(Limited Partnership). Lasa Guoke Jiahe Investment Management Co., Ltd., a PRC limited liability company, is the general partner of Xizang Guoke Jiahe Investment Management Partners(Limited Partnership). Lasa Guoke Jiahe Investment Management Co., Ltd. is a wholly-owned subsidiary of CASH Capital (Beijing) Investment Management Co, Ltd. Ge Wang is the legal representative of CASH Capital (Beijing) Investment Management Co, Ltd and a member of the investment committee of Beijing Cash Capital Venture Partners and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to the shares held by Beijing Cash Capital Venture Partners. Ge Wang is also a member of the investment committee of Xizang Guoke Jiahe Investment Management Partners(Limited Partnership) and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to shares held by Xizang Guoke Dingyi Investment Center(Limited Partnership). Hongwu Chen is the general manager of CASH Capital (Beijing) Investment Management Co, Ltd and a member of the investment committee of Beijing Cash Capital Venture Partners and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to shares held by Beijing Cash Capital Venture Partners. Hongwu Chen is also a member of the investment committee of Xizang Guoke Jiahe Investment Management Partners(Limited Partnership) and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to the shares held by Xizang Guoke Dingyi Investment Center(Limited Partnership). The registered address of Beijing Cash Capital Venture Partners is No. 710-84, Floor 6, No. 8 Haidian North Two Street, Haidian District, Beijing, People’s Republic of China. The registered address of Xizang Guoke Dingyi Investment Center(Limited Partnership) is Room 6-1, Unit 2, Building 6, Zone B, YGXC Community, No.158 Jinzhu West Road, Chengguan District, Lhasa, People’s Republic of China.

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

To our knowledge, as of February 28, 2023, a total of 157,361,680 Class A ordinary shares were held by one record holder in the United States, representing approximately 42.6% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

B. Related Party Transactions

Contractual Arrangements with The Former VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with our Founders and Related Entities

Transactions with Maya. In October 2018, we made an equity investment in a privately-held company, Maya System, Inc., or Maya, which provides cloud SIM related services in Japan, including sale of products and maintenance. We have significant influence over Maya. In 2020, 2021 and 2022, we recognized US$8.0 million, US$9.4 million and US$6.2 million of revenue from provision of data connectivity services, sales of terminals, sales of data related products and other services and products to Maya, respectively. In 2021 and 2022, we purchased US$26 thousand and US$4 thousand, respectively, of data connectivity service from Maya. As of December 31, 2020, 2021 and 2022, we owed US$1.5 million, US$1.4 million and US$1.5 million, respectively, to Maya, consisting of accounts payable, deposits and advances. As of December 31, 2020, 2021 and 2022, we had US$2.3 million, US$1.1 million and US$0.7 million due from Maya, respectively.

Transactions with Huaxiang. In April 2019 and September 2020, the Company made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company, or Huaxiang, which is an MVNO in mainland China. We have significant influence over Huaxiang. In 2021 and 2022, we recognized US$1.0 million and US$0.3 million, respectively, of revenue from provision of sales of terminals and PaaS and SaaS services to Huaxiang. In 2021 and 2022, we purchased US$87 thousand and US$6 thousand, respectively, of data connectivity service from Huaxiang. As of December 31, 2021 and 2022, we owed US$18 thousand and US$20 thousand to Huaxiang. As of December 31, 2021 and 2022, we had US$45 thousand and US$14 thousand due from Huaxiang.

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

Registration Rights. We have granted certain registration rights to holders of registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. Set forth below is a description of the registration rights granted under the shareholders agreement.

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

C. Interests of Experts and Counsel

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

In January 2020, SIMO and its affiliated entity filed a lawsuit for patent infringement and trade secret misappropriation against Hong Kong uCloudlink Network Tech. Ltd. and Shenzhen Ucloudlink Technology Limited in the Eastern District of Texas.  The patent infringement claim is based on U.S. Patent No. 9,736,689.  Those allegations were dismissed in the California case with prejudice. Following our success in the above-mentioned patent infringement case in New York, the plaintiffs dropped their patent infringement claim in the Eastern District of Texas on April 6, 2021. On August 30, 2021, we entered into a settlement agreement with SIMO. Pursuant to the settlement agreement, the parties filed joint motions to the United States District Court for the Eastern District of Texas for the dismissal of the trade secret case initiated by SIMO. The case was dismissed in September 2021.

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

From 2019 to 2020, we and SIMO also filed a series of lawsuits in mainland China. For example, in 2020, Shenzhen Skyroam Technology Co., Ltd. filed five invalidation petitions against patents No. 011.8, No. 209.9, No. 366.4, No. 352.6 and No. 323.5 owned by us in Patent Reexamination Board of National Intellectual Property Administration in mainland China, respectively. The National Intellectual Property Administration issued orders which invalidated patent No. 366.4, patent No. 352.6 and patent No. 323.5 in September 2020, November 2020 and April 2021, respectively. Shenzhen Ucloudlink Technology Limited filed lawsuits at the Beijing Intellectual Property Court to challenge the invalidation decisions. Beijing Intellectual Property Court issued the first instance judgment upholding the invalidation decision for patent No. 352.6 in September 2022, and we have appealed to the Supreme People’s Court against the first instance judgment in October 2022. With respect to patent No. 366.4, Beijing Intellectual Property Court has held the hearing in November 2022 and the first instance judgment has not been issued. For patent No. 323.5, the hearing has not been scheduled by Beijing Intellectual Property Court.

We reached a global settlement with SIMO for the series of cases held in both the United States and mainland China by entering into the Settlement Agreement. According to the settlement, we and SIMO have applied to withdraw all lawsuits initiated by either party. After the settlement with SIMO, we are currently involved in three pending patent invalidation cases, and there are no significant amounts of damages, legal fees or costs occurred in these cases against us.

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries and consolidated entities in Hong Kong or mainland China for our cash requirements, including any payment of dividends to our shareholders. The regulations of mainland China may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations on Dividend Distribution.”

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Global Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

●	an act which is illegal or ultra vires and is therefore incapable of ratification by the shareholders;

●	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained; and

●	an act which constitutes a fraud on the minority where the wrongdoer are themselves in control of the company.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

a) is or is likely to become unable to pay its debts; and

b) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Foreign Exchange.”

E. Taxation

The following summary of the material Cayman Islands, Hong Kong, mainland China and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong, mainland China and the United States.

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

Mainland China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that UCLOUDLINK GROUP INC. is not a mainland China resident enterprise for tax purposes. UCLOUDLINK GROUP INC. is not controlled by a mainland China enterprise or mainland China enterprise group and we do not believe that UCLOUDLINK GROUP INC. meets all of the conditions above. UCLOUDLINK GROUP INC. is a company incorporated outside mainland China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. For the same reasons, we believe our other entities outside of mainland China are not mainland China resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that UCLOUDLINK GROUP INC. is a mainland China resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% mainland China tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced within mainland China. It is unclear whether our non-mainland-China individual shareholders (including the ADS holders) would be subject to any mainland China tax on dividends or gains obtained by such non-mainland-China individual shareholders in the event we are determined to be a mainland China resident enterprise. If any mainland China tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-mainland-China shareholders of UCLOUDLINK GROUP INC. would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that UCLOUDLINK GROUP INC. is treated as a mainland China resident enterprise.

Provided that our Cayman Islands holding company, UCLOUDLINK GROUP INC., is not deemed to be a mainland China resident enterprise, holders of the ADSs and ordinary shares who are not mainland China residents will not be subject to mainland China’s income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Public Notice 7 and SAT Public Notice 37, where a non-resident enterprise conducts an “indirect transfer” by transferring domestic taxable assets, including, in particular, equity interests in a mainland China resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the mainland China resident enterprise which directly owns such domestic taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company and re-characterize the transaction as a direct transfer of underlying domestic assets if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring mainland China’s tax. As a result, gains derived from such indirect transfer may be subject to mainland China’s enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Public Notice 7 and SAT Public Notice 37, and we may be required to expend valuable resources to comply with SAT Public Notice 7 and SAT Public Notice 37, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfer of equity interests in mainland China resident enterprises by their non-resident holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs or ordinary shares and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Assuming that we are the owner of the former VIEs for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules” below, the gross amount of any distributions paid on the ADSs or ordinary shares (including the amount of any tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland China resident enterprise under the Enterprise Income Tax Law, we are eligible for the benefit of the U.S.-mainland China income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will generally be considered to be readily tradable on an established securities market in the United States. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares. In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—Mainland China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to mainland China’s withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—Mainland China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion under “—Passive Foreign Investment Company Rules”below, a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation—Mainland China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China’s income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to recently issued U.S. Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China’s tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain recognized on the sale or other disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the taxable year of the distribution or gain and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the reporting requirements that may apply and the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

J. Annual Report to Security Holders

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

The value of U.S. dollar against Renminbi may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of December 31, 2022, we had cash, cash equivalents and short-term deposit of US$15.1 million. We had U.S. dollar-denominated cash, cash equivalents of US$6.3 million, RMB-denominated cash, cash equivalents of US$3.9 million, JPY-denominated cash, cash equivalents of US$3.4 million, and cash, cash equivalents and short-term deposit denominated in other currencies of US$1.5 million. If the U.S. dollar had strengthened or weakened by 100 basis points against RMB, our cash, cash equivalents and short-term deposit would have decreased or increased by US$39 thousand. If the U.S. dollar had strengthened or weakened by 100 basis points against JPY, our cash, cash equivalents and short-term deposit would have decreased or increased by US$34 thousand. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and short-term deposit, our cash, cash equivalents and short-term deposit would have decreased or increased by US$15 thousand.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2022, we had US$0.2 million short-term deposit, with a weighted average duration of one year. A hypothetical one percentage point (100 basis-point) decrease in interest rates would have resulted in a decrease of US$3.7 thousand in the book value of our short-term deposit as of December 31, 2022. Our exposure to interest rate risk also arises from our borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2022, we have not received any reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS programs.

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

For the period from June 9, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2022, US$22.6 million of the net proceeds received from our initial public offering were used for strategic investments and general corporate purposes, including research and development and working capital needs. There is no material change in the use of proceeds as described in the F-1 Registration Statement. We intend to use the remainder of the proceeds from our initial public offering for general corporate purposes, as disclosed in our registration statements on Form F-1.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2022 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2022, our internal control over financial reporting was not effective.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified as of December 31, 2022 relate to our (i) lack of sufficient resources regarding financial reporting and accounting personnel in the application of U.S. GAAP and the reporting requirements set forth by the SEC, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures. The material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

Because of the material weaknesses described above, our management has concluded that we had not maintained effective internal control over financial reporting as of December 31, 2022.

Remediation Efforts

To remedy identified material weaknesses, we have implemented, and plan to continue to implement, several measures, including, among others:

●	hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

●	establishing an ongoing program to provide sufficient and additional appropriate training to our accounting staff, especially trainings related to U.S. GAAP and SEC financial reporting requirements; and

●	formulating internal accounting and internal control guidance on U.S. GAAP and SEC financial reporting requirements.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Audit Alliance LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2022.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

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

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firms for the periods indicated.

	2021		2022
Audit Fees(1)
PricewaterhouseCoopers Zhong Tian LLP	US$	880,000		—
Audit Alliance LLP(2)		—	US$	250,000
Other Fees(3)		—		—

(1)	“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.

(2)	On May 23, 2022, we engaged Audit Alliance LLP as our independent registered public accounting firm and dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”). See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)	“Other Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

On May 23, 2022, we dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as our independent registered public accounting firm. We engaged Audit Alliance LLP as our independent registered public accounting firm. The change of our independent registered public accounting firm had been approved by the audit committee of our board of directors.

The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2020 and 2021 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period on or prior to May 23, 2022, there were no (i) disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) between PwC and us on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F, except that as of December 31, 2020 and 2021, we did not maintain effective internal control over financial reporting due to the material weaknesses identified, including: (i) lack of sufficient resources regarding financial reporting and accounting personnel in the application of U.S. GAAP and the reporting requirements set forth by the Securities and Exchange Commission, and (ii) lack of comprehensive U.S. GAAP accounting policies and financial reporting procedures.

We have provided PwC with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from PwC a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of PwC’s letter dated June 29, 2022 as Exhibit 16.1 to the registration statement on Form F-3 filed with the SEC on June 29, 2022 is attached as Exhibit 15.4 herewith.

During the fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period on or prior to May 23, 2022, neither we nor anyone on our behalf has consulted with Audit Alliance LLP on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us by Audit Alliance LLP that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. NASDAQ Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market dated June 8, 2021 certifying that under Cayman Islands law, we are not required to hold annual shareholder meetings every year. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2022. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. NASDAQ Stock Market Rules also require shareholders’ approval to sell or potentially issue securities equaling 20% or more of our ordinary shares. Our Cayman Islands counsel, has provided a letter to the NASDAQ Stock Market dated September 21, 2022 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for such issuance. As we rely on home country practices with respect to our corporate governance, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, UCLOUDLINK GROUP INC. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our previous auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of UCLOUDLINK GROUP INC., or any of the subsidiaries in mainland China, (ii) the governmental entities in China does not have a controlling financial interest in our company or any of the subsidiaries, (iii) none of the members of the board of directors of our company or our operating entities is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of our company or our subsidiaries contains any charter of the Chinese Communist Party.

PART III

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of UCLOUDLINK GROUP INC., its subsidiaries and the former VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on May 29, 2020 (File No. 333-237990))
2.3	Deposit Agreement dated June 10, 2020, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2020 (File No. 333-250156))
2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
2.5	Voting Agreement between the Registrant and other parties thereto dated July 10, 2019 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
2.6*	Description of Securities
4.1	Amended and Restated 2018 Stock Option Scheme (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.2	Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
4.3	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.4	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.5	English translation of the Business Operation Agreement among Shenzhen uCloudlink, its shareholder and Beijing uCloudlink, and English translation of the Power of Attorney, as currently in effect, by the shareholder of Shenzhen uCloudlink (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.6	English translation of Equity Interest Pledge Agreement among Shenzhen uCloudlink, its shareholder and Beijing uCloudlink (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.7	English translation of Exclusive Technology Consulting and Services Agreement between Shenzhen uCloudlink and Beijing uCloudlink (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.8	English translation of Option Agreement among Shenzhen uCloudlink, its shareholder and Beijing uCloudlink (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.9	English translation of the Business Operation Agreement among Beijing Technology, its shareholders and Beijing uCloudlink, and English translation of the Power of Attorney, as currently in effect, by the shareholders of Beijing Technology (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.10	English translation of Equity Interest Pledge Agreement among Beijing Technology, its shareholders and Beijing uCloudlink (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.11	English translation of Exclusive Technology Consulting and Services Agreement between Beijing Technology and Beijing uCloudlink (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

Exhibit Number	Description of Document
4.12	English translation of Option Agreement among Beijing Technology, its shareholders and Beijing uCloudlink (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.13	English translation of the executed form of Spousal Consent Letter by the spouses of shareholders of Beijing Technology, as currently in effect, and a schedule of all spousal consent letters adopting the same form (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.14	Securities Purchase Agreement dated January 5, 2022 between the Registrant and YA II PN, LTD. (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
4.15	Convertible Debenture dated January 6, 2022 between the Registrant and YA II PN, LTD. (incorporated herein by reference to Exhibit 4.15 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
4.16	Registration Rights Agreement dated January 5, 2022 between the Registrant and YA II PN, LTD. (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
4.17	English Translation of Equity Interest Transfer Agreement dated March 17, 2022 between Shenzhen Technology and the shareholders of Beijing Technology. (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
4.18	English Translation of Termination Agreement dated March 17, 2022 between Beijing uCloudlink, Beijing Technology and its shareholders and their spouses. (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
4.19	English Translation of Termination Agreement dated March 17, 2022 between Beijing uCloudlink, Beijing Technology and Shenzhen Technology (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
8.1*	List of Principal Subsidiaries and Affiliated Entities of The Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP, an independent Registered Public Accounting Firm
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent Registered Public Accounting Firm
15.4	Letter from PricewaterhouseCoopers Zhong Tian LLP to the Securities and Exchange Commission dated June 29, 2022 (incorporated herein by reference to Exhibit 16.1 to the registration statement on Form F-3 (No.333-257782) filed by the Registrant with the Securities and Exchange Commission on June 29, 2022)
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
	Name:	Chaohui Chen
	Title:	Director and Chief Executive Officer

Date: March 29, 2023

UCLOUDLINK GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UCLOUDLINK GROUP INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UCLOUDLINK GROUP INC. and its subsidiaries (the “Group”) as of December 31, 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022, and the consolidated results of its operations and its cash flows for the year ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP

Singapore

March 29, 2023

PCAOB ID Number: 3487

We have served as the Group’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UCLOUDLINK GROUP INC.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of UCLOUDLINK GROUP INC. and its subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 2021 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shenzhen, the People’s Republic of China

April 27, 2022

We served as the Company’s auditor from 2017 to 2022.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of US$, except		Years ended December 31,
for number of shares and per share data)	Note	2020	2021	2022
Revenues	5	89,569	73,824	71,461
Revenues from services		46,150	37,798	46,228
Sales of products		43,419	36,026	25,233
Cost of revenues		(61,264)	(51,990)	(38,927)
Cost of services		(26,392)	(21,556)	(20,346)
Cost of products sold		(34,872)	(30,434)	(18,581)
Gross profit		28,305	21,834	32,534
Research and development expenses		(26,359)	(13,697)	(8,430)
Sales and marketing expenses		(29,261)	(13,620)	(10,305)
General and administrative expenses		(43,221)	(28,551)	(18,726)
Other income/(expense), net	6	7,554	(11,876)	(14,265)
Loss from operations		(62,982)	(45,910)	(19,192)
Interest income		37	14	18
Interest expenses		(285)	(188)	(441)
Amortization of beneficial conversion feature		—	—	(149)
Loss before income tax		(63,230)	(46,084)	(19,764)
Income tax expenses	7	(185)	(244)	(161)
Share of profit in equity method investments, net of tax		—	287	72
Net loss		(63,415)	(46,041)	(19,853)
Accretion of Series A Preferred Shares	9	(1,293)	—	—
Net loss attributable to ordinary shareholders of the Company		(64,708)	(46,041)	(19,853)
Net loss		(63,415)	(46,041)	(19,853)
Foreign currency translation adjustment		(1,135)	(17)	2,322
Total comprehensive loss		(64,550)	(46,058)	(17,531)
Net loss per share attributable to ordinary shareholders of the Company
Basic and diluted	11	(0.25)	(0.16)	(0.06)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	11	259,852,204	285,979,036	312,485,140

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US$, except	As of December 31,
for number of shares and per share data)	Note	2021	2022
Assets
Current assets:
Cash and cash equivalents	12	7,868	14,921
Short-term deposit	12	196	197
Accounts receivable, net	13	14,923	5,961
Inventories	14	6,133	3,624
Prepayments and other assets	15	6,225	4,255
Amounts due from related parties	23	1,153	698
Other investments	20	12,587	11,690
Total current assets		49,085	41,346
Non-current assets:
Long-term investments	16	1,867	1,711
Property and equipment, net	17	1,796	1,181
Right-of-use asset, net	18	—	206
Intangible assets, net	19	1,009	802
Other investments	20	12,058	—
Prepayments	15	1,310	688
Total non-current assets		18,040	4,588
Total assets		67,125	45,934
Liabilities
Current liabilities:
Short term borrowings (including US$941 thousand and US$574 thousand from the consolidated former VIEs, without recourse to the Company as of December 31, 2021 and 2022, respectively)	22	3,177	2,876
Accrued expenses and other liabilities (including US$12,424 thousand and US$10,741 thousand from the consolidated former VIEs, without recourse to the Company as of December 31, 2021 and 2022, respectively)	21	27,580	24,014
Accounts payable (including US$4,034 thousand and US$1,949 thousand from the consolidated former VIEs, without recourse to the Company as of December 31,2021 and 2022, respectively)	21	12,986	6,832
Amounts due to related parties (including US$18 thousand and US$20 thousand from the consolidated former VIEs, without recourse to the Company as of December 31, 2021 and 2022, respectively)	23	1,453	1,481
Contract liabilities (including US$89 thousand and US$62 thousand from the consolidated former VIEs, without recourse to the Company as of December 31, 2021 and 2022, respectively)		1,575	1,052
Current lease liabilities (including nil and US$60 thousand from the consolidated former VIEs, without recourse to the Company as of December 31, 2021 and 2022, respectively)	18	—	184
Total current liabilities		46,771	36,439
Non-current liabilities:
Other non-current liabilities		262	204
Total non-current liabilities		262	204
Total liabilities		47,033	36,643
Commitments and contingencies	24

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts expressed in thousands of US$, except	As of December 31,
for number of shares and per share data)	Note	2021	2022
Class A ordinary shares (US$0.00005 par value; 1,700,000,000 shares authorized; 164,975,400 shares issued and outstanding and 246,686,120 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	8,10	8	12
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized; 122,072,980 shares issued and outstanding and 122,072,980 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	8,10	6	6
Additional paid-in capital		230,048	236,774
Accumulated other comprehensive (loss)/income		(446)	1,876
Accumulated losses		(209,524)	(229,377)
Total shareholders’ equity		20,092	9,291
Total liabilities and shareholders’ equity		67,125	45,934

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of US$, except for number of shares and	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total
per share data)	Shares	Amount	Shares	Amount	Shares	Amount	capital	adjustments	losses	Equity
Balance as of January 1, 2020	232,451,900	11	—	—	—	—	118,818	706	(100,068)	19,467
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,135)	—	(1,135)
Net loss for the year	—	—	—	—	—	—	—	—	(63,415)	(63,415)
Share-based compensation	—	—	—	—	—	—	50,607	—	—	50,607
Accretion of Series A Preferred Shares	—	—	—	—	—	—	(1,293)	—	—	(1,293)
Redesignation of ordinary shares into Class A ordinary shares	(110,378,920)	(5)	110,378,920	5	—	—	—	—	—	—
Redesignation of ordinary shares into Class B ordinary shares	(122,072,980)	(6)	—	—	122,072,980	6	—	—	—	—
Issuance of ordinary shares upon Initial Public Offering (“IPO”)	—	—	20,100,000	1	—	—	27,604	—	—	27,605
Conversion of Series A Preferred Shares upon IPO	—	—	29,000,000	2	—	—	24,268	—	—	24,270
Shares issued upon exercise of employee share options	—	—	576,720	—	—	—	288	—	—	288
Balance as of December 31, 2020	—	—	160,055,640	8	122,072,980	6	220,292	(429)	(163,483)	56,394

(Amounts expressed in thousands of US$, except for number of shares and	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total
per share data)	Shares	Amount	Shares	Amount	Shares	Amount	capital	adjustments	losses	Equity
Balance as of January 1, 2021	—	—	160,055,640	8	122,072,980	6	220,292	(429)	(163,483)	56,394
Foreign currency translation Adjustment	—	—	—	—	—	—	—	(17)	—	(17)
Net loss for the year	—	—	—	—	—	—	—	—	(46,041)	(46,041)
Share-based compensation	—	—	—	—	—	—	8,757	—	—	8,757
Shares issued upon exercise of employee share options	—	—	1,919,760	—	—	—	999	—	—	999
Issuance of shares upon vesting of Restricted Shares held by other consultants	—	—	3,000,000	—	—	—	—	—	—	—
Balance as of December 31, 2021	—	—	164,975,400	8	122,072,980	6	230,048	(446)	(209,524)	20,092

(Amounts expressed in thousands of US$, except for number of shares and	Ordinary shares		Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total
per share data)	Shares	Amount	Shares	Amount	Shares	Amount	capital	adjustments	losses	Equity
Balance as of January 1, 2022	—	—	164,975,400	8	122,072,980	6	230,048	(446)	(209,524)	20,092
Foreign currency translation Adjustment	—	—	—	—	—	—	—	2,322	—	2,322
Net loss for the year	—	—	—	—	—	—	—	—	(19,853)	(19,853)
Share-based compensation	—	—	—	—	—	—	3,098	—	—	3,098
Issuance of ordinary shares for convertible bond	—	—	1,000,000	—	—	—	225	—	—	225
Conversion of convertible bond to ordinary shares	—	—	76,943,540	4	—	—	3,403	—	—	3,407
Issuance of shares upon vesting of Restricted Shares	—	—	3,767,180	—	—	—	—	—	—	—
Balance as of December 31, 2022	—	—	246,686,120	12	122,072,980	6	236,774	1,876	(229,377)	9,291

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of US$ except for number of shares and	Years ended December 31,
per share data)	2020	2021	2022
Cash flows from operating activities
Net loss	(63,415)	(46,041)	(19,853)
Adjustments to reconcile net loss to net cash generated from/(used in) operating activities
Provision for bad debts	2,794	40	2,014
Impairment for inventory obsolescence	636	16	96
Impairment for long-term investment	—	—	80
Depreciation of property and equipment	2,174	2,022	839
Amortization of intangible assets	94	143	142
Gains on disposals of property and equipment	(375)	(94)	(215)
Interest expenses	285	188	441
Amortization of beneficial conversion feature	—	—	149
Share-based compensation	50,607	8,757	3,098
Fair value (gains)/losses on other investments	(4,909)	12,363	12,958
Share of profit in equity method investments	—	(287)	(72)
Foreign currency exchange losses, net	182	1,106	2,519
Changes in operating assets and liabilities
Accounts receivable	16,228	(8,239)	7,715
Prepayments and other assets	690	985	1,825
Inventories	4,036	(302)	2,413
Accrued expenses, accounts payable and other liabilities	(9,273)	5,917	(9,647)
Amounts due to related parties	481	(50)	28
Amounts due from related parties	(1,572)	1,111	455
Contract liabilities	(1,036)	686	(523)
Other non-current liabilities	335	(59)	(58)
Net cash (used in)/generated from operating activities	(2,038)	(21,738)	4,404
Cash flows from investing activities
Purchase of property and equipment	(1,252)	(787)	(411)
Purchase of intangible assets	(482)	(92)	(14)
Proceeds from disposal of property and equipment	230	193	266
Cash paid for equity method investment	—	(247)	—
Cash paid for long-term investment	(811)	—	—
Increase in short-term deposit	(3)	(2)	—
Purchase of other investments	(33,126)	—	(3)
Net cash used in investing activities	(35,444)	(935)	(162)
Cash flows from financing activities
Proceeds from other borrowings	—	—	212
Repayments of other borrowings	(1,819)	—	(163)
Proceeds from issuance of convertible bonds	—	—	4,735
Redemption of convertible bonds	—	—	(1,050)
Proceeds from bank borrowings	3,674	11,419	9,496
Repayments of bank borrowings	(5,074)	(11,968)	(9,452)
Proceeds from initial public offering, net of issuance costs	29,904	—	—
Proceeds from exercise of share options	—	1,284	—
Payments relating to current Lease Liability	—	—	(238)
Net cash generated from financing activities	26,685	735	3,540
(Decrease)/increase in cash, cash equivalents and restricted cash	(10,797)	(21,938)	7,782
Cash, cash equivalents and restricted cash at beginning of year	40,274	30,226	7,868
Effect of exchange rates on cash, cash equivalents and restricted cash	749	(420)	(729)
Cash, cash equivalents and restricted cash at end of year	30,226	7,868	14,921

Supplemental disclosure of cash flow information
Interest paid	(285)	(188)	(426)
Cash paid for amounts include in operating lease liabilities	—	—	(15)
Supplemental disclosure on non-cash investing and financing activities:
—Accretion of Series A Preferred Shares	(1,293)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities

(a)	History and organization

UCLOUDLINK GROUP INC. (the “Company”) was incorporated in the Cayman Islands on 25 August 2014 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Before March 17,2022, the Company through its consolidated subsidiaries and the former consolidated variable interest entities (the “VIE”) (collectively, the “Group”) is principally engaged in the provision of data connectivity services and sales of Wi-Fi terminals and data related products to enable personal and enterprise users to access mobile internet in more than 100 countries and areas. Due to the legal restrictions of the People’s Republic of China (the “PRC”) on foreign ownership of data connectivity services license required by the business model the Company had been using before March 17,2022, the Company conducts its business operations in the PRC through its former VIEs.

On March 17, 2022, Beijing uCloudlink, the former VIEs, the nominee shareholders of the former VIEs and the spouses of the shareholders of Beijing Technology entered into termination agreements respectively, to terminate these contractual arrangements. Beijing uCloudlink issued a confirmation letter to designate Shenzhen Ucloudlink Technology Limited., or Shenzhen Technology, to exercise the exclusive option right to purchase all equity interests of Beijing Technology from its shareholders according to the abovementioned option agreement. Accordingly, Shenzhen Technology entered into an equity interest transfer agreement with the shareholders of Beijing Technology, and was registered as the sole shareholder of Beijing Technology since March 17, 2022. All contractual arrangements were terminated since then.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(b)	Principal subsidiaries and former VIEs

As of December 31, 2022, the details of the Company’s principal subsidiaries and former VIEs were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products
Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development
Shenzhen uCloudlink Co., Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation
Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company
UCLOUDLINK (SINGAPORE) PTE.LTD	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing
UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing
Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing
UCLOUDLINK SDN.BHD	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing
uCloudlink Japan Co., Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing
Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen uCloudlink”)	PRC	14 August 2014	Subsidiary and Consolidated former VIE	100%	Holder of value-added telecommunications services license, information technology services and sales of terminals and data related products
Beijing uCloudlink New Technology Co., Ltd. (“Beijing Technology”)	PRC	15 November 2014	Subsidiary and Consolidated former VIE	100%	Information technology services and sales of terminals and data related products
PT UCLOUDLINK TECHNOLOGIES PMA	Indonesia	27 September 2018	Subsidiary	100%	Sales and marketing
UCLOUDLINK UK LIMITED	UK	24 February 2021	Subsidiary	100%	Sales and marketing
Shenzhen Yulian Cloud Technology Co., Ltd.	PRC	22 February 2022	Subsidiary	100%	Sales and marketing

Refer to Note 2.3 for the consolidated financial information of the Company’s former VIEas of December 31, 2021 and December 31, 2022.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities

Before March 17,2022, the Company has entered into certain exclusive technical services agreements with certain PRC domestic companies, which entitle it to receive a majority of their residual returns and make it obligatory for the Company to absorb a majority of the risk of losses from their activities. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner’s rights over these PRC domestic companies.

Details of the typical structure of the Group’s former significant VIEs are set forth below:

(i)	VIE agreements among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholder:

●	Exclusive Technology Support and Technology Services Agreement

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

●	Exclusive Business Operation Agreement

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

●	Exclusive Option Agreement

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)

(i)	VIE agreements among Beijing uCloudlink, Shenzhen uCloudlink and its nominee shareholders (Continued)

●	Powers of Attorney

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

●	Equity Interest Pledge Agreement

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

(ii)	VIE agreements among Beijing uCloudlink, Beijing Technology and its nominee shareholders

The following is a summary of the contractual arrangements entered among Beijing uCloudlink, Beijing Technology and its nominee shareholders:

●	Exclusive Technology Support and Technology Services Agreement

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

●	Exclusive Business Operation Agreement

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities (Continued)

(c)	Variable Interest Entities (Continued)

(ii)	VIE agreements among Beijing uCloudlink, Beijing Technology and its nominee shareholders (Continued)

●	Exclusive Purchase Option Agreement

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

●	Power of Attorney

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

●	Equity Interest Pledge Agreement

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

Through the aforementioned contractual agreements, Shenzhen uCloudlink and Beijing Technology are considered VIEs and Beijing uCloudlink is the primary beneficiary because the Company, through Beijing uCloudlink has the ability to:

●	exercise effective control over Shenzhen uCloudlink and Beijing Technology;

●	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from these VIEs as if it were their sole shareholder; and

●	have an exclusive option to purchase all of the equity interests in these VIEs.

(iii)	Risks in relation to the VIE structure

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately US$3.8 million, US$3.8 million and US$3.8 million, as of December 31, 2020, 2021 and 2022, respectively. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC through the VIEs, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

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

The Company’s ability to control the VIEs also depends on the power of attorney exercised by Beijing uCloudlink to vote on all matters requiring shareholders’ approvals in the VIEs. As noted above, the Company believes these powers of attorney are legally binding and enforceable but may not be as effective as direct equity ownership. In addition, if the Company’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the Company’s business and operating licenses;

●	require the Company to discontinue or restrict its operations;

●	restrict the Company’s right to collect revenues;

●	require the Company to restructure its operations, re-apply for the necessary licenses or relocate the Company’s businesses, staff and assets;

●	impose additional conditions or requirements with which the Company may not be able to comply; or

●	take other regulatory or enforcement actions against the Company that could be harmful to the Group’s business.

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

Refer to Note 2.3 for the consolidated financial information of the Company’s former VIEs as of December 31, 2020, 2021 and 2022.

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

The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Group incurred loss from operations of US$63.0 million, US$45.9 million and US$19.2 million for the years ended December 31, 2020, 2021 and 2022, respectively. Net cash used in operating activities was US$2.0 million and US$21.7 million for the years ended December 31, 2020 and 2021 respectively and the net cash generated from operating activities was US$4.4 million for the year ended December 31, 2022. As of December 31, 2022, the Group had cash and cash equivalents and short-term deposit of US$15.1 million, and short-term investments of US$11.7 million. The COVID-19 pandemic has negatively impacted the Group’s business operations for the years ended December 31, 2020, 2021 and 2022, and will continue to impact the Group’s results of operations and cash flows for subsequent period. Such conditions and events casted substantial doubt on the Group’s ability to continue as a going concern.

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

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprises (“WFOE”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the former VIEs taken as a whole, which were included in the Company’s consolidated financial statements with intercompany balances and transactions eliminated between the former VIEs:

	As of December 31,
	2021	2022
	(in thousands of US$)
Cash and cash equivalents	293	1,951
Accounts receivable, net	1,333	474
Amounts due from subsidiaries	8,067	12,766
Property and equipment and intangible assets	1,195	775
Others	9,602	5,536
Total assets	20,490	21,502
Short term borrowings	941	574
Amounts due to parent and subsidiaries	55,623	60,029
Accounts payable, accrued expenses and other liabilities	16,458	12,690
Contract liabilities	89	62
Others	18	80
Total liabilities	73,129	73,435
Total shareholders’ deficit	(52,639)	(51,933)

	Years ended December 31,
	2020	2021	2022
	(in thousands of US$)
Revenue (note a)	55,014	30,979	30,371
Net loss (note a)	(3,528)	(16,244)	(4,349)
Net cash (used in)/generated from operating activities	(4,933)	(6,553)	858
Net cash used in investing activities	(1,196)	(178)	(430)
Net cash generated from financing activities	2,988	5,290	1,230

Note:

(a)	Revenue and net loss incurred by the former VIEs are primarily from the provision of data connectivity services, as well as sales of Wi-Fi terminals and sales of data related products.

(b)	As described in Note 10 to the consolidated financial statements, the Company sponsors share-based compensation plans in which employees, directors and officers of the Company, its subsidiaries and its former VIEs are eligible to participate. The Company has reflected the full cost of the share-based compensation expenses in its operating expenses. Most of the participating employees of the plans are based in the subsidiaries and former VIEs. If these expenses had been pushed down to the subsidiaries and former VIEs during the periods presented, the Company’s non-cash operating expenses would be lower and the former VIEs’ non-cash operating expenses would be higher by the following amounts: FY20: USD14.8 million, FY21: USD0.4 million and FY22: USD0.5 million, while subsidiaries’ non-cash operating expenses would be higher by the following amounts: FY20: USD35.8 million, FY2021: USD4.7 million and FY22: USD2.5 million.

The former VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 23 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.3	Consolidation (Continued)

Under the contractual arrangements with the former VIEs, the Company has the power to direct activities of the former VIEs and can have assets transferred out of the former VIEs under its control. Therefore, the Company considers that there is no asset in any of the former VIEs that can be used only to settle obligations of the former VIEs, except for registered capital. As all former VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the former VIEs.

Unrecognized revenue-producing assets held by the former VIEs include certain internet value added services provision and other licenses. The internet value added services provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of internet businesses in the PRC, and therefore are integral to the Group’s operations. The internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

On March 17, 2022, Beijing uCloudlink, the former VIEs, the nominee shareholders of the former VIEs and the spouses of the shareholders of Beijing Technology entered into termination agreements respectively, to terminate these contractual arrangements. Beijing uCloudlink issued a confirmation letter to designate Shenzhen Ucloudlink Technology Limited, to exercise the exclusive option right to purchase all equity interests of Beijing Technology from its shareholders according to the above-mentioned option agreement. Accordingly, Shenzhen Technology entered into an equity interest transfer agreement with the shareholders of Beijing Technology, and was registered as the sole shareholder of Beijing Technology since March 17, 2022. All contractual arrangements were terminated since then.

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

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive loss during the period in which they occur.

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.6	Mezzanine equity (Continued)

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.7	Revenue recognition (Continued)

(i)	Data connectivity services (Continued)

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

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2020 was US$1,925 thousand. For the year ended December 31, 2020, 2021 and 2022, revenue amounting to US$1,925 thousand, US$889 thousand and US$1,575 thousand were included in the contract liabilities balance at the beginning of the respective period.

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

Advertising and promotional expenses were US$2,695 thousand, US$2,846 thousand and US$2,217 thousand during the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended December 31, 2020, 2021 and 2022, contributions to such plan amounting to US$2,077 thousand, US$3,074 thousand and US$1,909 thousand respectively, were charged to the consolidated statements of comprehensive loss.

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

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2020, 2021 and 2022.

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

2.16	Comprehensive loss

Comprehensive loss is defined to include all changes in equity of the Group during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive loss includes net loss and other comprehensive loss, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net loss.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.17	Leases

The Group determines if an arrangement is a lease at inception. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no significant finance leases.

The Group recognizes lease liabilities and corresponding right-of-use assets on the balance sheet for leases. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Lease and non-lease components for leases of asset classes are accounted for separately. The Company elected to recognize short-term leases with an initial lease term of twelve months or less.

2.18	Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between different classes of ordinary shares based on their participating rights. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares, redeemable ordinary shares and convertible bonds using the if-converted method and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

2.19	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, term deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash, and cash equivalents as reported in the consolidated statement of cash flows are presented on the consolidated balance sheet as follows:

	December 31,	December 31,
(In thousands)	2021	2022
Cash and cash equivalents	7,868	14,921

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.20	Inventories

Inventories mainly consist of products for sales. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Write downs of US$948 thousand, US$12 thousand and US$138 thousand were recorded in cost of revenues in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022 respectively.

2.21	Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group evaluates the creditworthiness of each customer at the time when services are rendered or products are sold and continuously monitor the recoverability of the accounts receivable.

In January 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, which replaces the previous incurred loss impairment model. The Group’s estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Group assesses collectability by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. The adoption of ASC 326 did not have a material impact on the Company’s financial position, results of operations and cash flows. The consolidated financial statements for the year ended December 31, 2021 were not retrospectively adjusted. The allowance for doubtful accounts were US$3,350 thousand and US$4,519 thousand as of December 31, 2021 and 2022, respectively.

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

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

No impairment charge of long-lived assets was recorded for the years ended December 31, 2020, 2021 and 2022.

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

As of December 31, 2020, 2021 and 2022, the carrying values of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term nature of these instruments.

2.29	Other investments

The Group’s other investments consist of investment funds of which underlying assets are debt securities and equity securities. These investment funds are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the consolidated statements of comprehensive loss.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.30	Convertible promissory notes

Convertible promissory notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

2.31	Newly adopted accounting standard updates

In January 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). The Group adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

In January,2022, the Group adopted FASB ASC Topic 842, “Leases,” (“ASC Topic 842”) which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding right-of-use asset, including for those leases that the Company currently classifies as operating leases. The right-of-use asset and the lease liability was initially measured using the present value of the remaining lease payments. ASC Topic 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of retained earnings as of January 1, 2022. As a result, the consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC Topic 840”), which did not require the recognition of a right-of-use asset or lease liability for operating leases. As permitted under ASC Topic 842, the Company adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2022 contained an embedded lease, (2) not to reassess the classification of existing leases, (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC Topic 842, and (4) not to separate lease and non-lease components

3.	Recent accounting pronouncements

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

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for fiscal years beginning after 15 December 2023, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

4.	Concentration and Risks (continued)

(b)	Credit risk

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

5.	Revenues

	Years ended December 31,
(In thousands)	2020	2021	2022
Revenues from services
—Data connectivity services	39,956	26,430	35,483
International data connectivity services	30,798	21,672	28,085
Local data connectivity services	9,158	4,758	7,398
—PaaS and SaaS services	5,717	10,770	9,819
—Others	477	598	926
	46,150	37,798	46,228
Sales of products
—Sales of terminals	32,597	27,408	21,748
—Sales of data related products	10,194	5,843	3,230
—Others	628	2,775	255
	43,419	36,026	25,233
Total	89,569	73,824	71,461

In the following table, revenue is geographically disaggregated according to the locations of the customers.

	Years ended December 31,
(In thousands)	2020	2021	2022
Japan	47,565	35,883	28,088
North America	23,513	24,183	27,183
Southeast Asia	2,495	4,173	4,912
Mainland China	9,631	3,842	1,883
Hong Kong SAR	2,771	2,199	4,166
Europe	1,706	1,845	3,361
Others	1,253	1,457	1,264
Taiwan	635	242	604
Total	89,569	73,824	71,461

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

6.	Other income/(expense), net

	Years ended December 31,
(In thousands)	2020	2021	2022
Foreign exchange losses, net	(153)	(1,106)	(2,519)
Government grants (note)	2,283	1,012	935
Gains on disposal of property and equipment, net	375	94	215
Fair value gains/(losses) on other investments	4,909	(12,363)	(12,958)
Others	140	487	62
Total	7,554	(11,876)	(14,265)

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(a)	Income taxes (Continued)

(ii)	PRC (Continued)

The Group’s loss before income taxes consisted of:

	Years ended December 31,
(In thousands)	2020	2021	2022
Non-PRC	(54,627)	(28,212)	(15,397)
PRC	(8,603)	(17,872)	(4,367)
Total	(63,230)	(46,084)	(19,764)

(iii)	Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to profits tax rate of 16.5% on taxable income.

The reconciliations of the income tax expenses for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Years ended December 31,
(In thousands)	2020	2021	2022
Loss before income tax	(63,230)	(46,084)	(19,764)
Income tax computed at statutory PRC income tax rate (25%)(i)	(15,808)	(11,521)	(4,941)
Differential income tax rates applicable to certain entities comprising the Group	13,121	4,061	1,791
Effect of tax holiday	824	1,786	469
Permanent differences(ii)	451	1,826	2,100
Change in valuation allowance	2,735	5,405	1,569
Accelerated deductions on research and development expenses(iii)	(1,138)	(1,313)	(827)
Income tax expenses	185	244	161

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.

(ii)	Permanent differences primarily represent non-deductible expenses.

(iii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

The per share effect of the tax holidays are as follows:

	Years ended December 31,
(In thousands)	2020	2021	2022
Effect of tax holiday	824	1,786	469
Per share effect – basic and diluted	(0.00)	(0.01)	(0.00)

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(b)	Deferred tax assets (Continued)

	Years ended December 31,
(In thousands)	2020	2021	2022
Deferred tax assets
Net operating loss carryforwards	9,416	14,808	19,814
Accrued expenses and others	414	427	(3,010)
Less: valuation allowance	(9,830)	(15,235)	(16,804)
Net deferred tax assets	—	—	—

Movement of valuation allowance

	Years ended December 31,
(In thousands)	2020	2021	2022
Balance at beginning of the year	7,095	9,830	15,235
Change of valuation allowance	2,735	5,405	1,569
Balance at end of the year	9,830	15,235	16,804

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2020, 2021 and 2022, as management is not able to conclude that the future realization of those net operating loss carries forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2020, 2021 and 2022, the Group had net operating loss carryforwards of approximately US$61,257 thousand and US$100,986 thousand and US$134,896 thousand respectively, which arose from the subsidiaries and former VIE established in Hong Kong and PRC. As of December 31, 2020, 2021 and 2022, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2022, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2027 to 2031, if unused.

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

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

(xi)	On June 10, 2020, the Company completed its IPO on the Nasdaq Global Market. The outstanding shares consist of 159,478,920 Class A ordinary shares and 122,072,980 Class B ordinary shares, of which (i) 61,346,560 Class B ordinary shares ultimately held by the Company’s founder, director and chief executive officer Chaohui Chen; (ii) 60,726,420 Class B ordinary shares ultimately held by the Company’s founder and chairman of board of directors Zhiping Peng and (iii) 110,378,920 ordinary shares were converted into Class A ordinary shares. In the offering, 2,010,000 ADSs, representing 20,100,000 Class A ordinary shares, were issued and sold to the public at a price of US$18 per ADS. Upon the completion of the IPO, all 29,000,000 issued and outstanding preferred shares were converted into Class A ordinary shares immediately as of the same date.

(xii)	During year ended December 31, 2020, 576,720 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans (Note 10).

(xiii)	During year ended December 31, 2021, 1,919,760 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options and 3,000,000 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

(xiv)	During year ended December 31, 2022, 1,000,000 shares of Class A Ordinary Shares were issued for issuance of convertible debenture, an aggregate of 76,943,540 shares of Class A Ordinary Shares were issued for conversion of convertible debenture, and 3,767,180 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Convertible promissory notes

On January 6, 2022, the Company entered into a securities purchase agreement with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global (the “Purchaser”), pursuant to which the Company issued the Investor an unsecured promissory note on January 6, 2022 in the original principal amount of $5,000,000 at a purchase price equal to 95% of the principal amount through private placement.

The promissory note has a maturity date of 12 months with an interest rate of 5% per annum. The Purchaser has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, the Company will deliver to the Purchaser the Company’s Class A ordinary shares, par value US$0.00005 per share (the “Ordinary Shares”), which may be represented by American depositary shares (the “ADSs”). The conversion price shall be the lower of (i) US$3.50 per ADS, or (ii) 85% of a reference price benchmarked against the trading price of the Company’s ADSs. In addition, the Company will also issue to the Purchaser 1,000,000 Ordinary Shares as commitment fee at closing.

Upon evaluation, the Company determined that the Agreements contained embedded beneficial conversion features which met the definition of Debt with Conversion and Other Options covered under the Accounting Standards Codification topic 470 (“ASC 470”). According to ASC 470, an embedded beneficial conversion feature present in a convertible instrument shall be recognized Separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Pursuant to the agreement, the Company recognized embedded beneficial conversion features on January 6, 2022 of $939,376. Beneficial conversion features have been recognized into discount on convertible promissory notes and additional paid-in capital and such discount will be amortized in twelve months until the notes will be settled. For the year ended December 31, 2022, the Company have recognized Amortization of beneficial conversion feature US$149 thousand to profit.

In October 2022, the Company redeemed US$1.0 million principal amount of the convertible debentures, and the Purchaser had from time to time, converted all of the remaining amount for an aggregate of 76,943,540 Class A ordinary shares.

10.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

	Years ended December 31,
Share-based compensation expenses (In thousands)	2020	2021	2022
—Restricted Shares (a)	—	5,573	1,006
—Share options(b)	50,607	3,184	2,092
Total	50,607	8,757	3,098

(a)	Restricted Shares

As described in note 8(ii), all ordinary shares of the Company held by certain senior management were subject to a vesting period of 5 years from January 2015 (which was shortened to 4 years on September 22, 2016).

As described in note 10(b), in July 2019, the shareholders and board of directors of the Company approved the 2019 Share Incentive Plan (“the 2019 Plan”). On January 27, 2021, February 26, 2021, and July 1, 2021, the Company granted 2,717,500, 3,304,000 and 239,600 restricted share units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan. On January 1, 2022, January 27, 2022, August 30, 2022, and November 30, 2022, the Company granted 163,520, 172,500, 6,485,990 and 2,000,000 restricted share units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan.

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(a)	Restricted Shares (Continued)

A summary of the Restricted Shares activity for the years ended December 31, 2020, 2021 and 2022 is presented below:

(Number of shares)	Number of Restricted Shares
Outstanding as of January 1, 2020	—
Vested	—
Outstanding as of December 31, 2020	—
Granted	6,261,100
Forfeited	(345,000)
Vested	(3,000,000)
Outstanding as of December 31, 2021	2,916,100
Granted	8,822,010
Vested	(3,767,180)
Outstanding as of December 31, 2022	7,970,930

(b)	Share options

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

On February 11, 2022 the Company granted 616,420 share options to other consultant pursuant to the 2019 Plan.

On March 1, 2022 the Company granted 100,000 share options to its employee pursuant to the 2019 Plan.

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(b)	Share options (Continued)

A summary of the changes in the share options granted by the Company during the year ended December 31, 2020, 2021 and 2022 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2020	17,395,740	$0.52	$52,951,848
Granted	6,163,017	$0.55	$7,668,544
Forfeited	(683,280)	$0.67	$(1,733,224)
Exercised	(576,720)	$0.50	$(1,804,198)
Outstanding as of December 31, 2020	22,298,757	$0.54	$57,082,970
Exercisable as of December 31, 2020	—	$—	$—
Granted	820,000	$0.68	$171,820
Forfeited	(1,973,636)	$0.56	$(3,388,792)
Exercised	(1,919,760)	$0.52	$(5,939,067)
Outstanding as of December 31, 2021	19,225,361	$0.54	$47,926,931
Exercisable as of December 31, 2021	13,478,069	$0.55	$38,703,590
Granted	716,420	$0.81	$(458,564)
Forfeited	(1,936,841)	$0.74	$(2,428,038)
Outstanding as of December 31, 2022	18,004,940	$0.53	$45,040,329
Exercisable as of December 31, 2022	14,644,270	$0.54	$39,789,170

The Group calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the year ended December 31, 2020, 2021 and 2022 is summarized in the following table:

	Years ended December 31,
(In thousands)	2020	2021	2022
Risk-free interest rate(i)	0.33%-0.88%	1.22%-1.52%	0.90%-1.67%
Expected dividend yield(ii)	0.00%	0.00%	0.00%
Expected volatility(iii)	37.94%-40.07%	35.01%-36.00%	29.44%-34.81%
Grant date fair value	$0.98-$1.93	$0.06-$0.65	$0.00-$0.0044

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.

(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of December 31, 2022, the unrecognized share-based compensation expenses related to share options and restricted share units granted by Company were US$1,307 thousand and US$799 thousand respectively.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

11.	Loss per share

Basic and diluted net loss per share for each of the year presented were calculated as follows:

	Years ended December 31,
(In thousands of US$ except share data and per share data)	2020	2021	2022
Numerator:
Net loss	(63,415)	(46,041)	(19,853)
Add: Accretion of Series A Preferred Shares	(1,293)	—	—
Income allocation to participating preferred shareholders	—	—	—
Net loss attributable to ordinary shareholders of the Company for computing basic and diluted net loss per share	(64,708)	(46,041)	(19,853)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss per share	259,852,204	285,979,036	312,485,140
Basic and diluted net loss per ordinary share	(0.25)	(0.16)	(0.06)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years ended December 31,
	2020	2021	2022
Restricted Shares	—	2,916,100	7,970,930
Share options awards	22,298,757	19,225,361	18,004,940
Total	22,298,757	22,141,461	25,975,870

12.	Cash and cash equivalents and short-term deposit

Cash and cash equivalents represent cash on hand, cash held at bank, and term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Short-term deposit represents term deposit placed with bank with original maturity more than three months but less than one year. The Group had US$197 thousand of short-term deposit as of December 31, 2022, with an original maturity of 12 months denominated in HKD.

Cash on hand and cash held at bank balance and short-term deposit as of December 31, 2021 and 2022 primarily consist of the following currencies:

	December 31, 2021		December 31, 2022
(In thousands)	Original currency	US$ equivalent	Original currency	US$ Equivalent
US$	3,195	3,195	6,276	6,276
RMB	13,433	2,107	27,129	3,895
JPY	158,479	1,192	448,139	3,370
HKD	5,791	743	5,411	695
Others		827		882
Total		8,064		15,118

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

13.	Accounts receivable, net

(In thousands)	December 31, 2021	December 31, 2022
Accounts receivable	18,273	10,480
Less: Allowance for doubtful accounts	(3,350)	(4,519)
Accounts receivable, net	14,923	5,961

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2020	December 31, 2021	December 31, 2022
Balance at beginning of the year	495	3,289	3,350
Additions	2,785	67	1,273
Reversal	—	(22)	(26)
Exchange difference	—	16	(78)
Balance at end of the year	3,289	3,350	4,519

14.	Inventories

(In thousands)	December 31, 2021	December 31, 2022
Raw materials	4,395	1,971
Finished goods	2,390	2,401
Less: write-down of obsolete inventories	(652)	(748)
Total inventories	6,133	3,624

15.	Prepayments and other assets

(In thousands)	December 31, 2021	December 31, 2022
Prepayments	3,859	2,850
Deposits	1,389	1,215
Export tax receivable	744	—
VAT recoverable	729	715
Others	814	163
Total of prepayments and other assets	7,535	4,943

(In thousands)	December 31, 2021	December 31, 2022
Current	6,225	4,255
Non-current	1,310	688
Total of prepayments and other assets	7,535	4,943

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

16.	Long-term investments

	As of December 31, 2021
(In thousands)	Original Cost	Cumulative net gains /(losses)	Exchange Difference	Carrying value
Maya	442	(442)	—	—
Huaxiang	1,251	287	88	1,626
iQsim S.A.	245	*	(4)	241
Total	1,938	(155)	84	1,867

	As of December 31, 2022
(In thousands)	Original Cost	Cumulative net gains /(losses)	Impairment	Exchange Difference	Carrying value
Maya	442	(442)	—	—	—
Huaxiang	1,251	515	—	(55)	1,711
iQsim S.A.	245	(156)	(80)	(9)	—
Total	1,938	(83)	(80)	(64)	1,711

Note:

*	Less than US$1 thousand.

In October 2018, the Company made an equity investment in a privately-held company, Maya System, Inc. (the “Maya”), which provides cloud SIM related services in Japan, including sale of products and maintenance. The Company acquired 49.00% equity interest of Maya with total consideration of JPY49,000 thousand. The Group classified Maya as an equity method investment as it has significant influence over Maya. The consideration was mainly attributed to trademark, customer relationship and goodwill. As of December 31, 2021 and 2022, the share of loss from Maya exceeded the total investment cost. As the Company is not required to fund losses, the balance was written down to zero.

In April 2019 and September 2020, the Company made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company(the“Huaxiang”). The Company held 10% equity interest of the Huaxiang with total consideration of RMB8,521 thousand. In March 2022, Huaxiang introduced new investors and the Company’s equity interest in Huaxiang was diluted to approximately 9.36%. The Company exercises significant influence in the Huaxiang and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of profit of USD287 thousand and USD228 thousand during the year ended December 31, 2021 and 2022.

In January 2021, the Company acquired 31.25% of the equity interests of iQsim S.A., which is a provider of open virtual SIM (“VSIM”) platform and VSIM-enabled mobile devices based in France, with total consideration of EUR200 thousand. The Company exercises significant influence in iQsim S.A and therefore accounts for this as a long-term investment using equity method. The Company recognized the share of profit of USD0.2 thousand during the year ended December 31, 2021 and share of loss of USD156 thousand during the year ended December 31, 2022. As iQsim was applying for bankruptcy, the Company write off the left amount of the investments of USD80 thousand.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

17.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2021	December 31, 2022
Computers	672	460
Server & switch	1,382	1,283
Office equipment	1,685	1,754
Wi-Fi terminals for data connectivity services	9,632	7,762
Leasehold improvement	589	536
Total original costs	13,960	11,795
Less: accumulated depreciation	(12,164)	(10,614)
Net book value	1,796	1,181

Depreciation expenses recognized for the years ended December 31, 2020, 2021 and 2022 were US$2,174 thousand, US$2,022 thousand and US$839 thousand, respectively.

18.	Lease

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights

The following table presents balances reported in the consolidated balance sheets related to the Company’s leases:

(In thousands)	December 31, 2022
Right-of-use asset, net	206
Current lease liabilities	184

The following table presents operating lease cost reported in the consolidated statements of comprehensive loss related to the Company’s leases:

(In thousands)	Year ended December 31, 2022
Operating lease cost	238
Short-term lease cost	1,191
Total	1,429

For the year ended December 31, 2022, the Group incurred rental expenses under operating leases US$1,429 thousand.

The following table reconciles the undiscounted cash flows of the Company’s leases as of December 31, 2022 to the present value of its operating lease payments:

For the year ending December 31	(In thousands)
2023	204
2024	10
Total undiscounted operating lease payments	214
Less: imputed interest	(30)
Present value of operating lease liabilities	184

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

19.	Intangible assets, net

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2021
Purchased software	1,206	(322)	884
Trademarks	124	(76)	48
Licensed copyrights	181	(104)	77
Intangible assets	1,511	(502)	1,009

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2022
Purchased software	1,118	(405)	713
Trademarks	114	(81)	33
Licensed copyrights	171	(115)	56
Intangible assets	1,403	(601)	802

Amortization expenses recognized for the years ended December 31, 2020, 2021 and 2022 were US$94 thousand, US$143 thousand and US$142 thousand, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Year	(In thousands)
2023	80
2024	80
2025	80
2026	80
2027	80
Thereafter	402
Total	802

20.	Other investments

(In thousands)	December 31, 2021	December 31, 2022
Current(i) (ii) (iii)	12,587	11,690
Non-current(ii)	12,058	—
Total	24,645	11,690

Note:

(i)	In June 2020, the Group made an investment in an investment fund, which was classified as an equity security, for a cash consideration of US$15,000 thousand, for which the underlying assets were mainly comprised of debt securities and equity securities. It is redeemable at the option of the Group with one-month notice. The equity security was measured and recorded at fair value on a recurring basis based on the quoted price by the investment fund which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value loss of US$6,598 thousand for the year ended December 31, 2021 and a fair value loss of US$5,543 thousand for the year ended December 31, 2022. As of December 31, 2022, the fair value of the investment was US$7,044 thousand.

(ii)	In June 2020, the Group made an investment in an investment fund, which was classified as a debt security carried at fair value, for a cash consideration of US$17,100 thousand, for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures, for a period of 3 years. The debt security was measured and recorded at fair value on a recurring basis based on the quoted price by the asset management company, which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value loss of US$5,766 thousand for the year ended December 31,2021 and a fair value loss of US$7,415 thousand for the year ended December 31, 2022. As of December 31, 2022, the fair value of the investment was US$4,643 thousand. As the maturity date is within one year as of December 31, 2022, the investment was reclassified from non-current other investment to current other investment.

(iii)	In October 2022, the Group purchased a publicly traded stock of 100 shares for a cash consideration of JPY364,148 on the Japanese stock market. As of December 31, 2022, the fair value of the investment was US$3 thousand.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

21.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2021	December 31, 2022
Accounts payable to suppliers	12,986	6,832
Accrued bonus and staff costs	20,742	20,256
Other deposits	1,793	1,026
Other taxes payable (note)	881	461
Accrued professional fees	3,007	1,462
Accrued marketing expenses	75	101
Others	1,082	708
Total	40,566	30,846

Note:

Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

22.	Short-term borrowings

(In thousands)	December 31, 2021	December 31, 2022
Current
Bank borrowings(i)	3,177	2,842
Other borrowings(ii)	—	34
Total	3,177	2,876

Note:

(i)	The Group’s short-term bank borrowings are primarily used for working capital and business development purposes and bear interest rate of 4.00% ~ 5.55% (2021: 1.60% ~ 5.22%) per annum, with a weighted average interest rate of 4.86% (2021: 3.67%) per annum.

Certain bank borrowings are guaranteed by certain of our directors, certain legal representative and certain subsidiary and other company as of December 31, 2021 and 2022.

(ii)	In March 2022, the Company entered into an eleven-month financing agreement with an independent third-party finance lease company amounting to US$194 thousand with equivalent equipment of the Group pledged. The interest rate is 5.6% per annum.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

23.	Related party transactions

(a)	Related parties

As of December 31, 2022, the name and relationship with material related parties are as follows:

Related Party	Relationship with the Company
Maya	Equity method investee of the Company
Beijing Huaxianglianxin Technology Company	Equity method investee of the Company
iQsim S.A.	Equity method investee of the Company

(b)	During the years ended December 31, 2020, 2021 and 2022, other than disclosed elsewhere, the Company had the following material related party transactions:

	Years ended December 31,
(In thousands)	2020	2021	2022
Revenue from provision of data connectivity services, PaaS and SaaS services and sales of terminals and data related products:
Maya	8,010	9,370	6,202
Beijing Huaxianglianxin Technology Company	—	984	334
Purchase of data connectivity service:
Maya	47	26	4
Beijing Huaxianglianxin Technology Company	—	87	6

(c)	The Company had the following related parties balances as December 31, 2021 and December 31, 2022:

(In thousands)	December 31, 2021	December 31, 2022
Deposits received from related parties:
Maya	1,417	1,238
Contract liability:
Maya	18	222
Amounts payable to related parties:
Maya	—	1
Beijing Huaxianglianxin Technology Company	18	20
Amounts receivable from related parties:
Maya	1,108	684
Beijing Huaxianglianxin Technology Company	45	14

24.	Commitments and contingencies

(a)	Operating lease commitments

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights. As of December 31, 2021, the future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Year	(In thousands)
2022	1,080
2023	243
2024	21
2025	—
2026	—
Total	1,344

For the years ended December 31, 2020 and 2021, the Group incurred rental expenses under operating leases US$1,687 thousand and US$1,539 thousand, respectively. Upon the adoption of ASC 842 on January 1, 2022, operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement and the future lease payments under operating leases as of December 31, 2022 are disclosed in Note 18.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

24.	Commitments and contingencies (Continued)

(b)	Purchase commitment for purchase of data

As of December 31, 2022, the Group has future minimum purchase commitment related to the purchase of data of US$1,670 thousand, US$213 thousand and US$39 thousand within 2023, 2024 and 2025, respectively.

(c)	Contingencies

In August 2018, two affiliates of SIMO, namely Shenzhen Sibowei’ersi Technology Co., Ltd. and Shenzhen Skyroam Technology Co., Ltd., jointly filed a complaint against Shenzhen uCloudlink Network Technology Co., Ltd. in Guangzhou Intellectual Property Court in the PRC alleging patent infringements and claimed damages up to RMB10.5 million (equivalent to US$1.6 million). The Group has filed an invalidation petition against their alleged patent in Patent Reexamination Board of National Intellectual Property Administration in the PRC. On July 16, 2019, the Patent Reexamination Board of National Intellectual Property Administration issued a reexamination decision which invalidated the plaintiffs’ alleged patent in its entirety with respect to the patent infringement allegation. The first hearing of this lawsuit was held on May 13, 2019. The plaintiffs applied to withdraw the lawsuit, which has been approved on August 14, 2019. In October 2019, Shenzhen Sibowei’ersi Technology Co., Ltd. filed a complaint against the National Intellectual Property Administration in Beijing Intellectual Property Court in PRC petitioning the withdrawal of the foregoing reexamination decision of invalidity and reach of a new reexamination decision. In December 2020, the Beijing Intellectual Property Court entered its judgment which upheld National Intellectual Property Administration’s invalidation decision. Sibowei’ersi Technology Co., Ltd. has appealed against such judgment. On November 2, 2021, the Supreme People’s Court held an online hearing of the case, and the Group is awaiting for the ruling of the second instance as well as the court’s further notice.

The Group believes the aforementioned allegations are without merit and will defend vigorously. The Group considers that the likelihood of an unfavorable outcome is not probable or is unable to estimate the amount or the range of the possible loss. Therefore, no accrual has been recorded by the Group as of December 31, 2022 in respect of these proceedings.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2020, 2021 and 2022, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s VIEs from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of December 31, 2022, total restricted net assets were US$49,376 thousand.

The Company performed a test on the restricted net assets of subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2022 and the condensed financial information of the Company are required to be presented (See Note 28).

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

The net cash used in operating activities of the Group was US$21,738 thousand for the year ended December 31, 2021. The net cash provided by operating activities of the Group was US$4,404 thousand for the year ended December 31, 2022. The Group will evaluate its financial and cash flow positions from time to time and intend to mitigate liquidity risk by implementing operational measures such as costs cutting. The extent of the impact of the COVID-19 on the Group’s operational and financial performance in the longer term will depend on future developments, including the duration of the outbreak and related travel advisories and restrictions and the impact of the COVID-19 on overall demand for travel, all of which are highly uncertain and beyond the control of the Group.

27.	Subsequent Events

In January 2023, the Company granted 1,125,170 restricted share units to its employees, directors, and other consultants, under the 2019 Plan and executives with an exercise price of US$0 per share, with the vesting period ranging from four months to five years.

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

The Company records its investment in its subsidiaries, former VIE and former VIE’s subsidiaries under the equity method of accounting.

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2022.

Condensed statements of comprehensive loss of the parent company

(Amounts expressed in thousands of US$ except for number of	Years ended December 31,
shares and per share data)	2020	2021	2022
Operating expenses	(50,638)	(10,399)	(4,289)
Loss before income tax	(50,925)	(10,266)	(4,472)
Loss from subsidiaries and former VIEs	(12,490)	(35,775)	(15,381)
Net loss	(63,415)	(46,041)	(19,853)

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

28.	Additional information: condensed financial statements of the Company (Continued)

Condensed balance sheets of the parent company

(Amounts expressed in thousands of US$ except for number of	Years ended December 31,
shares and per share data)	2021	2022
Cash and cash equivalents	133	463
Amounts due from subsidiaries and former VIEs (note a)	126,536	127,308
Others	8	—
Total assets	126,677	127,771

Accounts payable, accrued expenses and other liabilities	1,188	397
Deficit in subsidiaries and former VIEs	101,138	113,938
Others	262	204
Amounts due to subsidiaries and former VIEs (note a)	3,997	3,683
Total liabilities	106,585	118,222
Total shareholders’ equity	20,092	9,549

Condensed statement of cash flows of the parent company

(Amounts expressed in thousands of US$ except for number of	Years ended December 31,
shares and per share data)	2020	2021	2022
Cash flows from operating activities
Net cash used in operating activities (note a)	(1,514)	(1,483)	(3,355)
Cash flows from investing activities
Intercompany fund transfers	(38,598)	(3,000)	—
Net cash used in investing activities (note a)	(38,598)	(3,000)	—
Cash flows from financing activities
Proceeds from initial public offering, net of issuance costs	29,904	—	—
Proceeds from exercise of share options	—	1,284	—
Proceeds from issuance of convertible bonds	—	—	4,735
Redemption of convertible bonds	—	—	(1,050)
Net cash generated from financing activities	29,904	1,284	3,685
(Decrease)/increase in cash, cash equivalents and restricted cash	(10,208)	(3,199)	330
Cash, cash equivalents and restricted cash at beginning of year	13,540	3,332	133
Cash, cash equivalents and restricted cash at end of year	3,332	133	463

Note (a):

The condensed financial information of the Company for the year ended December 31, 2020 has been revised to (i) reflect a reclassification adjustment on the presentation of cash flows between the Company and its subsidiaries within the Group. Such cash flows were previously inappropriately presented under the operating activities of the condensed financial information of the Company. The condensed financial information has been revised to properly reflect the cash flows from the Company to its subsidiaries as the investing activities amounted to US$38.6 million in FY20; and (ii) reflect a reclassification adjustment on the presentation of the amount due from entities within the Group from current to non-current in nature amounted to US$123.3 million in FY20 and the amount due to entities within the Group from current to non-current in nature amounted to US$3.9 million in FY20. Management considered the revision is immaterial, the impact of the revision was eliminated in consolidation, and there is no impact on the previously reported consolidated financial position, results of operations or cash flows.