Form 20-F
period 2024-12-31
uCloudlink Group Inc.
filed 2025-03-27
CIK 1775898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  ________________

For the transition period from ___________ to ____________

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

255,898,610 Class A ordinary shares (with no Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans) and 122,072,980 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2024.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals, strategies and vision;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the mobile data connectivity service industry;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our customers, suppliers and business partners;

●	competition in our industry;

●	our proposed use of proceeds; and

●	government policies and regulations relating to our industry and our geographic markets.

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

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Former Variable Interest Entities

UCLOUDLINK GROUP INC is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries, including but not limited to the former VIEs based in mainland China. The laws and regulations of mainland China restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we used to operate these businesses in mainland China through Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd., which we refer to as the former VIEs in this annual report. There were contractual arrangements among our mainland China subsidiaries, the former VIEs and their nominee shareholders, which were terminated in 2022 as we continued to adjust our business model in mainland China and proceed the Restructuring. Revenues contributed by the former VIEs accounted for 2% of our total revenues for 2022. As used in this annual report, “uCloudlink” refers to UCLOUDLINK GROUP INC., and “we,” “us,” “our company,” or “our” refers to UCLOUDLINK GROUP INC. and its subsidiaries, and, when describing our operations and consolidated financial information, also includes the former VIEs and their subsidiaries in mainland China in applicable period.

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

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders would be disposed pursuant to the contractual agreements with Beijing uCloudlink. We have evaluated the guidance in FASB ASC 810 and concluded that we were the primary beneficiary of the former VIEs for accounting purposes because of these contractual arrangements for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the year ended December 31, 2022 in this annual report.

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

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our previous auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB with the last inspection on September 27, 2024. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We have conducted our business in mainland China primarily through our subsidiaries and the former VIEs in mainland China. Our contractual arrangements with the former VIEs were terminated in 2022. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, apart from the approval of the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or other PRC government authorities that may be required in connection with the former VIE structure and our offshore offerings under the laws of mainland China, we have not received any requirement from PRC governmental authorities to obtain other permissions for our material operations in mainland China and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

Additionally, on December 28, 2021, the Cyberspace Administration of China, together with another twelve regulatory authorities jointly issued the Measures for Cybersecurity Review, which came into effect on February 15, 2022. The Measures for Cybersecurity Review require that, in addition to network products and services acquired by critical information infrastructure operators, online platform operators are also subject to cybersecurity review if they carry out data processing activities that affect or may affect national security, and online platform operators listing in a foreign country with more than one million users’ personal information data must apply for a cybersecurity review with the Cybersecurity Review Office. The Measures for Cybersecurity Review further elaborate the factors to be considered when assessing the national security risks of the relevant activities. On July 7, 2022, the Cyberspace Administration of China promulgated the Measures on Security Assessment of Cross-Border Data Transfer, which became effective on September 1, 2022. These measures require that any data processor who processes or exports personal information exceeding a certain volume threshold pursuant to the measures shall apply for a security assessment by the Cyberspace Administration of China before transferring any personal information abroad. The security assessment requirement also applies to any transfer of important data outside of mainland China. There are uncertainties regarding how these measures would be interpreted and enforced, and to what extent they may affect us. On September 24, 2024, the State Council published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. It provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

The Measures for Cybersecurity Review, the Regulations on Network Data Security Administration and the Measures on Security Assessment of Cross-Border Data Transfer remain unclear on whether the requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. We cannot predict the impact of the Measures for Cybersecurity Review, the Regulations on Network Data Security Administration and the Measures on Security Assessment of Cross-Border Data Transfer, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.”

Under the Measures for Cybersecurity Review and other cybersecurity laws and regulations of mainland China, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Internet Information Security and Personal Information Protection—Regulations Related to Personal Information Protection.” In addition, the Measures for Cybersecurity Review also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China. In such case, we must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China, including, among others, storing personal information and important data collected and produced within the mainland China territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. According to the Regulations on Network Data Security Administration, which became effective on January 1, 2025, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

The Administrative Measures on Telecommunications Business Operating Licenses (2017 Revision), which were promulgated by the PRC Ministry of Industry and Information Technology on March 1, 2009 and last amended on July 3, 2017, require that any approved telecommunications services provider shall conduct its business in accordance with the specifications in its license for value-added telecommunications services. Shenzhen uCloudlink Network Technology Co. Ltd. obtained this license issued by the Ministry of Industry and Information Technology in 2017 for conducting business of information technology services and sales of terminals and data related products. As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China, and we believe the license for value-added telecommunications services is no longer required. We terminated the contractual arrangements in 2022, and the license previously held by Shenzhen uCloudlink Network Technology Co. Ltd. was also terminated during the Restructuring. For business planning and business development in the future, and considering the existing shareholding structure of our company, we applied to the PRC Ministry of Industry and Information Technology and obtained the pilot operation approval for the telecommunications business on February 26, 2025.

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

Our subsidiaries and the former VIEs conduct business transactions that include trading activities, provision of services and intercompany advances. Our contractual arrangements with the former VIEs were terminated in 2022. The cash flows that occurred between our subsidiaries and the former VIEs in 2022 are summarized as the following:

For the year ended December 31,
2022
(US$ in millions)
Cash paid by former VIEs to subsidiaries for purchase of data plans and raw materials	0.9
Cash paid by former VIEs to subsidiaries for marketing and software licensing services	4.7
Cash paid by former VIEs to subsidiaries for subsidiary establishment	0.2
Intercompany advances from former VIEs to subsidiaries	1.8
Cash paid by subsidiaries to former VIEs for purchase of Wi-Fi terminals	27.7
Intercompany advances from subsidiaries to former VIEs	1.5
Cash paid by subsidiaries to former VIEs for transfer of equity investment	1.3

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

With respect to the cash flows between the parent company and subsidiaries, there were fund transfers from a subsidiary to the parent company amounting to US$0.2 million for the year ended December 31, 2023 and fund transfers from a subsidiary to the parent company amounting to US$1.4 million for the year ended December 31, 2024.

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

If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries and the former VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries and the former VIEs may allocate a portion of their after-tax profits based on mainland China’s accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Some of our mainland China subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. The net liabilities of the former VIEs amounted to US$52 million as of December 31, 2022. Our contractual arrangements with the former VIEs were terminated in 2022. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries and the former VIEs, to uCloudlink and investors as well as the ability to settle amounts owed under historical VIE agreements, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside mainland China to make loans to or make additional capital contributions to our mainland China subsidiaries and the former VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Financial Information Related to the Consolidated Former Variable Interest Entities

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the parent company, the WFOE, subsidiaries, and the former VIEs, elimination and consolidated total (in thousands of US$) as of and for the year ended December 31, 2022. Our contractual arrangements with the former VIEs were terminated in 2022.

Selected Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	For the year ended December 31, 2022
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Results of Operations
Revenues(2)	—	30,371	—	82,455	(41,365)	71,461
Third-party revenues	—	1,761	—	69,700	—	71,461
Inter-company revenues	—	28,610	—	12,755	(41,365)	—
Cost of revenues(2)	—	(15,624)	—	(45,803)	22,500	(38,927)
Third-party cost of revenues	—	(1,573)	—	(37,354)	—	(38,927)
Inter-company cost of revenues	—	(14,051)	—	(8,449)	22,500	—
Gross profit	—	14,747	—	36,652	(18,865)	32,534
Operating expenses(4)	(4,289)	(18,915)	(4)	(29,455)	15,202	(37,461)
Loss before income tax	(4,472)	(4,382)	(4)	(7,320)	(3,586)	(19,764)
Income tax expenses	—	—	—	(161)	—	(161)
Share of profit in equity method investment, net of tax	—	33	—	39	—	72
Loss from subsidiaries(3)	(15,381)	—	—	(7,938)	23,319	—
Loss from former VIEs(3)	—	—	(4,349)	—	4,349	—
Net loss	(19,853)	(4,349)	(4,353)	(15,380)	24,082	(19,853)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2022
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedule of Financial Position
Cash and cash equivalents	463	1,951	2	12,505	—	14,921
Accounts receivable, net	—	474	—	5,487	—	5,961
Amounts due from subsidiaries and former VIEs(1)	127,308	12,766	38	36,927	(177,039)	—
Property and equipment and intangible assets	—	775	—	1,209	—	1,984
Others(2)	—	5,536	5	55,682	(38,155)	23,068
Total assets	127,771	21,502	45	111,810	(215,194)	45,934
Short term borrowings	—	574	—	2,302	—	2,876
Amounts due to subsidiaries and former VIEs(1)	3,683	60,029	142	113,185	(177,039)	—
Accounts payable, accrued expenses and other liabilities	397	12,690	—	17,759	—	30,846
Contract liabilities	—	62	—	990	—	1,052
Deficit in subsidiaries(3)	113,938	—	—	65,626	(179,564)	—
Deficit in former VIEs(3)	—	—	51,933	—	(51,933)	—
Others	204	80	—	1,585	—	1,869
Total liabilities	118,222	73,435	52,075	201,447	(408,536)	36,643
Total shareholders’ equity/(deficit)	9,549	(51,933)	(52,030)	(89,637)	193,342	9,291

Selected Condensed Consolidated Cash Flows Data

	For the year ended December 31, 2022
	Parent	Former VIEs	WFOE	Other Subsidiaries	Elimination	Consolidated Total
Condensed Consolidating Schedules of Cash Flows
Cash flows from operating activities
Intercompany cash receipts from sales	3,100	27,681	—	9,729	(40,510)	—
Intercompany cash payments for purchases	(4,120)	(5,560)	—	(30,830)	40,510	—
Third parties cash activities	(2,335)	(21,263)	(3)	28,005	—	4,404
Net cash (used in)/generated from operating activities(5)	(3,355)	858	(3)	6,904	—	4,404
Cash flows from investing activities
Purchase of property and equipment	—	(17)	—	(394)	—	(411)
Purchase of intangible assets	—	(14)	—	—	—	(14)
Proceeds from disposal of property and equipment	—	231	—	35	—	266
Cash paid for equity investment	—	(151)	—	(1,288)	1,439	—
Proceeds from equity investment	—	1,288	—	151	(1,439)	—
Purchase of other investments	—	—	—	(3)	—	(3)
Intercompany fund transfers(6)	—	(1,767)	—	(1,446)	3,213	—
Net cash used in investing activities	—	(430)	—	(2,945)	3,213	(162)
Cash flows from financing activities
Proceeds from other borrowing	—	—	—	213	—	213
Repayment of other borrowing	—	—	—	(163)	—	(163)
Proceeds from bank borrowings	—	1,412	—	8,084	—	9,496
Repayments of bank borrowings	—	(1,570)	—	(7,883)	—	(9,453)
Proceeds from issuance of convertible bonds	4,735	—	—	—	—	4,735
Redemption of convertible bonds	(1,050)	—	—	—	—	(1,050)
Payments relating to current lease liability	—	(58)	—	(180)	—	(238)
Intercompany fund transfers(6)	—	1,446	—	1,767	(3,213)	—
Net cash generated from financing activities	3,685	1,230	—	1,838	(3,213)	3,540
Increase/(decrease) in cash and cash equivalents	330	1,658	(3)	5,797	—	7,782
Cash and cash equivalents at beginning of year	133	293	5	7,437	—	7,868
Effect of exchange rates on cash and cash equivalents	—	—	—	(729)	—	(729)
Cash and cash equivalents at end of year	463	1,951	2	12,505	—	14,921

Notes:

(1)	It represents the elimination of intercompany balances among the parent company, the former VIEs, the WFOE, and subsidiaries.

(2)	Intercompany sales of data plans, raw materials and Wi-Fi terminals were eliminated at the consolidation level.

(3)	It represents the elimination of the investment in the former VIEs, the WFOE and subsidiaries by the parent company.

(4)	Intercompany marketing and software licensing services were provided to the former VIEs by subsidiaries and the related expenses were eliminated at the consolidated level.

(5)	The cash flows which have occurred between subsidiaries, the WFOE and the former VIEs included the following:

●	cash paid by the former VIEs to subsidiaries for purchase of data plans and raw materials;

●	cash paid by the former VIEs to subsidiaries for marketing and software licensing services;

●	cash paid by the former VIEs to subsidiaries for subsidiary establishment;

●	cash paid by subsidiaries and the WFOE to the former VIEs for purchase of Wi-Fi terminals; and

●	cash paid by subsidiaries to the former VIEs for transfer of equity investment.

With respect to sales of data plans and raw materials, our subsidiaries received cash from the former VIEs amounted to US$0.9 million for the year ended December 31, 2022. With respect to provision of marketing and software licensing services, our subsidiaries received cash from the former VIEs amounted to US$4.7 million for the year ended December 31, 2022. With respect to subsidiary establishment, our subsidiary received cash from the former VIEs amounted to US$0.2 million for the year ended December 31, 2022. For purchase of Wi-Fi terminals, our subsidiaries paid cash to the former VIEs amounted to US$27.7 million for the year ended December 31, 2022.

With respect to transfer of equity investment, our subsidiary paid cash to the former VIEs amounted to US$1.3 million for the year ended December 31, 2022.

(6)	The fund transfer within the group of the company between subsidiaries, the WFOE and the former VIEs included the following:

●	With respect to the fund transfer from the parent company to subsidiaries, subsidiaries received cash from the parent company amounted to nil for the year ended December 31, 2022.

●	With respect to the fund transfer between the former VIEs and the WFOE, the former VIEs repaid cash to the WFOE amounted to nil for the year ended December 31, 2022.

●	With respect to the fund transfer between the former VIEs and subsidiaries, the former VIE received cash from subsidiaries amounted to US$1.5 million for the year ended December 31, 2022; the former VIE paid cash to subsidiaries amounted to US$1.8 million for the year ended December 31, 2022.

●	With respect to the fund transfer between the WFOE and subsidiaries, the WFOE repaid cash to subsidiaries amounted to nil for the year ended December 31, 2022.

Set forth below is the table showing the movement of investment in subsidiaries and the former VIEs in the parent’s financial statements as of and for the years ended December 31, 2022.

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

Due to the adverse impact of the COVID-19 pandemic, we incurred loss from operations of US$19.2 million in 2022. Although we recorded income from operations of US$2.6 million and US$4.4 million in 2023 and 2024, respectively, and generated net cash from operating activities of US$4.4 million and US$6.5 million and US$9.2 million in 2022, 2023 and 2024, respectively, we cannot assure you that we will be able to maintain profitability and positive cash flow from operations in the future.

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

On May 17, 2013, the Ministry of Industry and Information Technology announced the Mobile Telecommunication Resale Service Pilot Scheme to encourage private investment in the telecommunications industry, which represented the official approval of the MVNO business. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Mobile Data Traffic Service.” According to the laws and regulations of mainland China related to MVNO, and our consultation with the local branch of the Ministry of Industry and Information Technology, we understand that the key character of MVNO is that it purchases mobile telecommunication services from MNOs who own physical network, and then re-organize and resell these services to end-users under their own brands. We understand our business is significantly different from mobile telecommunication resale service in mainland China, including, (i) we only use our own brands to provide terminals and technology to our users, but not to resale mobile telecommunication services, and we emphasize in our users’ agreement that we only provide mobile data connectivity services, while all the data traffic are produced and provided by MNOs or MVNOs; (ii) we enable end-users to gain access to mobile data traffic without physical SIM cards by our services, but end-users do not gain access to any other mobile telecommunication services, for example, among others, voice services, short messages, through our services; (iii) MVNOs usually provide physical SIM cards with a specific phone number to users, through which users are able to get access to data traffic and voice services. However, our mobile data connectivity services do not contain phone numbers or provide voice services. Based on the above understanding, our PRC legal counsel, Han Kun Law Offices, is of the opinion that the service we provide in mainland China is not mobile telecommunication resale service stipulated definitely under the laws and regulations of mainland China. Our PRC legal counsel advised us that as the regulations of mainland China related to MVNOs and mobile telecommunication resale service keeps developing, and our business model shares certain similarities with mobile telecommunication resale service, there is no assurance that our competitors, our users will not report us to the PRC governmental authorities again, and there is no assurance that the PRC governmental authorities will hold the same opinion in the future and will not regard us as an MVNO. We have also entered into cooperation with an MVNO to conduct certain business transactions. There is no assurance that such cooperation will resolve all compliance issues under the developing regulatory regime of mainland China.

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

In Hong Kong, the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) generally requires, among others, that those who plan to (i) deal in the course of trade or business in apparatus or material for radiocommunications; or (ii) offer in the course of business a telecommunications service, to apply for an appropriate license. Currently, we have a Radio Dealers License (Unrestricted) and are preparing an application to the Communications Authority in Hong Kong for a Services-Based Operator License. However, there is no assurance that due to the expansion and changes to our product and service offerings from time to time, we possess or will possess all required licenses. See “Item 4. Information on the Company—B. Business Overview—Regulation—Hong Kong—Laws and Regulations Related to Telecommunication Services and Import and Export of Telecommunication Devices.” In the event that the Communications Authority in Hong Kong is of the view that we are required to, but have not obtained, the specific license at the relevant time, we and any responsible directors or other officers may be subject to fines and/or criminal liabilities. After obtaining a specific license from the Communications Authority, we will also be subject to any licensing conditions imposed by the Communications Authority and there is no assurance that this will not require us to change our practices and/or require additional expenditures on resources to ensure compliance.

In January 2021, the Hong Kong Government proposed a Real-name Registration Program for SIM Cards. On 1 September 2021, the Telecommunications (Registration of SIM Cards) Regulation (Chapter 106AI of the Laws of Hong Kong) was enacted and it applies to any form of SIM card, be it physical or non-physical SIM cards, and SIM cards with changeable SIM profiles which may be downloaded over-the-air, or any other technical means which identifies and authenticates a subscriber for access to a telecommunications service provided in Hong Kong by a licensee holding a unified carrier license, Services-Based Operator license or person given a right under a class license created under the Telecommunications Ordinance. It requires that all SIM cards issued by telecommunications operators of Hong Kong to be used for local person-to-person communications shall have real-name registration within a specified period before activation. The Real-name Registration Program is implemented in two phases. Telecommunications operators were required to put in place relevant infrastructure and systems for implementing real-name registration within phase one (i.e. on or before February 28, 2022). Phase two of the Real-name Registration Program began on March 1, 2022, whereby all newly effective SIM service plan services and new pre-paid SIM cards issued from March 1, 2022 onwards will require real-name registration before activation. For pre-paid SIM cards, a licensee shall register no more than 10 SIM cards for any individual user, and 25 SIM cards for any organization user holding a valid business/branch registration certificate under the Business Registration Ordinance, and it shall check and verify specific information provided by the users and keep and store the specified information collected for a specified time. A licensee is responsible for fulfilling the obligations under the Telecommunications (Registration of SIM Cards) Regulation. Certain types of SIM cards are excluded from the registration requirements. In March 2022, we launched our real name registration platform after liaising with Hong Kong Office of the Communications Authority.

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

The EU announced the Directive on Security of Network and Information Systems, or the NIS Directive, on July 6, 2016. The NIS Directive directs critical basic service operators and digital service providers in the EU to establish and plan basic capabilities for information exchange, cooperation, and common security requirements to improve the security of the EU internal market. By November 2018, each member state must identify key basic service operators within its territory and establish a list, including energy, transportation, banking, financial market infrastructure, health sector, water supply and distribution, digital infrastructure, etc. Basic service operators under this directive are those that (i) provide services that maintain important social or economic activities; (ii) provide services that rely on the supply of the Internet or information systems; and (iii) provide services that is vulnerable to significant disruption. The scope of application of the NIS Directive also includes digital services, such as digital service providers of online markets, search engines and cloud services. Under the NIS Directive, when planning for information security measures and notification obligations for information security incidents, digital service providers must also take into account factors such as the security of their systems and facilities, incident handling, continuity of business management, monitoring, auditing and testing, and compliance with international standards.

Directive (EU) 2022/2555 on measures for a high common level of cybersecurity across the Union, or the NIS 2 Directive, officially came into effect on January 16, 2023. It is in line with the NIS Directive and supplements the scope of supervision, coordination and cooperation among the EU member states and their information security risk management measures. The NIS 2 Directive covers public electronic communication networks or service supply, manufacturing of specific key products (such as drugs and medical equipment), digital services related to social network platforms and data centers, space and public administration, etc., and distinguishes key basic service operators by enterprise size. All medium and large enterprises must comply with the provision of the NIS 2 Directive, and member states can regulate compliance requirements for individual small enterprises with high-security risks. The NIS 2 Directive also simplifies the information security incident reporting process and provides more precise regulations on reporting procedures, content, and schedules to enhance the effectiveness of information sharing among member states. It establishes the European Cyber Crisis Liaison Organization Network (EU-CyCLONe) to support the coordinated management of large-scale information security incident and crises and a database and basic framework for vulnerability disclosure. It also introduces stricter supervision measures and law enforcement requirements to ensure consistency in penalty systems among member states. The NIS 2 Directive has more detailed and specified information security risk management measures, including information security incident reporting and crisis management, vulnerability handling and disclosure, policies and procedures for evaluating the effectiveness of measures, effective use of passwords, etc., and requires companies to address information security risks in the supply chain.

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

We have implemented a series of measures to address the material weaknesses, including that (i) we have been conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel; and (ii) Mr. Yimeng Shi, our chief financial officer, has qualified as a licensed Certified Public Accountant in the State of Michigan of the United States. Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weaknesses still existed as of December 31, 2024. We plan to continue to implement measures to remedy the identified material weaknesses. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

Recently, there have been heightened tensions in international economic relations, such as the one between the U.S. and China and as a result of the conflict between Ukraine and Russia and relevant sanctions on Russia, and the global macroeconomic environment still faces numerous challenges. The Russia-Ukraine conflict, the Hamas-Israel conflict, attacks on shipping in the Red Sea and the instability in Southeast Asia have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We are closely monitoring potential changes in U.S. trade policy and assessing the potential impact of these and other trade policy changes on our business operations and financial performance. For example, during the 2024 U.S. presidential campaign, then-candidate Trump said he would impose tariffs as high as 60 percent on Chinese goods. In February 2025, the U.S. administration imposed a 10 percent duty on Chinese imports, and the tariff rates increased further to 20 percent in March 2025. Authorities in China announced tariffs over select U.S. products and regulatory investigation against U.S. companies in response to the tariff imposed by the U.S. Since cross-border business is an increasingly important area of focus for us, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries, especially in the U.S. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to ongoing U.S.-China trade tensions, such changes could have an adverse effect on our business, financial condition and results of operations.

Likewise, we are monitoring policies in the United States aimed at restricting the export of items and technology subject to U.S. jurisdiction to Chinese companies. The United States and various foreign governments have imposed license requirements and restrictions on the export of technologies and products to China, or voiced the intention to do so. For instance, since 2022, the United States has imposed increasingly strict export control measures relating to exports of semiconductors to China. In October 2023, the Department of Commerce Bureau of Industry and Security promulgated two new rules that expanded export controls to cover a broader array of advanced semiconductors and semiconductor manufacturing equipment. The rules also introduced end-use controls for any company headquartered in China or whose ultimate parent is headquartered in China, and established new licensing requirements for additional countries. Similarly, in January 2025, the Department of Commerce Bureau of Industry and Security released an interim final rule that established licensing requirements for the export of advanced computing integrated circuits that facilitate advanced AI research and development, as well as certain AI model technology. The rule prohibits the export of such items to any company headquartered in China or whose ultimate parent is located in China. These measures also restrict the ability of U.S. persons to provide “support” for semiconductor manufacturing and related activities in China and may seriously affect the ability of Chinese companies to purchase or obtain certain semiconductor manufacturing equipment or advanced chips.

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies, or the Outbound Investment Rule. The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund. Separately, the United States has also restricted U.S. persons from investing in publicly traded securities of Chinese Military-Industrial Complex companies identified by the Treasury Department.

The Outbound Investment Rule and the Chinese Military-Industrial Complex restrictions are aimed at exerting greater U.S. government oversight of U.S. direct and indirect investments involving China, and they may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based companies. Importantly, the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. U.S. persons’ acquisitions of publicly traded securities, such as our ADSs, will therefore be exempted from the scope of covered transactions under the Outbound Investment Rule. We do not believe we would be defined as “covered foreign person” under the Outbound Investment Rule; however, there is no assurance that the U.S. Department of the Treasury will take the same view as ours. If we are deemed to be a covered foreign person, and therefore subject to the Outbound Investment Rule, our ability to raise capital or contingent equity capital from U.S. investors would be limited and could negatively affect our stock price. As a result, our financial condition, business, results of operations and prospects could also be adversely affected.

On February 21, 2025, the White House released the “America First Investment Policy” memorandum, or the Investment Policy, which outlined several initiatives to restrict investments involving China. While legislative and regulatory actions are required to effect these proposed changes, the Investment Policy may expand enforcement against inbound investment from China to the United States by potentially implementing broader, sector-based restriction on PRC investments in the U.S., expanding CFIUS’ jurisdiction over greenfield investment by Chinese companies, and replacing open-ended mitigation agreements with mitigation agreements prescribing specific timeframes and concrete actions. Additionally, the Investment Policy proposes to create restrictions on U.S. investments in China additional to those already imposed under the Outbound Investment Rule, by potentially expanding industry sectors covered in sectors by existing U.S. outbound investment regulations, supplementing outbound investment restrictions with sanctions, and directing a review to suspend or terminate the 1984 United States-The People’s Republic of China Income Tax Convention. As the Investment Policy and its related legislative and regulatory proposals are still relatively new, it is unclear how these policies, and any future policies concerning investments between the U.S. and China, will be interpreted, amended and implemented by U.S. government authorities. These policies may restrict our ability to implement our investment strategy and could adversely affect our business and prospects.

Measures such as these could deter suppliers in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. As a result, Chinese companies may have to identify and secure alterative supplies or sources of financing, which they may not be able to do so in a timely manner and at commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions, with parties in the United States and other countries that impose export controls or other restrictions. Like other Chinese companies, our business, financial condition and results of operations could be adversely affected as a result.

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

As part of our growth strategy, we enter into new markets, such as mobile data connectivity services for local users, develop new businesses, find new applications for our technologies, such as GlocalMe Life accessories and Internet-of-Things modules, which we refer to as IoT modules, and explore new monetization opportunities, such as payment services. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter. There can be long lead time and various uncertainties associated with the development of new products and services. Our potential lack of familiarity with new products and services and the lack of relevant marketing data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, and may not be able to effectively control our costs and expenses in rolling out these new products and services. Furthermore, it may take a long time for users to recognize the value of the new products and services and we may need to price our new products or services more aggressively to penetrate new markets and gain market share or remain competitive. One of the strategies we employ to expand is to introduce new and innovative business models. In the markets in which we operate the new business models, the regulators may not be familiar with the business model and new legislations that adapt to the new business model may be lacking, creating uncertainties in the outcome of the regulators determinations or our compliance status. We have historically experienced investigations or inquiries from the regulators regarding our new business models.

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

In 2022, 2023 and 2024, we derived 39.3%, 44.3% and 43.1%, respectively, of our total revenues from our international mobile data connectivity services. While we expect to continue to diversify our revenue base, there can be no assurance the new products and services we introduce will be successful. Accordingly, our future success depends upon our ability to enhance and expand our international mobile data connectivity service and maintain or further increase our market share in the international data roaming market, which involves substantial time, costs and risks. Our revenues from international mobile data connectivity services are expected to be affected by travel and consumer spending, because users seek to access the mobile internet while they are on-the-go, and because spending on internet access is often a consumer discretionary spending decision. Any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. Furthermore, we already occupy considerable market shares in some of our focused geographic markets, leaving less potential for rapid growth in those markets. If we do not achieve the targeted results from enhancing and expanding our international mobile data connectivity service and maintaining or further increasing our market share, for technological or other reasons, our sales growth and operating results may be adversely affected.

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

We may be subject to intellectual property claims from time to time, which are costly to defend, could result in significant damage awards, disrupt our business operation, and could limit our ability to use certain technologies in the future.

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

We reached a global settlement with SIMO Holdings Inc. for the series of cases held in both the United States and mainland China. According to the settlement, we and SIMO Holdings Inc. have applied to withdraw all lawsuits initiated by either party. In light of the aforementioned intellectual property litigation experience, our management has permitted us to use our intellectual property rights in key market areas to proactively send warning letters or file intellectual property infringement lawsuits. See “Item 8. Financial Information—Legal Proceedings.”

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

Many jurisdictions, including the United States, the European Union and mainland China, continue to consider the need for greater regulation or reform to the existing regulatory frameworks for data privacy and data protection. If any data that we possess belongs to data categories that are subject to heightened scrutiny, we may be required to adopt stricter measures for protection and management of such data. In the United States, all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules governing the ways in which businesses may collect, use, and retain personal information, granting data privacy rights to certain individuals, or requiring businesses to reasonably protect certain types of personal information they hold or otherwise comply with certain specified data security requirements for personal information. One such example is the California Consumer Privacy Act, which came into effect in 2020. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data, including for the purposes of targeted advertising. In the European Union, or the EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, increased our burden of regulatory compliance and required us to change certain of our data privacy and security practices in order to achieve compliance. The GDPR implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. The GDPR provides that EU member states may make their own additional laws and regulations in relation to certain data processing activities, which could further limit our ability to use and share personal data and could require localized changes to our operating model. Recent legal developments in the EU have created complexity and uncertainty regarding transfers of personal information from the EU to “third countries,” especially the United States. For example, in 2020, the Court of Justice of the EU invalidated the EU-U.S. Privacy Shield Framework (a mechanism for the transfer of personal information from the EU to the US) and made clear that reliance on standard contractual clauses (another such mechanism) alone may not be sufficient in all circumstances. In addition, after the United Kingdom, or UK, left the EU, the UK enacted the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK’s departure from the EU has also created complexity and uncertainty regarding transfers between the UK and the EU. Under both the GDPR and UK GDPR, fines of up to €20 million (£17.5 million) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.

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

Pursuant to the Measures for Cybersecurity Review, critical information infrastructure operators that purchase network products and services and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. Pursuant to the Regulations on Network Data Security Administration, data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. However, there remain uncertainties regarding the further interpretation and implementation of those laws and regulations. For example, the scope of “core data” and “important data,” two important concepts in the PRC Data Security Law, are yet to be determined. In early July 2021, regulatory authorities in mainland China launched cybersecurity investigations with regard to several mainland China-based companies that are listed in the United States. The regulatory authorities in mainland China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The regulatory authorities also publicize, from time to time, their monitoring results and require enterprises listed in such notices to rectify non-compliance. If any of our mobile apps is found not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities.

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

We have entered into and may in the future enter into cooperation and alliances with various third parties to further our business purpose from time to time. Our data connectivity business and its further expansion depends on the distribution channels we work with. We operate portable Wi-Fi services through multiple channels, including multiple Roamingman e-commerce platforms, online travel agencies, airlines and other travel related companies, sells portable Wi-Fi terminals and GlocalMe Life products on online e-commerce platforms, airport-based technology retailer, as well as on in-flight magazines with support from airlines. Our uCloudlink 2.0 model aims to provide mobile data connectivity services to local users across different MNOs in a single country, the success of which depends on our GlocalMe Inside implementation for smartphones and other smart hardware devices. Some local regulators require additional telecommunication licenses and permits, so we try to obtain requisite licenses and permits through both forming joint venture with local business partners who possess such licenses and permits and application by ourselves. Any deterioration of our relationship or unsuccessful cooperation with these partners or alliances could have a material adverse effect on our operating results.

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

If the PRC government finds that our use of the relevant approval for value-added telecommunications business do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

Foreign ownership of telecommunication businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a commercial internet content provider or other value-added telecommunication service provider (other than operating e-commerce) and the major foreign investor in a value-added telecommunication service provider in China must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, the Catalog of Industries for Encouraged Foreign Investment (2022 Edition), the Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 Version), or the 2024 Negative List, and other applicable laws and regulations.

There has been an elimination of restrictions on foreign investment in telecommunication business recently. The Notice on the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services promulgated on April 8, 2024 removes foreign equity ratio restrictions for specific value-added telecommunications services in the approved pilot areas, including the Comprehensive Demonstration Zone for Expanding Opening-up in the Services Sector in Beijing, the Lingang Special Area of China (Shanghai) Free Trade Zone for Leading Socialist Modernization, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen. The liberalized sectors cover Internet data centers (IDC), content distribution networks (CDN), Internet access services (ISP), online data processing and transaction processing, information release platforms and delivery services (excluding Internet news information, online publishing, online audio-visual services, and Internet-based cultural businesses) within information services, and information protection and processing services.

We have received the pilot operation approval for telecommunications business issued by the Ministry of Industry and Information Technology on February 26, 2025. However, it is uncertain whether any new PRC laws, rules or regulations relating to foreign investment in value-added telecommunications will be adopted or if adopted, what they would provide. Since the Notice on the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that our pilot operation approval for telecommunications business may be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations. Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations.

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

Our business could be materially and adversely affected by natural disasters, terrorist acts or acts of war, social unrest, health epidemics or other public safety concerns or hostile events. Natural disasters may give rise to server interruptions, breakdowns, system or technology platform failures, or internet failures, which would adversely affect our ability to operate our platform and provide our services. In addition, our results of operations could be adversely affected to the extent that any such event affects the economic condition in general and the travel industry in particular. For example, the outbreak of COVID-19 caused a severe decline in the level of business and leisure travel around the globe and the demand for our international data connectivity services was significantly reduced. Such decline also caused a decrease in revenues from sales of terminals and provision of PaaS and SaaS services to our business partners. Our business was adversely affected by the outbreak of the COVID-19 pandemic from 2022 through 2022, and could be adversely affected by the outbreak of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics in the future.

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

In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme and the Amended and Restated 2019 Share Incentive Plan, which we refer to as the 2018 Plan and 2019 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 40,147,720 shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Plan is initially 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of February 29, 2024, the maximum number of issuable shares under the 2019 Plan was 32,912,001. As of February 28, 2025, 16,714,060 share options had been granted and outstanding under the 2018 Plan, 140,000 share options and 7,911,170 restricted share units had been granted and outstanding under the 2019 Plan. The vesting of the share options granted by us was conditional upon completion of our initial public offering, and upon the completion of such offering in 2020, we began to recognize a substantial amount of share-based compensation expense. We recognized share-based compensation expenses of US$3.1 million in 2022, US$3.3 million in 2023 and US$1.2 million in 2024. Moreover, with additional share options or other equity incentives granted to our employees or directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2018 Stock Option Scheme” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2019 Share Incentive Plan.”

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

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in local currencies of our markets in mainland China, Japan, Hong Kong, Taiwan, North America, Southeast Asia and Europe, among other currencies, while some of our costs and expenses are paid in other currencies. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

A portion of the technologies we use incorporates open-source software, and we may incorporate open-source software in the future. Such open-source software is generally licensed by its authors or other third parties under open-source licenses. These licenses may subject us to certain unfavorable conditions, including requirements that we offer our products and services that incorporate the open-source software for no cost, that we make publicly available source code for modifications or derivative works we create based upon, incorporating, or using the open-source software, or that we license such modifications or derivative works under the terms of the particular open-source license.

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

As of December 31, 2022, 2023 and 2024, we had US$11.7 million, US$7.6 million and US$8.7 million other investments, respectively. In June 2020, we made an investment of US$15 million in an investment fund representing ownership interest in an entity for which the underlying assets were comprised of debt and equity securities. The fair value of this investment was US$8.7 million as of December 31, 2024. In June 2020, we made a US$17 million investment in an investment product for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures. In December 2023, we fully redeemed the latter investment and received US$1.3 million. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” We may invest in more financial investment products in the future. Financial investment products typically have high market risks, such as interest rate risk, equity risk, and credit risk. As a result, we may incur losses from our investment in the financial investment products. Such losses could materially and adversely affect our financial condition and results of operations.

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

Our business depends on our brands, including GlocalMe and Roamingman, and if we are not able to maintain and enhance our brands, our business and results of operations may be harmed.

We believe that our brands, including GlocalMe and Roamingman, have contributed to the success of our business. We also believe that maintaining and enhancing the brands is critical as we try to retain and expand our user base for our international mobile data connectivity service and venture into new business opportunities such as GlocalMe Inside. If we fail to maintain and further promote our brands, or if we incur excessive expenses in this effort, our business and results of operations may be materially and adversely affected. In addition, any negative publicity about our company, our products and services, our employees, our business practices, or our partners, regardless of its veracity, could harm our brand image and in turn adversely affect our business and results of operations.

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

The Special Administrative Measures (Negative List) for Access of Foreign Investment (2024 Version), or the 2024 Negative List, were jointly promulgated by the National Development and Reform Commission of the PRC, or the NDRC, and the Ministry of Commerce of the PRC on September 6, 2024 and effective on November 1, 2024. According to the 2024 Negative List, the proportion of foreign investments in an entity engages in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage-forwarding and call centers) shall not exceed 50%.

Accordingly, none of our subsidiaries is eligible to provide commercial internet content or other value-added telecommunication service, which foreign-owned companies are or restricted from conducting in mainland China. To comply with the laws and regulations of mainland China, we previously conducted such business activities to offer internet access services through the former VIEs in mainland China. Beijing uCloudlink entered into contractual arrangements with the former VIEs and their respective shareholders, and such contractual arrangements enabled us to exercise effective control over, receive substantially all of the economic benefits of, and have an exclusive option to purchase all or part of the equity interest and assets in the former VIEs when and to the extent permitted by the laws of mainland China. Because of these contractual arrangements, we were the primary beneficiary of the former VIEs in mainland China for accounting purposes for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the year ended December 31, 2022 in this annual report.

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

In addition, although the contractual agreements with the former VIEs were terminated in 2022, there are substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations, and rules relating to the agreements that established the former VIE structure for our operations in mainland China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. If the PRC government finds such agreements non-compliant with laws of mainland China, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements for the year ended December 31, 2022 included in this annual report. As a result, our shares and/or ADSs may decline in value or become worthless.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Certain portion of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, social conditions and government policies in China generally. Although the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risks related to natural disasters, terrorist acts or acts of war, social unrest, health epidemics or other public safety concerns or hostile events, which could significantly disrupt our operations.” The conflict between Ukraine and Russia and the imposition of broad economic sanctions on Russia may raise cost for our operations in Europe. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our previous auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB with the last inspection on September 27, 2024. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely our current auditor, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our previous auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB with the last inspection on September 27, 2024. For these reasons, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

As required by the laws of mainland China, a company that uses an office in a location outside its domicile to conduct business operation must register such office as a branch company with the competent local authority. As of February 28, 2025, we registered 15 branches in mainland China, of which 12 are registered for the purpose of picking-up and returning terminals, while some of our service stores established for the purpose of picking-up and returning terminals are not registered as branches. As we quickly expand our operations, we may need to register additional branch companies from time to time. However, whether a service store or a pick-up point will be deemed as having business nature or otherwise qualified for branch company registration is subject to the sole discretion of the government authorities. We cannot assure you that the governmental authorities will take the same view with us on whether a service store or picking up point is required or qualified to be registered as a branch company. If the government authorities find that we fail to complete branch company registrations for any of our service stores or pick-up points in a timely manner or otherwise violate regulations on branch companies, we may be subject to penalties, including fines, confiscation of income, or being ordered to cease business. We may be subject to these penalties as a result of our failure to meet the registration requirements, and these penalties may substantially inhibit our ability to operate our business. The maximum potential penalty we may be subject to is RMB100,000 for our failure to register a service store or pick-up point as a branch company if the government authorities determine that such branch company registrations are required.

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

Our two founders, Mr. Chaohui Chen and Mr. Zhiping Peng, beneficially own all of our issued Class B ordinary shares. As of February 28, 2025, these Class B ordinary shares constituted approximately 32.4% of our total issued and outstanding share capital and 87.8% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent more than 6.2% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 11.8% of our total issued and outstanding share capital. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect or to obtain copies of corporate records or register of members of these companies (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Differences in Corporate Law.”

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

As a Cayman Islands company that are listed on the Nasdaq Global Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq listing standards. For example, neither the Companies’ Act of the Cayman Islands nor our memorandum and articles of association requires us to hold an annual general meeting, and we did not hold an annual general meeting in 2024. We also relied on home country practice to sell or potentially issue securities equaling 20% or more of our ordinary shares without obtaining shareholder approval. In addition, we relied on home country practice in lieu of the requirements under Rule 5605(b)(1) of the Nasdaq Stock Market Marketplace Rules to have a majority independent board and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Marketplace Rules to maintain at least three independent directors on audit committee. We have relied on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5635(c) that shareholders’ approval must be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or when other equity compensation arrangement is to be made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholders’ approval for the material amendment to the 2018 Plan and the 2019 Plan. As we rely on home country practice with respect to our corporate governance, and our shareholders may be afforded less protection than they otherwise would under Nasdaq listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could subject United States holders of the ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024.

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

As a result of our direct ownership in Beijing uCloudlink and the historical VIE contractual arrangements, we were regarded as the primary beneficiary of the former VIEs, and we treated them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. Accordingly, we consolidate the financial results of the former VIEs and their respective subsidiaries with our consolidated financial statements in accordance with U.S. GAAP for the year ended December 31, 2022 in this annual report.

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

Overview

We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowance shared by network operators on our marketplace. We have aggregated mobile data traffic allowances from 391 MNOs in 163 countries and regions in our cloud SIM architecture as of December 31, 2024.

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

Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, allowing users to enjoy a smooth mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 163 countries and regions we cover. In 2024, average daily active terminals connected to our platform exceeded 316,600 and each of our active terminals on average used over 1,564 megabytes of mobile data per day. In addition to mobile data users, we also create unique values to the other stakeholders in the telecommunications industry worldwide, including smartphone and smart-hardware companies, MVNOs, MNOs and more broadly to society. Our business partners can also utilize our platform-as-a-service (PaaS) and software-as-a-service (SaaS) to manage their business operations such as connectivity management, terminal management, customer relationship management (CRM) system and big data analysis, thereby improving end-users’ experience with their services.

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

Average daily active terminals connected to our platform increased by 8.8% from over 290,500 in 2022 to over 316,000 in 2023, and further increased by 0.2% to over 316,600 in 2024. Total data consumed through our platform were approximately 176,500, 180,000 and 172,900 terabytes in 2022, 2023 and 2024, respectively, including data consumed by users who contributed to our revenues from data connectivity services, which we procured, and data consumed by users who did not contribute to our revenues from data connectivity services, which our business partners procured. In addition, the demand for our uCloudlink 2.0 business increased during the COVID-19 pandemic and the demand of local data connectivity services continued to be strong, primarily due to the development of our local mobile broadband (MBB) business in Japan and the expansion of GlocalMe brand in North America. We generate revenue primarily from our mobile data connectivity services and hardware terminals that incorporate the services.

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

We have expanded the business scope of our local data connectivity service. Apart from the mobile broadband (MBB) business opportunities such as sales of mobile Wi-Fi terminals and services through online sales and offline distribution and through our business partners, we also enhanced our local service brand as we expand our e-commerce exposure in key markets such as the United States and Europe, optimize our websites and streamline our sales team. We also invested in Beijing Huaxianglianxin Technology Co., Ltd., a licensed MVNO in China, and Maya System, Inc. in Japan as a component of our global investment strategy.

Our uCloudlink 3.0 model is currently in the trial phase for the GlocalMe Ecosystem and provides connectivity solutions that meet functional and security needs. Our uCloudlink 3.0 model builds on top of our uCloudlink 1.0 and 2.0 models and continues to contribute to our leading mobile data traffic sharing marketplace. We anticipate that our proposed uCloudlink 3.0 model has the potential to further improve the efficiency of data connectivity services through our innovative cloud SIM architecture, which is compatible with multiple technologies, including physical SIM, soft SIM and eSIM. In 2023, we launched over-the-air (OTA) SIM and eSIM solutions to address diverse consumer needs, and we continue to expand our IoT modules, devices, and lifestyle accessories to deliver a seamless, closed-loop connectivity experience. For instance, the first three GlocalMe Life solutions, including KeyTracker, RoamPlug and UniCord, were launched in May 2024. Additionally, we continue to use our proprietary cloud SIM, Hyper-Connectivity, which we refer to as HyperConn®, and 6-tech positioning technologies to enhance our customers’ digital experiences through innovative products and solutions. We launched four new solutions, including PetPhone, CloudSIM Kit, eSIM Trio and MeowGo G50 Max, in March 2025. We are establishing a data traffic marketplace that integrates cloud SIM technology, HyperConn®, and AI-driven PaaS/SaaS solutions to enable efficient mobile data transactions and sharing. With the proven success of our earlier models, we believe that the success of our uCloudlink 1.0 and uCloudlink 2.0 models will pave the path for the introduction of our uCloudlink 3.0 model.

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

Our Cloud SIM Technology and Architecture

Relying on our cloud SIM technology and architecture, we provide users with mobile data connectivity services with reliable connectivity, high speed and competitive price. The cloud SIM technology enables compatible terminals to use local data network without changing SIM cards, whereas the cloud SIM architecture supports the operation of cloud SIM technology.

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

Our SIM Banks. We operate our own distributed SIM banks to host a large number of local data SIM cards, which altogether enable us to provide global mobile data connectivity services in 163 countries and regions, including those countries traditionally renowned for high roaming cost. With cloud SIM technology, we simply purchase and use local SIM cards locally, reducing our data cost and eliminating the need to negotiate complicated roaming terms with MNOs. See “Item 4. Information on the Company—B. Business Overview—Mobile Data Procurement and Management.” Our Cloud SIM technology can in theory support SIM cards from almost all suppliers and connect to networks of almost all MNOs. Moreover, the technology is compatible with eSIM and soft SIM technologies.

Business Partners’ SIM Banks. Local SIM banks can also host a large number of data SIM cards, which can be physical SIM cards or e-SIM, and may be managed by our business partners directly. For example, a MNO or MVNO from whom we procure data may operate a local SIM bank and manage the data plans and SIM cards more efficiently. A portable Wi-Fi rental service business partner may purchase data locally and host these SIM cards in local SIM banks to meet its data demand within its operating region. We charge our business partners by the number of SIM cards hosted and the data volume provided through our architecture.

SIM Box and Other SIM Terminals. GlocalMe SIM box is our cloud SIM technology solution for users who need to have multiple SIM cards standby. SIM box is designed to be placed at home instead of being carried around. Users of our SIM box can remotely connect via their smartphones to the SIM cards in the box for data connectivity, calls and text messages. We monetize GlocalMe SIM box by selling hardware products and providing services through SIM box.

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

Platform-as-a-Service (PaaS)/Software-as-a-Service (SaaS). We offer our uCloudlink cloud SIM platform as PaaS/SaaS to our business partners and charge associated service fees. Our SIM card allocation algorithm increases the efficiency and utilization rate of the SIM cards, allowing business partners and us to generate attractive usage economics and minimize data wastage. In addition, as SIM cards purchased by us and those hosted by various business partners are incorporated in the architecture as an integrated SIM card pool, mobile data connectivity service providers such as MNO and MVNO business partners can not only offer their own data connectivity service on our platform, but also easily obtain access to data connectivity services from other service providers via our PaaS and SaaS platform powered by artificial intelligence (AI). Our business partners can also management their business via our PaaS and SaaS platform to provide better AI-driven PaaS/SaaS solutions to their end-users, including connectivity management, terminal management, terminal rental and sales, customer service systems (CRM), and big data analysis.

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

GlocalMe Connect and Other Apps. The GlocalMe Connect app enables seamless usage of our mobile data connectivity services on compatible third-party terminals. Our app is adopted through either pre-installation or subsequent firmware update in third-party smartphones of leading global handset brands, or offered by our business partners under the own brands. Users need to activate this app to enjoy our mobile data connectivity services. Users may easily check balance of their current data plans, renew their plans, purchase and top up other local and global data packages, maintain their accounts and obtain access to online customer support. For each country or region, users can choose from unlimited data pass in particular periods, normal data packages by data amounts, and packages for multiple countries in that region. Besides the GlocalMe Connect app, we also offer the GlocalMe app that can be downloaded from app stores to manage portable Wi-Fi terminals, and the GlocalMe Call app to manage voice calls and text messages that are remotely hosted on SIM boxes.

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

Our cloud SIM platform readily supports traffic from 5G networks. While MNOs globally are rolling out 5G networks and smartphone manufacturers are launching 5G-compatible models, smooth and reliable 5G experience outside of home country will not achieve in the near- to mid-term, as MNOs will probably require new 5G roaming agreements and tariff arrangements. Similarly, in local markets, 5G roaming agreements between MNOs are also required for wider 5G coverage by combining the 5G networks of multiple MNOs. Our cloud SIM platform offers 5G solutions that enable roaming-free inter-carrier 5G network access domestically and internationally. Currently, our competitive high-speed 5G roaming solutions can not only offer extensive 5G coverage that covers 80 countries and regions, but also enhance user experience, which further expands our user base and enhances our leading position in the roaming market.

GlocalMe Mobile/Fixed Broadband Solutions

We launched our GlocalMe mobile/fixed broadband solutions in 2014 as a signature solution under the uCloudlink 1.0 model, offering a range of hardware terminals, including portable Wi-Fi terminals and cloud network routers, to meet diverse connectivity needs.

Empowered by our cloud SIM architecture, our portable Wi-Fi terminals provide high-speed network connections in 163 countries and regions without the need to physically change SIM cards, supporting simultaneous connections for up to 15 devices. By leveraging our cloud SIM technology to allocate local data SIM cards from our distributed SIM card pool, cross-border travelers using our portable Wi-Fi terminals are able to enjoy reliable, fast, and competitively priced local mobile data connections, just like local users. In February 2021, we expanded our product line with models such as First G, Duo Turbo, and Tri Force under the GlocalMe brand globally, and we have consistently upgraded our existing GlocalMe portable Wi-Fi terminals to enhance performance and user experience.

While our portable Wi-Fi terminals primarily target users with international roaming needs, they are also highly effective for local use under the uCloudlink 2.0 model. These terminals automatically select the best-performing local mobile data network, enabling local users to enjoy broader coverage, more reliable connections, and lower prices without being tied to a specific MNO or MVNO. To further expand our uCloudlink 2.0 business, we introduced a dual-band customer premises equipment (CPE) router that supports local fixed networks and multiple mobile networks from major operators, ensuring uninterrupted connectivity even during fiber-optic line failures. Through the GlocalMe app, users can purchase global data on a pay-as-you-go basis or choose from various local and international data packages, offering flexibility and convenience.

Recently, we unveiled the upgraded 5G mobile Wi-Fi hotspot, integrating AI-driven Sky-to-Ground connectivity solutions with satellite communication capabilities. This solution would integrate Wi-Fi networks across homes, airports, offices, cafes, and more, while also being able to support in-flight Wi-Fi connectivity.

Services through our Roamingman Brand

Roamingman is our brand of the global portable Wi-Fi service business, primarily targeting Chinese users who are traveling abroad under uCloudlink 1.0 model. Besides China, we also operate Roamingman business in Malaysia. Empowered by our cloud SIM architecture, Roamingman provides global data connection through using our terminals. Users may obtain our portable Wi-Fi through multiple channels, including multiple Roamingman e-commerce platforms, online travel agencies such as Trip.com and Fliggy, airlines and other travel related companies. We offer flexible use periods, coverage regions and extension options to address the diverse needs from cross-border travelers. After reserving the terminals with deposits, users may pick up and return the terminals at airports, convenience stores, or via courier services.

We typically charge users a daily service fee that includes a specific amount of data in that day. The price of the daily service fee depends on the countries and regions the users plan to visit.

Direct Sales

We also directly sell our GlocalMe Wi-Fi terminals to enterprise and retail customers through online and offline channels in multiple countries and regions, such as China, Japan, Europe and the United States. Frequent cross-border travelers and enterprise customers may be better off by buying our terminals with data plans instead of short-term leasing. Our customers also include local users who seek to access more reliable and less expensive mobile data network locally following uCloudlink 2.0 model. We generate revenue by selling the solutions, including the hardware and data packages for future use. We also generate revenue when users purchase additional data package through our products. Users may purchase our terminals on online e-commerce platforms such as Amazon, TikTok, JD and T-mall. Since 2021, in order to elevate our local service brand GlocalMe, we have enhanced our e-commerce exposure in key markets such as the United States, Europe and Southeast Asia, optimized our websites and streamlined our sales team.

Cooperation with Business Partners

We have collaborated with business partners to provide access to our portable Wi-Fi solutions in other countries. Our business partners for GlocalMe portable Wi-Fi solutions include MNOs, MVNOs and portable Wi-Fi rental companies. Typically, we generate revenue by selling the hardware terminals to our business partners and providing mobile data connectivity services through our cloud SIM architecture. Our uCloudlink cloud SIM platform offers customer management tools, back-end SIM card tracking and data billing system, and provides access to global mobile data networks. In addition to utilizing data traffic available on our cloud SIM platform, business partners may also procure SIM cards and host the SIM cards in our cloud SIM architecture to provide data connectivity services to their customers. In 2024, we made breakthroughs in developing retail channels, by signing cooperation agreements with North America’s largest airport retail channels to make our products widely available across airport retail locations in North America.

GlocalMe SIM Solutions

Our GlocalMe SIM solutions offer a comprehensive range of SIM cards that encompass physical SIM, soft SIM, eSIM and cloud SIM, among others. In July 2023, we launched GlocalMe SIM, an OTA SIM card. GlocalMe SIM is backed by our patented cloud SIM technology and allows our users and customers to freely purchase and use multiple global data plans as needed without having to change SIM card. It currently covers more than 100 travel destinations, including Japan, the United States and Australia. In October 2023, we piloted our eSIM solution to adapt to the growing trend of eSIM development. Our solution accommodates a wide range of mobile devices, including those that do not natively support eSIM. Positioned as the “ultimate second SIM solution,” our eSIM TRIO solution would enhance connectivity by offering strong domestic and international coverage, eliminating the need for multiple SIM cards at the same time. This single-SIM solution would not only provide consumers with seamless local and global connectivity but also empower Tier 2 and Tier 3 MNOs and MVNOs by addressing critical challenges such as poor network performance, cross-carrier restrictions, limited international roaming options and the inability to build independent networks. We generate revenue by selling the SIM card services, including the SIM card and data packages for future use. We also generate revenue when users purchase additional data package. Our business partners can also enjoy these services through our cloud SIM platform.

IoT Modules

We offer IoT modules to meet the huge demand for mobile data from various terminals, and provide integrated network solutions to our customers. As 5G becomes more available, IoT providers will be more dependent on our cloud SIM architecture and hyper-connectivity technology. IoT modules are primarily targeting enterprise customers seeking for cost-effective and reliable data connectivity with low network latency in their products, to be used locally and internationally. For example, we provide data network solutions for several leading manufacturers in security camera, dashboard camera and related sectors. We expect to generate revenue from IoT modules by selling hardware and data packages.

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

We unveiled the CloudSIM Kit all-in-one IoT solution in March 2025. Our CloudSIM Kit is a plug-and-play IoT solution designed to deliver instant global full-speed 4G and 5G connectivity for IoT and smart devices. This innovative solution can be integrated into existing devices with SIM card slots, such as smartphones, CPEs and other IoT-enabled hardware. By inserting the CloudSIM Kit, users would be able to access global connectivity without the need for additional hardware modifications. GlocalMe’s IoT offerings comprehensively address connectivity challenges across various IoT scenarios through our CloudSIM Kit, Soft Cloud SIM technology and innovative SIM card solutions.

GlocalMe Life Solutions

GlocalMe Life solutions bring seamless connectivity into various frequent daily life application scenarios. We commercially launched three GlocalMe Life product series in July 2024. The lineup of new solutions, consisting of KeyTracker, a smart tag and tracker powered by six positioning technologies, RoamPlug, a 4-in-1 universal adaptor with built-in cloud SIM hotspot, and UniCord, a 3-in-1 charger cable with built-in cloud SIM hotspot, has showcased our innovative capabilities and garnered widespread acclaim in the market. Additionally, we made breakthroughs in developing retail channels and made these three series available at airports across the United States. With our high-quality data connectivity solutions for a range of everyday scenarios, we engage with a broader end-user base and enable our users to enjoy a more intelligent and convenient life. We plan to launch a wide range of lifestyle accessories empowered by our cloud SIM technology, and also collaborate with third-party manufacturers to support their smart devices with our connectivity capabilities. We unveiled PetPhone in March 2025, an addition to our digital ecosystem. PetPhone, as a smartphone for pets, would offer AI pet interactions, 6-tech global positioning, AI health monitoring and engagement with a global pet community.

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

Platform-as-a-Service (PaaS) / Software-as-a-Service (SaaS) and Other Services

We offer uCloudlink cloud SIM platform as a service to our business partners with a service charge. Our uCloudlink cloud SIM platform, which supports physical SIM, soft SIM and eSIM, intelligently chooses better performing local network, supporting a massive number of terminals and users. Our PaaS and SaaS offering consists of modules such as customer relationship management, operations support system, business support system, and SIM card enterprise resource planning and management, which enable our PaaS and SaaS customers to become over-the-top operators. PaaS targets sophisticated business partners that have their own business operation software, such as MNOs and portable Wi-Fi rental companies, to improve their cooperation with us. The cloud SIM platform includes APIs to allow easy integration into business partners’ and enterprise customers’ existing business management software.

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

Mobile Data Procurement and Management

We provide mobile data connectivity services to our users, and collaborate with business partners by assisting them with servicing their users. Data allowance originally purchased by us, which was primarily used by users who contributed to our revenues from data connectivity services, increased from approximately 21,000 terabytes in 2022 to approximately 24,000 terabytes in 2023, and further increased to approximately 25,000 terabytes in 2024, while data originally purchased by our business partners, which was primarily used by users who did not contribute to our revenues from data connectivity services, increased from approximately 155,800 terabytes in 2022 to approximately 156,500 terabytes in 2023, and decreased to approximately 148,000 terabytes in 2024.

Data Procurement

Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies. We have aggregated mobile data traffic allowances from 391 MNOs in 163 countries and regions in our cloud SIM architecture. When we start to offer uCloudlink 3.0 model in the future, users will also become our suppliers of mobile data. We have a dedicated team of data procurement personnel to purchase global mobile data from various sources. Our data purchasing team covers 163 countries and regions, divided by geographic regions and languages.

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

As we have aggregated mobile data traffic allowances from 391 MNOs, we possess bargaining power during the negotiation due to competition among MNOs and sometimes offer bidding process to purchase data with better price and terms. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. We also increase our bargaining power from our algorithm on pricing and user demand prediction. We technically analyze data packages across MNOs and other data suppliers and choose the combination with lower price or better network coverage. As our AI-Powered service maximizes network utilization, simplifies the cooperation among MNOs, improves network coverage and service quality of MNOs and fully utilizes network capacity, especially 5G, MNOs are more willing to offer us leftover data with low price.

Our operation under uCloudlink 2.0 model involves the purchase and use of local data, and some local regulators require additional telecommunication licenses and permits. We make efforts to obtain the requisite licenses and permits by collaborating with or forming joint venture with local business partners who possess such licenses and permits or by applying by ourselves. For example, in April 2019 and September 2020, we made an investment in a licensed MVNO primarily engaged in telecommunications related business, which was successfully listed on the China National Equities Exchange and Quotations on January 12, 2023.

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

Marketing and Business Development

We promote our products and services through a variety of online and offline marketing and promotional activities, as well as global exhibitions to enhance market exposure, such as CES 2024, Viva Tech 2024 and IFA Berlin. We primarily market our Roamingman portable Wi-Fi service through online travel agencies as well as through offline channels. We also promote our Roamingman brand with embedded advertisement in movies to reach broader consumer market. For GlocalMe portable Wi-Fi terminals, we publish advertisement on in-flight magazines with support from airlines. For GlocalMe Inside and other services based on our cloud SIM architecture, we establish our brand recognition to reach more potential business partners by participating exhibitions in tourism, consumer electronics and telecommunications. To promote GlocalMe Inside, we provide promotional data traffic allowance from time to time to acquire new users. When holidays approach, we also promote data discount through WeChat accounts, email newsletters and short text messages. We have a dedicated business development team in charge of the marketing of our other products and services to potential business partners and enterprise customers. We believe that sales of our reliable and high-quality products and services are enhanced by knowledgeable salespersons who can convey the value of our cloud SIM technology and hyper-connectivity technology and demonstrate various use scenarios enabled by our products. We also believe providing direct contact with our business partners is an effective way to demonstrate the advantages of our products and providing a high-quality sales and after-sales support experience is critical to attracting new and retaining existing business partners. Most of our sales personnel previously work in notable technology companies and have years of sales experience and technological knowledge base to support their sales activities. We establish our brand recognition to reach more potential business partners by participating exhibitions in tourism, consumer electronics and telecommunications.

In the first quarter of 2025, one of our subsidiaries was among the first batch of 13 foreign-invested companies in China to receive approval from the Ministry of Industry and Information Technology for pilot operations of value-added telecommunications services. This approval grants us the ability to provide internet access and information services in China, allowing us to expand our global footprint and deliver stronger connectivity solutions.

Customer Support

We maintain a dedicated customer service team in our ongoing efforts to maintain end-user satisfaction and improve our products and services. We offer customer support powered by AI-driven PaaS/SaaS solution for global users in Chinese, English, Japanese and Cantonese. Users may contact customer support directly from GlocalMe Connect app anytime to report issues and voluntarily provide feedback on our products and services, which help us improve our current business or develop and launch new services. We currently provide all of customer service by ourselves, but some of our customer service was outsourced in the past. Our business partners, such as MNOs, MVNOs, portable Wi-Fi terminal rental companies and smartphone companies and vendors, often employ their own customer service teams as the first line facing users. We provide additional customer service and technical support for these teams.

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

Research and Development

We invest significant resources in research and development to improve our technology and develop solutions supporting our cloud SIM operations. We incurred US$8.4 million, US$6.5 million and US$6.2 million of research and development expenses in 2022, 2023 and 2024, respectively.

We have a team of experienced engineers who are primarily based in China. We recruit most of our engineers locally and have established various recruiting and training programs to keep them abreast of the most advanced technologies. As of December 31, 2024, our technology team had a total of approximately 160 engineers, primarily focusing on the development of cloud SIM technology and our architecture, firmware and software development, big data analysis and hardware development.

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

We adopt security and data privacy practices in compliance with local cyber security law and data privacy regulations in the countries and regions that we operate, including cyber security law of mainland China.

We are subject to federal and state laws and regulations regarding data privacy and protection in the United States, including the Federal Trade Commission Act, the Electronic Communications Privacy Act, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, among others. We also need to comply with EU and UK laws and regulations regarding data privacy and protection, including the European Union General Data Protection Regulation and United Kingdom General Data Protection Regulation and Data Protection Act 2018. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our and the former VIEs’ business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business” and “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Internet Information Security and Personal Information Protection.”

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2024, we owned 165 patents relating to the cloud SIM technology in mainland China, Japan, United States and other jurisdictions, and had 20 pending patent applications. Our patents cover our key technologies, including cloud SIM architecture and supporting terminals, design patents, hardware antenna and hardware configuration. We also own 129 registered trademarks, including GlocalMe, Roamingman and uCloudlink, copyrights to 49 software programs developed by us relating to various aspects of our operations, and 43 registered domain names, including www.ucloudlink.com, www.GlocalMe.com and www.roamingman.com.

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

Competition

The mobile data connectivity services industry is rapidly evolving and increasingly competitive. While we create unique values to and collaborate with MNOs and MVNOs, who are important participants on our mobile data traffic sharing marketplace. Our cloud SIM technology backed by our PaaS and SaaS platform is our core competitiveness in data connectivity market, which will support physical SIM, eSIM, soft SIM technologies and six advanced positioning technologies, including Global Positioning System (GPS), Assisted Global Positioning System (AGPS), Location Based Services (LBS), Wi-Fi, Bluetooth and Active Radar. We also face potential competition from other companies with such technologies in data connectivity and location services. We believe that we are strategically positioned in global mobile data connectivity services industry and we compete with others based on the following factors: (1) strong relationships with business partners around the globe to expand our product penetration; (2) advanced cloud SIM technology, hyper-connectivity technology and architecture that deliver high quality mobile data connectivity experience to end users; (3) innovative GlocalMe Inside solutions that bring new opportunities to the hardware terminal value chain; and (4) experience and track record of success in the telecommunications business.

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

With respect to the period for payment of the registered capital, pursuant to the amended PRC Company Law, all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of such PRC limited liability company, unless otherwise provided by laws and regulations. With respect to any company established before the effective date of the amended PRC Company Law, the period of capital contribution provided in its articles of association shall be amended to meet the time limit provided in the amended PRC Company Law if such period of capital contribution in its articles of association exceeds that as required by the amended PRC Company Law; with respect to any company whose period of capital contribution or amount of the registered capital are obviously abnormal, the competent governmental authority may require such company to adjust its period of capital contribution or amount of the registered capital in a timely manner. The amended PRC Company Law provides that the detailed implementation measures for the aforesaid provisions will be formulated by the State Council of the PRC. If any shareholder fails to make capital contributions on schedule and in full as provided in the articles of association, the company shall send a written notice requesting such shareholder to pay up all overdue registered capital within a grace period no less than sixty days from the issuance date of such notice. If, upon the expiration of the foregoing grace period, such shareholder still hasn’t fulfilled the obligation of capital contribution with respect to such overdue registered capital, the company may, upon adoption of the resolution of the board of directors, send a notice of forfeiture to such shareholder in writing. Since the issuance date of the foregoing notice, such shareholder shall forfeit the equity interests for which the capital contribution has not been paid up. The forfeited equity interests shall be transferred or cancelled in accordance with the applicable laws. On July 1, 2024, the State Administration for Market Regulation issued the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law, which further specify the detailed requirements and measures of the registration and management of registered capital under the amended PRC Company Law. Pursuant to such provisions, there shall be a three-year interim period from July 1, 2024 to June 30, 2027 for the existing companies to adjust their periods of capital contribution. If the period of capital contribution of a company established before the effective date of the amended PRC Company Law exceeds the period prescribed under the amended PRC Company Law, such company shall make an adjustment within the foregoing interim period to meet the requirements under the amended PRC Company Law. The adjusted period of capital contribution shall be recorded in such company’s articles of association and publicized through the national enterprise credit information publicity system in accordance with laws. If a limited liability company established before the effective date of the amended PRC Company Law fails to adjust its period of capital contribution during the interim period, the competent registration authority may order it to make adjustment. In case of failure to make corrections, the company registration authority shall make special notes in the National Enterprise Credit Information Publicity System and make public the same.

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

On September 6, 2024, the NDRC, and the Ministry of Commerce of the PRC, promulgated the 2024 Negative List, which came into effect on November 1, 2024. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), which came into effect on January 1, 2023. Industries not listed in the 2024 Negative List and industries listed in the catalogue are generally open for foreign investments unless specifically restricted by other laws of mainland China. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

The 2022 Encouraged Industry Catalog, along with the 2024 Negative List, governs investment activities in mainland China by foreign investors. Industries not listed in the 2024 Negative List and industries listed in the 2022 Encouraged Industry Catalogue are generally deemed as falling into the “permitted” or “encouraged” category, unless specifically restricted by other laws and regulations of mainland China. For some restricted industries, foreign investors can only conduct investment activities through equity or contractual joint ventures, while in some cases mainland China shareholders are required to hold the majority interests in such joint ventures. In addition, some projects in the restricted category are subject to higher-level governmental approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The value-added telecommunications services carried on by us in mainland China falls in the restricted category, and foreign investors cannot hold over 50% of equity interests in entities providing such services.

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

The Foreign Investment Law of the PRC is formulated to also expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the 2024 Negative List, effective on November 1, 2024, and must meet the conditions stipulated in the 2024 Negative List before investing in any restricted fields. The Foreign Investment Law does not mention the concept and regulatory regime of the former VIE structures.

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

Administrative Measures on Internet Information Services (2011 Revision)

The Administrative Measures on Internet Information Services (2024 Revision), which were promulgated on September 25, 2000 and most recently amended on December 6, 2024 by the State Council, came into effect on January 20, 2024 and requires commercial internet information services providers, which mean providers of information or services to internet users with charge, to obtain a license for value-added telecommunications services with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within mainland China.

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

The Notice on the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services

The Notice on the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services, which were promulgated by the Ministry of Industry and Information Technology on April 8, 2024, removes foreign equity ratio restrictions for specific value-added telecommunications services in the approved pilot areas, including the Comprehensive Demonstration Zone for Expanding Opening-up in the Services Sector in Beijing, the Lingang Special Area of China (Shanghai) Free Trade Zone for Leading Socialist Modernization, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen. The liberalized sectors cover Internet data centers (IDC), content distribution networks (CDN), Internet access services (ISP), online data processing and transaction processing, information release platforms and delivery services (excluding Internet news information, online publishing, online audio-visual services, and Internet-based cultural businesses) within information services, and information protection and processing services.

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

Administrative Measures for the Network Access of Telecommunications Equipment

The Administrative Measures for the Network Access of Telecommunications Equipment, which were promulgated by the Ministry of Industry and Information Technology on May 10, 2001 and most recently revised on January 18, 2024, provide that the state applies the network access permit system to the telecommunications terminal equipment, radiocommunications equipment, and equipment relating to network interconnection that is connected to public telecommunications networks. The telecommunications equipment subject to the network access permit system shall obtain the Telecommunications Equipment Network Access Permit issued by the Ministry of Industry and Information Technology. Without the permit, no telecommunications equipment is allowed to be connected to the public telecommunications networks for use nor sold on the domestic market. When applying for the permit, a production enterprise shall submit a testing report issued by a telecommunications equipment testing institution or a Compulsory Product Certification. For the application for the permit for radio transmission equipment, a Radio Transmission Equipment Type Approval Certificate issued by the Ministry of Industry and Information Technology shall also be submitted.

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

On December 8, 2022, the Ministry of Industry and Information Technology issued the Notice on Promulgation of the Administrative Measures on Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. According to this Notice, data in the field of industry and information technology include industrial data, telecommunication data and radio data. Data handlers in the field of industry and information technology include software and information technology service providers and other entities in the field of industry and information technology that independently determine handling purposes and handling methods in the data handling activities and data handling activities include, but are not limited to, data collection, storage, use, processing, transmission, provision and publication. According to such measures, data handlers in the field of industry and information technology shall file their catalogues of important data and core data with the local industrial regulatory authorities for the record. Data handlers in the field of industry and information technology shall follow the principles of legality and legitimacy in collecting data and shall not steal or collect data by other illegal means. To provide data handling services which involve operation of telecommunications business, data handlers in the field of industry and information technology shall obtain a telecommunications business permit in accordance with the provisions of relevant laws and administrative regulations.

On September 24, 2024, the State Council published the Regulations on Network Data Security Administration, which became effective on January 1, 2025. It provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. Network data processing activities refer to the collection, retention, use, processing, transmission, provision, disclosure, deletion, and other activities of network data.

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

Regulations Related to Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (1) the PRC Enterprise Income Tax Law, promulgated by the National People’s Congress and implemented in January 2008 and amended in February 2017 and December 2018 respectively, and (2) the implementation rules to the Enterprise Income Tax Law promulgated by the State Council, implemented in January 2008 and last amended on December 6, 2024. The Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in mainland China, including foreign-invested enterprises and domestic enterprises, unless they are qualified for certain exceptions.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC, which will become effective on January 1, 2026 and replace the Provisional Regulations of the PRC on Value-Added Tax.

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

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the total investment and the registered capital of the foreign invested enterprise and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans shall be subject to the risk-weighted approach and the upper limit of risk-weighted outstanding cross-border financing for enterprises and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 foreign debt mechanism applies. According to Notice No. 9, after a transition period of one year from January 11, 2017, the People’s Bank of China and SAFE would determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of Notice No. 9. However, as of the date of this annual report, neither the People’s Bank of China nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars regarding the cross-border financing administration mechanism for the foreign-invested enterprises. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

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

On January 22 2024, the State Council released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertaking (2024 Revision). These provisions significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the previous threshold of RMB10 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the last fiscal year. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the operators to file for clearance, regardless of the threshold standard.

On December 20, 2024, the State Administration for Market Regulation issued the Guidelines for the Review of Horizontal Concentrations of Undertakings, which clarifies the quantitative standards for the review of business operator concentrations. According to these guidelines, the anti-monopoly law enforcement agency will pay special attention to a horizontal concentration of undertakings in which the total market share of the parties to the concentration is between 25% and 50%. To be specific, for a horizontal concentration of undertakings in which the total market share of the parties to the concentration is between 35% and 50%, the anti-monopoly law enforcement agency is inclined to deem that the concentration has or may have the effect of excluding or restricting competition in the relevant market.

Hong Kong

Laws and Regulations Related to Telecommunication Services and Import and Export of Telecommunication Devices

Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), a Radio Dealers license (Unrestricted) is required for possessing and dealing in the course of trade or business in apparatus or material for radiocommunications or in any component part of any such apparatus or in apparatus of any kind that generates and emits radio waves whether or not the apparatus is intended, or capable of being used, for radiocommunications. However, the above requirement does not apply to licensed exempted radiocommunications apparatus (e.g. mobile phones, short-range walkie-talkies, cordless phones) meeting prescribed specifications. Further, under the Telecommunications Ordinance, save under and in accordance with a permit granted by the Communications Authority in Hong Kong, a Radio Dealers license is required for importing into Hong Kong or exporting therefrom radiocommunications transmitting apparatus. A Radio Dealers license is generally valid for a period of 12 months, and is renewable for a period of one year at a time on payment of the prescribed fee, at the discretion of the Communications Authority.

Generally, under the Telecommunications Ordinance, an appropriate license from the Communications Authority in Hong Kong is required for a person to operate any public telecommunications networks or services in Hong Kong. Services-based operators are licensed under Services-Based Operator license. There are several classes of Services-Based Operator services.

●	A “Class 1 service” is an internal telecommunications service (a) for carrying real-time voice communications which may be integrated with other types of communications; (b) which is capable of allowing customers to make and receive calls to and from parties assigned with numbers from the numbering plan of Hong Kong; (c) to which customers are assigned with numbers from the numbering plan of Hong Kong; and (d) which is not a “Class 2 service.”

●	A “Class 2 service” is an internal telecommunications service:-

(a) for carrying real-time voice communications which may be integrated with other types of communications;

(b) which is capable of allowing customers to make and receive calls to and from parties assigned with numbers from the numbering plan of Hong Kong; and

(c) where the customers are assigned with numbers from the numbering plan of Hong Kong, in the provision of service –

(i)	the licensee (and where appropriate its agents, contractors and resellers) in all promotion, marketing or advertising materials concerning such service declares the service as a “Class 2 service”; or

(ii)	the licensee, in lieu of (i), complies with such conditions as may be specified by the Communications Authority in a direction that may be issued by the Communications Authority.

●	A “Class 3 service” is a non-facility based public telecommunications service. The following are types of Class 3 service (a) external telecommunications services; (b) international value-added network services; (c) mobile virtual network operator services; (d) private payphone services; (e) public radiocommunications relay services; (f) security and fire alarm signals transmission services; (g) teleconferencing services; (h) mobile communications services on board an aircraft; and (i) any other services designated by the Communications Authority as a “Class 3 service.”

If a Services-Based Operator licensee intends to expand the scope of service under its existing license, it should apply to the Communications Authority in Hong Kong.

Prior to August 1, 2020, a Services-Based Operator is generally valid for one year and may, at the discretion of the Communications Authority in Hong Kong, be renewed on an annual basis. In order to enhance the administrative efficiency and provide greater business certainty to Services-Based Operators, commencing from August 1, 2020, Services-Based Operator license will be effective for a period of 2 years and may, at the discretion of the Communications Authority, be renewed for a two-year term.

HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, our subsidiary established in Hong Kong, has obtained a Radio Dealers license. The current Radio Dealers license was issued by Communications Authority in Hong Kong on May 29, 2018 and will remain effective until May 31, 2025. Currently, we are preparing an application to the Communications Authority for a Services-Based Operator license. Our Hong Kong counsel has advised us that there remains some uncertainty, mainly related to the determination by the authority of factual circumstances of our operations, as to whether we are required to obtain the Services-Based Operator license, and based on communication with the authority, the latter has not reached a final determination and will further consider the issue after reviewing our application.

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

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong), Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) and Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)

The contracts that we enter into with our customers and are governed by the laws of Hong Kong may be subject to the Sale of Goods Ordinance, Supply of Services (Implied Terms) Ordinance and Control of Exemption Clauses Ordinance.

The Sale of Goods Ordinance provides for circumstances where certain terms will be implied in contracts of sale of goods in Hong Kong, which include, among others, implied conditions that the seller has or will have a right to sell the goods at the time when the property is to pass and that goods supplied are of merchantable quality subject to certain exceptions as stipulated in the Sale of Goods Ordinance, reasonably fit for the buyer’s purpose for which the goods are being bought, and correspond with the descriptions provided by the seller and/or the samples. The Sale of Goods Ordinance also provides for circumstances where buyers may be deemed to have accepted goods and the actions that a buyer may take for a breach of contract by a seller.

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

Laws and Regulations Related to Privacy Protection

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), covers any data that relates directly or indirectly to a living individual, from which it is practicable for the identity of the individual to be directly or indirectly ascertained, and exists in a form in which access or processing of the data is practicable. It applies to a data user who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data. The Personal Data (Privacy) Ordinance imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the Personal Data (Privacy) Ordinance. The Personal Data (Privacy) Ordinance provides that a data user shall not do an act, or engage in a practice, that contravenes such data protection principles unless the act or practice, as the case may be, is required or permitted under the Personal Data (Privacy) Ordinance.

Non-compliance with a data protection principle may lead to a complaint to the Privacy Commissioner for Personal Data in Hong Kong. The commissioner may serve an enforcement notice to direct the data user to remedy the contravention and, if appropriate, prevent any recurrence of the contravention. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and/or imprisonment. Any person contravening an enforcement notice shall be liable to a fine of HK$50,000 and imprisonment for two years with a daily penalty of HK$1,000 on a first conviction. Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for two years, with a daily penalty of HK$2,000.

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

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with Beijing uCloudlink. We have evaluated the guidance in FASB ASC 810 and concluded that we were the primary beneficiary of the former VIEs for accounting purposes because of these contractual arrangements for the effective period of these contractual agreements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs are consolidated as part of our financial statements for the years ended December 31, 2022 in this annual report.

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

Location	Space	Use	Lease Term
	(m2)
Hong Kong	130	Office and other premises	1 year to 2 years
Mainland China	4,987	Office, sales counter and warehouse	1 year to 3 years
Overseas	500	Office, sales counter and warehouse	1 year to 5 years

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

We subsequently developed our uCloudlink 2.0 model, which aims to provide mobile data connectivity services to local users across different MNOs in a single country. We expanded our sales of products to provide GlocalMe Wi-Fi terminals, SIM cards and various GlocalMe Inside terminals to retail and enterprise customers. We also collect revenue from data usage of our terminals and third-party terminals that use our cloud SIM technology. At the same time, we provide our business partners with cloud SIM platform PaaS/SaaS and other services and generate revenue through a profit-sharing model.

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

Efficient data allowance procurement

Efficient data procurement is a key factor for managing our cost of revenues. Our gross margin relating to data connectivity services increased from 45.8% in 2022 to 51.0% in 2023, and further to 52.9% in 2024. The increase was mainly attributable to the gradual recovery of international travels. Our costs incurred from data procurement accounted for 49.4%, 47.9% and 42.7% of our total cost of revenues in 2022, 2023 and 2024, respectively. Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies, covering mobile data markets in 163 countries and regions. We use a mobile data demand prediction model to plan for data procurement, which looks at seasonality, regions and countries, network performance and other features to predict users’ data demand at a specific time in a geographic area. The prediction from modeling guides us on purchasing data SIM cards to cover the dynamic data demand, optimizing the data procurement efficiency. As we have accumulated a larger number of data allowance providers as our data sources, we possess increasingly stronger bargaining power during the negotiation due to competition among data allowance providers. Data allowance providers are more willing to offer us leftover data with lower price, attracted by our unique value propositions to them. The efficiency of data procurement will continually impact our cost of revenues and overall business performance.

The mix of our product and service offerings

Our gross margin is mainly affected by the mix of services and products. Our gross margin increased from 45.5% in 2022 to 49.0% in 2023, and decreased from 49.0% in 2023 to 48.4% in 2024. Our services had a gross margin of 56.0%, 58.5% and 60.8% in 2022, 2023 and 2024, respectively, while our sales of products had a gross margin of 26.4%, 28.6% and 24.9% in the same periods, respectively. Our ability to increase our gross margin depends on our ability to expand services by developing innovative monetization models. Our gross margin is also affected by the mix of international and local mobile data connectivity services and PaaS and SaaS services that we provide to our business partners and users. In 2024, we strengthened our offerings of cloud SIM technology, hyper-connectivity solutions and additional value-added services that improve user experience, including the launch of three new GlocalMe Life solutions and the growing commercial application of our GlocalMe IoT solutions. We continue to grow our GlocalMe Life solutions business and integrate cloud SIM technology and hyper-connectivity solutions into our IoT business. Our expanding products, including our proprietary terminals and third-party devices integrated with GlocalMe Inside, enable a growing number of our customers to enjoy our services anytime and anywhere.

Our ability to improve operational efficiency

Our ability to achieve and maintain profitability is dependent on our ability to improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. We will continue to enhance our research and development efforts to enhance our cloud SIM technology and architecture, develop and upgrade our products and services, optimize our data traffic usage, and improve data procurement and operational efficiency. Our research and development expenses accounted for 16.3%, 16.4% and 15.5% of our total operating expenses in 2022, 2023 and 2024, respectively. The decrease in research and development expenses was mainly due to the decrease in staff costs. Our cloud SIM architecture and platform have been designed and built to power our growth as we scale to meet demands from our expanding customer base. In addition, our ability to improve operational efficiency depends on our ability to optimize sales and marketing efforts. Currently, we expand our customer base and increase the spending by existing customers through establishing our own brand recognition and exploring more business partners around the globe. We will also utilize the insights we gain from data analytics to guide our operational activities to improve efficiency.

Further penetration into international markets

Leveraging on the local operation knowledge and established brand names of our business partners, we are able to penetrate into different markets and regions effectively, accelerating the adoption of our products and services on a global scale. In 2024, we promoted our products and services through a variety of online and offline marketing and promotional activities, as well as global exhibitions to enhance market exposure. Additionally, we made breakthroughs in developing retail channels, by signing cooperation agreements with North America’s largest airport retail channels to make our products widely available across airport retail locations in North America. We believe our global opportunity is significant, and we will continue to expand our data connectivity services in selected local markets by collaborating with local business partners under uCloudlink 2.0 model.

Key Components of Results of Operations

Revenues

We generate revenues from services and sales of products. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues:
Revenues from services
—Data connectivity services	35,483	49.7	46,745	54.6	47,639	52.0
International data connectivity services	28,085	39.3	37,928	44.3	39,513	43.1
Local data connectivity services	7,398	10.4	8,817	10.3	8,126	8.9
—PaaS and SaaS services	9,819	13.7	10,425	12.2	11,293	12.3
—Others	926	1.3	1,400	1.6	1,070	1.2
Revenues from services	46,228	64.7	58,570	68.4	60,002	65.5
Sales of products
—Sales of terminals	21,748	30.4	24,369	28.5	22,246	24.3
—Sales of data related products	3,230	4.5	2,150	2.5	8,417	9.2
—Others	255	0.4	487	0.6	970	1.0
Sales of products	25,233	35.3	27,006	31.6	31,633	34.5
Total revenues	71,461	100.0	85,576	100.0	91,635	100.0

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

In 2022, 2023 and 2024, we generated most of our data connectivity services revenues from our international data connectivity services under uCloudlink 1.0 model.

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

Sales of terminals. We generate revenues from selling hardware terminals, including GlocalMe portable Wi-Fi terminals, IoT modules, and other smart devices with GlocalMe Inside installed to enterprise and retail users and business partners, which is part of our strategy to drive revenues from services, including data connectivity services, PaaS and SaaS services and other services.

Sales of data related products. We generate revenues from selling SIM cards with prepaid data packages that can be used outside of mainland China, which may effectively help us grow our user base and data usage among travelers and cross-sell our other products and services.

Geographic Distribution

In terms of revenue contribution, mainland China, Japan, Hong Kong, Taiwan, North America, Southeast Asia and Europe are the top geographies according to the location of customers, which contributed 3%, 39%, 6%, 1%, 38%, 7% and 5% in 2022, respectively, contributed 13.0%, 43.4%, 1.9%, 1.0%, 28.1%, 5.4% and 4.9% of our total revenues in 2023, respectively, and contributed 24.0%, 47.4%, 2.2%, 1.7%, 13.8%, 4.9% and 4.5% in 2024, respectively.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues:
Cost of services	(20,346)	52.3	(24,318)	55.8	(23,503)	49.7
Cost of products sold	(18,581)	47.7	(19,293)	44.2	(23,771)	50.3
Total cost of revenues	(38,927)	100.0	(43,611)	100.0	(47,274)	100.0

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

Gross profit and gross margin

Our overall gross profits are US$32.5 million, US$42.0 million and US$44.4 million, representing overall gross margins of 45.5%, 49.0% and 48.4% in 2022, 2023 and 2024, respectively. Specifically, our gross profits on services are US$25.9 million, US$34.3 million and US$36.5 million, corresponding to 56.0%, 58.5% and 60.8% gross margins relating to services, in 2022, 2023 and 2024, respectively. Our gross profits on sales of products are US$6.6 million, US$7.7 million and US$7.9 million, corresponding to 26.4%, 28.6% and 24.9% gross margins relating to sales of products, in 2022, 2023 and 2024, respectively.

Our gross profit margin is mainly affected by the mix of data connectivity services, PaaS and SaaS services, sales of terminals, and sales of data related products. Data services tend to have higher gross profit margin than sales of terminals.

Operating expenses

The following table sets forth the principal components of our operating expenses by amounts and percentages of our total operating expenses for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	(8,430)	16.3	(6,456)	16.4	(6,198)	15.5
Sales and marketing expenses	(10,305)	19.9	(14,304)	36.3	(19,926)	49.8
General and administrative expenses	(18,726)	36.2	(17,118)	43.5	(15,947)	39.9
Other (expense)/income, net	(14,265)	27.6	(1,500)	3.8	2,095	(5.2)
Total operating expenses	(51,726)	100.0	(39,378)	100.0	(39,976)	100.0

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

Hong Kong

Under the current Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), starting from the year of assessment 2018/2019 onwards, our subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. For the years of assessment 2022/2023 and 2023/2024, our subsidiaries in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income (on any part of assessable profits over HK$2.0 million) generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any withholding tax in Hong Kong. Under the 2025-2026 Budget announced by the Financial Secretary of Hong Kong on February 26, 2025, tax reduction measures were proposed. These measures include, without limitation, a one-off reduction of profits tax, salaries tax and tax under personal assessment for the year of assessment 2024/2025 by 100%, subject to a ceiling of HK$1,500 per case.

Mainland China

Generally, our mainland China subsidiaries, former VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China’s tax laws and accounting standards.

Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink qualified as national high and new technology enterprises in 2017, which are entitled to preferential tax rate to 15%. Their high and new technology enterprises status is renewed and set to expire on October 16, 2025. In addition, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink enjoy other tax preferences.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Revenues from services	46,228	64.7	58,570	68.4	60,002	65.5
Sales of products	25,233	35.3	27,006	31.6	31,633	34.5
Total revenues	71,461	100.0	85,576	100.0	91,635	100.0
Cost of revenues
Cost of services	(20,346)	(28.5)	(24,318)	(28.4)	(23,503)	(25.7)
Cost of products sold	(18,581)	(26.0)	(19,293)	(22.6)	(23,771)	(25.9)
Total cost of revenues	(38,927)	(54.5)	43,611	(51.0)	(47,274)	(51.6)
Gross profit	32,534	45.5	41,965	49.0	44,361	48.4
Operating expenses:
Research and development expenses(1)	(8,430)	(11.8)	(6,456)	(7.5)	(6,198)	(6.8)
Sales and marketing expenses(1)	(10,305)	(14.4)	(14,304)	(16.7)	(19,926)	(21.7)
General and administrative expenses(1)	(18,726)	(26.2)	(17,118)	(20.0)	(15,947)	(17.4)
Other (expense)/income, net	(14,265)	(20.0)	(1,500)	(1.8)	2,095	2.3
(Loss)/income from operations	(19,192)	(26.9)	2,587	3.0	4,385	4.8
Interest income	18	0.0	70	0.1	227	0.2
Interest expenses	(441)	(0.6)	(133)	(0.2)	(196)	(0.2)
Amortization of beneficial conversion feature	(149)	(0.2)	—	—	—	—
(Loss)/income before income tax	(19,764)	(27.7)	2,524	2.9	4,416	4.8
Income tax expenses	(161)	(0.2)	(70)	(0.1)	(68)	(0.0)
Share of profit in equity method investment, net of tax	72	0.1	357	0.5	210	0.2
Net (loss)/income	(19,853)	(27.8)	2,811	3.3	4,558	5.0

Note:

(1)	Share-based compensation was US$3.1 million, US$3.3 million and US$1.2 million in 2022, 2023 and 2024, respectively. Share-based compensation in 2022, 2023 and 2024 mainly includes restricted share units and share options granted to our employees, directors, and other consultants. As of December 31, 2024, there was US$0.8 million of unrecognized share-based compensation expense related to granted restricted share units and share options.

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues increased by 7.1% from US$85.6 million in 2023 to US$91.6 million in 2024.

Revenues from Services. Our revenues from services increased by 2.4% from US$58.6 million in 2023 to US$60.0 million in 2024, which was primarily attributable to increases in revenues from data connectivity services and PaaS and SaaS services.

●	Our revenues from data connectivity services increased by 1.9% from US$46.7 million in 2023 to US$47.6 million in 2024. This increase was primarily attributable to an increase in revenues from international data connectivity services from US$37.9 million in 2023 to US$39.5 million in 2024, as the recovery of international travel continues, which was partially offset by a decrease in revenues from local data connectivity services from US$8.8 million in 2023 to US$8.1 million in 2024.

●	Our revenues from PaaS and SaaS services increased by 8.3% from US$10.4 million in 2023 to US$11.3 million in 2024. This increase was primarily due to business partners increasingly utilizing PaaS and SaaS services to enhance operational efficiency.

Sales of Products. Our revenues from sales of products increased by 17.1% from US$27.0 million in 2023 to US$31.6 million in 2024, which was primarily due to an increase in sales of data related products, which was partially offset by a decrease in sales of terminals.

●	Our revenues from sales of terminals decreased by 8.7% from US$24.4 million in 2023 to US$22.2 million in 2024.

●	Our revenues from sales of data related products increased by 291.5% from US$2.2 million in 2023 to US$8.4 million in 2024 due to the increasing demand from customers.

Cost of revenues

Our cost of revenues increased by 8.4% from US$43.6 million in 2023 to US$47.2 million in 2024. The increase was due to an increase in cost of products sold, which was partially offset by a decrease in cost of services.

●	Our cost of products sold increased by 23.2% from US$19.3 million in 2023 to US$23.7 million in 2024, which was in line with the growth in sales of products.

●	Our cost of services decreased by 3.4% from US$24.3 million in 2023 to US$23.5 million in 2024.

Gross profit and margin

As a result of the foregoing, our total gross profit increased from US$42.0 million in 2023 to US$44.4 million in 2024. Our gross margin decreased from 49.0% in 2023 to 48.4% in 2024.

Operating expenses

Research and development expenses. Our research and development expenses decreased by 4.0% from US$6.5 million in 2023 to US$6.2 million in 2024. The decrease was primarily due to a decrease of US$0.5 million in staff costs, which was partially offset by an increase of US$0.3 million in professional service fees.

Sales and marketing expenses. Our sales and marketing expenses increased by 39.3% from US$14.3 million in 2023 to US$19.9 million in 2024. The increase was primarily due to increases of US$3.2 million in promotion fees, US$0.9 million in staff costs, US$0.8 million in operating lease payments and US$0.7 million in service fees.

General and administrative expenses. Our general and administrative expenses decreased by 6.8% from US$17.1 million in 2023 to US$15.9 million in 2024. The decrease was primarily due to decreases of US$1.6 million in share-based compensation expenses and US$0.8 million in staff costs, which was partially offset by increases of US$0.9 million in professional service fees and US$0.6 million in provision for bad debts.

Income from operations

As a result of the foregoing, we had income from operations of US$4.4 million in 2024, compared to US$2.6 million in 2023.

Interest expenses

We had interest expenses of US$0.2 million in 2024, compared to US$0.1 million in 2023.

Net income

As a result of the foregoing, we had net income of US$4.6 million in 2024, compared to US$2.8 million in 2023.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Net cash generated from operating activities	4,404	6,507	9,186
Net cash used in investing activities	(162)	(240)	(3,758)
Net cash generated from financing activities	3,540	2,509	1,732
Increase in cash, cash equivalents	7,782	8,776	7,160
Effect of exchange rates on cash and cash equivalents	(729)	(326)	(474)
Cash and cash equivalents at beginning of year	7,868	14,921	23,371
Cash and cash equivalents at end of year	14,921	23,371	30,057

To date, we have financed our operating and investing activities through cash generated by equity and equity-linked financing activities, including proceeds from our initial public offering, and borrowings from financial institutions.

We have the following borrowings:

●	In January 2023, we obtained an eleven-month short-term bank borrowing of RMB6.0 million (US$0.9 million) from a commercial bank, bearing interest at a rate of 3.85% per annum. As of December 31, 2023, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In January 2023, we obtained a one-year short-term bank borrowing of RMB6.0 million (US$0.9 million) from a commercial bank, bearing interest at a rate of 3.85% per annum. As of December 31, 2023, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In February 2023, we obtained a three-month short-term bank borrowing of RMB5.6 million (US$0.8 million) from a commercial bank, bearing interest at a rate of 5.55% per annum. As of December 31, 2023, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In April 2023, we obtained an eleven-month short-term bank borrowing of RMB5.0 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 4.12% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB5.0 million (US$0.7 million) and nil, respectively. We have fully repaid the loan.

●	In September 2023, we obtained a one-year short-term bank borrowing of RMB5.0 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 3.55% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB5.0 million (US$0.7 million) and nil, respectively. We have fully repaid the loan.

●	In October 2023, we obtained a one-year short-term bank borrowing of RMB4.0 million (US$0.6 million) from a commercial bank, bearing interest at a rate of 3.2% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB3.8 million (US$0.5 million) and nil, respectively. We have fully repaid the loan.

●	In October 2023, we obtained a one-year short-term bank borrowing of RMB6.0 million (US$0.8 million) from a commercial bank, bearing interest at a rate of 3.2% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB5.8 million (US$0.8 million) and nil, respectively. We have fully repaid the loan.

●	In December 2023, we obtained a one-year short-term borrowing of RMB10.0 million (US$1.4 million) from a third-party financial institute, with patents pledged by us, bearing interest at a rate of 4.9% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB10.0 million (US$1.4 million) and nil, respectively. We have fully repaid the loan.

●	In December 2023, we obtained a one-year short-term borrowing of RMB8.0 million (US$1.1 million) from a third-party financial institute, with a patent pledged by us, bearing interest at a rate of 4.96% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB8.0 million (US$1.1 million) and nil, respectively. We have fully repaid the loan.

●	In January 2024, we obtained a one-year short-term bank borrowing of RMB2.0 million (US$0.3 million) from a commercial bank, bearing interest at a rate of 3.1% per annum. As of December 31, 2024, the outstanding balance of this loan was RMB2.0 million (US$0.3 million).

●	In September 2024, we obtained a one-year short-term bank borrowing of RMB8.0 million (US$1.1 million) from a commercial bank, bearing interest at a rate of 3.1% per annum. As of December 31, 2024, the outstanding balance of this loan was RMB8.0 million (US$1.1 million).

●	In November 2024, we obtained a one-year short-term bank borrowing of RMB12.7 million (US$1.8 million) from a commercial bank, bearing interest at a rate of 3.17% per annum. As of December 31, 2024, the outstanding balance of this loan was RMB12.7 million (US$1.8 million).

●	In November 2024, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.4 million) from a commercial bank, bearing interest at a rate of 3.1% per annum. As of December 31, 2024, the outstanding balance of this loan was RMB10.0 million (US$1.4 million).

●	In December 2024, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.4 million) from a commercial bank, bearing interest at a rate of 3.0% per annum. As of December 31, 2024, the outstanding balance of this loan was RMB10.0 million (US$1.4 million).

●	In December 2024, we obtained a one-year short-term bank borrowing of RMB7.3 million (US$1.0 million) from a commercial bank, bearing interest at a rate of 3.17% per annum. As of December 31, 2024, the outstanding balance of this loan was RMB7.3 million (US$1.0 million).

As of December 31, 2022, 2023 and 2024, our cash and cash equivalents were US$14.9 million, US$23.4 million and US$30.1 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash held at bank, and time deposits placed with banks which have original maturities of three months or less.

As of December 31, 2024, US$11.4 million of our cash and cash equivalents was held in U.S. dollars, US$14.9 million was held in Renminbi, US$0.6 million was held in Hong Kong dollars, US$1.4 million was held in Japanese yen, and US$1.8 million was held in other currencies. As of December 31, 2024, 48.9% of our cash and cash equivalents were held in mainland China.

We believe that our current cash and cash equivalents, together with anticipated cash flows, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. However, due to the impact of COVID-19, we incurred loss from operations of US$19.2 million for the years ended December 31, 2022, respectively. We had net cash generated from operating activities of US$4.4 million, US$6.5 million and US$9.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, we had cash and cash equivalents of US$30.1 million and short-term investments of US$8.7 million. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

As of December 31, 2022, 2023 and 2024, we had US$11.7 million, US$7.6 million and US$8.7 million other investments, respectively. Other investments mainly included the followings:

●	In June 2020, we made an investment in an investment fund representing ownership interest in an entity, for which the underlying assets were comprised of debt and equity securities for a cash consideration of US$15 million. We classify this current investment as an equity security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the investment fund. The fair value of this investment was US$7.1 million, US$7.6 million and US$8.7 million as of December 31, 2022, 2023 and 2024, respectively.

●	In June 2020, we made an investment in an investment product for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures for a cash consideration of US$17 million with a period of three years. We classify this non-current investment as a debt security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the asset management company. The fair value of this investment was US$12.0 million and US$4.6 million as of December 31, 2021 and 2022, respectively. In December 2023, we fully redeemed this investment and received US$1.3 million.

Our accounts receivable represent primarily accounts receivable from customers and business partners to whom we rendered services or sold products. As of December 31, 2022, 2023 and 2024, our accounts receivable, net of allowance for doubtful accounts, were US$6.0 million, US$6.5 million and US$7.9 million, respectively. The increase from 2022 to 2024 was primarily due to the increase in services we provided and products we sold. Our accounts receivable turnover days decreased from 53.3 days in 2022 to 26.6 days in 2023, and 28.6 days in 2024, which was primarily because we changed payment terms and adopted a “pay first, ship later” policy for terminal sales to more enterprise customers. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to hardware suppliers and mobile data allowance providers. As of December 31, 2022, 2023 and 2024, our accounts payable were US$6.8 million, US$5.3 million and US$7.4 million, respectively. The decrease from 2022 to 2023 and the increase from 2023 to 2024 were primarily due to our payment arrangement with suppliers in 2023. Our accounts payable turnover days decreased from 92.9 days in 2022 to 50.8 days in 2023, primarily due to our payment arrangement with suppliers in 2023, and decreased slightly to 49.3 days in 2024. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

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

Operating Activities

Net cash generated from operating activities in 2024 was US$9.2 million. The difference between net cash generated from operating activities and net income of US$4.6 million in the same period was primarily due to (i) the increase of US$2.2 million in accrued expenses, accounts payable and other liabilities, (ii) US$2.2 million of depreciation of property and equipment, (iii) US$1.2 million of share-based compensation expenses, (iv) the decrease of US$1.0 million in amounts due from related parties, and (v) the decrease of US$0.8 million in inventories, partially offset by (i) the increase of US$1.8 in accounts receivable, (ii) the decrease of US$1.2 in amounts due to related parties, and (iii) US$1.1 million of gains of fair value on other investments.

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

Investing Activities

Net cash used in investing activities in 2024 was US$3.7 million, primarily due to the purchase of property and equipment of US$4.0 million, which was partially offset by proceeds from disposal of property and equipment of US$0.2 million.

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

Financing Activities

Net cash generated from financing activities in 2024 was US$1.7 million, primarily due to proceeds from bank borrowings of US$7.0 million, which was partially offset by repayment of bank borrowings and other borrowings of US$5.3 million.

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

Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures, contractual obligations and commitments. We intend to fund our existing and future material cash requirements with our existing cash balance, cash from operating activities, financing from investors and borrowing from external sources. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations as of December 31, 2024:

	Payment due by December 31,
	Total	2025	2026	2027	2028 and thereafter
	(US$ in thousands)
Operating lease obligations(1)	3,405	2,251	916	158	80
Purchase obligations for purchase of data	9,030	4,791	2,349	1,886	4
Short term borrowings	6,956	6,956	—	—	—
Interest on borrowings	191	191	—	—	—
Total	19,582	14,189	3,265	2,044	84

Note:

(1)	Operating lease obligations consist of the obligations under non-cancellable operating lease agreements covering various facilities.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were US$0.4 million, US$2.1 million and US$4.0 million in 2022, 2023 and 2024, respectively. The increase in capital expenditure from 2022 to 2023 and 2024 is primarily due to the increase of Roamingman terminals to support efficient business operation. We intend to fund our future capital expenditures with our existing cash balance, cash from operating activities, financing from investors and borrowing from external sources. We will continue to make capital expenditures to meet the expected growth of our business.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2022, 2023 and 2024 is summarized in the following table:

	Years ended December 31,
(In thousands)	2022	2023	2024
Risk-free interest rate(i)	0.91%–1.67%	N/A	N/A
Expected dividend yield (ii)	0.00%	N/A	N/A
Expected volatility (iii)	29.44%–34.81%	N/A	N/A
Grant date fair value	$0.000–$0.0044	N/A	N/A

Notes:

(1)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

(2)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.

(3)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

Realization of deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. Our ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. We have provided a full valuation allowance for the deferred tax assets as of December 31, 2022, 2023 and 2024, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2022, 2023 and 2024, we had net operating loss carryforwards of approximately US$134.9 million, US$129.7 million and US$130.5 million, respectively, which arose from the subsidiaries and former VIE established in Hong Kong and mainland China. As of December 31, 2022, 2023 and 2024, we do not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowance on the related deferred tax assets.

According to the Circular on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2024, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2025 to 2034, if unused.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chaohui Chen	57	Director and Chief Executive Officer
Zhiping Peng	57	Chairman of the Board of Directors
Hope Ni	52	Independent Director
Ying Kong	65	Independent Director
Yimeng Shi	52	Chief Financial Officer
Wen Gao	55	Chief Strategy Officer
Zhihui Gong	55	Chief Technology Officer

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

Ms. Hope Ni has served as our independent director since June 2020. Ms. Ni currently serves as an independent director of Zhihu Inc. (Nasdaq: ZH), Acotec Scientific Holdings Limited (HKEX: 6669), and ATA Creativity Global (Nasdaq: AACG). Prior to that, she served as an executive director of Ingdan, Inc. from 2015 to 2020, and independent director of Digital China Holdings Limited (HKEX: 0861) from 2010 to June 2014. Previously, Ms. Ni worked as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

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

B. Compensation

Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of US$1.8 million in cash to our executive officers, and paid US$110 thousand in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries and the former VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Amended and Restated 2018 Stock Option Scheme

In December 2018, our shareholders and board of directors approved the 2018 Stock Option Scheme to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. In July 2019, our shareholders and board of directors further restated and amended the 2018 Stock Option Scheme and adopted the Amended and Restated 2018 Stock Option Scheme, or the 2018 Plan, pursuant to which we may grant awards to our directors, officers and employees. The 2018 Plan was amended from time to time. The maximum aggregate number of ordinary shares that may be issued under 2018 Plan is 40,147,720 ordinary shares. As of February 28, 2025, options to purchase a total of 16,714,060 ordinary shares are outstanding under the 2018 Plan.

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

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. In general, the maximum exercisable term is six years from the date that the granted options are exercisable.

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

Amended and Restated 2019 Share Incentive Plan

In July 2019, our shareholders and board of directors approved the 2019 Share Incentive Plan, as amended in 2021, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. The 2019 Share Plan was amended from time to time. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards will initially be 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of February 28, 2025, the maximum number of issuable shares under the 2019 Plan was 36,656,858, while 140,000 options had been granted and outstanding under the 2019 Plan, and 7,911,170 restricted share units had been granted and outstanding under the 2019 Plan.

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

Termination and Amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of 20 years. Our board of directors has the authority to amend or terminate the 2019 Plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the relevant grantee.

The following table summarizes, as of February 28, 2025, the number of ordinary shares underlying outstanding options that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chaohui Chen	*	0.5000	April 27, 2020	April 27, 2027 – April 27, 2031
Zhiping Peng	*	0.5000	April 27, 2020	April 27, 2027 – April 27, 2031
Hope Ni	—	—	—	—
Ying Kong	—	—	—	—
Yimeng Shi	*	0.5000	December 31, 2018 – April 27, 2020	April 27, 2027 – December 31, 2031
Wen Gao	—	—	—	—
Zhihui Gong	*	0.5000	December 31, 2018	December 31, 2030
All directors and executive officers as a group	5,700,000	0.5000	December 31, 2018 – April 27, 2020	April 27, 2027 –December 31, 2031

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this annual report.

The following table summarizes, as of February 28, 2025, the number of outstanding restricted share units that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Restricted Share Unites	Date of Grant
Chaohui Chen	*	January 27, 2021 – January 31, 2025
Zhiping Peng	*	January 27, 2021 – January 31, 2025
Hope Ni	*	January 27, 2021 – May 31, 2024
Ying Kong	*	July 1, 2021 – May 31, 2024
Yimeng Shi	*	January 27, 2021 – January 31, 2025
Wen Gao	*	January 27, 2021 – January 31, 2025
Zhihui Gong	*	January 27, 2021 – January 31, 2025
All directors and executive officers as a group	6,872,870	January 27, 2021 – January 31, 2025

As of February 28, 2025, our employees and consultants other than our directors and executive officers as a group held outstanding options to purchase 11,154,060 ordinary shares, with exercise prices ranging from US$0.5 to US$0.8 per share. As of February 28, 2025, our employees and consultants other than our directors and executive officers as a group held outstanding restricted share units equivalent to 1,038,300 ordinary shares.

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

Board Diversity Matrix (As of February 28, 2025)

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

D.  Employees

We had a total of 330, 393 and 404 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

Function	Number of Employees
Research and Development	160
Business Development, Sales and Marketing	169
Administration and Management	75
Total	404

Our success depends on our ability to attract, motivate, train and retain qualified personnel. The average age of our employees is around 35 and 75.2% of our employees have obtained bachelor’s degrees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

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

E.  Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2025 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 254,253,460 Class A ordinary shares and 122,072,980 Class B ordinary shares outstanding as of February 28, 2025.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
	Number	Number	Number	%	%
Directors and Executive Officers**:
Chaohui Chen(1)	14,970,240	61,346,560	76,316,800	20.2	44.8
Zhiping Peng(2)	11,432,350	60,726,420	72,158,770	19.1	44.2
Hope Ni	*	—	*	*	*
Ying Kong	*	—	*	*	*
Yimeng Shi(3)	4,552,070	—	4,552,070	1.2	0.2
Wen Gao(4)	12,677,420	—	12,677,420	3.4	0.6
Zhihui Gong	*	—	*	*	*
All Directors and Executive Officers as a Group(5)	43,842,080	122,072,980	165,915,060	43.4	89.7
Principal Shareholders:
MediaPlay Limited(1)	—	61,346,560	61,346,560	16.3	44.1
AlphaGo Robot Limited(2)	—	60,726,420	60,726,420	16.1	43.7
Entities affiliated with Cash Capital(6)	37,405,580	—	37,405,580	9.9	1.8
Entities affiliated with China International Capital Corporation Limited(7)	19,662,570	—	19,662,570	5.2	0.9

Notes:

*	Less than 1% of our total outstanding shares.

**	Except as indicated otherwise, the business address of our directors and executive officers is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

***	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 61,346,560 Class B ordinary shares held by MediaPlay Limited, a British Virgin Islands company, (ii) 1,962,480 Class A ordinary shares held by Mr. Chaohui Chen, (iii) 950,000 Class A ordinary shares Mr. Chaohui Chen has the right to acquire upon exercise of options within 60 days after February 28, 2025, (iv) 348,094 ADSs, representing 3,480,940 Class A ordinary shares directly held by Mr. Chaohui Chen, and (v) 8,576,820 Class A ordinary shares (including those in the form of ADSs) beneficially owned by certain of our current and former employees and consultants and an officer who have granted an irrevocable voting proxy for all or certain shares beneficially owned by them to Mr. Chaohui Chen. MediaPlay Limited is wholly owned by Brilliant Topaz Holding Limited, a British Virgin Islands company. Brilliant Topaz Holding Limited is wholly owned by Chen Family Evergreen Trust, a trust established for the benefit of Mr. Chaohui Chen and his family. Mr. Chaohui Chen is the settlor and investment advisor of Chen Family Evergreen Trust, and has the power to direct the disposition and voting of the shares held by Chen Family Evergreen Trust. The registered address of MediaPlay Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Certain current and former employees have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. In addition, certain employees and consultants and an officer who hold share incentive awards under our share incentive plans, except those who signed the voting agreement, have granted an irrevocable voting proxy for the shares issuable to them pursuant to the awards to Mr. Chaohui Chen.

(2)	Represents (i) 60,726,420 Class B ordinary shares held by AlphaGo Robot Limited, a British Virgin Islands company, (ii) 1,765,580 Class A ordinary shares held by Mr. Zhiping Peng, (iii) 950,000 Class A ordinary shares Mr. Zhiping Peng has the right to acquire upon exercise of options within 60 days after February 28, 2025, (iv) 378,527 ADSs, representing 3,785,270 Class A ordinary shares directly held by Mr. Zhiping Peng, and (vi) 4,931,500 Class A ordinary shares held by one of our beneficial owners, who have granted an irrevocable voting proxy for 4,931,500 Class A ordinary shares beneficially owned by them to Mr. Zhiping Peng, and appointed Mr. Zhiping Peng as lawful attorney-in-fact. AlphaGo Robot Limited is wholly owned by Bright Topaz Holding Limited, a British Virgin Islands company. Bright Topaz Holding Limited is wholly owned by Harmony Peng Trust, a trust established for the benefit of Mr. Zhiping Peng and his family. Mr. Zhiping Peng is the settlor and investment advisor of Harmony Peng Trust, and has the power to direct the disposition and voting of the shares held by Harmony Peng Trust. The registered address of AlphaGo Robot Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 1,852,070 Class A ordinary shares held by Mr. Yimeng Shi, and (ii) 2,700,000 Class A ordinary shares Mr. Yimeng Shi has the right to acquire upon exercise of options within 60 days after February 28, 2025. The address of Mr. Yimeng Shi is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(4)	Represents (i) 11,889,820 Class A ordinary shares held by Talent Wits Limited, a British Virgin Islands company, and (ii) 787,600 Class A ordinary shares held by Mr. Wen Gao. Talent Wits Limited is wholly owned by Mr. Wen Gao. The registered address of Talent Wits Limited is Craigmuir Chambers, Road Town Tortola, VG 1110, British Virgin Islands.

(5)	As mentioned above, an officer has granted an irrevocable voting proxy for certain shares beneficially owned by him to Mr. Chaohui Chen. These shares are not double counted when calculating the shares of all directors and executive officers as a group.

(6)	Represents (i) 26,309,700 Class A ordinary shares held by Beijing Cash Capital Venture Partners, a PRC limited liability partnership, and (ii) 11,095,880 Class A ordinary shares held by Xizang Guoke Dingyi Investment Center (Limited Partnership), a PRC limited partnership, based on the Schedule 13G filed on February 11, 2021. The general partner of Beijing Cash Capital Venture Partners is CASH Capital (Beijing) Investment Management Co, Ltd. Xizang Guoke Jiahe Investment Management Partners (Limited Partnership), a PRC limited partnership, is the general partner and fund administrator of Xizang Guoke Dingyi Investment Center (Limited Partnership). Lasa Guoke Jiahe Investment Management Co., Ltd., a PRC limited liability company, is the general partner of Xizang Guoke Jiahe Investment Management Partners (Limited Partnership). Lasa Guoke Jiahe Investment Management Co., Ltd. is a wholly-owned subsidiary of CASH Capital (Beijing) Investment Management Co, Ltd. Ge Wang is the legal representative of CASH Capital (Beijing) Investment Management Co, Ltd and a member of the investment committee of Beijing Cash Capital Venture Partners and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to the shares held by Beijing Cash Capital Venture Partners. Ge Wang is also a member of the investment committee of Xizang Guoke Jiahe Investment Management Partners (Limited Partnership) and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to shares held by Xizang Guoke Dingyi Investment Center (Limited Partnership). Hongwu Chen is the general manager of CASH Capital (Beijing) Investment Management Co, Ltd and a member of the investment committee of Beijing Cash Capital Venture Partners and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to shares held by Beijing Cash Capital Venture Partners. Hongwu Chen is also a member of the investment committee of Xizang Guoke Jiahe Investment Management Partners (Limited Partnership) and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to the shares held by Xizang Guoke Dingyi Investment Center (Limited Partnership). The registered address of Beijing Cash Capital Venture Partners is No. 710-84, Floor 6, No. 8 Haidian North Two Street, Haidian District, Beijing, People’s Republic of China. The registered address of Xizang Guoke Dingyi Investment Center (Limited Partnership) is Room 6-1, Unit 2, Building 6, Zone B, YGXC Community, No.158 Jinzhu West Road, Chengguan District, Lhasa, People’s Republic of China.

(7)	Represents 19,662,570 Class A ordinary shares beneficially owned by China International Capital Corporation Limited, a PRC company, over which China International Capital Corporation Limited has shared dispositive power as of April 15, 2024, in the form of 1,966,257 ADSs held by CICC Financial Trading Limited, a Hong Kong company. CICC Financial Trading Limited is wholly owned by CICC Financial Holdings Limited, a British Virgin Islands company, which is wholly owned by China International Capital Corporation (International) Limited, a Hong Kong company. China International Capital Corporation (International) Limited is, in turn, wholly owned by China International Capital Corporation Limited. The principal business address of China International Capital Corporation Limited is 9th Floor China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China. The principal business address of each of China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited is 29/F, One International Finance Centre, 1. Harbour View Street, Central, Hong Kong. The calculation of China International Capital Corporation Limited’s voting power is based on 19,662,570 Class A ordinary shares, over which China International Capital Corporation Limited has shared voting power, as of April 15, 2024. The above information is based on the Schedule 13G filed by China International Capital Corporation Limited on April 25, 2024. The percentage of beneficial ownership and the percentage of aggregate voting power for China International Capital Corporation Limited are calculated based on the number of our company’s total outstanding shares as of February 28, 2025 and assuming China International Capital Corporation Limited’s shareholding has not change since April 15, 2024.

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

To our knowledge, as of February 28, 2025, a total of 203,742,840 Class A ordinary shares (including the 3,169,000 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) were held by one record holder in the United States, representing approximately 54% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

B.  Related Party Transactions

Contractual Arrangements with The Former VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with our Founders and Related Entities

Transactions with Maya. In October 2018, we made an equity investment in a privately-held company, Maya System, Inc., which provides cloud SIM related services in Japan, including sale of products and maintenance. We have significant influence over this company. In 2022, 2023 and 2024, we recognized US$6.2 million, US$10.8 million and US$5.9 million of revenue from provision of data connectivity services, sales of terminals, sales of data related products and other services and products to this company, respectively. In 2022, 2023 and 2024, we purchased US$4 thousand, US$2 thousand and nil, respectively, of data connectivity service from this company. As of December 31, 2022, 2023 and 2024, we owed US$1.5 million, US$1.2 million and US$49 thousand, respectively, to this company, consisting of accounts payable, deposits and advances. As of December 31, 2022, 2023 and 2024, we had US$0.7 million, US$2.9 million and US$2.0 million due from this company, respectively.

Transactions with Huaxiang. In April 2019 and September 2020, we made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company, which is an MVNO in mainland China. We have significant influence over this company. In 2022, 2023 and 2024, we recognized US$0.3 million, US$36 thousand and US$16 thousand, respectively, of revenue from provision of sales of terminals and PaaS and SaaS services to this company. In 2022, 2023 and 2024, we purchased US$6 thousand, nil and nil, respectively, of data connectivity service from this company. As of December 31, 2022, 2023 and 2024, we owed US$20 thousand, US$20 thousand and nil to this company. As of December 31, 2022, 2023 and 2024, we had US$14 thousand, US$2 thousand and US$2 thousand due from this company.

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

We reached a global settlement with SIMO Holdings Inc. for the series of cases held in both the United States and mainland China. According to the settlement, we and SIMO Holdings Inc. have applied to withdraw all lawsuits initiated by either party. In light of the aforementioned intellectual property litigation experience, our management has permitted us to use our intellectual property rights in key market areas to proactively send warning letters or file intellectual property infringement lawsuits. There are no significant amounts of damages, legal fees or costs occurred in such cases against us in 2024.

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

B.  Memorandum and Articles of Association

Our shareholders have adopted the sixth amended and restated memorandum and articles of association. The following are summaries of material provisions of the memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, or the Companies Act, insofar as they relate to the material terms of our ordinary shares.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (save for our memorandum and articles of association, our register of mortgages and charges and special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

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

Differences in Corporate Law

The Companies Act (As Revised) of the Cayman Islands, or the Companies Act, is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporate tax. There are no other taxes likely to be material to holders of the ADSs or our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs or ordinary shares and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

As described in “Item 10. Additional Information—E. Taxation—Mainland China Taxation,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the ADSs or ordinary shares may be subject to mainland China’s income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China-source income under the Treaty. Pursuant to U.S. Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China’s tax imposed on the disposition of the ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury Regulations.

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

As of December 31, 2024, we had cash, cash equivalents of US$30.1 million. We had U.S. dollar-denominated cash and cash equivalents of US$11.4 million, RMB-denominated cash and cash equivalents of US$14.9 million, Hong Kong dollar denominated cash and cash equivalents of US$0.6 million, Japanese yen denominated cash and cash equivalents of US$1.4 million, and cash and cash equivalents denominated in other currencies of US$1.8 million. If the U.S. dollar had strengthened or weakened by one percent against RMB, our cash, cash equivalents would have decreased or increased by US$149 thousand. If the U.S. dollar had strengthened or weakened by one percent against the Hong Kong dollar, our cash, cash equivalents would have decreased or increased by US$6 thousand. If the U.S. dollar had strengthened or weakened by one percent against the Japanese yen, our cash, cash equivalents would have decreased or increased by US$14 thousand. If the U.S. dollar had strengthened or weakened by one percent against each of the other currencies in which we held cash, cash equivalents, our cash, cash equivalents would have decreased or increased by US$18 thousand.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2024, we do not have investments or borrowings that apply a floating interest rate. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2024, we did not receive any reimbursement from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

For the period from June 9, 2020, the date that the Form F-1 was declared effective by the SEC, to December 31, 2024, we used all of the net proceeds received from our initial public offering for research and development and general corporate purposes, including working capital needs. This includes (i) US$10.8 million for research and development and (ii) US$16.8 million for general corporate purposes.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013) and the material weaknesses described below, our management concluded that, as of December 31, 2024, our internal control over financial reporting was not effective.

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

We have implemented a series of measures to address the material weaknesses, including that (i) we have been conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel; and (ii) Mr. Yimeng Shi, our chief financial officer, has qualified as a licensed Certified Public Accountant in the State of Michigan of the United States. We have been implementing and will continue to implement the following measures to remedy the identified material weaknesses, including: (i) hiring additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen our U.S. GAAP reporting and internal control teams; (ii) further implementing an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially trainings related to U.S. GAAP and SEC reporting requirements; (iii) developing a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including a systematic accounting manual for U.S. GAAP and financial closing process, and (iv) establishing a dedicated financial automation development team to systematically integrate business processes with financial accounting systems, involving embedding U.S. GAAP policies into automated workflows, significantly reducing manual accounting interventions and enabling standardized, error-resistant transaction processing.

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

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Audit Alliance LLP, was not required to perform an evaluation of our internal control over financial reporting as of December 31, 2024.

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

	2023		2024
Audit Fees(1)
Audit Alliance LLP(2)	US$	250,000	US$	250,000
Other Fees(3)		—		—

(1)	“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.

(2)	On May 23, 2022, we engaged Audit Alliance LLP as our independent registered public accounting firm and dismissed PricewaterhouseCoopers Zhong Tian LLP, or PwC. See also “Item 16F. Change in Registrant’s Certifying Accountant.”

(3)	“Other Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services and other advisory services.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market dated June 8, 2021 certifying that, under Cayman Islands law, we are not required to hold annual shareholder meetings. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2024. We will hold shareholder meetings when there are significant issues that require shareholder approval. The Nasdaq Stock Market Rules also require shareholder approval to sell or potentially issue securities equaling 20% or more of our ordinary shares. Our Cayman Islands legal counsel has provided a letter to the Nasdaq Stock Market dated September 21, 2022 certifying that under Cayman Islands law, we are not required to obtain shareholder approval for such issuance. In addition, Rule 5605(b)(1) of the Nasdaq Stock Market Marketplace Rules requires that a majority of a company’s board of directors must be comprised of “Independent Directors,” as defined in Rule 5605(a)(2), and Rule 5605(c)(2)(A) requires that an audit committee must be comprised of at least three members. Our Cayman Islands legal counsel has provided a letter to the Nasdaq Stock Market dated July 3, 2023 certifying that we are not required to have a majority independent board or an audit committee comprised of three members in the Cayman Islands, our home country, and non-compliance with the rules will not breach any law, public rule or regulation applicable to us currently in force in the Cayman Islands. We have elected to follow our home country practice in lieu of the requirements under Rule 5605(b)(1) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Marketplace Rules. We have relied on the exemption available to foreign private issuers for the requirement under Nasdaq Rule 5635(c) that shareholders’ approval must be obtained prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or when other equity compensation arrangement is to be made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. We elected to follow our home country practice and did not obtain shareholders’ approval for the material amendment to the 2018 Plan and the 2019 Plan. As we rely on home country practices with respect to our corporate governance, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchase, sale, and other dispositions of our securities by our directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material Non-Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Item 18. Financial Statements

The consolidated financial statements of UCLOUDLINK GROUP INC., its subsidiaries and the former VIEs are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on May 29, 2020 (File No. 333-237990))

2.3	Deposit Agreement dated June 10, 2020, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2020 (File No. 333-250156))

2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

2.5	Voting Agreement between the Registrant and other parties thereto dated July 10, 2019 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 29, 2023)

4.1	Amended and Restated 2018 Stock Option Scheme (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

4.2	Amendment No. 1 to the Amended and Restated 2018 Stock Option Scheme (incorporated herein by reference to Exhibit 10.3 from the Post-Effective Amendment No.1 to registration statement on Form S-8 filed with the Securities and Exchange Commission on January 23, 2025 (File No. 333-250156))

4.3	Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.4	Amendment No. 1 to the Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 from the Post-Effective Amendment No.1 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on January 23, 2025 (File No. 333-250156))

4.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

4.6	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

4.7	Securities Purchase Agreement dated January 5, 2022 between the Registrant and YA II PN, LTD. (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.8	Registration Rights Agreement dated January 5, 2022 between the Registrant and YA II PN, LTD. (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.9	English Translation of Equity Interest Transfer Agreement dated March 17, 2022 between Shenzhen Technology and the shareholders of Beijing Technology. (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.10	English Translation of Termination Agreement dated March 17, 2022 between Beijing uCloudlink, Beijing Technology and its shareholders and their spouses. (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

4.11	English Translation of Termination Agreement dated March 17, 2022 between Beijing uCloudlink, Beijing Technology and Shenzhen Technology (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)

8.1*	List of Principal Subsidiaries and Affiliated Entities of The Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Audit Alliance LLP, an independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 28, 2024)

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
	Name:	Chaohui Chen
	Title:	Director and Chief Executive Officer

Date: March 27, 2025

UCLOUDLINK GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UCLOUDLINK GROUP INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UCLOUDLINK GROUP INC. and its subsidiaries (the “Group”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income/loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2022, 2023 and 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023 and 2024, and the consolidated results of its operations and its cash flows for the years ended December 31, 2022, 2023 and 2024 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’ s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP

Singapore

March 27, 2025

We have served as the Group’s auditor since 2022.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/LOSS

		Years ended December 31,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2022	2023	2024
Revenues	5	71,461	85,576	91,635
Revenues from services		46,228	58,570	60,002
Sales of products		25,233	27,006	31,633
Cost of revenues		(38,927)	(43,611)	(47,274)
Cost of services		(20,346)	(24,318)	(23,503)
Cost of products sold		(18,581)	(19,293)	(23,771)
Gross profit		32,534	41,965	44,361
Research and development expenses		(8,430)	(6,456)	(6,198)
Sales and marketing expenses		(10,305)	(14,304)	(19,926)
General and administrative expenses		(18,726)	(17,118)	(15,947)
Other (expense)/income, net	6	(14,265)	(1,500)	2,095
(Loss)/income from operations		(19,192)	2,587	4,385
Interest income		18	70	227
Interest expenses		(441)	(133)	(196)
Amortization of beneficial conversion feature		(149)	—	—
(Loss)/income before income tax		(19,764)	2,524	4,416
Income tax expenses	7	(161)	(70)	(68)
Share of profit in equity method investments, net of tax		72	357	210
Net (loss)/income		(19,853)	2,811	4,558
Net (loss)/income attributable to ordinary shareholders of the Company		(19,853)	2,811	4,558
Net (loss)/income		(19,853)	2,811	4,558
Foreign currency translation adjustment		2,322	587	(229)
Total comprehensive (loss)/income		(17,531)	3,398	4,329
Net (loss)/earnings per share attributable to ordinary shareholders of the Company
Basic and diluted	11	(0.06)	0.01	0.01
Weighted average number of ordinary shares used in computing net (loss)/earnings per share
Basic and diluted	11	312,485,140	371,726,318	376,344,425

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
(Amounts expressed in thousands of US$, except for number of shares and per share data)	Note	2023	2024
Assets
Current assets:
Cash and cash equivalents	12	23,371	30,057
Accounts receivable, net	13	6,489	7,880
Inventories, net	14	2,183	1,312
Prepayments and other assets	15	6,416	5,637
Amounts due from related parties	23	2,945	1,971
Other investments	20	7,613	8,703
Total current assets		49,017	55,560
Non-current assets:
Long-term investments	16	1,956	2,011
Property and equipment, net	17	2,433	4,025
Right-of-use asset, net	18	2,321	2,876
Intangible assets, net	19	652	507
Prepayments	15	228	—
Total non-current assets		7,590	9,419
Total assets		56,607	64,979
Liabilities
Current liabilities:
Short term borrowings	22	5,297	6,956
Accrued expenses and other liabilities	21	24,755	25,169
Accounts payable	21	5,314	7,445
Amounts due to related parties	23	1,250	49
Contract liabilities		1,425	709
Operating lease liabilities	18	1,082	1,853
Total current liabilities		39,123	42,181
Non-current liabilities:
Operating lease liabilities	18	1,286	1,088
Other non-current liabilities		145	87
Total non-current liabilities		1,431	1,175
Total liabilities		40,554	43,356
Commitments and contingencies	24
Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 1,700,000,000 shares authorized; 252,412,720 shares issued and outstanding and 255,898,610 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	8,10	13	13
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized; 122,072,980 shares issued and outstanding and 122,072,980 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	8,10	6	6
Additional paid-in capital		240,137	241,378
Accumulated other comprehensive income		2,463	2,234
Accumulated losses		(226,566)	(222,008)
Total shareholders’ equity		16,053	21,623
Total liabilities and shareholders’ equity		56,607	64,979

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of US$,	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total Shareholders’
except for number of shares and per share data)	Shares	Amount	Shares	Amount	capital	adjustments	losses	Equity
Balance as of January 1, 2022	164,975,400	8	122,072,980	6	230,048	(446)	(209,524)	20,092
Foreign currency translation Adjustment	—	—	—	—	—	2,322	—	2,322
Net loss for the year	—	—	—	—	—	—	(19,853)	(19,853)
Share-based compensation	—	—	—	—	3,098	—	—	3,098
Issuance of ordinary shares for convertible bond	1,000,000	—	—	—	225	—	—	225
Conversion of convertible bond to ordinary shares	76,943,540	4	—	—	3,403	—	—	3,407
Issuance of shares upon vesting of Restricted Shares	3,767,180	—	—	—	—	—	—	—
Balance as of December 31, 2022	246,686,120	12	122,072,980	6	236,774	1,876	(229,377)	9,291

(Amounts expressed in thousands of US$,	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total Shareholders’
except for number of shares and per share data)	Shares	Amount	Shares	Amount	capital	adjustments	losses	Equity
Balance as of January 1, 2023	246,686,120	12	122,072,980	6	236,774	1,876	(229,377)	9,291
Foreign currency translation Adjustment	—	—	—	—	—	587	—	587
Net income for the year	—	—	—	—	—	—	2,811	2,811
Share-based compensation	—	—	—	—	3,314	—	—	3,314
Shares issued upon exercise of employee share options	97,200	—	—	—	49	—	—	49
Issuance of shares upon vesting of Restricted Shares	5,629,400	1	—	—	—	—	—	1
Balance as of December 31, 2023	252,412,720	13	122,072,980	6	240,137	2,463	(226,566)	16,053

(Amounts expressed in thousands of US$,	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total Shareholders’
except for number of shares and per share data)	Shares	Amount	Shares	Amount	capital	adjustments	losses	Equity
Balance as of January 1, 2024	252,412,720	13	122,072,980	6	240,137	2,463	(226,566)	16,053
Foreign currency translation Adjustment	—	—	—	—	—	(229)	—	(229)
Net income for the year	—	—	—	—	—	—	4,558	4,558
Share-based compensation	—	—	—	—	1,241	—	—	1,241
Issuance of shares upon vesting of Restricted Shares	3,485,890	*	—	—	—	—	—	*
Balance as of December 31, 2024	255,898,610	13	122,072,980	6	241,378	2,234	(222,008)	21,623

*	Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2022	2023	2024
Cash flows from operating activities
Net (loss)/income	(19,853)	2,811	4,558
Adjustments to reconcile net (loss)/income to net cash generated from operating activities
Provision/(reversal) for bad debts	2,014	(126)	452
Impairment for inventory obsolescence	96	657	106
Impairment for long-term investment	80	—	—
Depreciation of property and equipment	839	985	2,191
Amortization of intangible assets	142	136	137
Gains on disposals of property and equipment	(215)	(203)	(80)
Interest expenses	441	133	196
Amortization of beneficial conversion feature	149	—	—
Share-based compensation	3,098	3,314	1,241
Fair value losses/(gains) on other investments	12,958	2,748	(1,091)
Share of profit in equity method investments	(72)	(357)	(210)
Foreign currency exchange losses, net	2,519	514	470
Changes in operating assets and liabilities
Accounts receivable	7,715	(390)	(1,812)
Prepayments and other assets	1,825	(1,713)	1,009
Inventories	2,413	784	766
Accrued expenses, accounts payable and other liabilities	(9,647)	(691)	2,238
Amounts due to related parties	28	(231)	(1,202)
Amounts due from related parties	455	(2,247)	974
Contract liabilities	(523)	373	(717)
Other non-current liabilities	(58)	(59)	(58)
Operating lease right-of-use assets	—	(2,115)	(555)
Operating lease liabilities	—	2,184	573
Net cash generated from operating activities	4,404	6,507	9,186
Cash flows from investing activities
Purchase of property and equipment	(411)	(2,065)	(3,998)
Purchase of intangible assets	(14)	—	—
Proceeds from disposal of property and equipment	266	217	240
Dividends received from long-term investment	—	83	—
Decrease in short-term deposit	—	196	—
Purchase of other investments	(3)	—	—
Proceeds from redemption of other investment	—	1,329	—
Net cash used in investing activities	(162)	(240)	(3,758)
Cash flows from financing activities
Proceeds from other borrowings	212	2,541	—
Repayments of other borrowings	(163)	(34)	(2,504)
Proceeds from issuance of convertible bonds	4,735	—	—
Redemption of convertible bonds	(1,050)	—	—
Proceeds from bank borrowings	9,496	5,369	6,988
Repayments of bank borrowings	(9,452)	(5,416)	(2,752)
Proceeds from exercise of share options	—	49	—
Payments relating to current lease liabilities	(238)	—	—
Net cash generated from financing activities	3,540	2,509	1,732
Increase in cash and cash equivalents	7,782	8,776	7,160
Cash and cash equivalents at beginning of year	7,868	14,921	23,371
Effect of exchange rates on cash and cash equivalents	(729)	(326)	(474)
Cash and cash equivalents at end of year	14,921	23,371	30,057

Supplemental disclosure of cash flow information:
Interest paid	(426)	(133)	(196)
Cash paid for amounts included in operating lease liabilities	(15)	—	(573)
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for operating lease obligations	444	2,806	2,335

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

1.	Organization and principal activities

(a)	History and organization

UCLOUDLINK GROUP INC. (the “Company”) was incorporated in the Cayman Islands on 25 August 2014 as an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. Before March 17, 2022, the Company through its consolidated subsidiaries and the former consolidated variable interest entities (the “VIE”) (collectively, the “Group”) is principally engaged in the provision of data connectivity services and sales of Wi-Fi terminals and data related products to enable personal and enterprise users to access mobile internet in more than 100 countries and areas. Due to the legal restrictions of the People’s Republic of China (the “PRC”) on foreign ownership of data connectivity services license required by the business model the Company had been using before March 17, 2022, the Company conducts its business operations in the PRC through its former VIEs.

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

(b)	Principal subsidiaries and former VIEs

As of December 31, 2024, the details of the Company’s principal subsidiaries and former VIEs were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products
Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development
Shenzhen uCloudlink Co., Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation
Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company
UCLOUDLINK (SINGAPORE) PTE. LTD	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing
UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing
Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing
UCLOUDLINK SDN. BHD	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing
uCloudlink Japan Co., Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing
Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen uCloudlink”)	PRC	14 August 2014	Subsidiary and Consolidated former VIE	100%	Holder of value-added telecommunications services license, information technology services and sales of terminals and data related products
Beijing uCloudlink New Technology Co., Ltd. (“Beijing Technology”)	PRC	15 November 2014	Subsidiary and Consolidated former VIE	100%	Information technology services and sales of terminals and data related products
PT UCLOUDLINK TECHNOLOGIES PMA	Indonesia	27 September 2018	Subsidiary	100%	Sales and marketing
UCLOUDLINK UK LIMITED	UK	24 February 2021	Subsidiary	100%	Sales and marketing
Shenzhen Yulian Cloud Technology Co., Ltd.	PRC	22 February 2022	Subsidiary	100%	Sales and marketing

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

In accordance with various contractual agreements, the Company has the power to direct the activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there are no assets in the respective VIEs that can be used only to settle obligations of the respective VIEs, except for the registered capital of the VIEs amounting to approximately US$3.8 million, as of December 31, 2022. As the respective VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the respective VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC through the VIEs, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Group’s consolidated financial statements include legal contingencies, share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprises (“WFOE”) and variable interest entities (“VIEs”) over which the Company is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive income/loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the former VIEs taken as a whole, which were included in the Company’s consolidated financial statements with intercompany balances and transactions eliminated between the former VIEs:

As of December 31, 2022
(in thousands of US$)
Cash and cash equivalents	1,951
Accounts receivable, net	474
Amounts due from subsidiaries	12,766
Property and equipment and intangible assets	775
Others	5,536
Total assets	21,502
Short term borrowings	574
Amounts due to parent and subsidiaries	60,029
Accounts payable, accrued expenses and other liabilities	12,690
Contract liabilities	62
Others	80
Total liabilities	73,435
Total shareholders’ deficit	(51,933)

As of December 31, 2022
(in thousands of US$)
Revenue (note a)	30,371
Net loss (note a)	(4,349)
Net cash generated from operating activities	858
Net cash used in investing activities	(430)
Net cash generated from financing activities	1,230

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

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of the executive directors of the Company. The Group has only one operating and reportable segment. The Group’s long-lived assets are substantially located in the PRC.

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

In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/loss during the period in which they occur.

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

(ii)	Sales of terminals and data related products

The Group generates revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals, GlocalMe World Phone series and smart devices with GlocalMe Inside (“GMI”) implemented, as well as SIM cards, to enterprise and retail customers and business partners. Sales of terminals and data related products are recognized when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

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

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2022 was US$1,575 thousand. For the years ended December 31, 2022, 2023 and 2024, revenue amounting to US$1,575 thousand, US$1,052 thousand and US$1,425 thousand were included in the contract liabilities balance at the beginning of the respective period.

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

Advertising and promotional expenses were US$2,217 thousand, US$3,923 thousand and US$7,137 thousand during the years ended December 31, 2022, 2023 and 2024, respectively.

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

Share-based compensation expenses arise from share-based awards, mainly including share options and Restricted Shares awarded to employees, directors and other consultants in accordance with ASC 718 Stock Compensation. The Group follows ASC 718 to determine whether share option or Restricted Shares should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees, directors and other consultants classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Group classifies the share-based awards granted to employees, directors and other consultants as equity award, and has elected to recognize compensation expense on share-based awards with service condition on a graded vesting basis over the requisite service period, which is generally the vesting period.

For Restricted Shares awarded to employees, directors and other consultants, all ordinary shares (“Restricted Shares”) of the Group shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares were classified as equity awards under ASC 718 and are accounted for as share-based compensation based on the grant date fair value over the vesting period using graded vesting method.

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

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended December 31, 2022, 2023 and 2024, contributions to such plan amounting to US$1,909 thousand, US$708 thousand and US$917 thousand respectively, were charged to the consolidated statements of comprehensive income/loss.

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

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2022, 2023 and 2024.

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

The Group recognizes lease liabilities and corresponding right-of-use assets on the balance sheet for leases. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Group uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Lease and non-lease components for leases of asset classes are accounted for separately. The Group elected to recognize short-term leases with an initial lease term of twelve months or less.

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

Cash, and cash equivalents as reported in the consolidated statement of cash flows are presented on the consolidated balance sheet as follows:

	December 31,	December 31,
(In thousands)	2023	2024
Cash and cash equivalents	23,371	30,057

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.19	Inventories

Inventories mainly consist of products for sales. They are accounted for using the weighted average cost and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Write downs of US$96 thousand, US$657 thousand and US$106 thousand were recorded in cost of revenues in the consolidated statements of comprehensive income/loss for the years ended December 31, 2022, 2023 and 2024 respectively.

2.20	Accounts receivable, net

Accounts receivable are presented net of allowance for expected credit losses. The Group evaluates the creditworthiness of each customer at the time when services are rendered or products are sold and continuously monitor the recoverability of the accounts receivable.

In January 2022, the Group adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for expected credit losses, which replaces the previous incurred loss impairment model. The Group’s estimation of allowance for expected credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Group assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date. The adoption of ASC 326 did not have a material impact on the Group’s financial position, results of operations and cash flows. The allowance for expected credit losses were US$4,519 thousand, US$4,201 thousand and US$4,622 thousand as of December 31, 2022, 2023 and 2024, respectively.

2.21	Investment in equity method investees

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/loss.

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

No impairment charge of long-lived assets was recorded for the years ended December 31, 2023 and 2024.

For the year ended December 31, 2022, US$80 thousand of impairment was charged to a long-term investment to iQsim due to its bankruptcy.

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

As of December 31, 2022, 2023 and 2024, the carrying values of cash and cash equivalents, short-term deposit, accounts receivable, accounts payable, contract liabilities and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term nature of these instruments.

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

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision mark (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity’s consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. We are currently evaluating the impact the adoption of ASU 2023-07 will have on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-08, “Intangibles, Goodwill and Other-Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets”. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period.it must adopt them as of the beginning of the fiscal year that includes that interim period. The amendments in this Update require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments.

In December 2023, the FASB issued ASU 2023-09, “Income taxes (Topic 740): Improvements to Income Tax Disclosures”, which provides guidance on the requirements such as the requirement that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted. We are currently evaluating the impact the adoption of ASU 2023-09 will have on the consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

3.	Recent accounting pronouncements (Continued)

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on the consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued.

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

5.	Revenues

	Years ended December 31,
(In thousands)	2022	2023	2024
Revenues from services
—Data connectivity services	35,483	46,745	47,639
International data connectivity services	28,085	37,928	39,513
Local data connectivity services	7,398	8,817	8,126
—PaaS and SaaS services	9,819	10,425	11,293
—Others	926	1,400	1,070
	46,228	58,570	60,002
Sales of products
—Sales of terminals	21,748	24,369	22,246
—Sales of data related products	3,230	2,150	8,417
—Others	255	487	970
	25,233	27,006	31,633
Total	71,461	85,576	91,635

In the following table, revenue is geographically disaggregated according to the locations of the customers.

	Years ended December 31,
(In thousands)	2022	2023	2024
Japan	28,088	37,122	43,409
Mainland China	1,883	11,156	22,023
North America	27,183	24,074	12,673
Southeast Asia	4,912	4,605	4,461
Europe	3,361	4,207	4,146
Hong Kong SAR	4,166	1,660	2,052
Taiwan	604	868	1,582
Others	1,264	1,884	1,289
Total	71,461	85,576	91,635

6.	Other (expense)/income, net

	Years ended December 31,
(In thousands)	2022	2023	2024
Foreign exchange losses, net	(2,519)	(514)	(470)
Government grants (note)	935	1,120	948
Gains on disposal of property and equipment, net	215	203	80
Fair value (losses)/gains on other investments	(12,958)	(2,748)	1,091
Others	62	439	446
Total	(14,265)	(1,500)	2,095

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

Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink have retained HNTE status through triennial renewals (2017-2019, 2020-2022, 2023-2025), entitling them to a preferential tax rate of 15% as long as they fulfill the HNTE criteria.

The Group’s (loss)/income before income taxes consisted of:

	Years ended December 31,
(In thousands)	2022	2023	2024
Non-PRC	(15,397)	(2,149)	(1,211)
PRC	(4,367)	4,673	5,627
Total	(19,764)	2,524	4,416

(iii)	Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to profits tax rate of 16.5% on taxable income.

The reconciliations of the income tax expenses for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
(Loss)/income before income tax	(19,764)	2,524	4,416
Income tax computed at statutory PRC income tax rate (25%)(i)	(4,941)	631	1,104
Differential income tax rates applicable to certain entities comprising the Group	1,791	74	207
Effect of tax holiday	469	(448)	(542)
Permanent differences(ii)	2,100	(174)	(206)
Change in valuation allowance	1,569	133	478
Accelerated deductions on research and development expenses(iii)	(827)	(146)	(973)
Income tax expenses	161	70	68

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.
(ii)	Permanent differences primarily represent non-deductible expenses.
(iii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(a)	Income taxes (Continued)

The per share effect of the tax holidays are as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Effect of tax holiday	469	(448)	(542)
Per share effect – basic and diluted	(0.00)	(0.00)	(0.00)

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	Years ended December 31,
(In thousands)	2022	2023	2024
Deferred tax assets
Net operating loss carryforwards	19,814	19,187	18,924
Accrued expenses and others	(3,010)	(2,250)	(1,509)
Less: valuation allowance	(16,804)	(16,937)	(17,415)
Net deferred tax assets	—	—	—

Movement of valuation allowance

	Years ended December 31,
(In thousands)	2022	2023	2024
Balance at beginning of the year	15,235	16,804	16,937
Change of valuation allowance	1,569	133	478
Balance at end of the year	16,804	16,937	17,415

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2022, 2023 and 2024, as management is not able to conclude that the future realization of those net operating loss carries forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2022, 2023 and 2024, the Group had net operating loss carryforwards of approximately US$134,896 thousand and US$129,654 thousand and US$130,504 thousand respectively, which arose from the subsidiaries established in Hong Kong and PRC. As of December 31, 2022, 2023 and 2024, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2024, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2025 to 2034, if unused.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

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

(ii)

On January 28, 2015, the Company entered into a share purchase agreement (“Series A SPA”) with certain investors under which the Company issued 8,400,000 ordinary shares at a total consideration of US$4,056,206 and 25,000,000 Series A Preferred Shares to certain investors at a total consideration of US$9,788,652. Also as a closing condition to the Series A SPA, the Company entered into a share restriction agreement with certain senior management and their respective wholly owned subsidiaries, which directly hold the equity interest on the Company. Pursuant to the share restriction agreement, all ordinary shares (“Restricted Shares”) of the Company held by certain senior management shall be subject to vesting conditions until the Restricted Shares become vested. The Restricted Shares shall vest over a period of 5 years from the closing of the Series A SPA (which was shortened to 4 years on September 22, 2016). Vesting of all Restricted Shares will be accelerated upon the completion of a qualified IPO or trade sale. In the event that certain senior management voluntarily and unilaterally terminates his employment/service contract with the Group or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Series A SPA, the related senior management shall sell to the Company, and the Company shall repurchase from certain senior management, all of the unvested shares at a price of US$0.00005 per share. Such restricted shares were treated as deemed contribution by those senior management to the Company and the fair value of which were recognized as share-based compensation expense over the vesting period. Ordinary shares of 44,426,667 and 44,426,667 were vested and presented as an increase of the numbers of issued ordinary shares during the year ended December 31, 2017 and December 31, 2018, respectively. At any time prior to a qualified IPO, the shares held by certain senior management shall not be transferred directly or indirectly without the prior written consent of the Series A Preferred Shares holders, except for those to be transferred to the employees of the Company pursuant to an Stock Option Plan approved by the board.

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

(xi)	On June 10, 2020, the Company completed its IPO on the Nasdaq Global Market. The outstanding shares consist of 159,478,920 Class A ordinary shares and 122,072,980 Class B ordinary shares, of which (i) 61,346,560 Class B ordinary shares ultimately held by the Company’s founder, director and chief executive officer Chaohui Chen; (ii) 60,726,420 Class B ordinary shares ultimately held by the Company’s founder and chairman of board of directors Zhiping Peng and (iii) 110,378,920 ordinary shares were converted into Class A ordinary shares. In the offering, 2,010,000 ADSs, representing 20,100,000 Class A ordinary shares, were issued and sold to the public at a price of US$18 per ADS. Upon the completion of the IPO, all 29,000,000 issued and outstanding preferred shares were converted into Class A ordinary shares immediately as of the same date.

(xii)	During the year ended December 31, 2020, 576,720 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans.

(xiii)	During the year ended December 31, 2021, 1,919,760 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options and 3,000,000 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans.

(xiv)	During the year ended December 31, 2022, 1,000,000 shares of Class A Ordinary Shares were issued for issuance of convertible debenture, an aggregate of 76,943,540 shares of Class A Ordinary Shares were issued for conversion of convertible debenture, and 3,767,180 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

(xv)	During year ended December 31, 2023, 97,200 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options and 5,629,400 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

8.	Ordinary shares (Continued)

(xvi)	During year ended December 31, 2024, 3,485,890 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 10).

9.	Convertible promissory notes

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

10.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

	Years ended December 31,
Share-based compensation expenses (In thousands)	2022	2023	2024
—Restricted Shares (a)	1,006	1,999	932
—Share options(b)	2,092	1,316	309
Total	3,098	3,315	1,241

(a)	Restricted Shares

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

On January 1, 2023 and May 31, 2023, the Company granted 1,125,170 and 5,530,000 restricted share units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Share-based awards (Continued)

(a)	Restricted Shares (Continued)

On May 31, 2024, the Company granted 2,950,000 restricted share units to its employees and directors, pursuant to the 2019 Plan.

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

A summary of the Restricted Shares activity for the years ended December 31, 2022, 2023 and 2024 is presented below:

(Number of shares)	Number of Restricted Shares
Outstanding as of January 1, 2022	2,916,100
Granted	8,822,010
Vested	(3,767,180)
Outstanding as of December 31, 2022	7,970,930
Granted	6,655,170
Forfeited	(1,000,000)
Vested	(5,629,400)
Outstanding as of December 31, 2023	7,996,700
Granted	2,950,000
Forfeited	(2,250)
Vested	(3,485,890)
Outstanding as of December 31, 2024	7,458,560

(b)	Share options

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

On July 1, 2021, the Company granted 680,000 share options to its employees pursuant to the Revised 2018 Plan.

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

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized by graded vesting method.

A summary of the changes in the share options granted by the Company during the years ended December 31, 2022, 2023 and 2024 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2022	19,225,361	$0.54	$47,926,931
Granted	716,420	$0.81	$(458,564)
Forfeited	(1,936,841)	$0.74	$(2,428,038)
Outstanding as of December 31, 2022	18,004,940	$0.53	$45,040,329
Exercisable as of December 31, 2022	14,644,270	$0.54	$39,789,170
Forfeited	(885,560)	$0.56	$(2,409,012)
Exercised	(97,200)	$0.50	$(302,604)
Outstanding as of December 31, 2023	17,022,180	$0.53	$42,328,713
Exercisable as of December 31, 2023	14,301,480	$0.54	$38,503,322
Forfeited	(168,120)	$0.50	$(526,049)
Outstanding as of December 31, 2024	16,854,060	$0.53	$41,802,664
Exercisable as of December 31, 2024	16,373,570	$0.53	$41,679,308

The Group calculated the estimated fair value of an options on the grant date using the binomial option pricing model with assistance from an independent valuation firm. Assumptions used to determine the fair value of share options granted during the years ended December 31, 2022, 2023 and 2024 is summarized in the following table:

	Years ended December 31,
(In thousands)	2022	2023	2024
Risk-free interest rate(i)	0.90%-1.67%	N/A	N/A
Expected dividend yield(ii)	0.00%	N/A	N/A
Expected volatility(iii)	29.44%-34.81%	N/A	N/A
Grant date fair value	$0.00-$0.0044	N/A	N/A

(i)	Risk-free interest rate is based on the yields of United States Treasury securities with maturities similar to the expected life of the share options in effect at the time of grant.

(ii)	Expected dividend yield is assumed to be 0% as the Company has no history or expectation of paying dividend on its ordinary shares.

(iii)	Expected volatility is assumed based on the historical volatility of the Company’s comparable companies in the period equal to the expected life of each grant.

As of December 31, 2024, the unrecognized share-based compensation expenses related to share options and restricted share units granted by Company were US$41 thousand and US$742 thousand respectively.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

11.	Earnings/(loss) per share

Basic and diluted net earnings/(loss) per share for each of the year presented were calculated as follows:

	Years ended December 31,
(In thousands of US$ except share data and per share data)	2022	2023	2024
Numerator:
Net (loss)/income	(19,853)	2,811	4,558
Net (loss)/income attributable to ordinary shareholders of the Company for computing basic and diluted net loss/earnings per share	(19,853)	2,811	4,558
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss/earnings per share	312,485,140	371,726,318	376,344,425
Basic and diluted net (loss)/earnings per ordinary share	(0.06)	0.01	0.01

Diluted loss/earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years ended December 31,
	2022	2023	2024
Restricted Shares	7,970,930	7,996,700	7,458,560
Share options awards	18,004,940	17,022,180	16,854,060
Total	25,975,870	25,018,880	24,312,620

12.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at bank, and term deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Cash on hand and cash held at bank balance and short-term deposit as of December 31, 2023 and 2024 primarily consist of the following currencies:

	December 31, 2023		December 31, 2024
(In thousands)	Original currency	US$ equivalent	Original currency	US$ Equivalent
US$	8,290	8,290	11,351	11,351
RMB	80,717	11,396	107,405	14,941
JPY	241,249	1,710	212,945	1,369
HKD	2,611	334	4,450	573
Others		1,641		1,823
Total		23,371		30,057

13.	Accounts receivable, net

(In thousands)	December 31, 2023	December 31, 2024
Accounts receivable	10,690	12,502
Less: Allowance for credit losses	(4,201)	(4,622)
Accounts receivable, net	6,489	7,880

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

13.	Accounts receivable, net (Continued)

The following table presents movement in the allowance for doubtful accounts:

(In thousands)	December 31, 2022	December 31, 2023	December 31, 2024
Balance at beginning of the year	3,350	4,519	4,201
Additions	1,273	668	967
Reversal	(26)	(806)	(534)
Written off	—	(142)	—
Exchange difference	(78)	(38)	(12)
Balance at end of the year	4,519	4,201	4,622

14.	Inventories, net

(In thousands)	December 31, 2023	December 31, 2024
Raw materials	1,655	1,117
Finished goods	1,909	1,681
Less: write-down of obsolete inventories	(1,381)	(1,486)
Total inventories	2,183	1,312

The following table presents movement in write-down of obsolete inventories:

(In thousands)	December 31, 2023	December 31, 2024
Balance at beginning of the year	748	1,381
Additions	1,401	502
Written off	(744)	(396)
Exchange difference	(24)	(1)
Balance at end of the year	1,381	1,486

15.	Prepayments and other assets

(In thousands)	December 31, 2023	December 31, 2024
Prepayments	4,057	2,321
Deposits	1,330	1,609
VAT recoverable	1,061	1,346
Others	196	361
Total of prepayments and other assets	6,644	5,637

(In thousands)	December 31, 2023	December 31, 2024
Current	6,416	5,637
Non-current	228	—
Total of prepayments and other assets	6,644	5,637

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

16.	Long-term investments

	As of December 31, 2023
(In thousands)	Original Cost	Cumulative net gains /(losses)	Dividend received	Impairment	Exchange Difference	Carrying value
Maya	442	(442)	—	—	—	—
Huaxiang	1,251	872	(83)	—	(84)	1,956
iQsim	245	(156)	—	(80)	(9)	—
Total	1,938	274	(83)	(80)	(93)	1,956

	As of December 31, 2024
(In thousands)	Original Cost	Cumulative net gains /(losses)	Cumulative dividend received	Impairment	Exchange Difference	Carrying value
Maya	442	(442)	—	—	—	—
Huaxiang	1,251	1,082	(209)	—	(113)	2,011
iQsim	245	(156)	—	(80)	(9)	—
Total	1,938	484	(209)	(80)	(122)	2,011

In October 2018, the Group made an equity investment in a privately-held company, Maya System, Inc. (the “Maya”), which provides cloud SIM related services in Japan, including sale of products and maintenance. The Group acquired 49.00% equity interest of Maya with total consideration of JPY49,000 thousand. In October 2022, the other shareholder of Maya increased its investment and the Group’s equity interest in Maya was diluted to 19.6%. The Group classified Maya as an equity method investment as it has significant influence over Maya. The consideration was mainly attributed to trademark, customer relationship and goodwill. As of December 31, 2023 and 2024, the share of loss from Maya exceeded the total investment cost. As the Group is not required to fund losses, the balance was written down to zero.

In April 2019 and September 2020, the Group made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company(the “Huaxiang”). The Group held 10% equity interest of the Huaxiang with total consideration of RMB 8,521 thousand. Huaxiang was listed on the China National Equities Exchange and Quotations (“NEEQ”) in 2023. As of December 31, 2024, the Group held approximately 9.08% equity interest in Huaxiang. The Group exercises significant influence in Huaxiang and therefore accounts for this as a long-term investment using equity method. The Group recognized the share of profit of USD357 thousand and USD210 thousand during the year ended December 31, 2023 and 2024, respectively.

In January 2021, the Group acquired 31.25% of the equity interests of iQsim S.A. (the “iQsim”), which is a provider of open virtual SIM (“VSIM”) platform and VSIM-enabled mobile devices based in France, with total consideration of EUR200 thousand. The Group exercises significant influence in iQsim and therefore accounts for this as a long-term investment using equity method. The Group recognized share of loss of USD 156 thousand during the year ended December 31, 2022. As iQsim applied for bankruptcy, the Company wrote off the left amount of the investments of USD80 thousand in 2022. Subsequently, iQsim’s core assets were sold to new parties through the liquidation process. As of December 31, 2024, the Group no longer holds any equity interest in iQsim.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

17.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2023	December 31, 2024
Computers	509	535
Server & switch	1,268	1,256
Office equipment	1,727	1,722
Wi-Fi terminals for data connectivity services	8,420	8,722
Leasehold improvement	531	529
Total original costs	12,455	12,764
Less: accumulated depreciation	(10,022)	(8,739)
Net book value	2,433	4,025

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 were US$839 thousand, US$985 thousand and US$2,191 thousand, respectively.

18.	Lease

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

(In thousands)	December 31, 2023	December 31, 2024
Right-of-use asset, net	2,321	2,876
Current operating lease liabilities	1,082	1,853
Non-current operating lease liabilities	1,286	1,088

The following table presents operating lease cost reported in the consolidated statements of comprehensive income/loss related to the Group’s leases:

(In thousands)	December 31, 2023	December 31, 2024
Operating lease cost	973	2,077
Short-term lease cost	931	532
Total	1,904	2,609

For the years ended December 31, 2023 and 2024, the Group incurred rental expenses under operating leases US$1,904 thousand and US$2,609 thousand.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

18.	Lease (Continued)

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2024 to the present value of its operating lease payments:

For the year ending December 31	(In thousands)
2025	1,954
2026	885
2027	153
2028	80
Total undiscounted operating lease payments	3,072
Less: imputed interest	(131)
Present value of operating lease liabilities	2,941

The following summarizes other supplemental information about the Group’s lease as of December 31, 2024.

As of December 31, 2024
Weighted average discount rate	4.75%
Weighted average remaining lease term	1.77 years

19.	Intangible assets, net

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2023
Purchased software	1,099	(507)	592
Trademarks	112	(91)	21
Licensed copyrights	169	(130)	39
Intangible assets	1,380	(728)	652

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2024
Purchased software	1,082	(607)	475
Trademarks	111	(101)	10
Licensed copyrights	168	(146)	22
Intangible assets	1,361	(854)	507

Amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 were US$142 thousand, US$136 thousand and US$137 thousand, respectively.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

19.	Intangible assets, net (Continued)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Year	(In thousands)
2025	124
2026	107
2027	101
2028	67
2029	55
Thereafter	53
Total	507

20.	Other investments

(In thousands)	December 31, 2023	December 31, 2024
Current(i) (ii) (iii)	7,613	8,703

Note:

(i)	In June 2020, the Group made an investment in an investment fund, which was classified as an equity security, for a cash consideration of US$15,000 thousand, for which the underlying assets were mainly comprised of debt securities and equity securities. It is redeemable at the option of the Group with one-month notice. The equity security was measured and recorded at fair value on a recurring basis based on the quoted price by the investment fund which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value gain of US$566 thousand and US$1,091 thousand for the year ended December 31, 2023 and 2024, respectively. As of December 31, 2024, the fair value of the investment was US$8,701 thousand.

(ii)	In June 2020, the Group made an investment in an investment fund, which was classified as a debt security carried at fair value, for a cash consideration of US$17,100 thousand, for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures, for a period of 3 years. The debt security was measured and recorded at fair value on a recurring basis based on the quoted price by the asset management company, which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value loss of US$7,415 thousand for the year ended December 31,2022 and a fair value loss of US$3,314 thousand for the year ended December 31, 2023. In December, 2023, the Group fully redeemed the investment with amount of US$1.3 million.

(iii)	In October 2022, the Group purchased a publicly traded stock of 100 shares for a cash consideration of JPY364,148 on the Japanese stock market. As of December 31, 2024, the fair value of the investment was US$2 thousand (JPY359,500).

21.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2023	December 31, 2024
Accounts payable to suppliers	5,314	7,445
Accrued bonus and staff costs	21,199	20,286
Other deposits	832	861
Other taxes payable (note)	345	372
Accrued professional fees	1,166	963
Accrued marketing expenses	177	1,124
Others	1,036	1,563
Total	30,069	32,614

Note:

Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

22.	Short-term borrowings

(In thousands)	December 31, 2023	December 31, 2024
Current
Bank borrowings(i)	2,756	6,956
Other borrowings(ii)	2,541	—
Total	5,297	6,956

Note:

(i)	The Group’s short-term bank borrowings are primarily used for working capital and business development purposes and bear interest rate of 3.00% ~ 3.17% (2023: 3.20% ~ 3.55%) per annum, with a weighted average interest rate of 3.11% (2023: 3.38%) per annum.

Certain bank borrowings are guaranteed by certain of our directors and certain subsidiary as of December 31, 2023 and 2024.

(ii)	In December 2023, the Group entered into two one-year financing agreement with two independent third-party financial institute amounting to US$2,541 thousand with two patents pledged and certain director and subsidiaries guaranteed. The interest rate ranged from 4.9% to 4.96% per annum. The Group has fully repaid the amount and the balance is nil as of December 31, 2024.

23.	Related party transactions

(a)	Related parties

As of December 31, 2024, the name and relationship with material related parties are as follows:

Related Party	Relationship with the Company
Maya	Equity method investee of the Company
Beijing Huaxianglianxin Technology Company	Equity method investee of the Company

(b)	During the years ended December 31, 2022, 2023 and 2024, other than disclosed elsewhere, the Company had the following material related party transactions:

	Years ended December 31,
(In thousands)	2022	2023	2024
Revenue from provision of data connectivity services, PaaS and SaaS services and sales of terminals and data related products:
Maya	6,202	10,770	5,863
Beijing Huaxianglianxin Technology Company	334	36	16
Purchase of data connectivity service:
Maya	4	2	—
Beijing Huaxianglianxin Technology Company	6	—	—

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

23.	Related party transactions (Continued)

(c)	The Company had the following related parties balances as December 31, 2023 and December 31, 2024:

(In thousands)	December 31, 2023	December 31, 2024
Deposits received from related parties:
Maya	1,055	49
Contract liability:
Maya	175	—
Amounts payable to related parties:
Beijing Huaxianglianxin Technology Company	20	—
Amounts receivable from related parties:
Maya	2,943	1,969
Beijing Huaxianglianxin Technology Company	2	2

24.	Commitments and contingencies

(a)	Purchase commitment for purchase of data

The Group has future minimum purchase commitment related to the purchase of data. As of December 31, 2024, the purchase commitment contracted for are analyzed as follows:

Year	(In thousands)
2025	4,791
2026	2,349
2027	1,886
Thereafter	4
Total	9,030

(b)	Other commitments

The Group also has commitments including commitments for lease ancillary services fees. As of December 31, 2024, these commitments are analyzed as follows:

Year	(In thousands)
2025	297
2026	31
2027	5
Total	333

25.	Restricted net assets

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

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

25.	Restricted net assets (Continued)

Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries, affiliates. As of December 31, 2024, total restricted net assets were US$158,976 thousand.

The Company performed a test on the restricted net assets of subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2024 and the condensed financial information of the Company are required to be presented (See Note 27).

26.	Subsequent Events

In February 2025, the Group obtained a one-year short-term bank borrowing of RMB9.0 million (equivalent to US$1.3 million) from a commercial bank, bearing interest at a rate of 3.0% per annum. The bank borrowing was guaranteed by certain of our directors.

The Group has evaluated events subsequent to the balance sheet date of December 31, 2024 through the date of this annual report, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements other than that disclosed in above.

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

The Company records its investment in its subsidiaries under the equity method of accounting.

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2024.

UCLOUDLINK GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

27.	Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income/(loss) of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2022	2023	2024
Operating expenses	(4,289)	(3,919)	(1,910)
Loss before income tax	(4,472)	(3,284)	(2,002)
(Loss)/income from subsidiaries and former VIEs	(15,381)	6,095	6,560
Net (loss)/income	(19,853)	2,811	4,558

Condensed balance sheets of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2023	2024
Cash and cash equivalents	107	1,072
Amounts due from subsidiaries	127,282	126,329
Others	15	19
Total assets	127,404	127,420

Accounts payable, accrued expenses and other liabilities	58	295
Deficit in subsidiaries	106,746	101,966
Others	146	87
Amounts due to subsidiaries	3,633	4,232
Total liabilities	110,583	106,580
Total shareholders’ equity	16,821	20,840

Condensed statement of cash flows of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2022	2023	2024
Cash flows from operating activities
Net cash used in operating activities	(3,355)	(605)	(435)
Cash flows from investing activities
Intercompany fund transfers	—	200	1,400
Net cash generated from investing activities	—	200	1,400
Cash flows from financing activities
Proceeds from exercise of share options	—	49	—
Proceeds from issuance of convertible bonds	4,735	—	—
Redemption of convertible bonds	(1,050)	—	—
Net cash generated from financing activities	3,685	49	—
Increase/(decrease) in cash and cash equivalents	330	(356)	965
Cash and cash equivalents at beginning of year	133	463	107
Cash and cash equivalents at end of year	463	107	1,072