Form 20-F
period 2025-12-31
uCloudlink Group Inc.
filed 2026-03-27
CIK 1775898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

258,499,680 Class A ordinary shares (with no Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans) and 122,072,980 Class B ordinary shares, par value US$0.00005 per share, as of December 31, 2025.

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“ADRs” are to the American depositary receipts which may evidence the ADSs;

●	“ADSs” are to the American depositary shares, each of which represents ten Class A ordinary shares;

●	“average daily active terminals” are to the average number of terminals connected to our platform per day during a certain period;

●	“average monthly active terminals” are to the average number of terminals connected to our platform per month during a certain period;

●	“average daily active users” are to the average number of users per day during a certain period who engage with services across its various business lines, primarily derived from active subscription relationships within valid service plan periods, and active terminals or devices under usage-based service models (including emergency networks);

●	“average monthly active users” are to the average number of users per month during a certain period who engage with services across its various business lines, primarily derived from active subscription relationships within valid service plan periods, and active terminals or devices under usage-based service models (including emergency networks);

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong, Macau and Taiwan;

●	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00005 per share;

●	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00005 per share;

●	“former VIEs” are to the former variable interest entities, which are Beijing uCloudlink New Technology Co., Ltd. and Shenzhen uCloudlink Network Technology Co., Ltd. both having become our wholly-owned subsidiaries since March 2022;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“MNO” are to mobile network operator;

●	“MVNO” are to mobile virtual network operator;

●	“PaaS” are to Platform-as-a-Service;

●	“Restructuring” refers to a series of restructuring transactions to unwind the historical contractual agreements with the former VIEs and adjust our local business in mainland China;

●	“RMB” and “Renminbi” are to the legal currency of mainland China;

●	“SaaS” are to Software-as-a-Service;

●	“shares” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares;

●	“terminals” are to our portable Wi-Fi devices providing mobile data connectivity services, and smartphones and other smart hardware with our GlocalMe Inside app installed that are serviced by us or our business partners;

●	“uCloudlink” are to UCLOUDLINK GROUP INC.;

●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our company” and “our” are to UCLOUDLINK GROUP INC., our Cayman Islands holding company, and its subsidiaries, and, when describing our operations and consolidated financial information, also including the former VIEs in mainland China and their subsidiaries during the applicable period.

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

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of the relevant market to grow at the projected rate may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of our industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of the relevant market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections made based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agree that to the extent permitted by law, they accept and unconditionally execute instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders would be disposed pursuant to the contractual agreements with Beijing uCloudlink. We have evaluated the guidance in FASB ASC 810 and concluded that we were the primary beneficiary of the former VIEs for accounting purposes because of these contractual arrangements for the effective period of these contractual arrangements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs were consolidated as part of our financial statements prior to the Restructuring

As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China, which we believe will no longer require specific certificate for offering internet access services that could fall within the scope of prohibited or restricted categories for foreign investment in mainland China. As a result, the contractual arrangements with the former VIEs and their shareholders are no longer necessary. Therefore, we initiated the Restructuring to adjust our local business in mainland China and unwind the aforementioned contractual arrangements; as a result, the former VIEs became wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited.

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

Our historical corporate structure is subject to risks associated with our previous contractual arrangements with the former VIEs. If the PRC government deems that our historical contractual arrangements with the former VIEs did not comply with regulatory restrictions on foreign investment in the relevant industries in mainland China, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our mainland China subsidiaries and the former VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the historical contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial performance of the former VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023 signed into law on December 29, 2022, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our previous auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. In addition, our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB with the last inspection on September 27, 2024. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in any jurisdiction and we use an accounting firm headquartered in such jurisdiction to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely our current auditor. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We have conducted our business in mainland China primarily through our subsidiaries and the former VIEs in mainland China. Our previous contractual arrangements with the former VIEs were terminated and the former VIEs became our subsidiaries in 2022. Our operations in mainland China are governed by the laws and regulations of mainland China. As of the date of this annual report, apart from the approval of the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or other PRC government authorities that may be required in connection with the former VIE structure and our offshore offerings under the laws of mainland China, we have not received any requirement from PRC governmental authorities to obtain other permissions for our material operations in mainland China and issuance of securities to foreign investors. Given the uncertainties of interpretation and implementation of laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

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

The Measures for Cybersecurity Review, the Regulations on Network Data Security Administration and the Measures on Security Assessment of Cross-Border Data Transfer remain unclear on whether the requirements will be applicable to further equity or debt offerings by companies that have completed the initial public offering in the United States. We cannot predict the impact of the Measures for Cybersecurity Review, the Regulations on Network Data Security Administration and the Measures on Security Assessment of Cross-Border Data Transfer, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.”

Under the Measures for Cybersecurity Review and other cybersecurity laws and regulations of mainland China, critical information infrastructure operators that intend to purchase internet products and services that affect or may affect national security must be subject to the cybersecurity review. As the PRC governmental authorities may have broad discretion in the interpretation and enforcement of these laws, including the interpretation of the scope of “critical information infrastructure operators.” See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Internet Information Security and Personal Information Protection—Regulations Related to Personal Information Protection.” In addition, the Measures for Cybersecurity Review also stipulate that any data processor carrying out data processing activities that affect or may affect national security should also be subject to the cybersecurity review. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the cybersecurity laws and regulations of mainland China. In such case, we must fulfill certain obligations as required under the cybersecurity laws and regulations of mainland China, including, among others, storing personal information and important data collected and produced within the mainland China territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. According to the Regulations on Network Data Security Administration, which became effective on January 1, 2025, we may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. As of the date of this annual report, we have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China on such basis, and we have not received any inquiry, notice, warning, or sanctions in such respect.

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

On February 24, 2023, the CSRC jointly with other governmental authorities, promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which took effect on March 31, 2023. According to these provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, these provisions provide that securities companies and securities service providers shall fulfill the applicable legal procedures when providing overseas regulatory institutions and other institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

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

Cash and Asset Flows through Our Organization

We conduct our operations in mainland China through our mainland China subsidiaries (including the former VIEs) The laws and regulations of mainland China restrict and impose conditions on foreign investment in telecommunication businesses. Accordingly, we historically operated these businesses in mainland China through the former VIEs with which we maintained contractual arrangements prior to the Restructuring. Our previous contractual arrangements with the former VIEs were terminated in 2022 and the former VIEs had since become our subsidiaries. As our mainland China and Hong Kong subsidiaries (including the former VIEs) have accumulated losses since their incorporation, none of them has declared or paid any dividends or made any distributions to their respective holding companies, including uCloudlink. For the same reason, uCloudlink has not declared a dividend.

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

There were fund transfers from a subsidiary to the parent company amounting to US$0.2 million, US$1.4 million and US$0.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Impact of Taxation on Dividends

uCloudlink is incorporated in the Cayman Islands and conducts businesses in mainland China primarily through its mainland China subsidiaries (including the former VIEs). Under the current laws of the Cayman Islands, uCloudlink is not subject to tax on income or capital gains. In addition, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

Our mainland China and Hong Kong subsidiaries (including the former VIEs) have incurred cumulative losses since inception. We have no current intention to pay dividends to shareholders.

If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries (including the former VIEs) in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries (including the former VIEs) may allocate a portion of their after-tax profits based on mainland China’s accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. For restrictions and limitations on our ability to distribute earnings from our businesses, including subsidiaries (including the former VIEs), to uCloudlink and investors, see also “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside mainland China to make loans to or make additional capital contributions to our mainland China subsidiaries (including the former VIEs), which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. All the operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. You should carefully consider all of the information in this annual report, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully after this summary in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

We are subject to risks and uncertainties related to our business and industry, including, but not limited to, the following:

●	We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We depend on network operators for their wireless networks, infrastructures and data traffic, and any disruptions of or limitations on our use of such networks, infrastructures and data traffic may adversely affect our business and financial results.”

●	Our ability to grow our business and user base for our service may be limited unless we can continue to obtain data traffic at favorable rates. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our ability to grow our business and user base for our service may be limited unless we can continue to obtain data traffic at favorable rates.”

●	We incurred losses in the past, and we may not be able to maintain profitability in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We incurred losses in the past, and we may not be able to maintain profitability in the future.”

●	Our use of artificial intelligence (AI) and machine learning technologies may subject us to evolving laws and regulations, which could result in increased compliance costs or legal liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our use of artificial intelligence (AI) and machine learning technologies may subject us to evolving laws and regulations, which could result in increased compliance costs or legal liabilities.”

●	Recent regulatory developments in data security and cross-border data transfer may affect our global operations.

●	Our business is subject to telecommunications regulations in mainland China. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to telecommunications regulations in mainland China. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business.”

●	We are subject to extensive and complex telecommunications regulations in various jurisdictions, and any change in the regulatory environment may materially impact us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to extensive and complex telecommunications regulations in various jurisdictions, and any change in the regulatory environment may materially impact us.”

●	In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

●	The current tensions in international economic relations may negatively affect the cost of our operations, the growth of our business, and the size of our target market. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The current tensions in international economic relations may negatively affect the cost of our operations, the growth of our business, and the size of our target market.”

●	If our expansions into new businesses do not achieve the expected results, our future results of operations and growth prospects may be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our expansions into new businesses do not achieve the expected results, our future results of operations and growth prospects may be materially and adversely affected.”

Risks Related to Our Corporate Structure

We face risks and uncertainties related to the former corporate structure, including, but not limited to, the following:

●	If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government determines that the contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

Risks Related to Doing Business in China

We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. The enforcement of laws and rules and regulations in mainland China may change quickly with little advance notice, which could result in a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”

●	The approval and/or other requirements of the CSRC, the Cyberspace Administration of China, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, the Cyberspace Administration of China, or other PRC governmental authorities may be required in connection with an offering under the rules, regulations or policies of mainland China, and, if required, we cannot predict whether or how soon we will be able to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or delay in obtaining such approval for this offering, or a rescission of obtained approval, would subject us to sanctions imposed by the CSRC or other PRC government authorities.”

●	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs. The PRC government may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. Any actions taken or policies released by the PRC government could significantly impact our industry or limit or completely hinder our operations and cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely accounting firms in any jurisdiction and we use an accounting firm headquartered in such jurisdiction to issue an audit report on our financial statements filed with the SEC. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely accounting firms in any jurisdiction and we use an accounting firm headquartered in such jurisdiction to issue an audit report on our financial statements filed with the SEC. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to The ADSs

Risks and uncertainties related to our ADSs include, but are not limited to, the following:

●	The trading price of the ADSs may be volatile, which could result in substantial losses to you. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—The trading price of the ADSs may be volatile, which could result in substantial losses to you.”

●	If we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—If we fail to meet Nasdaq’s minimum bid price or other continued listing requirements, our ADSs could be subject to delisting, which may significantly reduce the liquidity of our ADSs and cause further declines to the market price of our ADSs.”

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs—Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

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

Furthermore, while no data traffic supplier supplies a considerable portion of our SIM cards in our SIM pool and there are usually multiple available networks in major markets, our business may be materially adversely impacted if certain data traffic suppliers limit or deny our access to and usage of their networks and data traffic. The data traffic suppliers may determine that the service we provide or the cloud SIM technology we use does not fully comply with local telecommunications regulations, or is not fully compatible with the data traffic suppliers’ technical requirements, policies or contract provisions. The contracts we entered into for network service and data traffic supply contain terms that demonstrate different levels of certainties as to whether and to what extent we are allowed to use the data traffic supply under our business model. A small number of such contracts may be interpreted to prohibit the commercial use of our procured SIM cards. If data traffic suppliers consider that our business model and usage of data traffic do not comply with the terms of the applicable contracts, or violate local regulations, they can, among others, block the hotspot Wi-Fi function, limit the speed of the network we use, or completely terminate their services. Any of these actions taken by data traffic suppliers may have a material adverse effect on our business, results of operations and financial condition. In addition, our business may be adversely affected if certain mobile network operators restrict the data usage of SIM cards, for example, by changing unlimited data packages to limited data packages, which may reduce the data available to users.

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

Negotiations with prospective and existing data traffic suppliers also require substantial time, effort and resources. We may ultimately fail in our negotiations, resulting in costs to our business without any associated benefits. The termination or failure of renewal of our contracts with major suppliers of our data traffic can adversely affect our business and financial results. These contracts are in most cases for limited terms and, therefore, there can be no guarantee that they will be renewed at all or on favorable terms to us. Our business and results of operations would be adversely affected if these contracts were terminated or we were unable to enter into data traffic supply agreements in the future to provide our services to our users, which could result in a reduction of our revenues and profits.

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

Although we recorded income from operations of US$2.6 million, US$4.4 million and US$8.0 million in 2023, 2024 and 2025, respectively, and generated net cash from operating activities of US$6.5 million, US$9.2 million and US$3.2 million in 2023, 2024 and 2025, respectively, we cannot assure you that we will be able to maintain profitability and positive cash flow from operations in the future.

Our revenues may not grow sufficiently to offset the increase in our expenses as we continue to invest in the development and expansion of our business in areas including:

●	research and development;

●	sales and marketing; and

●	expansion of our product and service offerings, operations and infrastructure.

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

Our use of artificial intelligence (AI) and machine learning technologies may subject us to evolving laws and regulations, which could result in increased compliance costs or legal liabilities.

We have integrated AI and machine learning into our cloud SIM traffic orchestration and GlocalMe service optimization. As with many industrial innovations, AI also presents risks and challenges that could affect its adoption, and, therefore, our business. AI algorithms may be flawed and datasets may be insufficient or contain biased information. Inappropriate or controversial data practices by us or others could impair our AI solutions. Some AI scenarios present ethical issues and if we offer AI related products that are controversial because of the impact of AI on human rights, privacy, employment, or other social issues, we may experience reputational harm or be exposed to liability.

In addition, uncertainties remain as to the ownership and intellectual property protection of the AI-generated content and the use of AI-generated-content tools may result in potential copyright infringement and other legal issues. If we fail to obtain the necessary consents or permits in conjunction with our use of AI tools, whether due to the inability to identify or verify the appropriate rights holder or for any other reason, we may be found to have infringed on the rights of others, potentially resulting in claims for monetary damages, regulatory fines and penalties, or a reduction of content available to users.

Governments around the word, including in the United States, European Union, and China, have recently enacted or proposed new regulatory frameworks for AI and the regulatory landscape is evolving rapidly and may not sufficiently cover all relevant issues.

PRC government authorities have gradually accelerated the pace of legislation for generative AI related technologies including algorithm recommendation and deep synthesis. The Administrative Provisions on the Deep Synthesis of Internet Information Services, issued by the Cyberspace Administration of China, the Ministry of Industry and Information Technology and the Ministry of Public Security on November 25, 2022 and effective on January 10, 2023, require the providers of deep synthesis services to, among other things, establish and maintain the management systems for algorithmic mechanism review, data security and personal information protection. The Provisional Measures on AI-Generated-Content Services, published on July 10, 2023 by seven governmental authorities including the Cyberspace Administration of China, also imposes compliance requirements for providers of generative AI services to fulfill their responsibilities as network information contents producers and fulfill their obligations of network information security. Besides, providers of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete the formalities for algorithm filing, change or deregistration in accordance with the regulations. Non-compliance with these regulations may subject the providers of generative-AI services to penalties, including warning, public denouncement, rectification orders and suspension of the provision of certain services. On September 24, 2024, the State Council of China published the Regulations on Network Data Security Administration, which took effect on January 1, 2025. The Regulations on Network Data Security Administration provides that a network data handler providing generative artificial intelligence services shall strengthen its security management of training data and training data handling activities and take effective measures to prevent and dispose of network data security risks. On October 28, 2025, the Standing Committee of the National People’s Congress decided to amend the PRC Cybersecurity Law, which took effect on January 1, 2026. According to the amendment of PRC Cybersecurity Law, the State shall support basic theoretical research on AI and the research and development of key technologies such as algorithms, advance the construction of infrastructure such as training data resources and computing power, improve ethical norms for AI, strengthen risk monitoring and assessment and safety supervision, and promote the application and healthy development of AI. In addition, the Administrative Provisions on Algorithm Recommendation require filing for certain recommendation algorithms. If our algorithms are deemed “high-risk” or involve significant user profiling, we may face mandatory audits, disclosure requirements, or restrictions on use, which could increase our operating costs and impact our service efficiency.

Because laws and regulations governing AI are relatively new, significant uncertainties remain with respect to their interpretation and implementation. We cannot assure you whether we will be able to comply with the requirements of such laws and regulations in a timely manner or at all. If we are unable to complete all necessary filings and/or assessments, or if we have any dispute with any third party relating to intellectual property or data security, our business operation may be adversely affected.

Recent regulatory developments in data security and cross-border data transfer may affect our global operations.

Following the Restructuring, we continue to process a significant amount of user data. The Data Security Law of the People’s Republic of China (the “PRC Data Security Law”) and the Personal Information Protection Law of the People’s Republic of China (the “PIPL”), along with the 2024-2025 implementation rules on Promoting and Regulating Cross-border Data Flows, require rigorous self-assessment or security reviews for certain data exports. Similarly, in the United Kingdom and the European Union, we must comply with the GDPR and the update International Data Transfer Agreement (IDTA). Any failure to obtain necessary approvals for cross-border data transmission could lead to fines or suspension of our platforms.

Our business is subject to telecommunications regulations in mainland China. Failure to comply with these laws and regulations would result in claims, penalties, damages to our reputation and brand, or otherwise harm our business.

Telecommunications operators in mainland China are subject to regulation by, and under the supervision of, the Ministry of Industry and Information Technology, the primary regulator of the telecommunications industry in mainland China. Other PRC government authorities also take part in regulating the telecommunications industry in areas such as tariff policies and foreign investment. The Ministry of Industry and Information Technology, under the direction of the State Council, has been preparing a draft telecommunications law, which, once adopted, will become the fundamental telecommunications statute and the legal basis for telecommunications regulations in mainland China. In 2000, the State Council promulgated a set of telecommunications regulations that apply in the interim period prior to the adoption of the telecommunications law. In 2020, mainland China also tightened the enforcement of certain telecommunication regulations such as real-name authentication for SIM card users and restrictions on the use of machine-to-machine data SIM cards. Since 2025, regulatory authorities in China has further revised the regulatory requirements applicable to the telecommunications industry, particularly through (i) the “Transparent Application and Secure Use of Telecommunications Services” campaign launched by the Ministry of Industry and Information Technology in April 2025, which focuses on enhancing service transparency and standardization; and (ii) the Measures for the Administration of National Network Identity Authentication Public Services on promulgated on July 15, 2025, which establishes a unified national authentication framework.

On May 17, 2013, the Ministry of Industry and Information Technology announced the Mobile Telecommunication Resale Service Pilot Scheme to encourage private investment in the telecommunications industry, which represented the official approval of the MVNO business. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Mobile Data Traffic Service.” According to the laws and regulations of mainland China related to MVNO, and our consultation with the local branch of the Ministry of Industry and Information Technology, we understand that the key character of MVNO is that it purchases mobile telecommunication services from MNOs who own physical network, and then re-organize and resell these services to end-users under their own brands. We believe our business is significantly different from mobile telecommunication resale service in mainland China, for reasons including that (i) we only use our own brands to provide terminals and technology to our users, but not to resale mobile telecommunication services, and we emphasize in our users’ agreement that we only provide mobile data connectivity services, while all the data traffic are produced and provided by MNOs or MVNOs; (ii) we enable end-users to gain access to mobile data traffic without physical SIM cards by our services, but end-users do not gain access to any other mobile telecommunication services, for example, among others, voice services, short messages, through our services; (iii) MVNOs usually provide physical SIM cards with a specific phone number to users, through which users are able to get access to data traffic and voice services. However, our mobile data connectivity services do not contain phone numbers or provide voice services. Based on the foregoing, our PRC legal counsel, Han Kun Law Offices, is of the opinion that the service we provide in mainland China is not mobile telecommunication resale service as described under the laws and regulations of mainland China. Our PRC legal counsel advised us that as the regulations of mainland China related to MVNOs and mobile telecommunication resale service continues to develop, and because our business model shares certain similarities with mobile telecommunication resale service, there is no assurance that our competitors or our users will not report us to the PRC governmental authorities, and there is no assurance that the PRC governmental authorities will hold the same position or interpret applicable laws and regulations in the same manner and the PRC governmental authorities may regard us as an MVNO. We have also entered into cooperation with an MVNO to conduct certain business transactions. There is no assurance that such cooperation will resolve all compliance issues under the developing regulatory regime of mainland China.

As a network service provider in mainland China, we are obligated under applicable laws and regulations to require users to provide their real identity information when signing agreements or confirming the provision of services. As MNOs and MVNOs are required to obtain real identity information of their users when granting network access to mobile phone numbers, we rely on this authentication process and build our authentication method by requiring our users to provide us verification codes we send to their mobile phone numbers when they first register in our Apps. In other words, the users provide the requested information for the real name registration to MNOs and MVNOs directly and not to us. If we fail to request our users to provide real identity information or we provide services for those who fail to provide real identity information, we may be subject to orders, fines, or penalties. The occurrence of any of these events could adversely impact our business, financial condition, results of operations and prospects.

We purchase machine to machine data SIM cards, or M2M Data SIM Cards, to support our service in mainland China. In addition to the usage limitation set forth in the purchase agreements, laws and regulations of mainland China also prescribe other restrictions, and further require MVOs and MVNOs to oversee and regulate the usage of M2M Data SIM Cards, including but not limited to prohibition of reselling M2M Data SIM Cards or using M2M Data SIM Cards for non-industry uses. Regulatory requirements applicable to M2M SIM Cards have been further strengthened in recent years, including the 2024 policy measures issued by the Ministry of Industry and Information Technology to advance the development of the Internet of Things, or IoT, which impose more stringent security management requirements on the use of IoT cards (including M2M SIM Cards) and require enhanced oversight of card usage scenarios by MNOs and MVNOs. Since the interpretation and application of regulations and laws related to M2M Data SIM Cards in mainland China remain unclear, and there are uncertainties as to the restriction on the use of M2M Data SIM Cards, including the definition of resale and non-industry uses, our usage of M2M Data SIM Cards may be deemed in violation of regulations. In that case, we could be subject to administrative proceedings, orders, fines, or penalties, our cooperative MNOs and MVNOs may block data traffic or even terminate our cooperation, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to extensive and complex telecommunications regulations in various jurisdictions, and any change in the regulatory environment may materially impact us.

In addition to mainland China, we also operate in many other jurisdictions around the world. In most countries and regions in which we operate, we may be required to comply with various regulatory obligations governing the provision of our products and services, primarily relating to telecommunications regulations. Due to the international reach of our services, it is difficult and costly to evaluate the regulatory environment in a given market and to what extent we are in compliance. Across different jurisdictions, we may be viewed as providing different services, and thus are required to obtain different licenses and permits. In addition, we may face and be subject to governmental investigation and inquiries initiated by the governmental authorities on their own or in response to reports or complaints filed by our competitors and/or our users. Below we list a few examples of regional regulatory frameworks in selected markets where we have entered or plan to enter in the future.

In Japan, the Telecommunications Business Act generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. We have completed the registration of, and obtained an MVNO license for, our subsidiary in Japan. Telecommunications business operators in Japan are prohibited from acquiring, using without permission, or leaking private communications (including, but not limited to, the contents of communications, the dates and places of the communications, the names and addresses, telephone numbers and IP addresses). The Telecommunications Business Act also requires a telecommunications business operator to, among other things, provide its service in a fair manner and, in certain emergency situations such as a natural disaster, prioritize important public communications. If, among other things, the acquisition, use without permission or leakage of private communications occurs or is not appropriately prevented in connection with the operation of the telecommunications business, a telecommunications business operator does not satisfy the foregoing requirements, or its business operation is otherwise inappropriate or unreasonable, such telecommunications business operator may be subjected to administrative or criminal sanctions.

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

In January 2021, the Hong Kong Government proposed a Real-name Registration Program for SIM Cards. On 1 September 2021, the Telecommunications (Registration of SIM Cards) Regulation (Chapter 106AI of the Laws of Hong Kong) was enacted and it applies to any form of SIM card, be it physical or non-physical SIM cards, and SIM cards with changeable SIM profiles which may be downloaded over-the-air, or any other technical means which identifies and authenticates a subscriber for access to a telecommunications service provided in Hong Kong by a licensee holding a unified carrier license, Services-Based Operator license or person given a right under a class license created under the Telecommunications Ordinance. It requires that all SIM cards issued by telecommunications operators of Hong Kong to be used for local person-to-person communications shall have real-name registration within a specified period before activation. The Real-name Registration Program is implemented in two phases. Telecommunications operators were required to put in place relevant infrastructure and systems for implementing real-name registration within phase one (i.e. on or before February 28, 2022). Phase two of the Real-name Registration Program began on March 1, 2022, whereby all newly effective SIM service plan services and new pre-paid SIM cards issued from March 1, 2022 onwards will require real-name registration before activation. For pre-paid SIM cards, a licensee shall register no more than 10 SIM cards for any individual user, and 25 SIM cards for any organization user holding a valid business/branch registration certificate under the Business Registration Ordinance, and it shall check and verify specific information provided by the users and keep and store the specified information collected for a specified time. A licensee is responsible for fulfilling the obligations under the Telecommunications (Registration of SIM Cards) Regulation. Certain types of SIM cards are excluded from the registration requirements. In March 2022, we launched our real name registration platform after liaising with Hong Kong Office of the Communications Authority. We comply with the Real-name Registration Program for SIM Cards in Hong Kong. As of the date of this annual report, we have implemented automated verification systems to ensure all uCloudlink 2.0 users are registered according to the Telecommunications Ordinance. In July 2025, the Hong Kong Government submitted proposals to the Legislative Council to amend the Telecommunications (Registration of SIM Cards) Regulation (Chapter 106AI of the Laws of Hong Kong) in response to the continued prevalence of telephone fraud. The proposed amendment would: reduce the maximum number of prepaid SIM cards that may be registered per individual user per telecommunications service provider from 10 to 3; and (ii) introduce three new criminal offences under the Regulation targeting fraudulent registration and misuse of SIM cards. As of the date of this annual report, the proposed amendments have not yet been enacted and remain subject to consideration by the Legislative Council. If and when enacted, these amendments may require us to update our registration systems and processes to reflect the reduced SIM card limit and to ensure compliance with any new criminal offence provisions.

The overall legal framework of the European Union (EU) was modified by the Directive (EU) 2018/1972 of December 11, 2018 establishing the European Electronic Communications Code (also known as the new European Electronic Communications Code, or EECC), effective on December 20, 2018. The EU member states were required to transpose the requirements of the EECC into national law by December 21, 2020. With effect from December 21, 2020, the EECC repealed four main directives on:(i) a common regulatory framework for electronic communications networks and services; (ii) the authorization of electronic communications networks and services; (iii) access to and interconnection of electronic communications networks and associated facilities; and (iv) universal service and users’ rights relating to electronic communications networks and services. With respect to roaming, Regulation (EU) 2015/2120 of November 25, 2015 (also known as the Telecoms Single Market package, or TSM), which aims, in particular, to eliminate surcharges for international roaming within the European Union, and Regulation (EU) 2017/920 of May 17, 2017, which lays down the rules for wholesale roaming markets to: (i) impose, in the context of fair usage, the alignment of international roaming retail prices with national prices for intra-European communications (voice, SMS and data) from June 15, 2017; (ii) expand, for users using their cell phones outside the EU, pricing transparency requirements and bill shock prevention measures for European operators; and (iii) grant a regulated right of access to European mobile data connectivity services for MVNOs and resellers, and sets new caps on wholesale markets. We are monitoring the implementation of the European Electronic Communications Code (EECC). Our IoT product lines (including global M2M connectivity) comply with the updated “over-the-air” provisioning and security standards to ensure seamless connectivity across EU member states.

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

We have implemented a series of measures to address the material weaknesses, including that (i) we have been conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel; and (ii) Mr. Yimeng Shi, our chief financial officer, has qualified as a licensed Certified Public Accountant in the State of Michigan of the United States. Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. The previously identified material weaknesses still existed as of December 31, 2025. We plan to continue to implement measures to remedy the identified material weaknesses. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2025. See “Item 15. Controls and Procedures.” The management report was not subject to attestation by our independent registered public accounting firm as we are a non-accelerated filer. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

Recently, there have been heightened tensions in international economic relations, and the global macroeconomic environment still faces numerous challenges. The Russia-Ukraine conflict, the Hamas-Israel conflict, attacks on shipping in the Red Sea, the military conflict between Israel and Iran (including U.S. participation) and the instability in Southeast Asia have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. Similarly, the Israel-Iran conflict and the disruption to the Strait of Hormuz have contributed to significant volatility in global energy markets. There have also been concerns about the relationship between China and other countries which may have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The United States has also taken efforts to limit U.S. investment in China. On October 28, 2024, the U.S. Department of the Treasury issued a final rule to prohibit U.S. investment in Chinese companies active in developing certain national security technologies, or the Outbound Investment Rule. The Outbound Investment Rule targets investments involving persons and entities associated with “countries of concern,” a designation currently limited to China. In effect since January 2025, the Outbound Investment Rule imposes investment prohibitions and notification requirements on a range of investments in companies engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum technologies, and (iii) artificial intelligence systems. Persons from countries of concern engaged in these activities are defined as “covered foreign persons.” Investments by U.S. persons subject to the Outbound Investment Rule include the acquisition of equity or a contingent equity interest, the provision of certain debt financing, the conversion of contingent equity interest into equity interest, involvement in a greenfield or brownfield investment, entrance into a joint venture, and the acquisition of a limited partner interest in non-U.S. pooled investment fund. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as Covered Foreign Person. The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remain uncertain. Separately, the United States has also restricted U.S. persons from investing in publicly traded securities of Chinese Military-Industrial Complex companies identified by the Treasury Department.

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

The White House released the Trump administration’s National Security Strategy report on December 4, 2025. The report emphasizes an “America First” foreign policy, prioritizes the recruitment of skilled workers, supply chain security, and artificial intelligence security, and reaffirms the commitment to maintaining military superiority over Taiwan to achieve peace and a focus on maintaining the ability to defeat aggression anywhere in the First Island Chain. The geopolitical implications of this “First Island Chain” strategy could be significant for us:

●	as the U.S. National Security Strategy intensifies its focus on the First Island Chain, our key overseas markets such as Japan may implement more stringent regulatory scrutiny or restrictive measures on telecommunications and technology services with Chinese affiliations, potentially impeding our B2B partnerships and local carrier collaborations;

●	any escalation of “gray-zone” conflicts or normalized military exercises within the First Island Chain could significantly disrupt cross-border travel and business activities, leading to a material reduction in our Daily Active Terminals (DAT) and a substantial decline in data traffic revenues in these critical corridors; and

●	sustained geopolitical tensions in the Asia-Pacific region may trigger systemic supply chain disruptions or policy-driven “decoupling”, which could adversely affect our long-term strategic expansion and have a material adverse effect on our business, financial condition, and results of operations.

The rapid pace and unpredictability of U.S. trade and technology policy changes make it extremely difficult to predict the ultimate trajectory of U.S.-China economic relations. Any adverse change in U.S. trade or technology policy applicable to our business or our customers could have a material adverse effect on our business, financial condition and results of operations.

In light of these existing and future measures, we may be required to adjust or relocate certain parts of our operations, which can be costly and time consuming. Similarly, our supply chain may be negatively affected and we have and may continue to seek alternative sources for our supplies, which may lead to higher raw material costs, delays in production and lower production efficiency. In addition, given that certain measures are centered on the information and communications, the global implementation of 5G mobile communication systems could be delayed, which may reduce the pace of growth in need for mobile data connectivity services worldwide. Escalations of tensions and deterioration of trade relations may lead to slower growth in global travels and global economy in general, and potentially negatively affect our business, financial condition and results of operations. We cannot provide any assurances or forecasts as to how the current Sino-U.S. economic relations and tensions in other parts of the world may evolve.

If our expansions into new businesses do not achieve the expected results, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new markets, such as mobile data connectivity services for local users, develop new businesses, find new applications for our technologies, such as GlocalMe Life accessories (including PetPhone) and Internet-of-Things modules, which we refer to as IoT modules, and explore new monetization opportunities, such as payment services. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter. There can be long lead time and various uncertainties associated with the development of new products and services. Our potential lack of familiarity with new products and services and the lack of relevant marketing data relating to these products and services may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, and may not be able to effectively control our costs and expenses in rolling out these new products and services. Furthermore, it may take a long time for users to recognize the value of the new products and services and we may need to price our new products or services more aggressively to penetrate new markets and gain market share or remain competitive. One of the strategies we employ to expand is to introduce new and innovative business models. In the markets in which we operate the new business models, the regulators may not be familiar with the business model and new legislations that adapt to the new business model may be lacking, creating uncertainties in the outcome of the regulators determinations or our compliance status. We have historically experienced investigations or inquiries from the regulators regarding our new business models.

We started to commercially offer products and services for our uCloudlink 2.0 model in 2018, through which we aim to provide mobile data connectivity services for local users across different MNOs or help MNOs improve the service quality to their users, since local mobile data traffic represents a much bigger market than international data roaming. We have expanded the business scope of our local data connectivity service in line with the development of our strategy. During the third quarter of 2025, we completed the initial commercial launch of PetPhone in Hong Kong and across the Middle East. We may not be able to effectively control our costs and expenses in these new business initiatives. We may encounter regulatory issues, bad reception by the market, or difficulties in securing partnerships with smartphone companies. If our new business initiatives do not achieve the level of success we expected, our operating results and growth prospect can be adversely affected.

We generate a substantial portion of our revenues from provision of international mobile data connectivity services. If we fail to diversify our revenue base or increase our market share in the future, our sales growth and operating results may be adversely affected.

In 2023, 2024 and 2025, we derived 44.3%, 43.1% and 50.5%, respectively, of our total revenues from our international mobile data connectivity services. While we expect to continue to diversify our revenue base, there can be no assurance the new products and services we introduce will be successful. Accordingly, our future success depends upon our ability to enhance and expand our international mobile data connectivity service and maintain or further increase our market share in the international data roaming market, which involves substantial time, costs and risks. Our revenues from international mobile data connectivity services are expected to be affected by travel and consumer spending, because users seek to access the mobile internet while they are on-the-go, and because spending on internet access is often a consumer discretionary spending decision. Any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. Furthermore, we already occupy considerable market shares in some of our focused geographic markets, leaving less potential for rapid growth in those markets. If we do not achieve the targeted results from enhancing and expanding our international mobile data connectivity service and maintaining or further increasing our market share, for technological or other reasons, our sales growth and operating results may be adversely affected.

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

Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business.

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

Pursuant to the Measures for Cybersecurity Review, critical information infrastructure operators that purchase network products and services and data processing operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. Pursuant to the Regulations on Network Data Security Administration, data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant cyberspace administration of the PRC. In addition, on October 28, 2025, the Standing Committee of the National People’s Congress adopted the revised Cybersecurity Law of the People’s Republic of China (originally adopted on November 7, 2016), which further enhances cybersecurity protection, expands the scope of regulatory oversight, and imposes significantly stricter penalties for non-compliance, including substantially higher fines and additional sanctions such as suspension of businesses, shutdown of applications, and revocation of licenses. However, there remain uncertainties regarding the further interpretation and implementation of those laws and regulations. For example, the scope of “core data” and “important data,” two important concepts in the PRC Data Security Law, has not been fully clarified. While the Regulations on Network Data Security Administration has explicitly defined “important data” as data in specific fields, groups, or regions, or data that has reached a certain level of accuracy and scale, which may directly endanger national security, economic operations, social stability, public health, and safety if tampered with, destroyed, leaked, or illegally obtained or used, the specific industry and regional catalogs for “important data” and “core data” are still being formulated and are being rolled out from time to time; the identification standards for such data are also subject to continual refinement. In early July 2021, regulatory authorities in mainland China launched cybersecurity investigations with regard to several mainland China-based companies that are listed in the United States. The regulatory authorities in mainland China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The regulatory authorities also publicize, from time to time, their monitoring results and require enterprises listed in such notices to rectify non-compliance. If any of our mobile apps is found not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits. As of the date of this annual report, no detailed rules or implementation rules have been issued by any authority and we have not been informed that we are a critical information infrastructure operator by any government authorities.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure refers to any important network facilities or information systems of an important industry or field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense science, and other industries and sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, administration departments of each critical industry and sector are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or interpretation has been issued and we have not been informed as a critical information infrastructure operator by any governmental authorities. Furthermore, the exact scope of critical information infrastructure operators under the current regulatory regime remains unclear, and the PRC governmental authorities may have discretion in the interpretation and enforcement of these laws and regulations. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under the laws and regulations of mainland China.

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

We have entered into and may in the future enter into cooperation and alliances with various third parties to further our business purpose from time to time. Our data connectivity business and its further expansion depends on the distribution channels we work with. We operate portable Wi-Fi services through multiple channels, including multiple Roamingman e-commerce platforms, online travel agencies, airlines and other travel related companies, sells portable Wi-Fi terminals, GlocalMe Life products and SIM products on online e-commerce platforms, airport-based technology retailer, as well as on in-flight magazines with support from airlines. Our uCloudlink 2.0 model aims to provide mobile data connectivity services to local users across different MNOs in a single country, the success of which depends on our GlocalMe Inside implementation for smartphones and other smart hardware devices. In some jurisdictions, we are required to obtain additional telecommunication licenses and permits. To meet these requirements, we either form joint ventures with local business partners who possess such licenses and permits or apply for the required licenses and permits ourselves. Our success in markets where we rely on our local partners to comply with the licensing requirements is therefore contingent on maintaining effective relationships with these partners. The deterioration of our relationship with our partners could impair our ability to secure or maintain necessary authorizations, potentially resulting in a material adverse effect on our operating results.

Our partnerships could also subject us to a number of other risks, including risks associated with the misuse of proprietary information, failure to obtain or maintain the requisite certificates or licenses, non-performance by our partners and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We have limited ability to monitor or control the actions of our business partners and any reputational damage, regulatory action, or negative publicity affecting a partner could materially and adversely impact our own business, financial condition, and reputation by association.

If the PRC government finds that the conduct of our value-added telecommunications business does not comply with the terms of our licenses and approvals or applicable PRC laws and regulations, or if these regulations or the interpretation of these regulations change in the future, we could be subject to penalties or be forced to relinquish our interests in those operations.

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

Restrictions on foreign investment in telecommunication business have recently shown signs of relaxation. The Notice on the Pilot Program of Expanding the Opening-up in Value-added Telecommunications Services promulgated on April 8, 2024 removes foreign equity ratio restrictions for specific value-added telecommunications services in the approved pilot areas, including the Comprehensive Demonstration Zone for Expanding Opening-up in the Services Sector in Beijing, the Lingang Special Area of China (Shanghai) Free Trade Zone for Leading Socialist Modernization, the Hainan Free Trade Port, and the Pilot Demonstration Area of Socialism with Chinese Characteristics in Shenzhen. The liberalized sectors cover Internet data centers (IDC), content distribution networks (CDN), Internet access services (ISP), online data processing and transaction processing, information release platforms and delivery services (excluding Internet news information, online publishing, online audio-visual services, and Internet-based cultural businesses) within information services, and information protection and processing services.

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

Our business could be materially and adversely affected by natural disasters, terrorist acts or acts of war, social unrest, health epidemics or other public safety concerns or hostile events. Natural disasters may give rise to server interruptions, breakdowns, system or technology platform failures, or internet failures, which would adversely affect our ability to operate our platform and provide our services. In addition, our results of operations could be adversely affected to the extent that any such event affects the economic condition in general and the travel industry in particular. For example, the outbreak of COVID-19 caused a severe decline in the level of business and leisure travel around the globe and the demand for our international data connectivity services was significantly reduced. Such decline also caused a decrease in revenues from sales of terminals and provision of PaaS and SaaS services to our business partners. Our business was adversely affected by the outbreak of the COVID-19 pandemic from 2020 through 2023, and could be adversely affected by the outbreak of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, or other epidemics or pandemics in the future.

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

We believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any changes in our pricing policy, marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Our ability to obtain financing when needed will depend on a variety of factors, including our financial condition, results of operations, market conditions, the availability of credit, interest rates, investor confidence, and the performance of the broader economy. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be forced to delay, reduce, or eliminate certain business activities, investments, or strategic initiatives, or we may be unable to respond to competitive pressures or pursue attractive business opportunities, which could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

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

Global expansion is an element of our growth strategy. Introducing and marketing our services internationally, developing direct and indirect international sales and support channels and managing global operations require significant management attention and financial resources. We face a number of risks associated with expanding our business internationally that could negatively impact our results of operations, including:

●	compliance with foreign laws, including more stringent laws in foreign jurisdictions relating to the privacy and protection of third-party data;

●	regulatory requirements governing the provision of communication services in foreign jurisdictions;

●	competition from companies with international operations, including large international competitors and entrenched local companies;

●	to the extent we choose to make acquisitions to enable our international expansion efforts, the identification of suitable acquisition targets in the markets into which we want to expand;

●	difficulties in protecting intellectual property rights in international jurisdictions;

●	political and economic instability in some overseas markets;

●	difficulties in recruiting, integrating and managing local employees in overseas operations with different cultural backgrounds;

●	currency fluctuations and exchange rates;

●	tariffs, quotas, customs, import or export restrictions and other trade barriers, trade sanctions or anti-dumping measures; and

●	potentially adverse tax consequences or an inability to realize tax benefits.

We may not succeed in our efforts to expand our international presence as a result of the factors described above or other factors that may have an adverse impact on our financial condition and results of operations.

We have expanded our uCloudlink 2.0 business since 2020. Since governments in certain countries and regions have strengthened the enforcement of regulation over use of M2M cards and real-name registration for SIM card users, the development of our 2.0 business may slow down to some extent.

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

We are subject to inventory risks.

For our hardware terminals, such as GlocalMe Wi-Fi terminals, GlocalMe Life accessories, and PetPhone, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products. We may be unable to meet customer or distributor demand for our products or may be required to incur higher costs to secure the necessary production capacity and components. We could also overestimate future demand for our products and risk carrying excess product and component inventory, in which case our business and operating results could be adversely affected.

We are subject to risks related to data demand projection.

To ensure adequate supply of data traffic for our users, we must forecast the demand. While our uCloudlink cloud SIM platform and our SIM card allocation algorithm significantly increase the efficiency and utilization rate of SIM cards, our ability to accurately forecast demand for our services could be affected by many factors, including specific events at a location, sales promotions by us or our distribution partners, and unanticipated changes in general market and economic conditions, among others. If we fail to accurately forecast user demand, we may experience shortage of network coverage or data traffic, limiting or interrupting the service to our users, and our users will lose confidence in our services. As market competition for products or services similar to ours intensifies, it could become more difficult to forecast demand.

Developments in alternative connectivity services, improvements in the existing networks or services, or advances in existing or alternative technologies may encroach on our market share, or make our technologies obsolete, thereby materially and adversely affecting the demand for our products and services.

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

We may acquire companies, assets or the rights to technologies in the future in order to develop new services or enhance existing services, to enhance our operating infrastructure, to fund expansion, to respond to competitive pressures or to acquire complementary businesses. Entering into these types of arrangements entails many risks, any of which could materially harm our business, including:

●	diversion of management’s attention from other business concerns;

●	omission or failure of our due diligence processes to identify significant issues with the acquired assets or company;

●	failure to effectively integrate the acquired technology or company into our business;

●	incurring of significant acquisition costs;

●	loss of key employees from either our current business or the acquired business; and

●	assumption of significant liabilities of the acquired company.

Any of the foregoing or other factors could harm our ability to achieve anticipated levels of profitability from acquired businesses or to realize other anticipated benefits of acquisitions. We may not be able to identify additional appropriate acquisition targets or consummate any future acquisitions on favorable terms, or at all. If we do effect an acquisition, it is possible that the financial markets or investors will view the acquisition negatively. We may encounter difficulties in securing necessary financing on terms that would be acceptable to us and may not be able to close the proposed acquisition. Even if we successfully complete an acquisition or investment, such acquisition or investment may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, which could adversely affect our business, results of operations and financial condition.

In addition, we have and may continue to enter into joint ventures in the future. Such joint venture investments may involve risks not otherwise present in a branch or subsidiary, including, without limitation: (i) the risk that our joint venture partner might become bankrupt, insolvent or otherwise unable to meet its obligations; (ii) the risk that our joint venture partner may have inconsistent interests or goals with us or take actions contrary to the agreed terms or arrangements; (iii) the risk that we may incur liabilities or be subject to litigation or arbitration; and (iv) the risk that we may not be able to sell our interest in a joint venture when we desire to exit the joint venture, or at an attractive price. The occurrence of any of the foregoing risks with respect to a joint venture could have an adverse effect on the financial performance of such joint venture, which could in turn have an adverse effect on our financial performance and the value of an investment in our company.

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

In July 2019, our shareholders and board of directors adopted the Amended and Restated 2018 Stock Option Scheme and the Amended and Restated 2019 Share Incentive Plan, which we refer to as the 2018 Plan and 2019 Plan, respectively, in this annual report, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 40,147,720 shares. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2019 Plan is initially 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of February 28, 2025, the maximum number of issuable shares under the 2019 Plan was 36,656,858. As of February 28, 2026, 16,729,060 share options had been granted and outstanding under the 2018 Plan, 140,000 share options and 8,251,340 restricted share units had been granted and outstanding under the 2019 Plan. The vesting of the share options granted by us was conditional upon completion of our initial public offering, and upon the completion of such offering in 2020, we began to recognize a substantial amount of share-based compensation expense. We recognized share-based compensation expenses of US$3.3 million in 2023, US$1.2 million in 2024 and US$1.0 million in 2025. Moreover, with additional share options or other equity incentives granted to our employees or directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. For further information on our equity incentive plans and information on our recognition of related expenses, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2018 Stock Option Scheme” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Amended and Restated 2019 Share Incentive Plan.”

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

Our future success depends on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Significant technological changes continue to impact the international mobile data connectivity service industry and local mobile data connectivity service industry. In general, these technological changes may enable certain companies to offer services that compete with ours. In order to grow and remain competitive with new and evolving technologies, we will need to adapt to future changes in technology. Adopting new and sophisticated technologies may result in implementation issues such as system instabilities, unexpected or increased costs, technological constraints, regulatory permitting issues, user dissatisfaction, and other issues that could cause delays in launching new technological capabilities, which in turn could result in significant costs or reduce the anticipated benefits of the upgrades. In general, the development of new services in the international mobile data connectivity service industry and local mobile data connectivity service industry will require us to anticipate and respond to the continually changing demands of our users, which we may not be able to do accurately or timely. If we fail to keep up with rapid technological changes to remain competitive, or consequently fail to retain users with products and services of exceptional quality, our future success may be materially and adversely affected.

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

As of December 31, 2023, 2024 and 2025, we had US$7.6 million, US$8.7 million and US$13.3 million other investments, respectively. In June 2020, we made an investment of US$15.0 million in an investment fund representing ownership interest in an entity for which the underlying assets were comprised of debt and equity securities. The fair value of this investment was US$13.3 million as of December 31, 2025. In June 2020, we made a US$17 million investment in an investment product for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures. In December 2023, we fully redeemed the latter investment and received US$1.3 million. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.” We may invest in more financial investment products in the future. Financial investment products typically have high market risks, such as interest rate risk, equity risk, and credit risk. As a result, we may incur losses from our investment in the financial investment products. Such losses could materially and adversely affect our financial condition and results of operations.

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

Risks Related to Our Corporate Structure

If the PRC government determines that our prior contractual arrangements with the former VIEs structure did not comply with the regulations of mainland China, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.

Historically, the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, as amended, required foreign-invested value-added telecommunications enterprises, or VATEs, in mainland China to be established as Sino-foreign joint ventures, with foreign ownership generally not exceeding 50%. Furthermore, major foreign investors were previously required to demonstrate a good track record and experience in the industry. While the “track record” requirement was removed on May 1, 2022, the 50% foreign ownership restriction remained in effect for many years under various versions of the Negative List.

However, the regulatory landscape has recently undergone significant liberalization. On April 10, 2024, the Ministry of Industry and Information Technology issued the Circular on Launching the Pilot Program of Expanding the Opening-up of Value-added Telecommunications Services. Under this Circular and its subsequent implementation in late 2024 and early 2025, the 50% of foreign ownership restriction has been removed for certain VATEs – specifically including Internet Access Services (ISP) – within designated pilot zones such as Beijing, Shanghai, Hainan, and Shenzhen. While the Specially Administrative Measures (Negative List) for Access or Foreign Investment (2024 Version), effective November 1, 2024, generally maintains a 50% foreign investment cap for VATEs (except for e-commerce, domestic multi-party communications, storage-forwarding, and call centers), the aforementioned pilot program provides a specific path for 100% foreign ownership in qualified regions.

In light of these regulatory developments and as part of our strategic business evaluation, we initiated the Restructuring to transition our business model in mainland China. We unwound our previous contractual arrangements and the former VIEs became wholly-owned subsidiaries of Shenzhen uCloudlink Technology Limited. In 2022, the equity interests in the former VIEs were transferred to Shenzhen uCloudlink Technology Limited, and the original VIE agreements were terminated. Prior to the Restructuring, we conducted our internet access services through the VIE structure to comply with then-effective foreign investment restrictions. Under U.S. GAAP, we were considered the primary beneficiary of the former VIEs, and their financial statements were consolidated into ours during the effective period of those arrangements.

Following the Restructuring and the commencement of the new Ministry of Industry and Information Technology pilot framework, we believe we are now better positioned to apply for or maintain the necessary licenses directly through our wholly-owned subsidiaries, provided that we satisfy other regulatory requirements. Currently, we operate our PaaS and SaaS platform services in mainland China in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which hold the required licenses for local data connectivity. We believe the Restructuring has not materially affected our uCloudlink 1.0 international data connectivity services. For more details, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

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

In addition, although the contractual agreements with the former VIEs were terminated in 2022, there are substantial uncertainties regarding the interpretation and application of current and future laws of mainland China, regulations, and rules relating to the agreements that established the former VIE structure for our operations in mainland China, including potential future actions by the PRC government, which may retroactively affect the enforceability and legality of our historical contractual arrangements with the former VIEs and, consequently, significantly affect the historical financial condition and results of operations of the former VIEs, and our ability to consolidate the results of the former VIEs into our consolidated financial statements for the periods prior to the completion of the Restructuring. If the PRC government finds such agreements non-compliant with laws of mainland China, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, and such changes may be retroactively applied to our historical contractual arrangements, we could be subject to severe penalties and our control over the former VIEs may be rendered ineffective, which could result in potential restatement of our financial statements prior to the Restructuring. As a result, our shares and/or ADSs may decline in value or become worthless.

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

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by mainland China’s companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of domestic companies or assets in mainland China to obtain CSRC approval prior to any public securities offerings on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the requisite governmental approval for an offering, or a rescission of such CSRC approval if obtained by us, may subject us to sanctions imposed by the PRC regulatory authority, which could include fines and penalties on our operations in mainland China, restrictions or limitations on our ability to pay dividends outside of mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 24, 2023, the CSRC jointly with other governmental authorities, promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which took effect on March 31, 2023. According to these provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, these provisions provide that securities companies and securities service providers shall fulfill the applicable legal procedures when providing overseas regulatory institutions and other institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

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

We have conducted our business in mainland China primarily through the former VIEs and their subsidiaries who have become our subsidiaries in 2022 as a result of the Restructuring. Our operations in mainland China are governed by the laws and regulations of mainland China. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and social goals and policy positions. The PRC government deems appropriate to advance regulatory and social goals and policy positions. The PRC government has published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our previous auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB with the last inspection on September 27, 2024. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in any jurisdiction and we use an accounting firm headquartered in such jurisdiction to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely accounting firms in any jurisdiction and we use an accounting firm headquartered in such jurisdiction to issue an audit report on our financial statements filed with the SEC. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our previous auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Our current auditor is a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB with the last inspection on September 27, 2024. For these reasons, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2024 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in any jurisdiction and we use an accounting firm headquartered in such jurisdiction to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity from our mainland China subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and for services of any debt we may incur. Our subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current regulations of mainland China permit our mainland China subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with mainland China’s accounting standards and regulations. In addition, each of our mainland China subsidiaries (including the former VIEs) is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in mainland China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. These reserves are not distributable as cash dividends. If our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our mainland China subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside mainland China to make loans to or make additional capital contributions to our mainland China subsidiaries (including the former VIEs), which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our mainland China subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration or filing with governmental authorities in mainland China. According to the regulations on foreign-invested enterprises, in mainland China, capital contributions to our mainland China subsidiaries are subject to filing with the Ministry of Commerce of the PRC in its foreign investment comprehensive management information system and registration with other governmental authorities in mainland China. In addition, any loans provided by us to our mainland China subsidiaries (including the former VIEs) are subject to mainland China’s regulations and foreign exchange loan registrations. Such loans to any of our mainland China subsidiaries cannot exceed a statutory limit and must be filed with SAFE through the online filing system of SAFE pursuant to the applicable regulations of mainland China. Any loan to be provided by us to our mainland China subsidiaries with a term of one year or more must be recorded and registered with the NDRC. See “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Foreign Exchange.”

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

In light of the various requirements imposed by mainland China’s regulations on loans to and direct investment in entities in mainland China by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans by us to our mainland China subsidiaries or with respect to future capital contributions by us to our mainland China subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our securities offerings to capitalize or otherwise fund our operations in mainland China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises” are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink enjoy a preferential enterprise income tax rate of 15% as they are recognized as high and new technology enterprises by PRC governmental authorities. Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink renewed the qualification as a high and new technology enterprise in October 2023. The qualification as a high and new technology enterprise is subject to annual evaluation and a three-year review by the PRC governmental authorities. In addition, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink enjoy other tax preferences, including the tax preference as the small and medium-sized technology-based enterprises. If Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink fail to maintain their respective statuses, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

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

We have notified all domestic residents or entities of mainland China who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being domestic residents of mainland China to complete the foreign exchange registrations, among which, some domestic residents are in the process of updating their registrations required in connection with our corporate restructuring, furthermore, the foreign exchange registrations of several domestic residents are yet to be completed, and there is no assurance that they will complete the registrations finally, or at all. However, we may not be informed of the identities of all the domestic residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are domestic residents or entities of mainland China have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

As required by the laws of mainland China, a company that uses an office in a location outside its domicile to conduct business operation must register such office as a branch company with the competent local authority. As of February 28, 2026, we registered 16 branches in mainland China, of which 13 are registered for the purpose of picking-up and returning terminals, while some of our service stores established for the purpose of picking-up and returning terminals are not registered as branches. As we quickly expand our operations, we may need to register additional branch companies from time to time. However, whether a service store or a pick-up point will be deemed as having business nature or otherwise qualified for branch company registration is subject to the sole discretion of the government authorities. We cannot assure you that the governmental authorities will take the same view with us on whether a service store or picking up point is required or qualified to be registered as a branch company. If the government authorities find that we fail to complete branch company registrations for any of our service stores or pick-up points in a timely manner or otherwise violate regulations on branch companies, we may be subject to penalties, including fines, confiscation of income, or being ordered to cease business. We may be subject to these penalties as a result of our failure to meet the registration requirements, and these penalties may substantially inhibit our ability to operate our business. The maximum potential penalty we may be subject to is RMB100,000 for our failure to register a service store or pick-up point as a branch company if the government authorities determine that such branch company registrations are required.

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

Our two founders, Mr. Chaohui Chen and Mr. Zhiping Peng, beneficially own all of our issued Class B ordinary shares. As of February 28, 2026, these Class B ordinary shares constituted approximately 32.0% of our total issued and outstanding share capital and 87.6% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Holders of Class B ordinary shares will continue to control the outcome of a shareholder vote (i) with respect to matters requiring an ordinary resolution which requires the affirmative vote of a simple majority of shareholder votes, to the extent that the Class B ordinary shares represent more than 6.3% of our total issued and outstanding share capital; and (ii) with respect to matters requiring a special resolution which requires the affirmative vote of no less than two-thirds of shareholder votes, to the extent that the Class B ordinary shares represent at least 11.8% of our total issued and outstanding share capital. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment prejudice a substantial existing right of ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility terminates, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that prejudices a substantial existing right of ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

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

We are an exempted company incorporated under the laws of the Cayman Islands. A majority of our assets are located in mainland China and Hong Kong. Most of our directors and executive officers are nationals or residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company that are listed on the Nasdaq Global Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq listing standards and we follow some of these home country practices. See “Item 16G. Corporate Governance.” As we rely on home country practice with respect to our corporate governance, and our shareholders may be afforded less protection than they otherwise would under Nasdaq listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company for United States federal income tax purposes for any taxable year, which could subject United States holders of the ADSs or ordinary shares to significant adverse United States income tax consequences.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025.

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

For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In addition, we conduct our business through the following entities:

primarily for marketing and sales:

●	UCLOUDLINK (UK) CO. LTD in the UK in October 2014;

●	Ucloudlink (America), Ltd. in the United States in August 2016;

●	UCLOUDLINK (SINGAPORE) PTE. LTD. in Singapore in May 2017;

●	UCLOUDLINK SDN. BHD. in Malaysia in August 2017;

●	uCloudlink Japan Co., Ltd. in Japan in March 2018;

●	UCLOUDLINK UK LIMITED in the UK in February 2021;

primarily for technology research and development:

●	Shenzhen Ucloudlink Technology Limited in mainland China in July 2015; and

primarily for hardware exportation:

●	Shenzhen uCloudlink Co., Ltd. in mainland China in June 2018;

●	UCLOUDLINK (VIETNAM) COMPANY LIMITED in Vietnam in March 2025;

●	UCLOUDLINK (IRELAND) LIMITED in Ireland in September 2025;

●	PetAIVerse Holding Inc. in the Cayman Islands in November 2025.

We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd. as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. We refer to Shenzhen uCloudlink and Beijing Technology collectively as the former VIEs in this annual report. Our previous contractual arrangements with the former VIEs and their shareholders allowed us to (i) exercise effective control over the former VIEs, (ii) receive substantially all of the economic benefits of the former VIEs, and (iii) have an exclusive option to purchase or designate any third party to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by the laws of mainland China. For more details, including risks associated with the former VIE structure, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

As a result of our direct ownership in Beijing uCloudlink and the historical VIE contractual arrangements, we were regarded as the primary beneficiary of the former VIEs, and we treated them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. Accordingly, we consolidated the financial results of the former VIEs and their respective subsidiaries with our consolidated financial statements in accordance with U.S. GAAP prior to the Restructuring.

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

As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China. Therefore, we initiated the Restructuring to adjust our local business in mainland China and unwind the aforementioned contractual arrangements so that the former VIEs would become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. In 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated. After the Restructuring, we now carry out the PaaS and SaaS platform services in mainland China, which were the primary business operated by the former VIEs, in cooperation with local business partners, such as Beijing Huaxianglianxin Technology Company, which have the required licenses to provide local data connectivity services in mainland China. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Former VIEs and Their Respective Shareholders.”

In March and September 2025, we established UCLOUDLINK (VIETNAM) COMPANY LIMITED in Vietnam and UCLOUDLINK (IRELAND) LIMITED in Ireland, both of which are under UCLOUDLINK (SINGAPORE) PTE. LTD. to facilitate our business development in the relevant jurisdictions.

In October 2025, we approved a plan to operate our pet-tech business under a new operational structure. In November 2025, we established PetAIVerse Holding Inc. in the Cayman Islands as the new Cayman Islands-based holding company under UCLOUDLINK GROUP INC. This holding company will be supported by local operating subsidiaries to create a global foundation for the pet-tech business.

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

Overview

We are the pioneer of introducing the sharing economy business model into the telecommunications industry, creating a marketplace for mobile data traffic. Leveraging our innovative cloud SIM technology and architecture, we redefine the mobile data connectivity experience, allowing users to gain access to mobile data traffic allowance shared by network operators on our marketplace. We have aggregated mobile data traffic allowances from 398 MNOs in 167 countries and regions in our cloud SIM architecture as of December 31, 2025.

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

Leveraging our cloud SIM technology and architecture, we provide mobile data connectivity services with reliable connection, high speed and competitive price, allowing users to enjoy a smooth mobile connectivity experience. We have transformed the traditional telecommunication business model, where users can only access the wireless network provided by their contracted MNOs and are not able to use the networks of other local MNOs. By giving users access to our distributed SIM card pool, we free users from this exclusivity, and give them the freedom to access the mobile networks of other MNOs without physically changing SIM cards wherever they are in the world as long as it is one of the 167 countries and regions we cover. In 2025, average daily active terminals connected to our platform exceeded 322,000 and each of our active terminals on average used over 1,600 megabytes of mobile data per day. In addition to mobile data users, we also create unique values to the other stakeholders in the telecommunications industry worldwide, including smartphone and smart-hardware companies, MVNOs, MNOs and more broadly to society. Our eSIM TRIO has been recognized as a transformative solution and our carrier co-issuance program has also made significant progress, solving critical pain points for operators – especially Tier 2/3 MNOs and MVNOs - by upgrading their network performance and global roaming capabilities without the need for infrastructure investments. Our business partners can also utilize our platform-as-a-service (PaaS) and software-as-a-service (SaaS) to manage their business operations such as connectivity management, terminal management, customer relationship management (CRM) system and big data analysis, thereby improving end-users’ experience with their services.

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

Average daily active terminals connected to our platform increased by 1.7% from 316,688 in 2024 to 322,169 (18,449 owned by us and 303,720 owned by our business partners) in 2025.

●	Average daily active terminals in 2025 from GlocalMe IoT business was 13,281, representing an increase of 663.3% from 1,740 in 2024.

●	Average daily active terminals in 2025 from GlocalMe SIM business was 8,068, representing an increase of 240.9% from 2,367 in 2024.

●	Average daily active terminals in 2025 from GlocalMe Life business was 1,510, representing an increase of 496.8% from 253 in 2024.

●	Average daily active terminals in 2025 from PetPhone business was 108, as compared with nil in 2024.

●	Average daily active terminals in 2025 from GlocalMe MeowGo business, which was previously referred to as GlocalMe mobile/fixed broadband business, was 299,202, representing a decrease of 4.2% from 312,328 in 2024.

Average monthly active terminals connected to our platform increased by 8.0% from 631,137 in 2024 to 681,672 in 2025.

●	Average monthly active terminals in 2025 from GlocalMe IoT business was 36,680, representing an increase of 360.7% from 7,962 in 2024.

●	Average monthly active terminals in 2025 from GlocalMe SIM business was 53,681, representing an increase of 190.8% from 18,462 in 2024.

●	Average monthly active terminals in 2025 from GlocalMe Life business was 3,753, representing an increase of 356.0% from 823 in 2024.

●	Average monthly active terminals in 2025 from PetPhone business was 265, as compared with nil in 2024.

●	Average monthly active terminals in 2025 from GlocalMe MeowGo business was 587,293, representing a decrease of 2.7% from 603,890 in 2024.

Average daily active users increased by 4.2% from 326,412 in 2024 to 340,036 in 2025.

●	Average daily active users in 2025 from GlocalMe IoT business was 20,339, representing an increase of 737.3% from 2,429 in 2024.

●	Average daily active users in 2025 from GlocalMe SIM business was 12,329, representing an increase of 321.5% from 2,925 in 2024.

●	Average daily active users in 2025 from GlocalMe Life business was 2,084, representing an increase of 349.1% from 464 in 2024.

●	Average daily active users in 2025 from PetPhone business was 337, as compared with nil in 2024.

●	Average daily active users in 2025 from GlocalMe MeowGo business was 304,947, representing a decrease of 4.9% from 320,594 in 2024.

Average monthly active users increased by 8.9% from 664,815 in 2024 to 723,706 in 2025.

●	Average MAU in 2025 from GlocalMe IoT business was 35,907, representing an increase of 251.2% from 10,223 in 2024.

●	Average MAU in 2025 from GlocalMe SIM business was 61,669, representing an increase of 167.5% from 23,052 in 2024.

●	Average MAU in 2025 from GlocalMe Life business was 4,612, representing an increase of 413.0% from 899 in 2024.

●	Average MAU in 2025 from PetPhone business was 459, as compared with nil in 2024.

●	Average MAU in 2025 from GlocalMe MeowGo business was 621,059, representing a decrease of 1.5% from 630,641 in 2024.

Total data consumed through our platform were approximately 180,000, 172,900 and 184,000 terabytes in 2023, 2024 and 2025, respectively, including data consumed by users who contributed to our revenues from data connectivity services, which we procured, and data consumed by users who did not contribute to our revenues from data connectivity services, which our business partners procured. In addition, the demand for our uCloudlink 2.0 business increased during the COVID-19 pandemic and the demand of local data connectivity services continued to be strong, primarily due to the development of our local GlocalMe MeowGo business in Japan and the expansion of GlocalMe brand in North America. We generate revenue primarily from our mobile data connectivity services and hardware terminals that incorporate the services.

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

We have expanded the business scope of our local data connectivity service. Apart from the GlocalMe MeowGo business opportunities such as sales of mobile Wi-Fi terminals and services through online sales and offline distribution and through our business partners, we also enhanced our local service brand as we expand our e-commerce exposure in key markets such as the United States and Europe, optimize our websites and streamline our sales team. We also invested in Beijing Huaxianglianxin Technology Co., Ltd., a licensed MVNO in China, and Maya System, Inc. in Japan as a component of our global investment strategy.

Our uCloudlink 3.0 model is currently in the trial phase for the GlocalMe Ecosystem and provides connectivity solutions that meet functional and security needs. Our uCloudlink 3.0 model builds on top of our uCloudlink 1.0 and 2.0 models and continues to contribute to our leading mobile data traffic sharing marketplace. We anticipate that our proposed uCloudlink 3.0 model has the potential to further improve the efficiency of data connectivity services through our innovative cloud SIM architecture, which is compatible with multiple technologies, including physical SIM, soft SIM and eSIM. We are establishing a data traffic marketplace that integrates cloud SIM technology, HyperConn®, positioning technologies and AI-driven PaaS/SaaS solutions to enable efficient mobile data transactions and sharing. We believe that the success of our uCloudlink 1.0 and uCloudlink 2.0 models will pave the path for the introduction of our uCloudlink 3.0 model.

To support our business evolution from the 1.0 model to the 3.0 model, we have strategized our cloud SIM business model in three key stages to fully capitalize the value of our cloud SIM technology and architecture:

●	Stage 1 - B2C Retail: We started our business primarily by selling or leasing GlocalMe hardware and data packages directly to retail consumers in order to gain market recognition and to prove our cloud SIM technology and architecture, as well as the scalability and profitability of our business model. We provide high quality data connectivity services to end-users backed up by our PaaS and SaaS.

●	Stage 2 - B2B2C Wholesale: Once we have proved the concept of cloud SIM, and gained tractions in the markets of our product and services, we are able to attract local business partners to collaborate with us and distribute our hardware and data packages in their countries and regions. Our business partners tailor their marketing strategies to resell or lease our hardware and data packages to their local audience, and these tailored operations have helped us expedite our global expansion. Our business partners can also manage their business via our PaaS and SaaS to provide better services to their end-users, including connectivity management, terminal management, terminal rental and sales, customer service systems (CRM), and big data analysis.

●	Stage 3 - PaaS/SaaS Platform based connectivity ecosystem: With extensive experience in serving our business partners across the globe, our core cloud SIM technology, hyper-connectivity technology and architecture became more mature and comprehensive, and we are able to open up our proprietary platform and software to our business partners to support their operations. Our business partners can rely on our PaaS and SaaS platform for SIM and connectivity management, and focus on sales and marketing, as well as procure customized ODM (Original Design Manufacture) hardware and data packages from their proprietary sources to fully exploit their edge in their local markets. Such specialization enables us and our business partners to operate more efficiently.

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

Our SIM Banks. We operate our own distributed SIM banks to host a large number of local data SIM cards, which altogether enable us to provide global mobile data connectivity services in 167 countries and regions, including those countries traditionally renowned for high roaming cost. With cloud SIM technology, we simply purchase and use local SIM cards locally, reducing our data cost and eliminating the need to negotiate complicated roaming terms with MNOs. See “Item 4. Information on the Company—B. Business Overview—Mobile Data Procurement and Management.” Our cloud SIM technology can in theory support SIM cards from almost all suppliers and connect to networks of almost all MNOs. Moreover, the technology is compatible with eSIM and soft SIM technologies.

Business Partners’ SIM Banks. Local SIM banks can also host a large number of data SIM cards, which can be physical SIM cards or e-SIM, and may be managed by our business partners directly. For example, an MNO or MVNO from whom we procure data may operate a local SIM bank and manage the data plans and SIM cards more efficiently. A portable Wi-Fi rental service business partner may purchase data locally and host these SIM cards in local SIM banks to meet its data demand within its operating region. We charge our business partners by the number of SIM cards hosted and the data volume provided through our architecture.

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

Supported by our broad network coverage and powerful cloud SIM platform, we have introduced a range of compatible terminals, including portable Wi-Fi terminals, GlocalMe Life products, PetPhone, GlocalMe Inside embedded smartphones and other smart-hardware products such as IoT terminals. Under uCloudlink 1.0 model, most of the smart terminals are portable Wi-Fi terminals for international roaming purposes. Under uCloudlink 2.0 model, most terminals are smartphones with GlocalMe Inside implementation, through which users can enjoy both local and international mobile data connectivity services. See “—Our Products and Services.”

GlocalMe IoT and Other Apps. The GlocalMe IoTapp enables seamless usage of our mobile data connectivity services on compatible third-party terminals. Users need to activate this app to enjoy our mobile data connectivity services. Users may easily check balance of their current data plans, renew their plans, purchase and top up other local and global data packages, maintain their accounts and obtain access to online customer support. For each country or region, users can choose from unlimited data pass in particular periods, normal data packages by data amounts, and packages for multiple countries in that region. Besides the GlocalMe IoT app, we also offer the GlocalMe app that can be downloaded from app stores to manage portable Wi-Fi terminals, the SIMBOX app to manage voice calls and text messages that are remotely hosted on SIM boxes, and GlocalMe eSIM app to manage eSIM solutions.

Our Products and Services

Leveraging our integral cloud SIM technology and architecture, the core of our business is to provide reliable and high-speed mobile data connectivity services at competitive prices, which we deliver through a range of hardware products and service solutions to our business partners, retail and enterprise customers. The main hardware terminals we offer include portable Wi-Fi terminals, smartphones and smart-hardware products for international and local mobile data connectivity services. We also provide business solutions using multiple types of terminals to enterprise customers, as well as other value-added services to our business partners.

Our cloud SIM platform readily supports traffic from 5G networks. While MNOs globally are rolling out 5G networks and smartphone manufacturers are launching 5G-compatible models, smooth and reliable 5G experience outside of home country will not achieve in the near- to mid-term, as MNOs will probably require new 5G roaming agreements and tariff arrangements. Similarly, in local markets, 5G roaming agreements between MNOs are also required for wider 5G coverage by combining the 5G networks of multiple MNOs. Our cloud SIM platform offers 5G solutions that enable roaming-free inter-carrier 5G network access domestically and internationally. Currently, our competitive high-speed 5G roaming solutions can not only offer extensive 5G coverage that covers 90 countries and regions, but also enhance user experience, which further expands our user base and enhances our leading position in the roaming market.

GlocalMe MeowGo Solutions

We launched our GlocalMe MeowGo solutions, which was previously referred to as GlocalMe mobile/fixed broadband solutions, in 2014 as a signature solution under the uCloudlink 1.0 model, offering a range of hardware terminals, including portable Wi-Fi terminals and cloud network routers, to meet diverse connectivity needs. We launched MeowGo G40 Pro and MeowGo G50 Max. MeowGo G40 Pro is a milestone product, enabling users to stay connected through one single device or one account. The product also supports in-flight Wi-Fi and connect seamlessly across several usage scenarios such as homes, airports, offices, and cafes. With MeowGo G40 Pro, we are transforming portable connectivity from an international travel-only solution into a true multi-scenario companion. MeowGo G50 Max is launched with Sky-to-Ground 5G/satellite integration and AI-driven network switching. This device also enhances network quality through AI-powered real-time congestion detection, delivering a faster and more reliable user experience.

Empowered by our cloud SIM architecture, our portable Wi-Fi terminals provide high-speed network connections in 167 countries and regions without the need to physically change SIM cards, supporting simultaneous connections for up to 15 devices. By leveraging our cloud SIM technology to allocate local data SIM cards from our distributed SIM card pool, cross-border travelers using our portable Wi-Fi terminals are able to enjoy reliable, fast, and competitively priced local mobile data connections, just like local users. We have consistently upgraded our existing GlocalMe portable Wi-Fi terminals to enhance performance and user experience.

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

Recently, we unveiled the upgraded 5G mobile Wi-Fi hotspot, integrating AI-driven Sky-to-Ground connectivity solutions with satellite communication capabilities. This solution integrates Wi-Fi networks across homes, airports, offices, cafes, and more, while also being able to support in-flight Wi-Fi connectivity.

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

Direct Sales

We also directly sell our GlocalMe Wi-Fi terminals to enterprise and retail customers through online and offline channels in multiple countries and regions, such as China, Japan, Europe and the United States. Frequent cross-border travelers and enterprise customers may be better off by buying our terminals with data plans instead of short-term leasing. Our customers also include local users who seek to access more reliable and less expensive mobile data network locally following uCloudlink 2.0 model. We generate revenue by selling the solutions, including the hardware and data packages for future use. We also generate revenue when users purchase additional data package through our products. Users may purchase our terminals on online e-commerce platforms such as Amazon, Chewy, TikTok, JD and T-mall. In order to elevate our local service brand GlocalMe, we have enhanced our e-commerce exposure in key markets such as the United States, Europe and Southeast Asia, optimized our websites and streamlined our sales team.

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

GlocalMe SIM Solutions

Our GlocalMe SIM solutions offer a comprehensive range of SIM cards that encompass physical SIM, soft SIM, eSIM and cloud SIM, among others. In 2023, we launched GlocalMe SIM, an OTA SIM card. GlocalMe SIM is backed by our patented cloud SIM technology and allows our users and customers to freely purchase and use multiple global data plans as needed without having to change SIM card. It currently covers more than 150 travel destinations, including Japan, the United States and Australia. In 2023, we piloted our eSIM solution to adapt to the growing trend of eSIM development. Our solution accommodates a wide range of mobile devices, including those that do not natively support eSIM. Positioned as the “ultimate second SIM solution,” our eSIM TRIO solution would enhance connectivity by offering strong domestic and international coverage, eliminating the need for multiple SIM cards at the same time. This single-SIM solution would not only provide consumers with seamless local and global connectivity but also empower Tier 2 and Tier 3 MNOs and MVNOs by addressing critical challenges such as poor network performance, cross-carrier restrictions, limited international roaming options and the inability to build independent networks. We generate revenue by selling the SIM card services, including the SIM card and data packages for future use. We also generate revenue when users purchase additional data package. Our business partners can also enjoy these services through our cloud SIM platform.

IoT Modules

We offer IoT modules to meet the huge demand for mobile data from various terminals, and provide integrated network solutions to our customers. As 5G becomes more available, IoT providers will be more dependent on our cloud SIM architecture and hyper-connectivity technology. IoT modules are primarily targeting enterprise customers seeking for cost-effective and reliable data connectivity with low network latency in their products, to be used locally and internationally. For example, we provide data network solutions for several leading manufacturers in security camera, dashboard camera, in-car infotainment systems and related sectors. We expect to generate revenue from IoT modules by selling hardware and data packages.

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

We unveiled the CloudSIM Kit all-in-one IoT solution in 2025. Our CloudSIM Kit is a plug-and-play IoT solution designed to deliver instant global full-speed 4G and 5G connectivity for IoT and smart devices. This innovative solution can be integrated into existing devices with SIM card slots, such as smartphones, CPEs and other IoT-enabled hardware. By inserting the CloudSIM Kit, users would be able to access global connectivity without the need for additional hardware modifications. GlocalMe’s IoT offerings comprehensively address connectivity challenges across various IoT scenarios through our CloudSIM Kit, Soft cloud SIM technology and innovative SIM card solutions.

Our IoT solutions gained strong momentum across in-car infotainment, security cameras, and other high-growth verticals. Beyond core connectivity, we are developing new business models including third-party service facilitation and value-added offerings that generate platform commission income. While still in early stages, our expanding device base and proprietary cloud SIM technology position us to capture increasing value beyond connectivity, creating significant future monetization opportunities.

GlocalMe Life Solutions

GlocalMe Life solutions bring seamless connectivity into various frequent daily life application scenarios. We commercially launched three GlocalMe Life product series in 2024. The lineup of new solutions, consisting of KeyTracker, a smart tag and tracker powered by six positioning technologies, RoamPlug, a 4-in-1 universal adaptor with built-in cloud SIM hotspot, and UniCord, a 3-in-1 charger cable with built-in cloud SIM hotspot, has showcased our innovative capabilities and garnered widespread acclaim in the market. Additionally, we made breakthroughs in developing retail channels and made these three series available at airports across the United States. With our high-quality data connectivity solutions for a range of everyday scenarios, we engage with a broader end-user base and enable our users to enjoy a more intelligent and convenient life. We plan to launch a wide range of lifestyle accessories empowered by our cloud SIM technology, and also collaborate with third-party manufacturers to support their smart devices with our connectivity capabilities.

PetPhone Business

We unveiled PetPhone in 2025, an addition to our digital ecosystem. PetPhone, as a smartphone for pets, would offer AI pet interactions, 6-tech global positioning, AI health monitoring and engagement with a global pet community. In October 2025, we approved a plan to operate our pet-tech business under a new operational structure. We have incorporated PetAIVerse Holding Inc., a Cayman Islands-based holding company, or PetAIVerse, within our group, which will be supported by local operating subsidiaries of PetAIVerse, to create a global foundation for the pet-tech business. PetAIVerse and its subsidiaries will focus on building an AI-powered smart wearable ecosystem for pets and develop an online interactive platform that connects among pets, pets’ owners, pets’ fans and communities in real time across the globe. This platform will integrate voice, video, music, and pet health-related digital services, etc. We unveiled our visionary ecosystem at CES 2026 in Las Vegas. At the center of this launch are two devices: PetPhone, a wearable for two-way communication, and a camera for pet, offering an immersive perspective into a pet’s life. PetPhone enables real-time, Two-Way Call & Care, allowing owners to speak directly to their pets to soothe separation anxiety from anywhere in the world.

In addition, given the capital-intensive nature of developing a new global pet online platform, PetAIVerse plans to raise additional capital and bring in additional investors to accelerate its global expansion and drive the growth of its user base.

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

While GlocalMe Inside is capable of providing both local and international mobile data connectivity services, given the convenience that comes with an embedded data solution, GlocalMe Inside will promote our signature implementation of uCloudlink 2.0 model, targeting those seeking reliable and high-speed local data connectivity We partner with various smartphone manufacturers to provide GlocalMe Inside implementation in certain mobile phone models. We sell data packages to mobile terminal users through GlocalMe Inside implementation ourselves or through our mobile terminal brand business partners. We collect user payment when they purchase data packages through the pre-installed app and will pay the smartphone company a pre-determined percentage of such payments we received as commissions. The percentage depends on the nature of the collaborations and the countries where the mobile terminal users are using our mobile data connectivity services. For GlocalMe Inside implementation, we piggyback our business partners’ sales efforts to sell their mobile terminals with our data connectivity services embedded. Alternatively, we can become distribution channels of our business partners by selling their terminals and our mobile data connectivity services.

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

As users surf on internet through the mobile data connectivity services we provide, we are the first entrance for users and their information. Based on this advantage, we provide a number of value-added services to our business partners, such as advertisement. We collaborate with our business partners and other third-party advertisement agencies to provide advertisements on our products based on our big data analysis results. These advertisements are displayed on the screens of our portable Wi-Fi terminals, our GlocalMe and other apps.

Mobile Data Procurement and Management

We provide mobile data connectivity services to our users, and collaborate with business partners by assisting them with servicing their users. Data allowance originally purchased by us, which was primarily used by users who contributed to our revenues from data connectivity services, increased from approximately 24,000 terabytes in 2023 to approximately 25,000 terabytes in 2024, and further increased to approximately 28,000 terabytes in 2025, while data originally purchased by our business partners, which was primarily used by users who did not contribute to our revenues from data connectivity services, decreased from approximately 156,500 terabytes in 2023 to approximately 148,000 terabytes in 2024, and increased to approximately 155,000 terabytes in 2025.

Data Procurement

Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies. We have aggregated mobile data traffic allowances from 398 MNOs in 167 countries and regions in our cloud SIM architecture. When we start to offer uCloudlink 3.0 model in the future, users will also become our suppliers of mobile data. We have a dedicated team of data procurement personnel to purchase global mobile data from various sources. Our data purchasing team covers 167 countries and regions, divided by geographic regions and languages.

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

As we have aggregated mobile data traffic allowances from 398 MNOs, we possess bargaining power during the negotiation due to competition among MNOs and sometimes offer bidding process to purchase data with better price and terms. As our user base grows, larger demand for data also drives up our bargaining power with data suppliers. We also increase our bargaining power from our algorithm on pricing and user demand prediction. We technically analyze data packages across MNOs and other data suppliers and choose the combination with lower price or better network coverage. As our AI-Powered service maximizes network utilization, simplifies the cooperation among MNOs, improves network coverage and service quality of MNOs and fully utilizes network capacity, especially 5G, MNOs are more willing to offer us data with low price.

Our operation under uCloudlink 2.0 model involves the purchase and use of local data, and some local regulators require additional telecommunication licenses and permits. To meet these requirements, we either form joint ventures with local business partners who possess such licenses and permits or apply for the required licenses and permits ourselves. For example, in April 2019 and September 2020, we made an investment in a licensed MVNO primarily engaged in telecommunications related business, which was successfully listed on the China National Equities Exchange and Quotations on January 12, 2023.

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

In the rare event where mobile data demand spikes and our normally procured data cannot fulfill that one-off demand, we have set up procedures to ensure our service quality. When the data usage reaches a threshold percentage of our distributed SIM card pool, our system will alert us. We may activate backup SIM cards, which often provide more expensive data package and do not incur cost before activation. For example, in the event that the data demand in Hong Kong spikes, we may activate a backup SIM card in Hong Kong, and if no local backup SIM card is available, activate a Thailand SIM card using daily international roaming plan, to cover data demand in Hong Kong. Based on the prediction from modeling, if we find that our data traffic is not sufficient to cover the data demand, we may utilize data traffic made available by our business partners on our platform or purchase SIM cards from MNOs. If these measures are unable to satisfy the demand, we will temporarily suspend services for new users or suspend new data package orders. In extreme cases, we may suspend service for users with low data demand.

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

Manufacturing and Supply of Components

To produce our hardware terminals that incorporate our mobile data connectivity services, we rely on our manufacturing partners. A significant portion of this manufacturing is currently performed by a small number of outsourcing partners. We have master agreements with our manufacturing partners and issue purchase orders each time, with varying prices. Before engaging a manufacturing partner, we evaluate its manufacturing capabilities, including quality control system, managing mechanism and business performance. We request the manufacturing partner to produce a small batch as testing process. We work closely with our manufacturing partners on manufacturing schedules and components management to ensure that they are able to meet their production commitments. We have an on-site quality control team to randomly test the products and oversees the working flow from components to end products.

We have a dedicated team that purchase required components to meet specified requirements of our customers. Most components essential to our business are generally available from multiple sources. However, a few components, such as chipsets, are at times subject to industry-wide shortage, significant pricing fluctuations and long supply cycles. We communicate with chipset manufacturers or their agents periodically regarding their production plans. We also apply our own monthly demand prediction for the following three months to purchase and store components.

We engage our manufacturing partners for component inventory storage as well. We also outsourced the logistics service to third-party courier companies.

Marketing and Business Development

We promote our products and services through a variety of online and offline marketing and promotional activities, as well as global exhibitions to enhance market exposure, such as CES 2024, Viva Tech 2024 and IFA Berlin. We primarily market our Roamingman portable Wi-Fi service through online travel agencies as well as through offline channels. We also promote our Roamingman brand with advertisement embedded in movies to reach broader consumer market. For GlocalMe portable Wi-Fi terminals, we publish advertisement on in-flight magazines with support from airlines. For GlocalMe Inside and other services based on our cloud SIM architecture, we establish our brand recognition to reach more potential business partners by participating exhibitions in tourism, consumer electronics and telecommunications. To promote GlocalMe Inside, we provide promotional data traffic allowance from time to time to acquire new users. When holidays approach, we also promote data discount through WeChat accounts, email newsletters and short text messages. We have a dedicated business development team in charge of the marketing of our other products and services to potential business partners and enterprise customers. We believe that sales of our reliable and high-quality products and services are enhanced by knowledgeable salespersons who can convey the value of our cloud SIM technology and hyper-connectivity technology and demonstrate various use scenarios enabled by our products. We also believe maintaining direct contact with our business partners is an effective way to demonstrate the advantages of our products and providing a high-quality sales and after-sales support experience is critical to attracting new and retaining existing business partners. Most of our sales personnel previously work in notable technology companies and have years of sales experience and technological knowledge base to support their sales activities. We establish our brand recognition to reach more potential business partners by participating exhibitions in tourism, consumer electronics and telecommunications.

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

PetPhone has been formally procured by a leading mobile service brand in Hong Kong, through its authorized distributor. Also, we expanded the global reach of PetPhone to the Middle East in partnership with a Saudi Arabian-based exclusive distributor of pet supplies and consumer electronics brands across Gulf Cooperation Council countries.

Customer Support

We maintain a dedicated customer service team in our ongoing efforts to maintain end-user satisfaction and improve our products and services. We offer customer support powered by AI-driven PaaS/SaaS solution for global users in Chinese, English, and Japanese. Users may contact customer support directly from GlocalMe Connect app anytime to report issues and voluntarily provide feedback on our products and services, which help us improve our current business or develop and launch new services. We currently provide all customer service by ourselves, but some of our customer service was outsourced in the past. Our business partners, such as MNOs, MVNOs, portable Wi-Fi terminal rental companies and smartphone companies and vendors, often employ their own customer service teams as the primary interface for users. We provide additional customer service and technical support for these teams.

Our customer support team typically solves the following issues: (i) consultation on data packages and their definitions, (ii) questions regarding payment methods, and (iii) network performance glitches. For portable Wi-Fi terminals, users may mail back the broken terminal for repair and we often plan for backup terminals to cover our Roamingman services. When we receive a user complaint, our customer support team will resolve such complaint according to our service policy. If the user is not satisfied, the issue will be escalated to our management team.

Research and Development

We invest significant resources in research and development to improve our technology and develop solutions supporting our cloud SIM operations. We incurred US$6.5 million, US$6.2 million and US$4.9 million of research and development expenses in 2023, 2024 and 2025, respectively.

We have a team of experienced engineers who are primarily based in China. We recruit most of our engineers locally and have established various recruiting and training programs to keep them abreast of the most advanced technologies. As of December 31, 2025, our technology team had a total of approximately 160 engineers, primarily focusing on the development of cloud SIM technology and our architecture, firmware and software development, big data analysis and hardware development.

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

We are subject to federal and state laws and regulations regarding data privacy and protection in the United States, including the Federal Trade Commission Act, the Electronic Communications Privacy Act, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, among others. We also need to comply with EU and UK laws and regulations regarding data privacy and protection, including the European Union General Data Protection Regulation and United Kingdom General Data Protection Regulation and Data Protection Act 2018. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, penalties, changes to our business practices, increased cost of operations, damages to our reputation and brand, or otherwise harm our business” and “Item 4. Information on the Company—B. Business Overview—Regulation—Mainland China—Regulations Related to Internet Information Security and Personal Information Protection.”

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success.

As of December 31, 2025, we owned 181 patents relating to the cloud SIM technology in mainland China, Japan, United States and other jurisdictions, and had 25 pending patent applications. Our patents cover our key technologies, including cloud SIM architecture and supporting terminals, design patents, hardware antenna and hardware configuration. We also own 157 registered trademarks, including GlocalMe, Roamingman and uCloudlink, copyrights to 51 software programs developed by us relating to various aspects of our operations, and 77 registered domain names, including www.ucloudlink.com, www.GlocalMe.com and www.roamingman.com.

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

Competition

The mobile data connectivity services industry is rapidly evolving and increasingly competitive. We create unique values to and collaborate with MNOs and MVNOs, who are important participants on our mobile data traffic sharing marketplace. Our cloud SIM technology backed by our PaaS and SaaS platform is our core competitiveness in data connectivity market, which will support physical SIM, eSIM, soft SIM technologies and six advanced positioning technologies, including Global Positioning System (GPS), Assisted Global Positioning System (AGPS), Location Based Services (LBS), Wi-Fi, Bluetooth and Active Radar. We also face potential competition from other companies with such technologies in data connectivity and location services. We believe that we are strategically positioned in global mobile data connectivity services industry and we compete with others based on the following factors: (1) strong relationships with business partners around the globe to expand our product penetration; (2) advanced cloud SIM technology, hyper-connectivity technology, pioneer positioning technologies and architecture that deliver high quality mobile data connectivity experience to end users; (3) innovative GlocalMe Inside solutions that bring new opportunities to the hardware terminal value chain; and (4) experience and track record of success in the telecommunications business.

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

Mainland China

Regulations Related to Foreign Investment

Company Law of the PRC

On December 29, 2023, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law, which came into effect on July 1, 2024. The amended PRC Company Law has made material amendments on corporate governance and shareholders rights of the PRC companies, including, among others, the statutory period for payment of registered capital, the setting of the board of directors and the board of supervisors, and transfer of equity interests in a company.

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

On September 6, 2024, the NDRC, and the Ministry of Commerce of the PRC, promulgated the 2024 Negative List, which came into effect on November 1, 2024. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2025 version), which came into effect on February 1, 2026. Industries not listed in the 2024 Negative List and industries listed in the catalogue are generally open for foreign investments unless specifically restricted by other laws of mainland China. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

On December 19, 2020, the NDRC and the Ministry of Commerce of the PRC jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, the NDRC and the Ministry of Commerce has established a working mechanism office in charge of the routine security review work of foreign investment, and any foreign investment which has or would possibly have an impact on the national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment also require that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

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

Administrative Measures on Internet Information Services (2024 Revision)

The Administrative Measures on Internet Information Services (2024 Revision), which were promulgated on December 6, 2024, came into effect on January 20, 2025 and requires commercial internet information services providers, which mean providers of information or services to internet users with charge, to obtain a license for value-added telecommunications services with the business scope of internet information services, namely the Internet Content Provider License or the ICP License, from competent government authorities before providing any commercial internet content services within mainland China.

Restrictions on Foreign Direct Investment in Value-Added Telecommunications Services

Foreign direct investment in telecommunications companies in mainland China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which were promulgated on December 11, 2001 and amended on September 10, 2008 and February 6, 2016 by the State Council. The regulations require that foreign-invested VATEs in mainland China to be established as Sino-foreign equity joint ventures and the foreign investors may acquire up to 50% of the equity interests in such joint ventures. In addition, the major foreign investor, as defined therein, is required to demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the Ministry of Industry and Information Technology and the Ministry of Commerce of the PRC, or their authorized local counterparts, which retain considerable discretion in granting approvals. On March 29, 2022, the Decision of the State Council on Revising and Repealing Certain Administrative Regulations, which took effect on May 1, 2022, was promulgated to amend certain provisions of regulations including the Provisions on the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision), the requirement for major foreign investor to demonstrate a good track record and experience in operating value-added telecommunications businesses is deleted.

On July 13, 2006, the predecessor of the Ministry of Industry and Information Technology, the Ministry of Information Industry, released the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business. This circular prohibits domestic telecommunications enterprises from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunication business in mainland China. Furthermore, under this circular, the internet domain names and registered trademarks used by a foreign-invested value-added telecommunications services operator shall be legally owned by that operator (or its shareholders). If a license holder fails to comply with the requirements in this circular and cure such non-compliance, the Ministry of Information Industry or its local counterparts have the discretion to take measures against such license holders, including revoking their licenses for value-added telecommunications services.

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

Regulations Related to Real-name Authentication

In June 2017, the PRC Cybersecurity Law promulgated by the Standing Committee of the National People’s Congress took effect, which was most recently amended on October 28, 2025 and became effective on January 1, 2026. It stipulates that before providing network access, domain registration services, network access formalities for fixed-line or mobile phone, or information publication services, instant messaging services and other services to users, network operators shall require users to provide their real identity information at the time of signing agreements with users or confirming the provision of services. Where users fail to provide their real identity information, the network operators shall not provide them with services.

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

On November 7, 2016, the Standing Committee of the National People’s Congress published Cybersecurity Law of the PRC, which most recently amended on October 28, 2025 and became effective on January 1, 2026. It requires network operators to perform certain functions related to cyber security protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructures shall store within the territory of mainland China all the personal information and important data collected and produced within the territory of mainland China, and their purchase of network products and services that may affect national securities shall be subject to national cyber security review. The PRC Cyber Security Law also requires that network operators shall take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations.

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

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC, which became effective on January 1, 2026 and replace the Provisional Regulations of the PRC on Value-Added Tax.

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

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or Notice No. 9. Pursuant to Notice No. 9, foreign-invested enterprises might adopt the currently valid foreign debt management mechanism, or the mechanism as provided in the notice at their own discretions. Notice No. 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach and shall not exceed the specified upper limit. Notice No. 9 also provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets. Enterprises shall file with SAFE in its capital item information system after entering into the cross-border financing contracts and prior to three business day before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans shall not exceed the total investment and the registered capital of the foreign invested enterprise and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans shall be subject to the risk-weighted approach and the upper limit of risk-weighted outstanding cross-border financing for enterprises and we will need to file the loans with SAFE in its information system in the event that the Notice No. 9 foreign debt mechanism applies. According to Notice No. 9, after a transition period of one year from January 11, 2017, the People’s Bank of China and SAFE would determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of Notice No. 9. However, as of the date of this annual report, apart from the technical adjustments made to the macro-prudential adjustment parameters, neither the People’s Bank of China nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars modifying the fundamental framework regarding the cross-border financing administration mechanism for the foreign-invested enterprises. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our mainland China subsidiaries.

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

HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED, our subsidiary established in Hong Kong, had obtained a Radio Dealers license. The previous Radio Dealers license had been issued by Communications Authority in Hong Kong on May 29, 2018 and expired on May 31, 2025. Currently, we are preparing an application to the Communications Authority to renew such Radio Dealers license and at the same time are preparing an application for a Services-Based Operator license. In addition to the licensing regime under the Telecommunications Ordinance, telecommunications service providers in Hong Kong may also be subject to the Protection of Critical Infrastructures (Computer Systems) Ordinance (Chapter 653 of the Laws of Hong Kong) (“PCICSO”), which came into force on 1 January 2026. The PCICSO establishes Hong Kong’s first comprehensive statutory cybersecurity regime for designated Critical Infrastructure Operators (“CI Operators”). The telecommunications and broadcasting services sector is one of the essential services sectors expressly covered by the PCICSO. The Communications Authority is the designated sectoral authority responsible for designating CI Operators in the telecommunications and broadcasting sector and for monitoring their compliance with the PCICSO. CI Operators designated under the PCICSO are subject to Category 1 organizational measures, Category 2 preventive measures and Category 3 incident reporting and response obligations. Penalties for non-compliance with the PCICSO range from HK$300,000 to HK$5,000,000, with additional daily penalties for continuing offences.

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

Proposals for legislative amendment of the Personal Data (Privacy) Ordinance were made in January 2020 seeking to introduce mandatory data breach notification mechanisms, requirements on data retention policies, increase of sanction powers of the commissioner, direct regulation of the data processors, clarification of the definition of personal data and regulation of disclosure of third-party personal data. On October 8, 2021, new provisions are introduced into the Personal Data (Privacy) Ordinance to create doxing and its related offenses, criminalize doxing acts and provide the commissioner with statutory powers to conduct criminal investigations and enforce the law. These include the powers to serve cessation notices to demand actions to cease or restrict disclosure of doxing contents. In July 2025, the Legislative Council convened to debate the adequacy of the Personal Data (Privacy) Ordinance and considered a motion on “developing a personal data protection regime framework to address the challenges in the age of artificial intelligence.”

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

Contractual Arrangements with the Former VIEs and Their Respective Shareholders

We, through Beijing uCloudlink Technology Co., Ltd., had entered into a series of contractual arrangements with the former VIEs and the nominee shareholders of the former VIEs from January 2015 to March 2022. These contractual arrangements had previously enabled us to: (i) receive the economic benefits that could potentially be significant to the former VIEs in consideration for the services provided by our subsidiaries; (ii) exercise effective control over the former VIEs; and (iii) hold an exclusive option to purchase all or part of the equity interests in and assets of the former VIEs when and to the extent permitted by the laws of mainland China.

These contractual agreements included exclusive technology consulting and services agreements, business operation agreements, powers of attorney, equity interest pledge agreements, option agreements and/or spousal consent letters, as the case may be. We refer to Beijing uCloudlink Technology Co., Ltd. as Beijing uCloudlink, to Shenzhen uCloudlink Network Technology Co., Ltd as Shenzhen uCloudlink, and to Beijing uCloudlink New Technology Co., Ltd. as Beijing Technology. Pursuant to the option agreement, Beijing Technology and its shareholders had irrevocably granted Beijing uCloudlink or any person designated by it an exclusive option to purchase all or part of its equity interests in Shenzhen uCloudlink. Pursuant to the business operation agreement, Shenzhen uCloudlink and Beijing Technology and its shareholders agreed that to the extent permitted by law, they accepted and unconditionally executed instructions from Beijing uCloudlink on business operations. Beijing Technology and its shareholders also executed a power of attorney to irrevocably authorize Beijing uCloudlink, or any person designated by Beijing uCloudlink, to act as its attorney-in-fact to exercise all of its rights as a shareholder of Shenzhen uCloudlink. Pursuant to the exclusive technology consulting and services agreement, Beijing uCloudlink had the exclusive right to provide Shenzhen uCloudlink with operational supports as well as consulting and technical services required by Shenzhen uCloudlink’s business. Pursuant to the equity interest pledge agreements, Beijing Technology’ shareholders had pledged 100% equity interests in Beijing Technology to Beijing uCloudlink, and Beijing Technology had pledged 100% equity interests in Shenzhen uCloudlink to Beijing uCloudlink, to guarantee performance by Shenzhen uCloudlink and Beijing Technology of their obligations under the option agreement, the exclusive technology consulting and services agreement, the business operation agreement and power of attorney they entered into. The spouses of the shareholders of Beijing Technology, if applicable, had each signed a spousal consent letter agreeing that the equity interests in Beijing Technology held by and registered under the name of the respective shareholders will be disposed pursuant to the contractual agreements with Beijing uCloudlink. We evaluated the guidance in FASB ASC 810 and concluded that we were the primary beneficiary of the former VIEs for accounting purposes because of these contractual arrangements for the effective period of these contractual agreements. Accordingly, under U.S. GAAP, the financial statements of the former VIEs were consolidated as part of our financial statements prior to the Restructuring.

As we continued to evaluate our business plan, we have decided to adjust our business model in mainland China. Therefore, we initiated the Restructuring to adjust our local business in mainland China and unwind the aforementioned contractual arrangements so that the former VIEs would become wholly-owned subsidiaries of Shenzhen Ucloudlink Technology Limited. In 2022, the equity of the former VIEs was transferred to Shenzhen Ucloudlink Technology Limited, and the original VIE agreements were terminated.

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

Location	Space	Use	Lease Term
	(m2)
Hong Kong	130	Office and other premises	1 year
Mainland China	5,232	Office, sales counter and warehouse	1 year to 4 years
Overseas	540	Office, sales counter and warehouse	0.5 year to 4 years

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Efficient data allowance procurement

Efficient data procurement is a key factor for managing our cost of revenues. Our gross margin relating to data connectivity services increased from 51.0% in 2023 to 52.9% in 2024, attributable to the gradual recovery of international travels, but decreased to 48.7% in 2025 due to the mix of services we rendered. Our costs incurred from data procurement accounted for 47.9%, 42.7% and 55.8% of our total cost of revenues in 2023, 2024 and 2025, respectively. Our data sources include MNOs and their sales channels, MVNOs, and other SIM-card trading companies, covering mobile data markets in 167 countries and regions. We use a mobile data demand prediction model to plan for data procurement, which looks at seasonality, regions and countries, network performance and other features to predict users’ data demand at a specific time in a geographic area. The prediction from modeling guides us on purchasing data SIM cards to cover the dynamic data demand, optimizing the data procurement efficiency. As we have accumulated a larger number of data allowance providers as our data sources, we possess increasingly stronger bargaining power during the negotiation due to competition among data allowance providers. Data allowance providers are more willing to offer us data with lower price, attracted by our unique value propositions to them. The efficiency of data procurement will continually impact our cost of revenues and overall business performance.

The mix of our product and service offerings

Our gross margin is mainly affected by the mix of services and products. Our gross margin decreased from 49.0% in 2023 to 48.4% in 2024, and increased to 52.4% in 2025. Our services had a gross margin of 58.5%, 60.8% and 58.0% in 2023, 2024 and 2025, respectively, while our sales of products had a gross margin of 28.6%, 24.9% and 35.6% in the same periods, respectively. Our ability to increase our gross margin depends on our ability to expand services by developing innovative monetization models. Our gross margin is also affected by the mix of international and local mobile data connectivity services and PaaS and SaaS services that we provide to our business partners and users. In 2025, we strengthened our offerings of cloud SIM technology, hyper-connectivity solutions and additional value-added services that improve user experience, including the launch of GlocalMe Life solutions, PetPhone and the growing commercial application of our GlocalMe IoT solutions. We continue to grow our GlocalMe Life solutions business and integrate cloud SIM technology and hyper-connectivity solutions into our IoT business. Our expanding products, including our proprietary terminals and third-party devices integrated with GlocalMe Inside, enable a growing number of our customers to enjoy our services anytime and anywhere.

Our ability to improve operational efficiency

Our ability to achieve and maintain profitability is dependent on our ability to improve our operational efficiency and reduce the total operating expenses as a percentage of our revenues. We will continue to enhance our research and development efforts to enhance our cloud SIM technology and architecture, develop and upgrade our products and services, optimize our data traffic usage, and improve data procurement and operational efficiency. Our research and development expenses accounted for 16.4%, 15.5% and 14.0% of our total operating expenses in 2023, 2024 and 2025, respectively. The decrease in research and development expenses was mainly due to the decrease in staff costs. Our cloud SIM architecture and platform have been designed and built to power our growth as we scale to meet demands from our expanding customer base. In addition, our ability to improve operational efficiency depends on our ability to optimize sales and marketing efforts. Currently, we expand our customer base and increase the spending by existing customers through establishing our own brand recognition and exploring more business partners around the globe. We will also utilize the insights we gain from data analytics to guide our operational activities to improve efficiency.

Further penetration into international markets

Leveraging on the local operation knowledge and established brand names of our business partners, we are able to penetrate into different markets and regions effectively, accelerating the adoption of our products and services on a global scale. We promote our products and services through a variety of online and offline marketing and promotional activities, as well as global exhibitions to enhance market exposure. Additionally, we have signed cooperation agreements with North America’s largest airport retail channels to make our products widely available across airport retail locations in North America. We believe our global opportunity is significant, and we will continue to expand our data connectivity services in selected local markets by collaborating with local business partners under uCloudlink 2.0 model.

Key Components of Results of Operations

Revenues

We generate revenues from services and sales of products. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues:
Revenues from services
—Data connectivity services	46,745	54.6	47,639	52.0	47,810	58.7
International data connectivity services	37,928	44.3	39,513	43.1	41,113	50.5
Local data connectivity services	8,817	10.3	8,126	8.9	6,697	8.2
—PaaS and SaaS services	10,425	12.2	11,293	12.3	11,112	13.6
—Others	1,400	1.6	1,070	1.2	2,138	2.6
Revenues from services	58,570	68.4	60,002	65.5	61,060	75.0
Sales of products
—Sales of terminals	24,369	28.5	22,246	24.3	19,526	24.0
—Sales of data related products	2,150	2.5	8,417	9.2	134	0.2
—Others	487	0.6	970	1.0	729	0.9
Sales of products	27,006	31.6	31,633	34.5	20,389	25.0
Total revenues	85,576	100.0	91,635	100.0	81,449	100.0

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

In 2023, 2024 and 2025, we generated most of our data connectivity services revenues from our international data connectivity services under uCloudlink 1.0 model.

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

Sales of terminals. We generate revenues from selling hardware terminals, including GlocalMe portable Wi-Fi terminals, GlocalMe Life products, PetPhone products, IoT modules, and other smart devices with GlocalMe Inside installed to enterprise and retail users and business partners, which is part of our strategy to drive revenues from services, including data connectivity services, PaaS and SaaS services and other services.

Sales of data related products. We generate revenues from selling SIM cards with prepaid data packages that can be used outside of mainland China, which may effectively help us grow our user base and data usage among travelers and cross-sell our other products and services.

Geographic Distribution

In terms of revenue contribution, mainland China, Japan, Hong Kong, Taiwan, North America, Southeast Asia and Europe are the top geographies according to the location of customers, which contributed 13.0%, 43.4%, 1.9%, 1.0%, 28.1%, 5.4% and 4.9% of our total revenues in 2023, respectively, contributed 24.0%, 47.4%, 2.2%, 1.7%, 13.8%, 4.9% and 4.5% in 2024, respectively, and contributed 31.5%, 37.8%, 5.4%, 0.9%, 13.6%, 5.2% and 4.6% in 2025, respectively.

Cost of revenues

The following table sets forth the components of our cost of revenues by amounts and percentages of cost of revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues:
Cost of services	(24,318)	55.8	(23,503)	49.7	(25,639)	66.1
Cost of products sold	(19,293)	44.2	(23,771)	50.3	(13,127)	33.9
Total cost of revenues	(43,611)	100.0	(47,274)	100.0	(38,766)	100.0

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

Gross profit and gross margin

Our overall gross profits were US$42.0 million, US$44.4 million and US$42.7 million, representing overall gross margins of 49.0%, 48.4% and 52.4% in 2023, 2024 and 2025, respectively. Specifically, our gross profits on services were US$34.3 million, US$36.5 million and US$35.4 million, corresponding to 58.5%, 60.8% and 58.0% gross margins relating to services, in 2023, 2024 and 2025, respectively. Our gross profits on sales of products were US$7.7 million, US$7.9 million and US$7.3 million, corresponding to 28.6%, 24.9% and 35.6% gross margins relating to sales of products, in 2023, 2024 and 2025, respectively.

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

Operating expenses

The following table sets forth the principal components of our operating expenses by amounts and percentages of our total operating expenses for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Operating expenses:
Research and development expenses	(6,456)	16.4	(6,198)	15.5	(4,868)	14.0
Sales and marketing expenses	(14,304)	36.3	(19,926)	49.8	(23,986)	69.1
General and administrative expenses	(17,118)	43.5	(15,947)	39.9	(12,577)	36.2
Other (expense)/income, net	(1,500)	3.8	2,095	(5.2)	6,714	(19.3)
Total operating expenses	(39,378)	100.0	(39,976)	100.0	(34,717)	100.0

Research and Development expenses. Research and development expenses consist primarily of salaries, benefits for research and development personnel and share-based compensation, materials, mobile terminals testing and certification expenses, general expenses and depreciation expenses associated with research and development activities.

Sales and marketing expenses. Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation, sales commissions and other related incidental expenses that are incurred in connection with sales and marketing activities.

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

Hong Kong

Under the current Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), starting from the year of assessment 2018/2019 onwards, our subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2.0 million; and 16.5% on any part of assessable profits over HK$2.0 million. For the years of assessment 2023/2024 and 2024/2025, our subsidiaries in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income (on any part of assessable profits over HK$2.0 million) generated from operations in Hong Kong. Additionally, payments of dividends by our subsidiary incorporated in Hong Kong to the Company is not subject to any withholding tax in Hong Kong. Under the 2026-2027 Budget announced by the Financial Secretary of Hong Kong on 25 February 2026, further tax measures were proposed. These measures include, without limitation: a one-off reduction of profits tax, salaries tax and tax under personal assessment for the year of assessment 2025/2026 by 100%, subject to a ceiling of HK$3,000 per case.

With effect from 1 January 2025, Hong Kong has implemented the OECD/G20 Base Erosion and Profit Shifting (“BEPS”) 2.0 Pillar Two global minimum tax framework pursuant to the Inland Revenue (Amendment) (Minimum Tax for Multinational Enterprise Groups) Ordinance 2025 (“Ordinance”), gazetted on 6 June 2025. The Ordinance introduces a Hong Kong Minimum Top-up Tax (“HKMTT”) and an Income Inclusion Rule (“IIR”), both effective retroactively from 1 January 2025. The Undertaxed Profits Rule (“UTPR”) has been deferred pending further study. The HKMTT and IIR apply to multinational enterprise (“MNE”) groups with consolidated annual revenues of EUR 750 million or more in at least two of the four preceding fiscal years, subject to certain exclusions. All OECD-approved safe harbours are available to reduce the compliance burden. Compliance obligations include the filing of an annual top-up tax notification and an annual top-up tax return. The Inland Revenue Department launched the first phase of its Pillar Two Portal on 19 January 2026 to facilitate compliance. If we are or become part of an in-scope MNE group, the HKMTT and IIR may materially affect our tax provisioning and compliance obligations.

Mainland China

Generally, our mainland China subsidiaries, former VIEs and their subsidiaries are subject to enterprise income tax on their taxable income in mainland China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under mainland China’s tax laws and accounting standards.

Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink qualified as national high and new technology enterprises in 2017, which are entitled to preferential tax rate to 15%. Their high and new technology enterprises status is renewed and set to expire on October 16, 2026. In addition, Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink enjoy other tax preferences.

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. According to the Announcement of State Taxation Administration on the Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which came into effect on 1 January 2020, non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us and any tax we are required to pay could have a material adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenues
Revenues from services	58,570	68.4	60,002	65.5	61,060	75.0
Sales of products	27,006	31.6	31,633	34.5	20,389	25.0
Total revenues	85,576	100.0	91,635	100.0	81,449	100.0
Cost of revenues
Cost of services	(24,318)	(28.4)	(23,503)	(25.7)	(25,639)	(31.5)
Cost of products sold	(19,293)	(22.6)	(23,771)	(25.9)	(13,127)	(16.1)
Total cost of revenues	(43,611)	(51.0)	(47,274)	(51.6)	(38,766)	(47.6)
Gross profit	41,965	49.0	44,361	48.4	42,683	52.4
Operating expenses:
Research and development expenses(1)	(6,456)	(7.5)	(6,198)	(6.8)	(4,868)	(6.0)
Sales and marketing expenses(1)	(14,304)	(16.7)	(19,926)	(21.7)	(23,986)	(29.4)
General and administrative expenses(1)	(17,118)	(20.0)	(15,947)	(17.4)	(12,577)	(15.4)
Other (expense)/income, net	(1,500)	(1.8)	2,095	2.3	6,714	8.2
Income from operations	2,587	3.0	4,385	4.8	7,966	9.8
Interest income	70	0.1	227	0.2	68	0.1
Interest expenses	(133)	(0.2)	(196)	(0.2)	(196)	(0.2)
Income before income tax	2,524	2.9	4,416	4.8	7,838	9.6
Income tax expenses	(70)	(0.1)	(68)	(0.0)	(1,525)	(1.9)
Share of profit/(loss) in equity method investment, net of tax	357	0.5	210	0.2	(12)	(0.0)
Net income	2,811	3.3	4,558	5.0	6,301	7.7

Note:

(1)	Share-based compensation was US$3.3 million, US$1.2 million and US$1.0 million in 2023, 2024 and 2025, respectively. Share-based compensation in 2023, 2024 and 2025 mainly includes restricted share units and share options granted to our employees, directors, and other consultants. As of December 31, 2025, there was US$0.6 million of unrecognized share-based compensation expense related to granted restricted share units and share options.

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues decreased by 11.1% from US$91.6 million in 2024 to US$81.4 million in 2025.

Revenues from Services. Our revenues from services increased by 1.8% from US$60.0 million in 2024 to US$61.0 million in 2025, which was primarily attributable to an increase of US$1.1 million in other revenues from services, which encompasses items such as SIM card resale service fees and advertising revenue.

●	Our revenues from data connectivity services increased by 0.4% from US$47.6 million in 2024 to US$47.8 million in 2025. This increase was primarily attributable to an increase in revenues from international data connectivity services from US$39.5 million in 2024 to US$41.1 million in 2025, as the recovery of international travel continues, which was partially offset by a decrease in revenues from local data connectivity services from US$8.1 million in 2024 to US$6.7 million in 2025, due to business adjustments made by certain customers.

●	Our revenues from PaaS and SaaS services decreased by 1.6% from US$11.3 million in 2024 to US$11.1 million in 2025.

Sales of Products. Our revenues from sales of products decreased by 35.5% from US$31.6 million in 2024 to US$20.4 million in 2025, which was primarily due to decreases in the sales of data related products and sales of terminals.

●	Our revenues from sales of terminals decreased by 12.2% from US$22.2 million in 2024 to US$19.5 million in 2025.

●	Our revenues from sales of data related products decreased by 98.4% from US$8.4 million in 2024 to US$0.1 million in 2025 due to the decreasing demand from certain customers.

Cost of revenues

Our cost of revenues decreased by 18.0% from US$47.2 million in 2024 to US$ 38.7 million in 2025. The decrease was due to a decrease in cost of products sold, which was partially offset by an increase in cost of services.

●	Our cost of products sold decreased by 44.8% from US$23.7 million in 2024 to US$13.1 million in 2025, which was in line with the decrease in revenues from sales of products.

●	Our cost of services increased by 9.1% from US$23.5 million in 2024 to US$25.6 million in 2025.

Gross profit and margin

As a result of the foregoing, our total gross profit decreased from US$44.4 million in 2024 to US$42.7 million in 2025. Our gross margin increased from 48.4% in 2024 to 52.4% in 2025.

Operating expenses

Research and development expenses. Our research and development expenses decreased by 21.5% from US$6.2 million in 2024 to US$4.9 million in 2025. The decrease was primarily due to a decrease of US$1.3 million in staff costs.

Sales and marketing expenses. Our sales and marketing expenses increased by 20.4% from US$19.9 million in 2024 to US$24.0 million in 2025. The increase was primarily due to increases of US$1.8 million in promotion fees, US$1.3 million in service fees, US$0.4 million in operating lease payments and US$0.4 million in exhibition expenses.

General and administrative expenses. Our general and administrative expenses decreased by 21.1% from US$15.9 million in 2024 to US$12.5 million in 2025. The decrease was primarily due to decreases of US$2.3 million in professional service fees and US$1.3 million in staff costs.

Income from operations

As a result of the foregoing, we had income from operations of US$8.0 million in 2025, compared to US$4.4 million in 2024.

Interest expenses

Our interest expenses remained at US$0.2 million in 2025 compared to 2024.

Net income

As a result of the foregoing, we had net income of US$6.3 million in 2025, compared to US$4.6 million in 2024.

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

Basis of Consolidation

The consolidated financial statements include the financial statements of us and our subsidiaries. All transactions and balances among us and our subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net cash generated from operating activities	6,507	9,186	3,208
Net cash used in investing activities	(240)	(3,758)	(1,028)
Net cash generated from financing activities	2,509	1,732	122
Increase in cash and cash equivalents	8,776	7,160	2,302
Effect of exchange rates on cash and cash equivalents	(326)	(474)	472
Cash and cash equivalents at beginning of year	14,921	23,371	30,057
Cash and cash equivalents at end of year	23,371	30,057	32,831

To date, we have financed our operating and investing activities through cash generated by equity and equity-linked financing activities, including proceeds from our initial public offering, and borrowings from financial institutions.

We have the following borrowings:

●	In January 2023, we obtained an eleven-month short-term bank borrowing of RMB6.0 million (US$0.9 million) from a commercial bank, bearing interest at a rate of 3.85% per annum. As of December 31, 2023, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In January 2023, we obtained a one-year short-term bank borrowing of RMB6.0 million (US$0.9 million) from a commercial bank, bearing interest at a rate of 3.85% per annum. As of December 31, 2023, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In February 2023, we obtained a three-month short-term bank borrowing of RMB5.6 million (US$0.8 million) from a commercial bank, bearing interest at a rate of 5.55% per annum. As of December 31, 2023, the outstanding balance of this loan was nil. We have fully repaid the loan.

●	In April 2023, we obtained an eleven-month short-term bank borrowing of RMB5.0 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 4.12% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB5.0 million (US$0.7 million) and nil, respectively. We have fully repaid the loan.

●	In September 2023, we obtained a one-year short-term bank borrowing of RMB5.0 million (US$0.7 million) from a commercial bank, bearing interest at a rate of 3.55% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB5.0 million (US$0.7 million) and nil, respectively. We have fully repaid the loan.

●	In October 2023, we obtained a one-year short-term bank borrowing of RMB4.0 million (US$0.6 million) from a commercial bank, bearing interest at a rate of 3.2% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB3.8 million (US$0.5 million) and nil, respectively. We have fully repaid the loan.

●	In October 2023, we obtained a one-year short-term bank borrowing of RMB6.0 million (US$0.8 million) from a commercial bank, bearing interest at a rate of 3.2% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB5.8 million (US$0.8 million) and nil, respectively. We have fully repaid the loan.

●	In December 2023, we obtained a one-year short-term borrowing of RMB10.0 million (US$1.4 million) from a third-party financial institute, with patents pledged by us, bearing interest at a rate of 4.9% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB10.0 million (US$1.4 million) and nil, respectively. We have fully repaid the loan.

●	In December 2023, we obtained a one-year short-term borrowing of RMB8.0 million (US$1.1 million) from a third-party financial institute, with a patent pledged by us, bearing interest at a rate of 4.96% per annum. As of December 31, 2023 and 2024, the outstanding balance of this loan was RMB8.0 million (US$1.1 million) and nil, respectively. We have fully repaid the loan.

●	In January 2024, we obtained a one-year short-term bank borrowing of RMB2.0 million (US$0.3 million) from a commercial bank, bearing interest at a rate of 3.1% per annum. As of December 31, 2024 and 2025, the outstanding balance of this loan was RMB2.0 million (US$0.3 million) and nil, respectively. We have fully repaid the loan.

●	In September 2024, we obtained a one-year short-term bank borrowing of RMB8.0 million (US$1.1 million) from a commercial bank, bearing interest at a rate of 3.1% per annum. As of December 31, 2024 and 2025, the outstanding balance of this loan was RMB8.0 million (US$1.1 million) and nil, respectively. We have fully repaid the loan.

●	In November 2024, we obtained a one-year short-term bank borrowing of RMB12.7 million (US$1.8 million) from a commercial bank, bearing interest at a rate of 3.17% per annum. As of December 31, 2024 and 2025, the outstanding balance of this loan was RMB12.7 million (US$1.8 million) and nil, respectively. We have fully repaid the loan.

●	In November 2024, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.4 million) from a commercial bank, bearing interest at a rate of 3.1% per annum. As of December 31, 2024 and 2025, the outstanding balance of this loan was RMB10.0 million (US$1.4 million) and nil, respectively. We have fully repaid the loan.

●	In December 2024, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.4 million) from a commercial bank, bearing interest at a rate of 3.0% per annum. As of December 31, 2024 and 2025, the outstanding balance of this loan was RMB10.0 million (US$1.4 million) and nil, respectively. We have fully repaid the loan.

●	In December 2024, we obtained a one-year short-term bank borrowing of RMB7.3 million (US$1.0 million) from a commercial bank, bearing interest at a rate of 3.17% per annum. As of December 31, 2024 and 2025, the outstanding balance of this loan was RMB7.3 million (US$1.0 million) and nil, respectively. We have fully repaid the loan.

●	In February 2025, we obtained a one-year short-term bank borrowing of RMB9.0 million (US$1.3 million) from a commercial bank, bearing interest at a rate of 2.9% per annum. As of December 31, 2025, the outstanding balance of this loan was RMB9.0 million (US$1.3 million).

●	In November 2025, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.4 million) from a commercial bank, bearing interest at a rate of 2.7% per annum. As of December 31, 2025, the outstanding balance of this loan was RMB10.0 million (US$1.4 million).

●	In December 2025, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.4 million) from a commercial bank, bearing interest at a rate of 2.6% per annum. As of December 31, 2025, the outstanding balance of this loan was RMB10.0 million (US$1.4 million).

●	In December 2025, we obtained a one-year short-term bank borrowing of RMB10.0 million (US$1.4 million) from a commercial bank, bearing interest at a rate of 2.4% per annum. As of December 31, 2025, the outstanding balance of this loan was RMB10.0 million (US$1.4 million).

●	In September 2025, we obtained a two-year bank borrowing of RMB6.0 million (US$8.5 million) from a commercial bank, bearing interest at a rate of 3.2% per annum. As of December 31, 2025, the outstanding balance of this loan was RMB5.9 million (US$8.4 million).

●	In December 2025, we obtained a twenty-one-month bank borrowing of RMB6.0 million (US$8.5 million) from a commercial bank, bearing interest at a rate of 3.1% per annum. As of December 31, 2025, the outstanding balance of this loan was RMB6.0 million (US$8.5 million).

As of December 31, 2023, 2024 and 2025, our cash and cash equivalents were US$23.4 million, US$30.1 million and US$32.8 million, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash held at bank, and time deposits placed with banks which have original maturities of three months or less.

As of December 31, 2025, US$10.4 million of our cash and cash equivalents was held in U.S. dollars, US$17.7 million was held in Renminbi, US$1.2 million was held in Hong Kong dollars, US$1.4 million was held in Japanese yen, and US$2.1 million was held in other currencies. As of December 31, 2025, 46.5% of our cash and cash equivalents were held in mainland China.

We believe that our current cash and cash equivalents, together with anticipated cash flows, will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We had net cash generated from operating activities of US$6.5 million, US$9.2 million and US$3.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, we had cash and cash equivalents of US$32.8 million and short-term investments of US$13.3 million. We may decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

As of December 31, 2023, 2024 and 2025, we had US$7.6 million, US$8.7 million and US$13.3 million other investments, respectively. Other investments mainly included the followings:

●	In June 2020, we made an investment in an investment fund representing ownership interest in an entity, for which the underlying assets were comprised of debt and equity securities for a cash consideration of US$15 million. We classify this current investment as an equity security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the investment fund. The fair value of this investment was US$7.6 million, US$8.7 million and US$13.3 million as of December 31, 2023, 2024 and 2025, respectively.

●	In June 2020, we made an investment in an investment product for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures for a cash consideration of US$17 million with a period of three years. We classify this non-current investment as a debt security, measured and recorded at fair value on a recurring basis based on the quoted transaction price by the asset management company. The fair value of this investment was US$12.0 million and US$4.6 million as of December 31, 2021 and 2022, respectively. In December 2023, we fully redeemed this investment and received US$1.3 million.

Our accounts receivable represent primarily accounts receivable from customers and business partners to whom we rendered services or sold products. As of December 31, 2023, 2024 and 2025, our accounts receivable, net of allowance for doubtful accounts, were US$6.5 million, US$7.9 million and US$4.4 million, respectively. The increase from 2023 to 2024 was primarily attributable to the increase in services we provided and products we sold, and the decrease from 2024 to 2025 was mainly due to the decrease in sales of products. Our accounts receivable turnover days remained relatively stable, at 26.6 days in 2023, 28.6 days in 2024, and 27.6 days in 2025. Accounts receivable turnover days for a given period are equal to average balances of accounts receivable, net of allowance for doubtful accounts, at the beginning and the end of the period divided by revenues during the period and multiplied by the number of days during the period.

Our accounts payable represent primarily accounts payable to hardware suppliers and mobile data allowance providers. As of December 31, 2023, 2024 and 2025, our accounts payable were US$5.3 million, US$7.4 million and US$7.2 million, respectively. The increase from 2023 to 2025 was primarily due to our payment arrangements with suppliers. Our accounts payable turnover days decreased slightly from 50.8 days in 2023 to 49.3 days in 2024, but increased to 68.9 days in 2025, primarily due to our payment arrangements with suppliers. Accounts payable turnover days for a given period are equal to average accounts payable balances at the beginning and the end of the period divided by total cost of revenues during the period and multiplied by the number of days during the period.

In utilizing the proceeds we received from our initial public offering, we may make additional capital contributions to our mainland China subsidiaries, establish new subsidiaries in mainland China and make capital contributions to these new mainland China subsidiaries, make loans to our mainland China subsidiaries, or acquire offshore entities with operations in mainland China in offshore transactions. However, most of these uses are subject to mainland China’s regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Mainland China’s regulation of loans to and direct investment in mainland China entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of any financing outside mainland China to make loans to or make additional capital contributions to our mainland China subsidiaries (including the former VIEs), which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating Activities

Net cash generated from operating activities in 2025 was US$3.2 million. The difference between net cash generated from operating activities and net income of US$6.3 million in the same period was primarily due to (i) the decrease of US$6.3 million in accrued expenses, accounts payable and other liabilities, (ii) US$4.6 million of gains of fair value on other investments, and (iii) the increase of US$3.0 million in inventories, partially offset by (i) the decrease of US$3.5 in accounts receivable, (ii) US$2.7 million of depreciation of property and equipment, (iii) the decrease of US$2.7 in contract liabilities, (iv) US$1.0 million of share-based compensation expenses, and (v) US$0.8 million of provision for bad debts.

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

Investing Activities

Net cash used in investing activities in 2025 was US$1.0 million, primarily due to the purchase of property and equipment of US$0.9 million.

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

Financing Activities

Net cash generated from financing activities in 2025 was US$0.1 million, primarily due to proceeds from bank borrowings of US$7.2 million, which was partially offset by repayment of bank borrowings of US$7.1 million.

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

Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures, contractual obligations and commitments. We intend to fund our existing and future material cash requirements with our existing cash balance, cash from operating activities, financing from investors and borrowing from external sources. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations as of December 31, 2025:

	Payment due by December 31,
	Total	2026	2027	2028	2029 and thereafter
	(US$ in thousands)
Operating lease obligations(1)	2,134	1,507	439	150	38
Purchase obligations for purchase of data	9,071	5,109	2,368	1,594	-
Short term borrowings	5,549	5,549	-	-	-
Long term borrowings	1,690	68	1,622	-	-
Interest on borrowings	196	160	36	-	-
Total	18,640	12,393	4,465	1,744	38

Note:

(1)	Operating lease obligations consist of the obligations under non-cancellable operating lease agreements covering various facilities.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of intangible assets, property and equipment. Our capital expenditures were US$2.1 million, US$4.0 million and US$1.0 million in 2023, 2024 and 2025, respectively. The increase in capital expenditure from 2023 to 2024 is primarily due to the increase of Roamingman terminals to support efficient business operation, and the decrease in capital expenditure from 2024 to 2025 reflects the sustained benefits of prior-year capital expenditures, which reduced the need for additional investments in 2025. We intend to fund our future capital expenditures with our existing cash balance, cash from operating activities, financing from investors and borrowing from external sources. We will continue to make capital expenditures to meet the expected growth of our business.

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

Holding Company Structure

UCLOUDLINK GROUP INC. is a holding company with no material operations of its own. We have conducted our operations in mainland China primarily through our mainland China subsidiaries (including the former VIEs and their subsidiaries). As a result, UCLOUDLINK GROUP INC.’s ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with mainland China’s accounting standards and regulations. Under the laws of mainland China, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries may allocate a portion of their after-tax profits based on mainland China’s accounting standards to discretionary surplus funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Some of our mainland China subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds or general risk reserves.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. Our ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. We have provided a full valuation allowance for the deferred tax assets as of December 31, 2023, 2024 and 2025, as management is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2023, 2024 and 2025, we had net operating loss carryforwards of approximately US$129.7 million, US$130.5 million and US$132.4 million, respectively, which arose from the subsidiaries established in Hong Kong and mainland China. As of December 31, 2023, 2024 and 2025, we do not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, we have provided full valuation allowance on the related deferred tax assets.

According to the Circular on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2025, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2026 to 2035, if unused.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Chaohui Chen	58	Director and Chief Executive Officer
Zhiping Peng	58	Chairman of the Board of Directors
Hope Ni	53	Independent Director
Ying Kong	66	Independent Director
Yimeng Shi	53	Chief Financial Officer
Wen Gao	56	Chief Strategy Officer
Zhihui Gong	56	Chief Technology Officer

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

Ms. Hope Ni has served as our independent director since June 2020. Ms. Ni currently serves as an independent director of Acotec Scientific Holdings Limited (HKEX: 6669), Visen Pharmaceuticals (HKEX 02561), and Zhihu Inc. (NYSE: ZH). From June 2020 to June 2022, she served as a non-executive director of Ingdan, Inc. (HKEX: 0400), previously known as Cogobuy Group, and prior to that, she served as an executive director of Ingdan, Inc. from 2015 to 2020. Previously, Ms. Ni worked as a practicing attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Hong Kong. Earlier in her career, Ms. Ni worked at Merrill Lynch’s investment banking division in New York. Ms. Ni received a J.D. degree from University of Pennsylvania Law School in 1998 and a bachelor’s degree in applied economics and business management from Cornell University in 1994.

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

Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of US$2.3 million in cash to our executive officers, and paid US$110 thousand in cash to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers except US$514 thousand of education benefit in cash for the children of our non-independent directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Amended and Restated 2018 Stock Option Scheme

In December 2018, our shareholders and board of directors approved the 2018 Stock Option Scheme to attract and retain the best available personnel, provide additional incentives to employees and directors, and promote the success of our business. In July 2019, our shareholders and board of directors further restated and amended the 2018 Stock Option Scheme and adopted the Amended and Restated 2018 Stock Option Scheme, or the 2018 Plan, pursuant to which we may grant awards to our directors, officers and employees. The 2018 Plan was amended from time to time. The maximum aggregate number of ordinary shares that may be issued under 2018 Plan is 40,147,720 ordinary shares. As of February 28, 2026, options to purchase a total of 16,729,060 ordinary shares are outstanding under the 2018 Plan.

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

Amended and Restated 2019 Share Incentive Plan

In July 2019, our shareholders and board of directors approved the 2019 Share Incentive Plan, as amended in 2021, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants. The 2019 Share Plan was amended from time to time. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards will initially be 23,532,640 shares, which will be increased by a number equal to 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year on the first day of each fiscal year, commencing with the fiscal year ended December 31, 2020, if determined and approved by the board of directors for the relevant fiscal year. As of February 28, 2026, the maximum number of issuable shares under the 2019 Plan was 40,436,574, while 140,000 options had been granted and outstanding under the 2019 Plan, and 8,251,340 restricted share units had been granted and outstanding under the 2019 Plan.

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

The following table summarizes, as of February 28, 2026, the number of ordinary shares underlying outstanding options that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Chaohui Chen	950,000	0.5000	April 27, 2020	April 27, 2027 – April 27, 2031
Zhiping Peng	950,000	0.5000	April 27, 2020	April 27, 2027 – April 27, 2031
Hope Ni	—	—	—	—
Ying Kong	—	—	—	—
Yimeng Shi	2,700,000	0.5000	December 31, 2018 – April 27, 2020	April 27, 2027 – December 31, 2031
Wen Gao	—	—	—	—
Zhihui Gong	1,100,000	0.5000	December 31, 2018	December 31, 2030
All directors and executive officers as a group	5,700,000	0.5000	December 31, 2018 – April 27, 2020	April 27, 2027 – December 31, 2031

The following table summarizes, as of February 28, 2025, the number of outstanding restricted share units that we have granted to our directors and executive officers.

Name	Ordinary Shares Underlying Restricted Share Unites	Date of Grant
Chaohui Chen	2,545,880	August 30, 2022 – January 31, 2026
Zhiping Peng	2,268,200	August 30, 2022 – January 31, 2026
Hope Ni	85,000	August 30, 2022 – May 31, 2025
Ying Kong	85,000	August 30, 2022 – May 31, 2025
Yimeng Shi	1,337,720	August 30, 2022 – January 31, 2026
Wen Gao	832,890	August 30, 2022 – January 31, 2026
Zhihui Gong	492,170	August 30, 2022 – January 31, 2026
All directors and executive officers as a group	7,646,860	August 30, 2022 – January 31, 2026

As of February 28, 2026, our employees and consultants other than our directors and executive officers as a group held outstanding options to purchase 11,169,060 ordinary shares, with exercise prices ranging from US$0.5 to US$0.8 per share. As of February 28, 2026, our employees and consultants other than our directors and executive officers as a group held outstanding restricted share units equivalent to 604,480 ordinary shares.

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

Board Diversity Matrix (As of February 28, 2026)

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

We had a total of 393, 404 and 429 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Function	Number of Employees
Research and Development	162
Business Development, Sales and Marketing	180
Administration and Management	87
Total	429

Our success depends on our ability to attract, motivate, train and retain qualified personnel. The average age of our employees is around 36 and 73.7% of our employees have obtained bachelor’s degrees. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of February 28, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding shares.

The calculations in the table below are based on 258,849,520 Class A ordinary shares and 122,072,980 Class B ordinary shares outstanding as of February 28, 2026.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Beneficial Ownership	% of Aggregate Voting Power***
	Number	Number	Number	%	%
Directors and Executive Officers*:
Chaohui Chen(1)	15,583,430	61,346,560	76,929,990	20.1	44.8
Zhiping Peng(2)	13,525,490	60,726,420	74,251,910	19.4	44.2
Hope Ni(3)	145,000	—	145,000	0.04	0.01
Ying Kong(4)	145,000	—	145,000	0.04	0.01
Yimeng Shi(5)	5,118,210	—	5,118,210	1.3	0.2
Wen Gao(6)	13,032,420	—	13,032,420	3.4	0.6
Zhihui Gong(7)	1,755,320	—	1,755,320	0.5	0.1
All Directors and Executive Officers as a Group	49,304,870	122,072,980	171,377,850	44.3	89.7
Principal Shareholders:
MediaPlay Limited(1)	—	61,346,560	61,346,560	16.1	44.0
AlphaGo Robot Limited(2)	—	60,726,420	60,726,420	15.9	43.6
Entities affiliated with Cash Capital(8)	37,405,580	—	37,405,580	9.8	1.8
Entities affiliated with China International Capital Corporation Limited(9)	19,662,570	—	19,662,570	5.2	0.9

Notes:

*	Except as indicated otherwise, the business address of our directors and executive officers is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 15 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 61,346,560 Class B ordinary shares held by MediaPlay Limited, a British Virgin Islands company, (ii) 2,994,710 Class A ordinary shares held by Mr. Chaohui Chen, (iii) 950,000 Class A ordinary shares Mr. Chaohui Chen has the right to acquire upon exercise of options within 60 days after February 28, 2026, (iv) 371,005 ADSs, representing 3,710,050 Class A ordinary shares directly held by Mr. Chaohui Chen, and (v) 7,928,670 Class A ordinary shares (including those in the form of ADSs) beneficially owned by certain of our current and former employees and consultants who have granted an irrevocable voting proxy for all or certain shares beneficially owned by them to Mr. Chaohui Chen. MediaPlay Limited is wholly owned by Brilliant Topaz Holding Limited, a British Virgin Islands company. Brilliant Topaz Holding Limited is wholly owned by Chen Family Evergreen Trust, a trust established for the benefit of Mr. Chaohui Chen and his family. Mr. Chaohui Chen is the settlor and investment advisor of Chen Family Evergreen Trust, and has the power to direct the disposition and voting of the shares held by Chen Family Evergreen Trust. The registered address of MediaPlay Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. Certain current and former employees have granted an irrevocable voting proxy for all shares beneficially owned by them to Mr. Chaohui Chen. In addition, certain employees and consultants and an officer who hold share incentive awards under our share incentive plans have granted an irrevocable voting proxy for the shares issuable to them pursuant to the awards to Mr. Chaohui Chen.

(2)	Represents (i) 60,726,420 Class B ordinary shares held by AlphaGo Robot Limited, a British Virgin Islands company, (ii) 2,686,630 Class A ordinary shares held by Mr. Zhiping Peng, (iii) 950,000 Class A ordinary shares Mr. Zhiping Peng has the right to acquire upon exercise of options within 60 days after February 28, 2026, (iv) 495,736 ADSs, representing 4,957,360 Class A ordinary shares directly held by Mr. Zhiping Peng, and (vi) 4,931,500 Class A ordinary shares held by one of our beneficial owners, who have granted an irrevocable voting proxy for 4,931,500 Class A ordinary shares beneficially owned by them to Mr. Zhiping Peng, and appointed Mr. Zhiping Peng as lawful attorney-in-fact. AlphaGo Robot Limited is wholly owned by Bright Topaz Holding Limited, a British Virgin Islands company. Bright Topaz Holding Limited is wholly owned by Harmony Peng Trust, a trust established for the benefit of Mr. Zhiping Peng and his family. Mr. Zhiping Peng is the settlor and investment advisor of Harmony Peng Trust, and has the power to direct the disposition and voting of the shares held by Harmony Peng Trust. The registered address of AlphaGo Robot Limited is Ritter House, Wickhams Cay II, Road Town, Tortola, British Virgin Islands.

(3)	Represents 145,000 Class A ordinary shares held by Ms. Hope Ni. The address of Ms. Hope Ni is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(4)	Represents 145,000 Class A ordinary shares held by Mr. Ying Kong. The address of Mr. Ying Kong is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(5)	Represents (i) 2,418,210 Class A ordinary shares held by Mr. Yimeng Shi, and (ii) 2,700,000 Class A ordinary shares Mr. Yimeng Shi has the right to acquire upon exercise of options within 60 days after February 28, 2026. The address of Mr. Yimeng Shi is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(6)	Represents (i) 11,889,820 Class A ordinary shares held by Talent Wits Limited, a British Virgin Islands company, and (ii) 1,142,600 Class A ordinary shares held by Mr. Wen Gao. Talent Wits Limited is wholly owned by Mr. Wen Gao. The registered address of Talent Wits Limited is Craigmuir Chambers, Road Town Tortola, VG 1110, British Virgin Islands.

(7)	Represents (i) 655,320 Class A ordinary shares held by Mr. Zhihui Gong, and (ii) 1,100,000 Class A ordinary shares Mr. Zhihui Gong has the right to acquire upon exercise of options within 60 days after February 28, 2026. The address of Mr. Zhihui Gong is Unit 2214-Rm1, 22/F, Mira Place Tower A, 132 Nathan Road, Tsim Sha Tsui, Kowloon, Hong Kong.

(8)	Represents (i) 26,309,700 Class A ordinary shares held by Beijing Cash Capital Venture Partners, a PRC limited liability partnership, and (ii) 11,095,880 Class A ordinary shares held by Xizang Guoke Dingyi Investment Center (Limited Partnership), a PRC limited partnership, based on the Schedule 13G filed on February 11, 2021. The general partner of Beijing Cash Capital Venture Partners is CASH Capital (Beijing) Investment Management Co, Ltd. Xizang Guoke Jiahe Investment Management Partners (Limited Partnership), a PRC limited partnership, is the general partner and fund administrator of Xizang Guoke Dingyi Investment Center (Limited Partnership). Lasa Guoke Jiahe Investment Management Co., Ltd., a PRC limited liability company, is the general partner of Xizang Guoke Jiahe Investment Management Partners (Limited Partnership). Lasa Guoke Jiahe Investment Management Co., Ltd. is a wholly-owned subsidiary of CASH Capital (Beijing) Investment Management Co, Ltd. Ge Wang is the legal representative of CASH Capital (Beijing) Investment Management Co, Ltd and a member of the investment committee of Beijing Cash Capital Venture Partners and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to the shares held by Beijing Cash Capital Venture Partners. Ge Wang is also a member of the investment committee of Xizang Guoke Jiahe Investment Management Partners (Limited Partnership) and, in such capacity, Ge Wang may be deemed to have shared voting control and investment discretion with respect to shares held by Xizang Guoke Dingyi Investment Center (Limited Partnership). Hongwu Chen is the general manager of CASH Capital (Beijing) Investment Management Co, Ltd and a member of the investment committee of Beijing Cash Capital Venture Partners and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to shares held by Beijing Cash Capital Venture Partners. Hongwu Chen is also a member of the investment committee of Xizang Guoke Jiahe Investment Management Partners (Limited Partnership) and, in such capacity, Hongwu Chen may be deemed to have shared voting control and investment discretion with respect to the shares held by Xizang Guoke Dingyi Investment Center (Limited Partnership). The registered address of Beijing Cash Capital Venture Partners is No. 710-84, Floor 6, No. 8 Haidian North Two Street, Haidian District, Beijing, People’s Republic of China. The registered address of Xizang Guoke Dingyi Investment Center (Limited Partnership) is Room 6-1, Unit 2, Building 6, Zone B, YGXC Community, No.158 Jinzhu West Road, Chengguan District, Lhasa, People’s Republic of China.

(9)	Represents 19,662,570 Class A ordinary shares beneficially owned by China International Capital Corporation Limited, a PRC company, over which China International Capital Corporation Limited has shared dispositive power as of April 15, 2024, in the form of 1,966,257 ADSs held by CICC Financial Trading Limited, a Hong Kong company. CICC Financial Trading Limited is wholly owned by CICC Financial Holdings Limited, a British Virgin Islands company, which is wholly owned by China International Capital Corporation (International) Limited, a Hong Kong company. China International Capital Corporation (International) Limited is, in turn, wholly owned by China International Capital Corporation Limited. The principal business address of China International Capital Corporation Limited is 9th Floor China World Tower 2, No.1 Jian Guo Men Wai Avenue, Beijing 100004, People’s Republic of China. The principal business address of each of China International Capital Corporation (International) Limited, CICC Financial Holdings Limited and CICC Financial Trading Limited is 29/F, One International Finance Centre, 1. Harbour View Street, Central, Hong Kong. The calculation of China International Capital Corporation Limited’s voting power is based on 19,662,570 Class A ordinary shares, over which China International Capital Corporation Limited has shared voting power, as of April 15, 2024. The above information is based on the Schedule 13G filed by China International Capital Corporation Limited on April 25, 2024. The percentage of beneficial ownership and the percentage of aggregate voting power for China International Capital Corporation Limited are calculated based on the number of our company’s total outstanding shares as of February 28, 2026 and assuming China International Capital Corporation Limited’s shareholding has not change since April 15, 2024.

In July 2019, our founders and certain other members of management and beneficial owners of our company, including Chaohui Chen, Zhiping Peng, Wen Gao, Zhu Tan, Zhigang Du, Zhongqi Kuang, Shubao Pei, Xuesong Ren and Yimeng Shi, entered into a voting agreement, which provided that they should reach a consensus before exercising their voting rights with respect to our shares. The voting agreement was terminated on December 30, 2025.

To our knowledge, as of February 28, 2026, a total of 209,338,610 Class A ordinary shares (including the 72,940.00 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) were held by one record holder in the United States, representing approximately 55.0% of our total outstanding shares. The holder is The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with The Former VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with our Founders and Related Entities

Transactions with Maya. In October 2018, we made an equity investment in a privately-held company, Maya System, Inc., which provides cloud SIM related services in Japan, including sale of products and maintenance. We have significant influence over this company. In 2023, 2024 and 2025, we recognized US$10.8 million, US$5.9 million and US$8.0 million of revenue from provision of data connectivity services, sales of terminals, sales of data related products and other services and products to this company, respectively. In 2023, 2024 and 2025, we purchased US$2 thousand, nil and nil, respectively, of data connectivity service from this company. As of December 31, 2023, 2024 and 2025, we owed US$1.2 million, US$49 thousand and nil, respectively, to this company, consisting of accounts payable, deposits and advances. As of December 31, 2023, 2024 and 2025, we had US$2.9 million, US$2.0 million and US$1.7 million due from this company, respectively.

Transactions with Huaxiang. In April 2019 and September 2020, we made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company, which is an MVNO in mainland China. We have significant influence over this company. In 2023, 2024 and 2025, we recognized US$36 thousand, US$16 thousand and US$43 thousand, respectively, of revenue from provision of sales of terminals, PaaS and SaaS services, and other services to this company. In 2023, 2024 and 2025, we purchased nil, nil and nil, respectively, of data connectivity service from this company. As of December 31, 2023, 2024 and 2025, we owed US$20 thousand, nil and nil to this company. As of December 31, 2023, 2024 and 2025, we had US$2 thousand, US$2 thousand and US$0.4 thousand due from this company.

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

Registration Rights. We have granted certain registration rights to holders of registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. These registration rights was automatically terminated on June 13, 2025.

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

We reached a global settlement with SIMO Holdings Inc. for the series of cases held in both the United States and mainland China. According to the settlement, we and SIMO Holdings Inc. have applied to withdraw all lawsuits initiated by either party. In light of the aforementioned intellectual property litigation experience, our management has permitted us to use our intellectual property rights in key market areas to proactively send warning letters or file intellectual property infringement lawsuits. There were no significant amounts of damages, legal fees or costs occurred in such cases against us in 2025.

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

Restructuring. A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)	is or is likely to become unable to pay its debts; and

(b)	intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs or ordinary shares and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder. This discussion is based upon existing U.S. federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025. While we do not expect to be or become a PFIC in the current or foreseeable taxable years, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In particular, recent fluctuations in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions, and also from the reporting provisions in the case of principal shareholders, contained in Section 16 of the Exchange Act.

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

As of December 31, 2025, we had cash and cash equivalents of US$32.8 million. We had U.S. dollar-denominated cash and cash equivalents of US$10.4 million, RMB-denominated cash and cash equivalents of US$17.7 million, Hong Kong dollar denominated cash and cash equivalents of US$1.2 million, Japanese yen denominated cash and cash equivalents of US$1.4 million, and cash and cash equivalents denominated in other currencies of US$2.1 million. If the U.S. dollar had strengthened or weakened by one percent against RMB, our cash and cash equivalents would have decreased or increased by US$176.6 thousand. If the U.S. dollar had strengthened or weakened by one percent against the Hong Kong dollar, our cash and cash equivalents would have decreased or increased by US$12.1 thousand. If the U.S. dollar had strengthened or weakened by one percent against the Japanese yen, our cash and cash equivalents would have decreased or increased by US$14.4 thousand. If the U.S. dollar had strengthened or weakened by one percent against each of the other currencies in which we held cash and cash equivalents, our cash and cash equivalents would have decreased or increased by US$20.9 thousand.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2025, we do not have investments or borrowings that apply a floating interest rate. We have not been, and do not expect to be, exposed to material interest rate risks, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. For the year ended December 31, 2025, we received reimbursement in the amount of US$0.2 million from the depositary for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, our disclosure controls and procedures were not effective as of December 31, 2025 in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013) and the material weaknesses described below, our management concluded that, as of December 31, 2025, our internal control over financial reporting was not effective.

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

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a non-accelerated filer, as defined under Rule 12b-2 of the Exchange Act, we are not subject to the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (and the SEC rules and regulations thereunder). When these requirements begin to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them.

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

	2024		2025
Audit Fees(1)
Audit Alliance LLP(2)	US$	250,000	US$	250,000
Other Fees(3)		—		—

(1)	“Audit Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit or review of our annual or quarterly financial statements.

(2)	Since May 23, 2022, we engaged Audit Alliance LLP as our independent registered public accounting firm.

(3)	“Other Fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services and other advisory services.

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

The Nasdaq Stock Market Rules require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel has provided a letter to the Nasdaq Stock Market dated June 8, 2021 certifying that, under Cayman Islands law, we are not required to hold annual shareholder meetings. We follow home country practice with respect to annual meetings and did not hold an annual meeting of shareholders in 2025. We will hold shareholder meetings when there are significant issues that require shareholder approval.

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

Part III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of UCLOUDLINK GROUP INC., its subsidiaries and the former VIEs are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document
1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1/A filed with the Securities and Exchange Commission on May 29, 2020 (File No. 333-237990))
2.3	Deposit Agreement dated June 10, 2020, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on November 18, 2020 (File No. 333-250156))
2.4	Third Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
2.5	Voting Agreement between the Registrant and other parties thereto dated July 10, 2019 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
2.6*	Termination Agreement between the Registrant and other parties thereto dated December 30, 2025
2.7	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 29, 2023)
4.1	Amended and Restated 2018 Stock Option Scheme (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.2	Amendment No. 1 to the Amended and Restated 2018 Stock Option Scheme (incorporated herein by reference to Exhibit 10.3 from the Post-Effective Amendment No.1 to registration statement on Form S-8 filed with the Securities and Exchange Commission on January 23, 2025 (File No. 333-250156))
4.3	Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 27, 2022)
4.4	Amendment No. 1 to the Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.4 from the Post-Effective Amendment No.1 to the registration statement on Form S-8 filed with the Securities and Exchange Commission on January 23, 2025 (File No. 333-250156))

4.5	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
4.6	Form of Employment Agreement between the Registrant and its executive officer (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
8.1*	List of Principal Subsidiaries and Affiliated Entities of The Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed with the Securities and Exchange Commission on May 4, 2020 (File No. 333-237990))
11.2	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 27, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP, an independent Registered Public Accounting Firm
15.2*	Consent of Han Kun Law Offices
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 28, 2024)
101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this Annual Report on Form 20-F.

**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
	Name:	Chaohui Chen
	Title:	Director and Chief Executive Officer

Date: March 27, 2026

UCLOUDLINK GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UCLOUDLINK GROUP INC.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UCLOUDLINK GROUP INC. and its subsidiaries (the “Group”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years ended December 31, 2023, 2024 and 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2024 and 2025, and the consolidated results of its operations and its cash flows for each of the years ended December 31, 2023, 2024 and 2025 in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

March 27, 2026

We have served as the Group’s auditor since 2022.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts expressed in thousands of US$, except for number of shares and per share data)

		Years ended December 31,
	Note	2023	2024	2025
Revenues	5	85,576	91,635	81,449
Revenues from services		58,570	60,002	61,060
Sales of products		27,006	31,633	20,389
Cost of revenues		(43,611)	(47,274)	(38,766)
Cost of services		(24,318)	(23,503)	(25,639)
Cost of products sold		(19,293)	(23,771)	(13,127)
Gross profit		41,965	44,361	42,683
Research and development expenses		(6,456)	(6,198)	(4,868)
Sales and marketing expenses		(14,304)	(19,926)	(23,986)
General and administrative expenses		(17,118)	(15,947)	(12,577)
Other (expense)/income, net	6	(1,500)	2,095	6,714
Income from operations		2,587	4,385	7,966
Interest income		70	227	68
Interest expenses		(133)	(196)	(196)
Income before income tax		2,524	4,416	7,838
Income tax expenses	7	(70)	(68)	(1,525)
Share of profit/(loss) in equity method investments, net of tax		357	210	(12)
Net income		2,811	4,558	6,301
Net income attributable to ordinary shareholders of the Company		2,811	4,558	6,301
Net income		2,811	4,558	6,301
Foreign currency translation adjustment		587	(229)	(159)
Total comprehensive income		3,398	4,329	6,142
Net earnings per share attributable to ordinary shareholders of the Company
Basic and diluted	10	0.01	0.01	0.02
Weighted average number of ordinary shares used in computing net earnings per share
Basic and diluted	10	371,726,318	376,344,425	378,546,843

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of US$, except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
Assets
Current assets:
Cash and cash equivalents	11	30,057	32,831
Accounts receivable, net	12	7,880	4,436
Inventories, net	13	1,312	4,378
Prepayments and other assets	14	5,637	4,574
Amounts due from related parties	22	1,971	1,697
Other investments	19	8,703	13,346
Total current assets		55,560	61,262
Non-current assets:
Long-term investments	15	2,011	2,044
Property and equipment, net	16	4,025	2,224
Right-of-use asset, net	17	2,876	1,745
Intangible assets, net	18	507	511
Prepayment	14	—	43
Total non-current assets		9,419	6,567
Total assets		64,979	67,829
Liabilities
Current liabilities:
Short term borrowings	21	6,956	5,549
Current portion of long-term bank borrowings	21	—	68
Accrued expenses and other liabilities	20	25,169	19,343
Accounts payable	20	7,445	7,193
Amounts due to related parties	22	49	—
Contract liabilities		709	3,425
Operating lease liabilities	17	1,853	1,189
Total current liabilities		42,181	36,767
Non-current liabilities:
Long term borrowings	21	—	1,622
Operating lease liabilities	17	1,088	574
Other non-current liabilities		87	58
Total non-current liabilities		1,175	2,254
Total liabilities		43,356	39,021
Commitments and contingencies	23

UCLOUDLINK GROUP INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts expressed in thousands of US$, except for number of shares and per share data)

		As of December 31,
	Note	2024	2025
Shareholders’ equity:
Class A ordinary shares (US$0.00005 par value; 1,700,000,000 shares authorized; 255,898,610 shares issued and outstanding and 258,499,680 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	8, 9	13	13
Class B ordinary shares (US$0.00005 par value; 200,000,000 shares authorized; 122,072,980 shares issued and outstanding and 122,072,980 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	8, 9	6	6
Additional paid-in capital		241,378	242,421
Accumulated other comprehensive income		2,234	2,075
Accumulated losses		(222,008)	(215,707)
Total shareholders’ equity		21,623	28,808
Total liabilities and shareholders’ equity		64,979	67,829

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in thousands of US$, except for number of shares and per share data)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	adjustments	losses	equity
Balance as of January 1, 2023	246,686,120	12	122,072,980	6	236,774	1,876	(229,377)	9,291
Foreign currency translation Adjustment	—	—	—	—	—	587	—	587
Net income for the year	—	—	—	—	—	—	2,811	2,811
Share-based compensation	—	—	—	—	3,314	—	—	3,314
Shares issued upon exercise of employee share options	97,200	—	—	—	49	—	—	49
Issuance of shares upon vesting of Restricted Shares	5,629,400	1	—	—	—	—	—	1
Balance as of December 31, 2023	252,412,720	13	122,072,980	6	240,137	2,463	(226,566)	16,053

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	adjustments	losses	equity
Balance as of January 1, 2024	252,412,720	13	122,072,980	6	240,137	2,463	(226,566)	16,053
Foreign currency translation Adjustment	—	—	—	—	—	(229)	—	(229)
Net income for the year	—	—	—	—	—	—	4,558	4,558
Share-based compensation	—	—	—	—	1,241	—	—	1,241
Issuance of shares upon vesting of Restricted Shares	3,485,890	*	—	—	—	—	—	*
Balance as of December 31, 2024	255,898,610	13	122,072,980	6	241,378	2,234	(222,008)	21,623

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Cumulative translation	Accumulated	Total Shareholders’
	Shares	Amount	Shares	Amount	capital	adjustments	losses	equity
Balance as of January 1, 2025	255,898,610	13	122,072,980	6	241,378	2,234	(222,008)	21,623
Foreign currency translation Adjustment	—	—	—	—	—	(159)	—	(159)
Net income for the year	—	—	—	—	—	—	6,301	6,301
Share-based compensation	—	—	—	—	1,043	—	—	1,043
Cancellation of vested Restricted Shares	(2,000,000)	*	—	—	—	—	—	—
Issuance upon subsequent vesting of Restricted Shares	2,000,000	*	—	—	—	—	—	—
Issuance of shares upon vesting of Restricted Shares	2,601,070	*	—	—	—	—	—	—
Balance as of December 31, 2025	258,499,680	13	122,072,980	6	242,421	2,075	(215,707)	28,808

*	Less than one thousand.

The accompanying notes are an integral part of these consolidated financial statements.

UCLOUDLINK GROUP INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of US$, except for number of shares and per share data)

	Years ended December 31,
	2023	2024	2025
Cash flows from operating activities
Net income	2,811	4,558	6,301
Adjustments to reconcile net income to net cash generated from operating activities
(Reversal)/provision for bad debts	(126)	452	790
Impairment/(reversal) for inventory obsolescence	657	106	(103)
Depreciation of property and equipment	985	2,191	2,680
Amortization of intangible assets	136	137	129
Gains on disposals of property and equipment	(203)	(80)	(104)
Interest expenses	133	196	196
Share-based compensation	3,314	1,241	1,043
Fair value losses/(gains) on other investments	2,748	(1,091)	(4,643)
Share of (profit)/loss in equity method investments	(357)	(210)	12
Foreign currency exchange losses/(gains), net	514	470	(518)
Changes in operating assets and liabilities
Accounts receivable	(390)	(1,812)	3,471
Prepayments and other assets	(1,713)	1,009	379
Inventories	784	766	(2,986)
Accrued expenses, accounts payable and other liabilities	(691)	2,238	(6,304)
Amounts due to related parties	(231)	(1,202)	(49)
Amounts due from related parties	(2,247)	974	274
Contract liabilities	373	(717)	2,716
Other non-current liabilities	(59)	(58)	(29)
Operating lease right-of-use assets	(2,115)	(555)	1,131
Operating lease liabilities	2,184	573	(1,178)
Net cash generated from operating activities	6,507	9,186	3,208
Cash flows from investing activities
Purchase of property and equipment	(2,065)	(3,998)	(924)
Purchase of intangible assets	—	—	(122)
Proceeds from disposal of property and equipment	217	240	225
Dividends received from long-term investment	83	—	—
Decrease in short-term deposit	196	—	—
Proceeds from redemption of other investment	1,329	—	—
Payments for loans to third parties	—	—	(500)
Proceeds from collection of loans to third parties	—	—	293
Net cash used in investing activities	(240)	(3,758)	(1,028)
Cash flows from financing activities
Proceeds from other borrowings	2,541	—	—
Repayments of other borrowings	(34)	(2,504)	—
Proceeds from bank borrowings	5,369	6,988	7,211
Repayments of bank borrowings	(5,416)	(2,752)	(7,089)
Proceeds from exercise of share options	49	—	—
Net cash generated from financing activities	2,509	1,732	122
Increase in cash and cash equivalents	8,776	7,160	2,302
Cash and cash equivalents at beginning of year	14,921	23,371	30,057
Effect of exchange rates on cash and cash equivalents	(326)	(474)	472
Cash and cash equivalents at end of year	23,371	30,057	32,831

Supplemental disclosure of cash flow information:
Interest paid	(133)	(196)	(196)
Cash paid for amounts included in operating lease liabilities	—	(573)	(2,029)
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for operating lease obligations	2,806	2,335	724
Cancellation of vested Restricted Shares	—	—	*
Issuance upon subsequent vesting of Restricted Shares	—	—	*
Issuance of shares upon vesting of Restricted Shares	1	*	*

*	Less than one thousand.

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

(b)	Principal subsidiaries

As of December 31, 2025, the details of the Company’s principal subsidiaries were as follows:

Entity	Place of incorporation	Date of incorporation	Relationship	% of direct or indirect economic ownership	Principal activities
UCLOUDLINK (HK) LIMITED	Hong Kong	2 September 2014	Subsidiary	100%	Holding company
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong	25 October 2010	Subsidiary	100%	Holding company, information technology services and sales of terminals and data related products
Shenzhen Ucloudlink Technology Limited	PRC	9 July 2015	Subsidiary	100%	Technology research and development
Shenzhen uCloudlink Co., Ltd.	PRC	7 June 2018	Subsidiary	100%	Hardware exportation
Beijing uCloudlink Technology Co., Ltd. (“Beijing uCloudlink”)	PRC	29 January 2015	Subsidiary	100%	Holding company
UCLOUDLINK (SINGAPORE) PTE. LTD	Singapore	15 May 2017	Subsidiary	100%	Sales and marketing
UCLOUDLINK (UK) CO. LTD	UK	13 October 2014	Subsidiary	100%	Sales and marketing
Ucloudlink (America), Ltd.	USA	1 August 2016	Subsidiary	100%	Sales and marketing
UCLOUDLINK SDN. BHD	Malaysia	24 August 2017	Subsidiary	100%	Sales and marketing
uCloudlink Japan Co., Ltd.	Japan	7 March 2018	Subsidiary	100%	Sales and marketing
Shenzhen uCloudlink Network Technology Co., Ltd. (“Shenzhen uCloudlink”)	PRC	14 August 2014	Subsidiary	100%	Holder of value-added telecommunications services license, information technology services and sales of terminals and data related products
Beijing uCloudlink New Technology Co., Ltd. (“Beijing Technology”)	PRC	15 November 2014	Subsidiary	100%	Information technology services and sales of terminals and data related products
PT UCLOUDLINK TECHNOLOGIES PMA	Indonesia	27 September 2018	Subsidiary	100%	Sales and marketing
UCLOUDLINK UK LIMITED	UK	24 February 2021	Subsidiary	100%	Sales and marketing
Shenzhen Yulian Cloud Technology Co., Ltd.	PRC	22 February 2022	Subsidiary	100%	Sales and marketing
UCLOUDLINK (VIETNAM) COMPANY LIMITED	Vietnam	7 March 2025	Subsidiary	100%	Sales and marketing
UCLOUDLINK (IRELAND) LIMITED	Ireland	15 September 2025	Subsidiary	100%	Sales and marketing
PetAIVerse Holding Inc.	Cayman Islands	19 November 2025	Subsidiary	100%	Holding company

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

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include legal contingencies, share-based compensation, realization of deferred tax assets, allowance of credit loss, inventories, long term investment, other investment and long live assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

2.3	Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated statements of comprehensive income/loss from the effective date of acquisition or up to the effective date of disposal, as appropriate.

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

2.4	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM, in deciding how to allocate resources and in assessing performance. The Group’s revenue segments have similar economic characteristics and they are managed as a single business unit. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the CODM, which is comprised of the executive directors of the Company, for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group has determined that there is only one reportable operating segment.

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

For data connectivity services from the use of portable Wi-Fi terminals, the Group determines that the arrangement involves the leasing of portable Wi-Fi terminals with data connectivity services embedded. The customer can benefit from this service arrangement on its own, and the service is separately identifiable from other terms in the contract. The transaction price is fixed at contract inception, based on data connectivity service usage under the leasing arrangement. The Group determines that it is the lessor in the arrangement which contains an equipment lease component and a service non-lease component. The Group further determines that lease component is an operating lease under ASC 842, and that the operating lease component and service component are delivered over the same time and pattern. Therefore, the lease income and service income are recognized as data connectivity services revenue evenly over the service period.

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

Data connectivity services offered to customers typically provide unlimited data usage during a fixed period of time (“contract period”), where revenue is recognized ratably on a straight-line basis over the contract period. The Group does not have further performance obligations to the customers after the contract period. The Group also offers data connectivity services where customers are charged service fee based on actual data usage, where revenue is recognized at a point in time as the services are provided to customers.

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

(ii)	Sales of terminals and data related products

The Group generates revenues from selling tangible products, including GlocalMe portable Wi-Fi terminals, GlocalMe life products, PetPhone products and smart devices with GlocalMe Inside (“GMI”) implemented, as well as SIM cards, to enterprise and retail customers and business partners. The transaction price is fixed at contract inception, based on pricing of tangible products, and is not subject to rebates, returns or other variable consideration. The customer can benefit from the good on its own, and the good is separately identifiable from other terms in the contract. Sales of terminals and data related products are recognized at a point in time when control of promised goods is transferred to the customers, which generally occurs upon the acceptance of the goods by the customers.

For sales of Wi-Fi terminals, one gigabyte of free data connectivity service is normally included as a bundle package for the first time purchase of the terminals. There are two separate performance obligations in such bundle sales: the Wi-Fi terminal is a distinct good while the data connectivity service is a distinct service, as it is separately identifiable from other terms in the contract and provides benefit on its own. The Group allocates the transaction price to each distinct performance obligation based on their relative standalone selling prices. The Group then recognizes revenue for each of the distinct performance obligations identified in accordance with the applicable revenue recognition method relevant for that obligation. For revenue related to the Wi-Fi terminals, revenue is recognized at a point in time when the control of the Wi-Fi terminals is transferred. For revenue related to the data connectivity service with unlimited usage, it is recognized ratably on a straight-line basis over the relevant contract period. For revenue related to the data connectivity service with limited usage, it is recognized at a point in time, based on the data connectivity service usage according to the term of the contract.

(iii)	Provision of PaaS or SaaS services

Platform-as-a-Service (PaaS) or Software-as-a-Service (SaaS) mainly consist of fees generated from providing cloud SIM platform as a service to business partners. The Group provides its cloud SIM platform as a service to business partners enabling them to manage their data resources. Business partners using the platform are charged service fees for the use of the cloud SIM platform services. The Group has continuous obligation to ensure the performance of the platform over the service period. The transaction price is fixed at contract inception, based on the pricing of PaaS or SaaS offering, and is not subject to rebates, returns or other variable consideration. The customer can benefit from the good on its own, and the good is separately identifiable from other terms in the contract. Revenue is recognized over time on a straight-line basis over the contract period as business partners simultaneously consume and receive benefits from the service. The Group does not provide any other credit and incentive related to the cloud SIM platform services, therefore there is no variable consideration in the arrangement.

(iv)	Contract balance

Contract liabilities represent the cash collected upfront from the customers for purchase of data connectivity services or purchase of Wi-Fi terminals, while the underlying data connectivity services have not yet been rendered or the Wi-Fi terminals have not been delivered to the customers by the Group, which is included in the presentation of contract liabilities.

Due to the generally short-term duration of the relevant contracts, all performance obligations are satisfied within one year. Where transaction prices for data connectivity services and Wi-Fi terminals are received upfront from the customers, such receipts are recorded as contract liabilities and recognized as revenues over the contract period. The opening balance of contract liabilities from several customers as of January 1, 2023, 2024 and 2025 were US$1,052 thousand, US$1,425 thousand and US$709 thousand. For the years ended December 31, 2023, 2024 and 2025, revenue amounting to US$1,052 thousand, US$1,425 thousand and US$709 thousand were included in the contract liabilities balance at the beginning of the respective year. As of December 31, 2024 and 2025, the balance on contract liabilities of the Group were US$709 thousand and US$3,425 thousand, respectively.

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

Advertising and promotional expenses were US$3,923 thousand, US$7,137 thousand and US$8,927 thousand during the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Company’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred. During the years ended December 31, 2023, 2024 and 2025, contributions to such plan amounting to US$708 thousand, US$917 thousand and US$1,120 thousand respectively, were charged to the consolidated statements of comprehensive income.

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

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2023, 2024 and 2025.

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

From January 1, 2022, the Group adopted Accounting Standards Update (“ASU”) 2016-02, Lease (FASB ASC Topic 842). The adoption of Topic 842 resulted in the presentation of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheet. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. Lastly, the Group elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Right-of-use of assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets for the years ended December 31, 2023, 2024 and 2025.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee and any exercise price under a purchase option that the Group is reasonably certain to exercise. Lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

2.17	Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributable to ordinary shareholders divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, earn out shares, warrants and stock options) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There is no anti-dilutive effect for the years ended December 31, 2023, 2024 and 2025.

2.18	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at banks or online payment platforms, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash and cash equivalents as reported in the consolidated statement of cash flows are presented on the consolidated balance sheet as follows:

	As of December 31,	As of December 31,
(In thousands)	2024	2025
Cash and cash equivalents	30,057	32,831

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.19	Inventories

Inventories primarily consist of raw materials work in progress, and finished goods. Inventory costs include the purchase price and other expenditures that are directly attributable to bringing the inventories to their present location and condition. Cost of inventories are computed using the monthly weighted average cost method. Inventories are written down to estimated net realizable value, which considers historical usage, expected demand, anticipated sales price, and other factors. The Company periodically reviews its inventories for excess or slow-moving items and makes provisions as necessary to properly reflect inventory value. Write downs of US$657 thousand, US$106 thousand and Reversal of inventory obsolescence of US$103 thousand were recorded in cost of revenues in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025 respectively.

2.20	Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2024, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of receivables arising from provision of Data connectivity services, Sales of terminals and data related products and PaaS or SaaS services. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected cred

For the year ended December 31, 2023, the Group reversal provision of expected credit losses of $126. For the years ended December 31, 2024 and 2025, the Group provided expected credit losses against accounts receivable of US$452 thousand and US$790 thousand, respectively.

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

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation expenses are included in cost of services, research and development expenses, general and administrative expenses and sales and marketing expenses. Estimated useful lives are as follows:

Categories	Estimated useful lives
Computers, server & switch and office equipment	5 years
Wi-Fi terminals for data connectivity services	2 years
Leasehold improvement	Over the shorter of lease term or 3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of and comprehensive income.

2.23	Intangible assets

An intangible asset is recognized when it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably. Intangible assets are initially recognized at cost, less any accumulated amortization and any impairment losses. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Categories	Estimated useful lives
Trademarks	10 years
Software	10 years
Licensed copyrights	10 years

2.24	Equity securities without readily determinable fair values

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

No impairment charge of long-lived assets was recorded for the years ended December 31, 2024 and 2025.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

2.	Summary of significant accounting policies (Continued)

2.26	Fair value of financial instruments

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

As of December 31, 2024 and 2025, the carrying values of cash and cash equivalents, accounts receivable, amount due from/to related parties, other investments, accounts payable, accrued expenses and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term nature of these instruments.

For short term borrowing and long-term bank loans, the fair value approximates their carrying value at the year-end as the fair value is estimated by used discounted cash flow, in which interest rates used to discount the bank loans approximate market rates.

2.27	Other investments

The Group’s other investments consist of investment funds of which underlying assets are debt securities and equity securities. These investment funds are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the consolidated statements of comprehensive income.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

3.	Recent accounting pronouncements

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with annual reporting period beginning after December 15, 2029, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its combined financial statements.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

3.	Recent accounting pronouncements (Continued)

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-13, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contracts Effective for fiscal years beginning after December15, 2026. Early adoption permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

4.	Concentration and Risks

(a)	Foreign exchange risk

The revenues and expenses of the Group’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. These restrictions and fluctuations could affect the Company’s ability to access foreign currencies and remit funds outside of the PRC.

(b)	Credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2025, cash and cash equivalents of US$15,265 thousand were deposited in financial institutions in the PRC, and each bank accounts is insured by the PRC government with the maximum limit of RMB500,000 (equivalent US$68,500). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Group’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

5.	Revenues

	Years ended December 31,
(In thousands)	2023	2024	2025
Revenues from services
—Data connectivity services	46,745	47,639	47,810
International data connectivity services	37,928	39,513	41,113
Local data connectivity services	8,817	8,126	6,697
—PaaS and SaaS services	10,425	11,293	11,112
—Others	1,400	1,070	2,138
	58,570	60,002	61,060
Sales of products
—Sales of terminals	24,369	22,246	19,526
—Sales of data related products	2,150	8,417	134
—Others	487	970	729
	27,006	31,633	20,389
Total	85,576	91,635	81,449

In the following table, revenue is geographically disaggregated according to the locations of the customers.

	Years ended December 31,
(In thousands)	2023	2024	2025
Japan	37,122	43,409	30,782
Mainland China	11,156	22,023	25,656
North America	24,074	12,673	11,114
Southeast Asia	4,605	4,461	4,249
Europe	4,207	4,146	3,735
Hong Kong SAR	1,660	2,052	4,363
Taiwan	868	1,582	759
Others	1,884	1,289	791
Total	85,576	91,635	81,449

6.	Other (expense)/income, net

	Years ended December 31,
(In thousands)	2023	2024	2025
Foreign exchange (losses)/gains, net	(514)	(470)	518
Government grants (note)	1,120	948	694
Gains on disposal of property and equipment, net	203	80	104
Fair value (losses)/gains on other investments	(2,748)	1,091	4,643
Others	439	446	755
Total	(1,500)	2,095	6,714

Note:

Government grants mainly represent amounts received from central and local governments in connection with the Group’s investments in local business districts and contributions to technology development.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation

(a)	Income taxes

(i)	Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

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

The Group’s income before income taxes consisted of:

	Years ended December 31,
(In thousands)	2023	2024	2025
Non-PRC	(2,149)	(1,211)	2,269
PRC	4,673	5,627	5,569
Total	2,524	4,416	7,838

(iii)	Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to profits tax rate of 16.5% on taxable income.

The reconciliations of the income tax expenses for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Income before income tax	2,524	4,416	7,838
Income tax computed at statutory PRC income tax rate (25%)(i)	631	1,104	1,960
Differential income tax rates applicable to certain entities comprising the Group	74	207	(40)
Effect of tax holiday	(448)	(542)	(549)
Permanent differences(ii)	(174)	(206)	(558)
Change in valuation allowance	133	478	96
Accelerated deductions on research and development expenses(iii)	(146)	(973)	(796)
Adjustments in respect of current tax of previous periods(iv)	—	—	1,412
Income tax expenses	70	68	1,525

(i)	The PRC statutory income tax rate was used because the majority of the Group’s operations are based in the PRC.

(ii)	Permanent differences primarily represent non-deductible expenses.

(iii)	This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

(iv)	In 2025 and February 2026, the Inland Revenue Department (the “IRD”) in Hong Kong had issued protective profits tax assessments in an aggregate amount of HK$11.0 million (approximately equivalent to US$1.4 million) for the years of assessment from 2018/2019 to 2019/2020. The Group has lodged objections against these protective profits tax assessments and the IRD has agreed to hold over the tax demanded for these years of assessment on the condition that the Group purchased tax reserve certificates in an aggregate amount of HK$9.4 million (approximately equivalent to US$1.2 million), which has been recorded under “Prepayments and other assets” to the financial statement in 2025.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(a)	Income taxes (Continued)

The per share effect of the tax holidays are as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Effect of tax holiday	(448)	(542)	(549)
Per share effect – basic and diluted	(0.00)	(0.00)	(0.00)

(b)	Deferred tax assets

Deferred income tax expense reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the deferred tax assets are as follows:

	Years ended December 31,
(In thousands)	2023	2024	2025
Deferred tax assets
Net operating loss carryforwards	19,187	18,924	18,953
Accrued expenses and others	(2,250)	(1,509)	(1,442)
Less: valuation allowance	(16,937)	(17,415)	(17,511)
Net deferred tax assets	—	—	—

Movement of valuation allowance

	Years ended December 31,
(In thousands)	2023	2024	2025
Balance at beginning of the year	16,804	16,937	17,415
Change of valuation allowance	133	478	96
Balance at end of the year	16,937	17,415	17,511

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided a full valuation allowance for the deferred tax assets as of December 31, 2023, 2024 and 2025, as management is not able to conclude that the future realization of those net operating loss carries forwards and other deferred tax assets are more likely than not. The statutory rate of 15% to 25%, depending on which entity, was applied when calculating deferred tax assets.

As of December 31, 2023, 2024 and 2025, the Group had net operating loss carryforwards of approximately US$129,654 thousand and US$130,504 thousand and US$132,351 thousand respectively, which arose from the subsidiaries established in Hong Kong and PRC. As of December 31, 2023, 2024 and 2025, the Group does not believe that sufficient positive evidence exists to conclude that the recoverability of deferred tax assets is more likely than not to be realized. Consequently, the Group has provided full valuation allowance on the related deferred tax assets.

According to the Circular of relevant governmental regulatory authorities of Taxation on Extending the Loss Carry-over Period of High-tech Enterprises and High-tech SMEs (Cai Shui [2018] No. 76), from January 1, 2018, the enterprises that have the qualifications of high-tech enterprises or high-tech SMEs will be able to make up for the losses that have not been completed in the previous five years before the qualification year. The longest carry-over period is extended from 5 years to 10 years. As of December 31, 2025, the net operating loss carry forwards arose from Shenzhen Ucloudlink Technology Limited and Shenzhen uCloudlink will expire during the period from 2026 to 2035, if unused.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

7.	Taxation (Continued)

(c)	Uncertain tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

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

(xi)	On June 10, 2020, the Company completed its IPO on the Nasdaq Global Market. The outstanding shares consist of 159,478,920 Class A ordinary shares and 122,072,980 Class B ordinary shares, of which (i) 61,346,560 Class B ordinary shares ultimately held by the Company’s founder, director and chief executive officer Chaohui Chen; (ii) 60,726,420 Class B ordinary shares ultimately held by the Company’s founder and chairman of board of directors Zhiping Peng and (iii) 110,378,920 ordinary shares were converted into Class A ordinary shares. In the offering, 2,010,000 ADSs, representing 20,100,000 Class A ordinary shares, were issued and sold to the public at a price of US$18 per ADS. Upon the completion of the IPO, all 29,000,000 issued and outstanding preferred shares were converted into Class A ordinary shares immediately as of the same date.

(xii)	During the year ended December 31, 2020, 576,720 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options under the Group’s share-based incentive plans.

(xiii)	During the year ended December 31, 2021, 1,919,760 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options and 3,000,000 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans.

(xiv)	During the year ended December 31, 2022, 1,000,000 shares of Class A Ordinary Shares were issued for issuance of convertible debenture, an aggregate of 76,943,540 shares of Class A Ordinary Shares were issued for conversion of convertible debenture, and 3,767,180 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans.

(xv)	During year ended December 31, 2023, 97,200 shares of Class A Ordinary Shares were issued upon exercise of outstanding stock options and 5,629,400 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 9).

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

8.	Ordinary shares (Continued)

(xvi)	During year ended December 31, 2024, 3,485,890 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 9).

(xvii)	During year ended December 31, 2025, a total of 4,601,070 shares of Class A Ordinary Shares were issued upon vesting of restricted share units under the Group’s share-based incentive plans (Note 9). This amount includes 2,000,000 shares of Class A Ordinary Shares that were previously issued, canceled and returned to the Group’s share-based incentive plan reserve, and subsequently re-issued to other participants upon vesting during the same period.

9.	Share-based awards

Compensation expense recognized for share-based awards was as follow:

Share-based compensation expenses	Years ended December 31,
(In thousands)	2023	2024	2025
—Restricted Shares (a)	1,998	932	913
—Share options(b)	1,316	309	130
Total	3,314	1,241	1,043

(a)	Restricted Shares

As described in note 9(b), in July 2019, the shareholders and board of directors of the Company approved the 2019 Share Incentive Plan (“the 2019 Plan”).

On January 1, 2023 and May 31, 2023, the Company granted 1,125,170 and 5,530,000 restricted share units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan.

On May 31, 2024, the Company granted 2,950,000 restricted share units to its employees and directors, pursuant to the 2019 Plan.

On January 31, 2025, and May 31, 2025, the Company granted 807,460 and 3,950,000 restricted share units respectively to its employees, directors, and other consultants, pursuant to the 2019 Plan.

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Share-based awards (Continued)

(a)	Restricted Shares (Continued)

A summary of the Restricted Shares activity for the years ended December 31, 2023, 2024 and 2025 is presented below:

(Number of shares)	Number of Restricted Shares
Outstanding as of January 1, 2023	7,970,930
Granted	6,655,170
Forfeited	(1,000,000)
Vested	(5,629,400)
Outstanding as of December 31, 2023	7,996,700
Granted	2,950,000
Forfeited	(2,250)
Vested	(3,485,890)
Outstanding as of December 31, 2024	7,458,560
Granted	4,757,460
Forfeited	(2,000,000)
Vested	(2,601,070)
Outstanding as of December 31, 2025	7,614,950

(b)	Share options

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

In January 2025, the Company proposed to extend the option period of all options that were vested but unexercised and expired as of December 31, 2025, granted under the 2018 Plan held by employees of the Company for another six years.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

9.	Share-based awards (Continued)

(b)	Share options (Continued)

These options were granted with exercise prices denominated in US$. The grantees can exercise vested options after the commencement date of exercise and before the end of its contractual term (i.e., 6 years after the commencement date of exercise).

All share-based payments to employees are measured based on their grant-date fair values. Compensation expense is recognized by graded vesting method.

A summary of the changes in the share options granted by the Company during the years ended December 31, 2023, 2024 and 2025 is as follows:

	Number of share options	Weighted average exercise price	Aggregate intrinsic value
Outstanding as of January 1, 2023	18,004,940	$0.53	$45,040,329
Forfeited	(885,560)	$0.56	$(2,409,012)
Exercised	(97,200)	$0.50	$(302,604)
Outstanding as of December 31, 2023	17,022,180	$0.53	$42,328,713
Exercisable as of December 31, 2023	14,301,480	$0.54	$38,503,322
Forfeited	(168,120)	$0.50	$(526,049)
Outstanding as of December 31, 2024	16,854,060	$0.53	$41,802,664
Exercisable as of December 31, 2024	16,373,570	$0.53	$41,679,308
Forfeited	(197,500)	$0.50	$(296,173)
Outstanding as of December 31, 2025	16,656,560	$0.53	$41,506,491
Exercisable as of December 31, 2025	16,516,560	$0.53	$41,475,803

As of December 31, 2025, the unrecognized share-based compensation expenses related to share options and restricted share units granted by Company were US$6 thousand and US$599 thousand respectively.

10.	Earnings per share

Basic and diluted net earnings per share for each of the year presented were calculated as follows:

	Years ended December 31,
(In thousands of US$ except share data and per share data)	2023	2024	2025
Numerator:
Net income	2,811	4,558	6,301
Net income attributable to ordinary shareholders of the Company for computing basic and diluted net loss/earnings per share	2,811	4,558	6,301
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted net loss/earnings per share	371,726,318	376,344,425	378,546,843
Basic and diluted net earnings per ordinary share	0.01	0.01	0.02

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

10.	Earnings per share (Continued)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	Years ended December 31,
	2023	2024	2025
Restricted Shares	7,996,700	7,458,560	7,614,950
Share options awards	17,022,180	16,854,060	16,656,560
Total	25,018,880	24,312,620	24,271,510

11.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, cash held at banks or online payment platforms, which have original maturities of three months or less.

Cash on hand and cash held at banks or online payment platforms as of December 31, 2024 and 2025 primarily consist of the following currencies:

	December 31, 2024		December 31, 2025
(In thousands)	Original currency	US$ equivalent	Original currency	US$ Equivalent
US$	11,351	11,351	10,437	10,437
RMB	107,405	14,941	124,125	17,659
JPY	212,945	1,369	226,354	1,442
HKD	4,450	573	9,391	1,207
Others		1,823		2,086
Total		30,057		32,831

12.	Accounts receivable, net

(In thousands)	December 31, 2024	December 31, 2025
Accounts receivable	12,502	9,032
Less: Allowance for credit losses	(4,622)	(4,596)
Accounts receivable, net	7,880	4,436

The following table presents movement in the allowance for credit losses:

(In thousands)	December 31, 2023	December 31, 2024	December 31, 2025
Balance at beginning of the year	4,519	4,201	4,622
Additions	668	967	613
Reversal	(806)	(534)	(394)
Written off	(142)	—	(278)
Exchange difference	(38)	(12)	33
Balance at end of the year	4,201	4,622	4,596

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

13.	Inventories, net

(In thousands)	December 31, 2024	December 31, 2025
Raw materials	1,117	2,236
Finished goods	1,681	3,548
Less: write-down of obsolete inventories	(1,486)	(1,406)
Total inventories	1,312	4,378

The following table presents movement in write-down of obsolete inventories:

(In thousands)	December 31, 2024	December 31, 2025
Balance at beginning of the year	1,381	1,486
Additions	502	605
Written off	(396)	(708)
Exchange difference	(1)	23
Balance at end of the year	1,486	1,406

14.	Prepayments and other assets

(In thousands)	December 31, 2024	December 31, 2025
Prepayments	2,321	1,528
Deposits	1,609	1,498
VAT recoverable	1,346	1,359
Others	361	232
Total of prepayments and other assets	5,637	4,617

(In thousands)	December 31, 2024	December 31, 2025
Current	5,637	4,574
Non-current	—	43
Total of prepayments and other assets	5,637	4,617

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

15.	Long-term investments

			As of December 31, 2024
(In thousands)	Original Cost	Cumulative net gains/ (losses)	Cumulative dividend received	Impairment	Exchange Difference	Carrying value
Maya	442	(442)	—	—	—	—
Huaxiang	1,251	1,082	(209)	—	(113)	2,011
iQsim	245	(156)	—	(80)	(9)	—
Total	1,938	484	(209)	(80)	(122)	2,011

		Cumulative	As of December 31, 2025
(In thousands)	Original Cost	net gains/ (losses)	Dividend received	Impairment	Exchange Difference	Carrying value
Maya	442	(442)	—	—	—	—
Huaxiang	1,251	1,070	(209)	—	(68)	2,044
iQsim	245	(156)	—	(80)	(9)	—
Total	1,938	472	(209)	(80)	(77)	2,044

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

In April 2019 and September 2020, the Group made an equity investment in a privately-held company, Beijing Huaxianglianxin Technology Company(the “Huaxiang”), with total consideration of RMB 8,521 thousand. Huaxiang was listed on the China National Equities Exchange and Quotations (“NEEQ”) in 2023. As of December 31, 2025, the Group held approximately 9.08% equity interest in Huaxiang. The Group exercises significant influence in Huaxiang and therefore accounts for this as a long-term investment using equity method. The Group recognized the share of profit of USD210 thousand and share of loss of USD12 thousand during the year ended December 31, 2024 and 2025, respectively.

In January 2021, the Group acquired 31.25% of the equity interests of iQsim S.A.(the “iQsim”), which is a provider of open virtual SIM (“VSIM”) platform and VSIM-enabled mobile devices based in France, with total consideration of EUR200 thousand. The Group exercises significant influence in iQsim and therefore accounts for this as a long-term investment using equity method. As iQsim applied for bankruptcy, the Group wrote off the left amount of the investments of USD80 thousand in 2022. Subsequently, iQsim’s core assets were sold to new parties through the liquidation process. As of December 31, 2024 and 2025, the Group no longer holds any equity interest in iQsim.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

16.	Property and equipment, net

Property and equipment consist of the following:

(In thousands)	December 31, 2024	December 31, 2025
Computers	535	571
Server & switch	1,256	1,351
Office equipment	1,722	1,807
Wi-Fi terminals for data connectivity services	8,722	8,273
Leasehold improvement	529	552
Total original costs	12,764	12,554
Less: accumulated depreciation	(8,739)	(10,330)
Carrying amount	4,025	2,224

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were US$985 thousand, US$2,191 thousand and US$2,680 thousand, respectively.

17.	Lease

The Group has leased office premises and buildings under non-cancellable operating lease agreements. These leases have different terms and renewal rights.

The following table presents balances reported in the consolidated balance sheets related to the Group’s leases:

(In thousands)	December 31, 2024	December 31, 2025
Right-of-use asset, net	2,876	1,745
Current operating lease liabilities	1,853	1,189
Non-current operating lease liabilities	1,088	574

The following table presents operating lease cost reported in the consolidated statements of comprehensive income related to the Group’s leases:

(In thousands)	December 31, 2024	December 31, 2025
Operating lease cost	2,077	1,981
Short-term lease cost	532	799
Total	2,609	2,780

For the years ended December 31, 2024 and 2025, the Group incurred rental expenses under operating leases US$2,609 thousand and US$2,780 thousand.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

17.	Lease (Continued)

The following table reconciles the undiscounted cash flows of the Group’s leases as of December 31, 2025 to the present value of its operating lease payments:

For the year ending December 31	(In thousands)
2026	1,239
2027	417
2028	143
2029	35
2030	3
Total undiscounted operating lease payments	1,837
Less: imputed interest	(74)
Present value of operating lease liabilities	1,763

The following summarizes other supplemental information about the Group’s lease as of December 31, 2025.

As of December 31, 2025
Weighted average discount rate	4.75%
Weighted average remaining lease term	1.65 years

18.	Intangible assets, net

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2024
Purchased software	1,082	(607)	475
Trademarks	111	(101)	10
Licensed copyrights	168	(146)	22
Intangible assets	1,361	(854)	507

(In thousands)	Carrying amount	Accumulated amortization	Net carrying amount
December 31, 2025
Purchased software	1,230	(732)	498
Trademarks	113	(109)	4
Licensed copyrights	170	(161)	9
Intangible assets	1,513	(1,002)	511

Amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 were US$136 thousand, US$137 thousand and US$129 thousand, respectively.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

18.	Intangible assets, net (Continued)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Year	(In thousands)
2026	122
2027	116
2028	82
2029	69
2030	59
Thereafter	63
Total	511

19.	Other investments

(In thousands)	December 31, 2024	December 31, 2025
Current(i) (ii) (iii)	8,703	13,346

Note:

(i)	In June 2020, the Group made an investment in an investment fund, which was classified as an equity security, for a cash consideration of US$15,000 thousand, for which the underlying assets were mainly comprised of debt securities and equity securities. It is redeemable at the option of the Group with one-month notice. The equity security was measured and recorded at fair value on a recurring basis based on the quoted price by the investment fund which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value gain of US$1,091 thousand and US$4,643 thousand for the year ended December 31, 2024 and 2025, respectively. As of December 31, 2025, the fair value of the investment was US$13,344 thousand.

(ii)	In June 2020, the Group made an investment in an investment fund, which was classified as a debt security carried at fair value, for a cash consideration of US$17,100 thousand, for which the underlying assets were mainly comprised of unlisted bonds and subordinated debentures, for a period of 3 years. The debt security was measured and recorded at fair value on a recurring basis based on the quoted price by the asset management company, which was the executable transaction prices and the amounts that redemption and new purchases can be made and classified as level 2 inputs. There was a fair value loss of US$7,415 thousand for the year ended December 31,2022 and a fair value loss of US$3,314 thousand for the year ended December 31, 2023. In December, 2023, the Group fully redeemed the investment with amount of US$1.3 million.

(iii)	In October 2022, the Group purchased a publicly traded stock of 100 shares for a cash consideration of JPY364,148 on the Japanese stock market. As of December 31, 2025, the fair value of the investment was US$2 thousand (JPY359,500).

20.	Accounts payable, accrued expenses and other liabilities

(In thousands)	December 31, 2024	December 31, 2025
Accounts payable to suppliers	7,445	7,193
Accrued bonus and staff costs	20,286	13,857
Other deposits	861	1,408
Other taxes payable (note)	372	553
Accrued professional fees	963	1,480
Accrued marketing expenses	1,124	619
Others	1,563	1,426
Total	32,614	26,536

Note:

Other taxes payable represents business tax, VAT and related surcharges and PRC individual income tax of employees withheld by the Group.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

21.	Bank borrowings

(In thousands)	December 31, 2024	December 31, 2025
Bank borrowings
Short-term borrowings(i)	6,956	5,549
Current portion of long-term bank borrowings(ii)	—	68
Long-term borrowings(ii)	—	1,622
Total	6,956	7,239

Note:

(i)	The Group’s short-term bank borrowings are primarily used for working capital and business development purposes and bear interest rate of 2.4% ~ 2.9% (2024: 3.00% ~ 3.17%) per annum, with a weighted average interest rate of 2.64% (2024: 3.11%) per annum.

Certain bank borrowings are guaranteed by certain of our directors and certain subsidiaries as of December 31, 2024 and 2025.

(ii)	In September and December 2025, the Group entered into a two-year and a twenty-one-month financing agreement, respectively, with a bank, totaling US$1,707 thousand and guaranteed by certain director. The interest rate ranged from 3.1% to 3.2% per annum.

22.	Related party transactions

(a)	Related parties

As of December 31, 2025, the name and relationship with material related parties are as follows:

Related Party	Relationship with the Company
Maya	Equity method investee of the Company
Beijing Huaxianglianxin Technology Company	Equity method investee of the Company

(b)	During the years ended December 31, 2023, 2024 and 2025, other than disclosed elsewhere, the Company had the following material related party transactions:

	Years ended December 31,
(In thousands)	2023	2024	2025
Revenue from provision of data connectivity services, PaaS and SaaS services and sales of terminals and data related products:
Maya	10,770	5,863	7,966
Beijing Huaxianglianxin Technology Company	36	16	43
Purchase of data connectivity service:
Maya	2	—	—

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

22.	Related party transactions (Continued)

(c)	The Company had the following related parties balances as December 31, 2024 and 2025:

(In thousands)	December 31, 2024	December 31, 2025
Deposits received from related parties:
Maya	49	—
Amounts receivable from related parties:
Maya	1,969	1,697
Beijing Huaxianglianxin Technology Company	2	0.4

23.	Commitments and contingencies

(a)	Purchase commitment for purchase of data

The Group has future minimum purchase commitment related to the purchase of data. As of December 31, 2025, the purchase commitment contracted for are analyzed as follows:

Year	(In thousands)
Less than one year	5,109
Two to five years	3,962
Total	9,071

(b)	Other commitments

The Group also has commitments including commitments for lease ancillary services fees. As of December 31, 2025, these commitments are analyzed as follows:

Year	(In thousands)
Less than one year	268
Two to five years	29
Total	297

(c)	Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. There were no material pending or threatened claims and litigation as of December 31, 2024 and 2025 and through the issuance date of the consolidated financial statements.

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2023, 2024 and 2025, WFOE did not have after-tax accumulated profit and therefore no statutory reserves have been allocated.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

24.	Restricted net assets (Continued)

Amounts restricted include paid-in capital, additional paid-in capital, and the statutory reserves of the Company’s PRC subsidiaries, affiliates. As of December 31, 2025, total restricted net assets were US$161,416 thousand.

The Company performed a test on the restricted net assets of subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets exceeded 25% of the consolidated net assets of the Company as of December 31, 2025 and the condensed financial information of the Company are required to be presented (See Note 26).

25.	Subsequent Events

In January 2026, the Group obtained a one-year short-term bank borrowing of RMB10.0 million (equivalent to US$1.4 million) from a commercial bank, bearing interest at a rate of 2.7% per annum. In February 2026, the Group fully repaid a one-year short-term bank borrowing of RMB9.0 million (equivalent to US$1.3 million) from a commercial bank, bearing interest at a rate of 3.0% per annum. In March 2026, the Group obtained a seven-month short-term bank borrowing of RMB24.4 million (equivalent to US$3.5 million) from a commercial bank, which was guaranteed by certain of our directors, bearing interest at a rate of 2.9% per annum.

The Group has evaluated events subsequent to the balance sheet date of December 31, 2025 through the date of this annual report, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements other than that disclosed in above.

26.	Additional information: condensed financial statements of the Company

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

The Company did not have significant other commitments, long-term obligations, or guarantees as of December 31, 2025.

UCLOUDLINK GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(AMOUNTS IN US$ UNLESS OTHERWISE STATED)

26.	Additional information: condensed financial statements of the Company (Continued)

Condensed statements of comprehensive income/(loss) of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2023	2024	2025
Operating expenses	(3,919)	(1,910)	(1,754)
Loss before income tax	(3,284)	(2,002)	(1,422)
Income from subsidiaries	6,095	6,560	7,723
Net income	2,811	4,558	6,301

Condensed balance sheets of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2024	2025
Cash and cash equivalents	1,072	942
Amounts due from subsidiaries	126,329	125,556
Others	19	22
Total assets	127,420	126,520

Accounts payable, accrued expenses and other liabilities	295	374
Deficit in subsidiaries	101,966	101,125
Others	87	29
Amounts due to subsidiaries	4,232	3,690
Total liabilities	106,580	105,218
Total shareholders’ equity	20,840	21,302

Condensed statement of cash flows of the parent company

	Years ended December 31,
(Amounts expressed in thousands of US$ except for number of shares and per share data)	2023	2024	2025
Cash flows from operating activities
Net cash used in operating activities	(605)	(435)	(530)
Cash flows from investing activities
Intercompany fund transfers	200	1,400	400
Net cash generated from investing activities	200	1,400	400
Cash flows from financing activities
Proceeds from exercise of share options	49	—	—
Net cash generated from financing activities	49	—	—
(Decrease)/increase in cash and cash equivalents	(356)	965	(130)
Cash and cash equivalents at beginning of year	463	107	1,072
Cash and cash equivalents at end of year	107	1,072	942